                                                Registration Nos. 333-234493

                                                                   811-09359

   As filed With the Securities and Exchange Commission on December 2, 2019


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM N-6
                            REGISTRATION STATEMENT
                                     UNDER

                        THE SECURITIES ACT OF 1933                        [X]

                         Pre-effective Amendment No.                      [1]


                        Post-Effective Amendment No.                      [  ]

                                    and/or

                            REGISTRATION STATEMENT
                                     UNDER

                   THE INVESTMENT COMPANY ACT OF 1940                     [X]
                               Amendment No.                              [46]


                                 -------------

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VL-R
                          (Exact Name of Registrant)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                              (Name of Depositor)

                   175 Water Street New York, New York 10038
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 996-9786
              (Depositor's Telephone Number, including Area Code)

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                              (Name of Guarantor)

            175 Water Street, 18/th/ Floor New York, New York 10038
                                (212) 770-7000
              (Guarantor's Telephone Number, Including Area Code)

                              Manda Ghaferi, Esq.
       The United States Life Insurance Company in the City of New York
         21650 Oxnard St., Suite 750 Woodland Hills, California 91367
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

   [  ]immediately upon filing pursuant to paragraph (b) of Rule 485

   [  ]on________________ pursuant to paragraph (b) of Rule 485

   [  ]60 days after filing pursuant to paragraph (a)(1) of Rule 485

   [  ]on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

   [ ]This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: (i) Units of interest in The United States Life Insurance Company in the City of New York Separate Account USL VL-R under Executive Advantage(R) group flexible premium variable universal life insurance Policies and (ii) guarantee related to insurance obligations under the variable universal life insurance policies.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under The United States Life Insurance Company in the City of New York ("US Life") Executive Advantage (R) group flexible premium variable universal life insurance policies (the "Policies") on a new Form N-6 Registration Statement and adding supplements to the prospectus and SAI describing the policy. The Policies were previously registered on Form N-6 Registration Statement File No. 333-171493 and funded by US Life Separate Account USL B (File No. 811-04865-01). At the close of business on November 29, 2019, US Life Separate Account USL B was consolidated with and into USL Life Separate Account USL VL-R. Parts A and B, the Prospectus and Statement of Additional Information dated May 1, 2014, as supplemented, included in Post-Effective Amendment No. 4 under the Securities Act of 1933 (the "1933 Act") and Amendment No. 5 under the Investment Company Act of 1940 (the "1940 Act") to Form N-6 Registration Statement File Nos. 333-171493 and 811-04865-01, as filed on April 30, 2014, are hereby incorporated by reference.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, the Registrant no longer files annual post-effective amendments to this Form N-6.

                 EXECUTIVE ADVANTAGE(R) GROUP FLEXIBLE PREMIUM
                  VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                ISSUED THROUGH
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
         SEPARATE ACCOUNT USL VL-R BY THE UNITED STATES LIFE INSURANCE
                        COMPANY IN THE CITY OF NEW YORK
                       SUPPLEMENT DATED DECEMBER 2, 2019
                                    TO THE
                         PROSPECTUS DATED MAY 1, 2014,
                                AS SUPPLEMENTED

The United States Life Insurance Company in the City of New York ("US Life") is amending the prospectus for the Executive Advantage group flexible premium variable universal life insurance Policy (the "Policies") for the purpose of providing information regarding the consolidation of it's The United States Life Insurance Company in the City of New York Separate Account USL B ("Separate Account USL B") with The United States Life Insurance Company in the City of New York Separate Account USL VL-R ("Separate Account VL-R").

US Life no longer sells the Policies.

The following paragraph is added to the section of the prospectus entitled "General Information" after the subsection entitled "The United States Life Insurance Company in the City of New York":

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, US Life consolidated Separate Account USL B with Separate Account USL VL-R, with Separate Account USL VL-R being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account USL B are hereby replaced with Separate Account USL VL-R.

   The Consolidation did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the name of the separate account. The number of accumulation units and the accumulation values for the subaccounts in which you invest, and the subaccounts available under the Policy did not change as a result of the Consolidation. Your Policy value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Policy Owners. Until we amend all forms related to the Policies, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

The following replaces the first paragraph under the section of the prospectus entitled "General Information - The Separate Account":

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. The Company established Separate Account USL VL-R under the laws of the State of New York on August 8, 1997. Separate Account USL VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the 1940 Act"). The Policies were previously issued through Separate Account USL B. Prior to December 31, 2010, Separate Account USL B was a separate account of American International Life Assurance Company of New York ("AI Life") named Variable Account B, created on June 5, 1986 under New York insurance law. On December 31, 2010, and in conjunction with the merger of AI Life and US Life, Variable Account B became a separate account of US Life under New York law and was renamed Separate Account USL B. Effective after the close of business November 29, 2019, Separate Account USL B was consolidated into Separate Account USL VL-R.

The following information about the National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") Guarantee is added as the fourth paragraph under the section entitled "General Information - National Union Guarantee" of the prospectus:

   Guarantees for Policies issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account USL B into Separate Account USL VL-R will not impact the insurance obligations under the Guarantee.

If you have any questions, or would like to receive a copy of the prospectus and/or Statement of Additional Information, please call the Administrative Service Center at 1-877-883-6596.

                EXECUTIVE ADVANTAGE (R) GROUP FLEXIBLE PREMIUM
                  VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                ISSUED THROUGH
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                         SEPARATE ACCOUNT USL VL-R* BY
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       SUPPLEMENT DATED DECEMBER 2, 2019
                  TO THE STATEMENT OF ADDITIONAL INFORMATION
                      DATED MAY 1, 2014, AS SUPPLEMENTED

The following hereby amends and supplements your Statement of Additional
Information:

* Prior to December 2, 2019, the Policies were issued through The United States Life Insurance Company in the City of New York Separate Account USL B ("Separate Account USL B"). Effective at the close of business on November 29, 2019, Separate Account USL B was consolidated with The United States Life Insurance Company in the City of New York Separate Account USL VL-R ("Separate Account USL VL-R"). All references to Separate Account USL B are hereby replaced with Separate Account USL VL-R.

The following paragraph is added to the section entitled "General Information" after the subsection entitled "US Life":

Separate Account Consolidation

   Effective after the close of business on November 29, 2019, The United States Life Insurance Company in the City of New York ("US Life") consolidated Separate Account USL B with Separate Account USL VL-R, with Separate Account USL VL-R being the surviving Separate Account after such consolidation (the "Consolidation"). Accordingly, all references to Separate Account USL B are hereby replaced with Separate Account USL VL-R.

   The Consolidation did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the name of the separate account. The number of units and the accumulation values for the variable investment divisions in which you invest, and the variable investment divisions available under the Policy did not change as a result of the Consolidation. Your accumulation value immediately after the Consolidation was the same as the value immediately before the Consolidation. The Consolidation did not result in any adverse tax consequences for any Policy Owners. Until we amend all forms related to the Policies, some forms may still refer to the prior name of the separate account.

   The purpose of the Consolidation was to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

The heading of the section "Separate Account USL B" under "General Information" is hereby changed to:

Separate Account USL VL-R

The following replaces the first two paragraphs under the section of renamed "General Information - Separate Account USL VL-R":

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. The Company established Separate Account USL VL-R under the laws of the State of New York on August 8, 1997. Separate Account USL VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). The Policies were previously issued through Separate Account USL B. Prior to December 31, 2010, Separate Account USL B was a separate account of American International Life Assurance Company of New York ("AI Life") named Variable Account B, created on June 5, 1986 under New York insurance law. On December 31, 2010, and in conjunction with the merger of AI Life and US Life, Variable Account B became a separate account of US Life under New York law and was renamed Separate Account USL B. Effective after the close of business November 29, 2019, Separate Account USL B was consolidated into Separate Account USL VL-R.

   For record keeping and financial reporting purposes, the Separate Account USL VL-R is divided into 125 separate "divisions," 34 of which are available under the Policies offered by the prospectus as variable "investment options" (one of these 34 investment options is not available to all Policy owners). The remaining 91 divisions, and all of these 34 divisions, represent variable investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

The following information about the National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") Guarantee is added as the third paragraph under the section entitled "General Information - National Union Fire Insurance Company of Pittsburgh, Pa.:"

   Guarantees for Policies issued prior to the Consolidation will continue after the Consolidation. As a result, the Consolidation of Separate Account USL B into Separate Account USL VL-R will not impact the insurance obligations under the Guarantee.

The following replaces the section entitled "Financial Statements":

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, serves as the independent registered public accounting firm for Separate Account USL VL-R, Separate Account USL B, The United States Life Insurance Company in the City of New York and National Union Fire Insurance Company of Pittsburgh, Pa.

   You may obtain a free copy of these financial statements if you write us at our Administrative Service Center or call at 1-877-883-6596. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

    .  Pro Forma Narrative description of the effects of the Consolidation.

    . The Audited Financial Statements of The United States Life Insurance Company in the City of New York Separate Account USL VL-R as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Financial Statements of The United States Life Insurance Company in the City of New York Separate Account USL B as of December 31, 2018 and for each of the two years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of The United States Life Insurance Company in the City of New York as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

    . The Audited Statutory Financial Statements of National Union Fire Insurance Company of Pittsburgh Pa. as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018.

   The financial statements of US Life should be considered only as bearing on the ability of US Life to meet its obligation under the Policies. You should only consider the statutory financial statements of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") that we include in the Statement of Additional Information as bearing on the ability of National Union, as guarantor, to meet its obligations under the guarantee of insurance obligations under Policies issued prior to April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Policies with an issue date after the Point of Termination are not covered by the National Union guarantee.

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

   Effective after the close of business November 29, 2019, The United States Life Insurance Company in the City of New York ("US Life") consolidated
Separate Account USL B ("Separate Account USL B") with Separate Account USL
VL-R ("Separate Account USL VL-R"), with Separate Account USL VL-R being the surviving Separate Account after such consolidation. Financial statements issued on and after December 2, 2019 will reflect the consolidation transaction.

   Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

   The consolidation will result in the financial statements of Separate Account USL B being combined with the financial statements of Separate Account USL VL-R. In effect, the consolidation will result in the transfer of the subaccounts in Separate Account USL B to Separate Account USL VL-R. Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

   The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

   The purpose of the Consolidation is to reduce the ongoing administrative costs, independent accountant fees, and inefficiencies associated with maintaining multiple Separate Accounts, each with its own recordkeeping and reporting requirements.

                                                      Separate Account USL VL-R
               The United States Life Insurance Company in the City of New York

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of Separate Account USL VL-R.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account USL VL-R indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account USL VL-R as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.


 Alger Capital Appreciation Portfolio   Alger Mid Cap Growth Portfolio Class
 Class I-2 Shares                       I-2 Shares

 American Century VP Value Fund Class I American Funds IS Growth-Income Fund
                                        Class 2

 American Funds IS Asset Allocation     American Funds IS High-Income Bond
 Fund Class 2 (2)                       Fund Class 2

 American Funds IS Global Growth Fund   American Funds IS International Fund
 Class 2 (2)                            Class 2 (2)

 American Funds IS Growth Fund Class 2  AST SA Wellington Government and
 (2)                                    Quality Bond Portfolio Class
                                        3

 AST SA Wellington Capital              Dreyfus VIF Quality Bond Portfolio
 Appreciation Portfolio Class 3         Initial Shares

 Dreyfus IP MidCap Stock Portfolio      Fidelity VIP Freedom 2030 Portfolio
 Initial Shares (2)                     Service Class 2

 Dreyfus VIF International Value        Fidelity VIP Government Money Market
 Portfolio Initial Shares               Portfolio Service Class 2

 Dreyfus VIF Opportunistic Small Cap    Fidelity VIP Growth Portfolio Service
 Portfolio Initial Shares               Class 2

 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Mid Cap Portfolio
 Service Class 2                        Service Class 2

 Fidelity VIP Contrafund Portfolio      FTVIP Franklin U.S. Government
 Service Class 2                        Securities VIP Fund Class 2

 Fidelity VIP Equity-Income Portfolio   FTVIP Templeton Foreign VIP Fund
 Service Class 2                        Class 2

 Fidelity VIP Freedom 2020 Portfolio    Invesco V.I. High Yield Fund Series I
 Service Class 2 (2)                    (2)

 Fidelity VIP Freedom 2025 Portfolio    Invesco V.I. International Growth
 Service Class 2 (2)                    Fund Series I

 FTVIP Franklin Mutual Shares VIP Fund  Janus Henderson Global Research
 Class 2                                Portfolio Service Shares

 FTVIP Franklin Small Cap Value VIP     Janus Henderson Overseas Portfolio
 Fund Class 2                           Service Shares

 Invesco V.I. Core Equity Fund Series I JPMorgan Insurance Trust Small Cap
                                        Core Portfolio Class 1

 Invesco V.I. Global Real Estate Fund   MFS VIT New Discovery Series Initial
 Series I (2)                           Class

 Invesco V.I. Growth and Income Fund    MFS VIT Research Series Initial Class
 Series I                               (2)

 Janus Henderson Enterprise Portfolio   Neuberger Berman AMT Sustainable
 Service Shares                         Equity Portfolio Class I (2)

 Janus Henderson Forty Portfolio        Oppenheimer Global Fund/VA Non
 Service Shares (2)                     Service Shares

 JPMorgan Insurance Trust Core Bond     PIMCO Short-Term Portfolio
 Portfolio Class 1 (2)                  Administrative Class

 JPMorgan Insurance Trust Mid Cap       PIMCO Total Return Portfolio
 Value Portfolio Class 1 (2)            Administrative Class

 MFS VIT Growth Series Initial Class    Pioneer Select Mid Cap Growth VCT
                                        Portfolio Class I

 MFS VIT II Core Equity Portfolio       Putnam VT International Value Fund
 Initial Class (2)                      Class IB

 Morgan Stanley VIF Growth Portfolio    Putnam VT Small Cap Value Fund Class
 Class I                                IB

 Neuberger Berman AMT Mid Cap Growth    SAST SA WellsCap Aggressive Growth
 Portfolio Class I                      Portfolio Class 1

 Oppenheimer Conservative Balanced      VALIC Company I Mid Cap Index Fund
 Fund/VA Non Service
 Shares (2)

--------------------------------------------------------------------------------

 PIMCO CommodityRealReturn Strategy     VALIC Company I Nasdaq-100 Index Fund
 Portfolio Administrative
 Class

 PIMCO Global Bond Opportunities        VALIC Company I Science & Technology
 Portfolio (Unhedged)                   Fund
 Administrative Class (2)

 PIMCO Real Return Portfolio            VALIC Company I Small Cap Index Fund
 Administrative Class

 Pioneer Fund VCT Portfolio Class I     VALIC Company I Stock Index Fund

 Pioneer Mid Cap Value VCT Portfolio    VALIC Company II Strategic Bond Fund
 Class I (2)

 Putnam VT Diversified Income Fund      Vanguard VIF Real Estate Index
 Class IB (2)                           Portfolio

 Putnam VT Equity Income Fund Class IB
 (1) (3)

 SST SA Multi-Managed Mid Cap Value
 Portfolio Class 3

 SAST SA JPMorgan Diversified Balanced
 Portfolio Class 1 (2)

 VALIC Company I Dynamic Allocation
 Fund

 VALIC Company I Emerging Economies
 Fund

 VALIC Company I Government Money
 Market I Fund

 VALIC Company I International
 Equities Index Fund

 VALIC Company I International Value
 Fund (2)

 VALIC Company II Mid Cap Value Fund
 (2)

 VALIC Company II Socially Responsible
 Fund (2)

 Vanguard VIF High Yield Bond Portfolio

(1)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(2)There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was no activity for the periods presented.
(3)Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account USL VL-R based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account USL VL-R in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
April 22/nd/, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

--------------------------------------------------------------------------------

                                                                      Due from
                                                                        (to)                                      Net Assets
                                                                      Company's            Contract   Contract   Attributable
                                                          Investments  General             Owners -   Owners -   to Contract
                                                            at Fair   Account,             Annuity  Accumulation    Owner
Sub-accounts                                                 Value       Net    Net Assets Reserves   Reserves     Reserves
------------                                              ----------- --------- ---------- -------- ------------ ------------
Alger Capital Appreciation Portfolio Class I-2 Shares      $ 35,327      $--     $ 35,327    $--      $ 35,327     $ 35,327
Alger Mid Cap Growth Portfolio Class I-2 Shares               3,043       --        3,043     --         3,043        3,043
American Century VP Value Fund Class I                       39,800       --       39,800     --        39,800       39,800
American Funds IS Growth-Income Fund Class 2                  7,811       --        7,811     --         7,811        7,811
American Funds IS High-Income Bond Fund Class 2               2,778       --        2,778     --         2,778        2,778
AST SA Wellington Capital Appreciation Portfolio Class 3      2,458       --        2,458     --         2,458        2,458
Dreyfus IP MidCap Stock Portfolio Initial Shares              3,157       --        3,157     --         3,157        3,157
Dreyfus VIF Opportunistic Small Cap Portfolio Initial
  Shares                                                      4,891       --        4,891     --         4,891        4,891
Dreyfus VIF Quality Bond Portfolio Initial Shares             8,970       --        8,970     --         8,970        8,970
Fidelity VIP Asset Manager Portfolio Service Class 2          8,194       --        8,194     --         8,194        8,194
Fidelity VIP Contrafund Portfolio Service Class 2            58,259       --       58,259     --        58,259       58,259
Fidelity VIP Equity-Income Portfolio Service Class 2         10,646       --       10,646     --        10,646       10,646
Fidelity VIP Government Money Market Portfolio Service
  Class 2                                                    93,817       --       93,817     --        93,817       93,817
Fidelity VIP Growth Portfolio Service Class 2                34,071       --       34,071     --        34,071       34,071
Fidelity VIP Mid Cap Portfolio Service Class 2               23,540       --       23,540     --        23,540       23,540
FTVIP Franklin Mutual Shares VIP Fund Class 2                33,363       --       33,363     --        33,363       33,363
FTVIP Franklin Small Cap Value VIP Fund Class 2              27,080       --       27,080     --        27,080       27,080
FTVIP Franklin U.S. Government Securities VIP Fund
  Class 2                                                    28,146       --       28,146     --        28,146       28,146
FTVIP Templeton Foreign VIP Fund Class 2                     11,190       --       11,190     --        11,190       11,190
Invesco V.I. Core Equity Fund Series I                       37,328       --       37,328     --        37,328       37,328
Invesco V.I. Growth and Income Fund Series I                 26,518       --       26,518     --        26,518       26,518
Invesco V.I. International Growth Fund Series I              58,397       --       58,397     --        58,397       58,397
Janus Henderson Enterprise Portfolio Service Shares           7,623       --        7,623     --         7,623        7,623
Janus Henderson Global Research Portfolio Service Shares      7,563       --        7,563     --         7,563        7,563
Janus Henderson Overseas Portfolio Service Shares             3,622       --        3,622     --         3,622        3,622
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1         76       --           76     --            76           76
JPMorgan Insurance Trust Small Cap Core Portfolio
  Class 1                                                     5,682       --        5,682     --         5,682        5,682
MFS VIT Growth Series Initial Class                          52,217       --       52,217     --        52,217       52,217
MFS VIT New Discovery Series Initial Class                    5,008       --        5,008     --         5,008        5,008
Morgan Stanley VIF Growth Portfolio Class I                   4,262       --        4,262     --         4,262        4,262
Neuberger Berman AMT Mid Cap Growth Portfolio Class I        33,494       --       33,494     --        33,494       33,494
Oppenheimer Global Fund/VA Non Service Shares                31,939       --       31,939     --        31,939       31,939
PIMCO CommodityRealReturn Strategy Portfolio
  Administrative Class                                       10,764       --       10,764     --        10,764       10,764
PIMCO Real Return Portfolio Administrative Class             23,309       --       23,309     --        23,309       23,309
PIMCO Short-Term Portfolio Administrative Class              66,471       --       66,471     --        66,471       66,471
PIMCO Total Return Portfolio Administrative Class            55,269       --       55,269     --        55,269       55,269
Pioneer Fund VCT Portfolio Class I                            7,473       --        7,473     --         7,473        7,473
Pioneer Select Mid Cap Growth VCT Portfolio Class I          18,244       --       18,244     --        18,244       18,244
Putnam VT Equity Income Fund Class IB                        18,240       --       18,240     --        18,240       18,240
Putnam VT International Value Fund Class IB                  13,060       --       13,060     --        13,060       13,060
Putnam VT Small Cap Value Fund Class IB                         339       --          339     --           339          339
VALIC Company I Emerging Economies Fund                      28,317       --       28,317     --        28,317       28,317
VALIC Company I Government Money Market I Fund                  860       --          860     --           860          860
VALIC Company I International Equities Index Fund            62,927       --       62,927     --        62,927       62,927
VALIC Company I Mid Cap Index Fund                           45,747       --       45,747     --        45,747       45,747
VALIC Company I Nasdaq-100 Index Fund                        49,589       --       49,589     --        49,589       49,589
VALIC Company I Science & Technology Fund                    23,140       --       23,140     --        23,140       23,140
VALIC Company I Small Cap Index Fund                          4,544       --        4,544     --         4,544        4,544
VALIC Company I Stock Index Fund                            315,912       --      315,912     --       315,912      315,912
VALIC Company II Strategic Bond Fund                         64,626       --       64,626     --        64,626       64,626
Vanguard VIF High Yield Bond Portfolio                       10,341       --       10,341     --        10,341       10,341
Vanguard VIF Real Estate Index Portfolio                     58,806       --       58,806     --        58,806       58,806

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

--------------------------------------------------------------------------------

                                                                          Net Asset
                                                                          Value per Shares at Fair Cost of Shares
Sub-accounts                                                       Shares   Share       Value           Held      Level*
------------                                                       ------ --------- -------------- -------------- ------
Alger Capital Appreciation Portfolio Class I-2 Shares                 519  $68.07      $ 35,327       $ 37,678      1
Alger Mid Cap Growth Portfolio Class I-2 Shares                       156   19.55         3,043          3,118      1
American Century VP Value Fund Class I                              3,976   10.01        39,800         37,640      1
American Funds IS Growth-Income Fund Class 2                          174   44.90         7,811          8,520      1
American Funds IS High-Income Bond Fund Class 2                       302    9.19         2,778          3,041      1
AST SA Wellington Capital Appreciation Portfolio Class 3               66   37.08         2,458          2,852      1
Dreyfus IP MidCap Stock Portfolio Initial Shares                      188   16.80         3,157          3,567      1
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares          119   41.20         4,891          6,021      1
Dreyfus VIF Quality Bond Portfolio Initial Shares                     791   11.34         8,970          9,424      1
Fidelity VIP Asset Manager Portfolio Service Class 2                  615   13.33         8,194          9,283      1
Fidelity VIP Contrafund Portfolio Service Class 2                   1,861   31.31        58,259         56,783      1
Fidelity VIP Equity-Income Portfolio Service Class 2                  536   19.85        10,646         11,210      1
Fidelity VIP Government Money Market Portfolio Service Class 2     93,817    1.00        93,817         93,817      1
Fidelity VIP Growth Portfolio Service Class 2                         550   61.91        34,071         30,281      1
Fidelity VIP Mid Cap Portfolio Service Class 2                        806   29.22        23,540         27,190      1
FTVIP Franklin Mutual Shares VIP Fund Class 2                       1,917   17.40        33,363         39,910      1
FTVIP Franklin Small Cap Value VIP Fund Class 2                     1,855   14.60        27,080         34,299      1
FTVIP Franklin U.S. Government Securities VIP Fund Class 2          2,387   11.79        28,146         29,756      1
FTVIP Templeton Foreign VIP Fund Class 2                              878   12.74        11,190         12,397      1
Invesco V.I. Core Equity Fund Series I                              1,206   30.94        37,328         44,669      1
Invesco V.I. Growth and Income Fund Series I                        1,514   17.51        26,518         31,338      1
Invesco V.I. International Growth Fund Series I                     1,771   32.98        58,397         61,800      1
Janus Henderson Enterprise Portfolio Service Shares                   121   62.99         7,623          7,878      1
Janus Henderson Global Research Portfolio Service Shares              164   46.15         7,563          5,932      1
Janus Henderson Overseas Portfolio Service Shares                     141   25.64         3,622          4,080      1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1                7   10.16            76             78      1
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1             269   21.10         5,682          5,495      1
MFS VIT Growth Series Initial Class                                 1,111   47.01        52,217         44,377      1
MFS VIT New Discovery Series Initial Class                            287   17.46         5,008          5,119      1
Morgan Stanley VIF Growth Portfolio Class I                           149   28.62         4,262          4,391      1
Neuberger Berman AMT Mid Cap Growth Portfolio Class I               1,390   24.09        33,494         31,968      1
Oppenheimer Global Fund/VA Non Service Shares                         840   38.00        31,939         32,743      1
PIMCO CommodityRealReturn Strategy Portfolio Administrative Class   1,788    6.02        10,764         12,878      1
PIMCO Real Return Portfolio Administrative Class                    1,967   11.85        23,309         23,727      1
PIMCO Short-Term Portfolio Administrative Class                     6,460   10.29        66,471         66,571      1
PIMCO Total Return Portfolio Administrative Class                   5,274   10.48        55,269         57,367      1
Pioneer Fund VCT Portfolio Class I                                    553   13.52         7,473         10,346      1
Pioneer Select Mid Cap Growth VCT Portfolio Class I                   735   24.82        18,244         19,379      1
Putnam VT Equity Income Fund Class IB                                 789   23.12        18,240         18,726      1
Putnam VT International Value Fund Class IB                         1,395    9.36        13,060         12,591      1
Putnam VT Small Cap Value Fund Class IB                                38    8.86           339            436      1
VALIC Company I Emerging Economies Fund                             3,766    7.52        28,317         28,219      1
VALIC Company I Government Money Market I Fund                        860    1.00           860            860      1
VALIC Company I International Equities Index Fund                   9,711    6.48        62,927         64,217      1
VALIC Company I Mid Cap Index Fund                                  1,895   24.14        45,747         49,981      1
VALIC Company I Nasdaq-100 Index Fund                               3,899   12.72        49,589         37,610      1
VALIC Company I Science & Technology Fund                             856   27.04        23,140         16,473      1
VALIC Company I Small Cap Index Fund                                  240   18.96         4,544          4,760      1
VALIC Company I Stock Index Fund                                    8,559   36.91       315,912        297,646      1
VALIC Company II Strategic Bond Fund                                6,051   10.68        64,626         67,845      1
Vanguard VIF High Yield Bond Portfolio                              1,373    7.53        10,341         10,806      1
Vanguard VIF Real Estate Index Portfolio                            5,083   11.57        58,806         63,703      1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                   Alger Capital Alger Mid Cap American   American    American
                                                   Appreciation     Growth     Century    Funds IS    Funds IS
                                                     Portfolio     Portfolio   VP Value    Growth-   High-Income
                                                     Class I-2     Class I-2     Fund    Income Fund  Bond Fund
                                                      Shares        Shares     Class I     Class 2     Class 2
                                                   ------------- ------------- --------  ----------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                          $    33       $   --     $    779    $   118     $  173
   Mortality and expense risk and administrative
     charges                                              (91)         (15)        (235)       (15)        (5)
                                                      -------       ------     --------    -------     ------
   Net investment income (loss)                           (58)         (15)         544        103        168
   Net realized gain (loss)                               347          102        1,733         58         (1)
   Capital gain distribution from mutual funds          6,258          478            3        494         --
   Change in unrealized appreciation
     (depreciation) of investments                     (6,557)        (814)      (6,385)    (1,047)      (255)
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets from operations         (10)        (249)      (4,105)      (392)       (88)
                                                      -------       ------     --------    -------     ------
From contract transactions:
   Payments received from contract owners                 257          316        4,554      3,600      1,200
   Payments for contract benefits or terminations          --           --       (6,715)        --         --
   Policy loans                                            --           --         (135)        --         --
   Transfers between sub-accounts (including
     fixed account), net                                 (264)        (170)         (81)      (643)        67
   Contract maintenance charges                        (1,386)        (173)      (1,862)      (332)      (111)
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets from contract
  transactions                                         (1,393)         (27)      (4,239)     2,625      1,156
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets                      (1,403)        (276)      (8,344)     2,233      1,068
Net assets at beginning of period                      36,730        3,319       48,144      5,578      1,710
                                                      -------       ------     --------    -------     ------
Net assets at end of period                           $35,327       $3,043     $ 39,800    $ 7,811     $2,778
                                                      =======       ======     ========    =======     ======
Beginning units                                         1,921          200        2,168        319        144
Units issued                                                9           17          189        175        104
Units redeemed                                            (64)         (18)        (388)       (39)        (8)
                                                      -------       ------     --------    -------     ------
Ending units                                            1,866          199        1,969        455        240
                                                      =======       ======     ========    =======     ======
For the Year Ended December 31, 2017
From operations:
   Dividends                                          $    56       $   --     $    801    $    73     $  112
   Mortality and expense risk and administrative
     charges                                              (77)         (14)        (251)        (8)        (4)
                                                      -------       ------     --------    -------     ------
   Net investment income (loss)                           (21)         (14)         550         65        108
   Net realized gain (loss)                               390           58        4,084         (3)         4
   Capital gain distribution from mutual funds          2,176           73           --        321         --
   Change in unrealized appreciation
     (depreciation) of investments                      5,880          638         (821)       338          6
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets from operations       8,425          755        3,813        721        118
                                                      -------       ------     --------    -------     ------
From contract transactions:
   Payments received from contract owners               5,398          316        5,943         --         --
   Payments for contract benefits or terminations          --           --      (15,934)        --         --
   Policy loans                                            --           --          723         --         --
   Transfers between sub-accounts (including
     fixed account), net                               (2,461)        (194)      (2,199)     4,955       (571)
   Contract maintenance charges                        (4,735)        (164)      (2,127)       (98)       (66)
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets from contract
  transactions                                         (1,798)         (42)     (13,594)     4,857       (637)
                                                      -------       ------     --------    -------     ------
Increase (decrease) in net assets                       6,627          713       (9,781)     5,578       (519)
Net assets at beginning of period                      30,103        2,606       57,925         --      2,229
                                                      -------       ------     --------    -------     ------
Net assets at end of period                           $36,730       $3,319     $ 48,144    $ 5,578     $1,710
                                                      =======       ======     ========    =======     ======
Beginning units                                         2,052          203        2,912         --        200
Units issued                                              275           21          409        325          4
Units redeemed                                           (406)         (24)      (1,153)        (6)       (60)
                                                      -------       ------     --------    -------     ------
Ending units                                            1,921          200        2,168        319        144
                                                      =======       ======     ========    =======     ======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                            AST SA
                                          Wellington                       Dreyfus VIF
                                           Capital       Dreyfus IP       Opportunistic      Dreyfus VIF     Fidelity VIP
                                         Appreciation   MidCap Stock        Small Cap       Quality Bond     Asset Manager
                                          Portfolio   Portfolio Initial Portfolio Initial Portfolio Initial    Portfolio
                                           Class 3         Shares            Shares            Shares       Service Class 2
                                         ------------ ----------------- ----------------- ----------------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                $   --         $    19          $     --           $  255           $  131
   Mortality and expense risk and
     administrative charges                     (5)            (16)              (30)             (47)             (51)
                                            ------         -------          --------           ------           ------
   Net investment income (loss)                 (5)              3               (30)             208               80
   Net realized gain (loss)                     80              22                19               (5)             (58)
   Capital gain distribution from
     mutual funds                              378             391               995               --              266
   Change in unrealized appreciation
     (depreciation) of investments            (576)         (1,004)           (2,169)            (499)            (831)
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets from
  operations                                  (123)           (588)           (1,185)            (296)            (543)
                                            ------         -------          --------           ------           ------
From contract transactions:
   Payments received from contract
     owners                                  1,200             302               375              185            1,528
   Policy loans                                 --              --                --               40              (34)
   Transfers between sub-accounts
     (including fixed account), net           (370)            129                 1               --                3
   Contract maintenance charges               (111)           (161)             (246)            (696)            (503)
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets from
  contract transactions                        719             270               130             (471)             994
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets              596            (318)           (1,055)            (767)             451
Net assets at beginning of period            1,862           3,475             5,946            9,737            7,743
                                            ------         -------          --------           ------           ------
Net assets at end of period                 $2,458         $ 3,157          $  4,891           $8,970           $8,194
                                            ======         =======          ========           ======           ======
Beginning units                                 96             151               260              695              506
Units issued                                    50              20                15               13               90
Units redeemed                                 (18)             (8)               (9)             (48)             (25)
                                            ------         -------          --------           ------           ------
Ending units                                   128             163               266              660              571
                                            ======         =======          ========           ======           ======
For the Year Ended December 31, 2017
From operations:
   Dividends                                $   --         $    31          $     --           $  209           $  118
   Mortality and expense risk and
     administrative charges                     (3)            (14)              (76)             (49)             (43)
                                            ------         -------          --------           ------           ------
   Net investment income (loss)                 (3)             17               (76)             160               75
   Net realized gain (loss)                      8              (3)            2,872               18              (38)
   Capital gain distribution from
     mutual funds                              146              46               314               --              739
   Change in unrealized appreciation
     (depreciation) of investments             181             382              (193)             209               59
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets from
  operations                                   332             442             2,917              387              835
                                            ------         -------          --------           ------           ------
From contract transactions:
   Payments received from contract
     owners                                     --             302             2,025              172            1,505
   Payments for contract benefits or
     terminations                               --              --           (21,778)              --               --
   Policy loans                                 --              --                --               51              (33)
   Transfers between sub-accounts
     (including fixed account), net          1,563             (41)               (1)             (15)              --
   Contract maintenance charges                (33)           (203)             (859)            (699)            (492)
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets from
  contract transactions                      1,530              58           (20,613)            (491)             980
                                            ------         -------          --------           ------           ------
Increase (decrease) in net assets            1,862             500           (17,696)            (104)           1,815
Net assets at beginning of period               --           2,975            23,642            9,841            5,928
                                            ------         -------          --------           ------           ------
Net assets at end of period                 $1,862         $ 3,475          $  5,946           $9,737           $7,743
                                            ======         =======          ========           ======           ======
Beginning units                                 --             149             1,283              730              438
Units issued                                   101              16                99               10               94
Units redeemed                                  (5)            (14)           (1,122)             (45)             (26)
                                            ------         -------          --------           ------           ------
Ending units                                    96             151               260              695              506
                                            ======         =======          ========           ======           ======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                               Fidelity VIP
                                               Fidelity VIP    Fidelity VIP     Government     Fidelity VIP    Fidelity VIP
                                                Contrafund     Equity-Income   Money Market       Growth          Mid Cap
                                                 Portfolio       Portfolio       Portfolio       Portfolio       Portfolio
                                              Service Class 2 Service Class 2 Service Class 2 Service Class 2 Service Class 2
                                              --------------- --------------- --------------- --------------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                     $    292         $   242        $   1,347       $     15        $    121
   Mortality and expense risk and
     administrative charges                          (332)            (55)            (663)          (179)           (165)
                                                 --------         -------        ---------       --------        --------
   Net investment income (loss)                       (40)            187              684           (164)            (44)
   Net realized gain (loss)                         1,911              19               --            923           1,798
   Capital gain distribution from mutual
     funds                                          6,007             516               --          5,150           2,958
   Change in unrealized appreciation
     (depreciation) of investments                (12,088)         (1,746)              --         (6,154)         (8,538)
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets from
  operations                                       (4,210)         (1,024)             684           (245)         (3,826)
                                                 --------         -------        ---------       --------        --------
From contract transactions:
   Payments received from contract owners           3,445             748          125,000          1,386           3,704
   Payments for contract benefits or
     terminations                                  (4,495)             --               --             --          (8,941)
   Transfers between sub-accounts (including
     fixed account), net                             (305)             38               (1)             4            (228)
   Contract maintenance charges                    (3,990)           (307)         (31,866)        (2,123)         (1,702)
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets from
  contract transactions                            (5,345)            479           93,133           (733)         (7,167)
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets                  (9,555)           (545)          93,817           (978)        (10,993)
Net assets at beginning of period                  67,814          11,191               --         35,049          34,533
                                                 --------         -------        ---------       --------        --------
Net assets at end of period                      $ 58,259         $10,646        $  93,817       $ 34,071        $ 23,540
                                                 ========         =======        =========       ========        ========
Beginning units                                     3,334             626               --          1,628           1,548
Units issued                                          149              48           11,933             54             155
Units redeemed                                       (395)            (20)          (2,355)           (85)           (486)
                                                 --------         -------        ---------       --------        --------
Ending units                                        3,088             654            9,578          1,597           1,217
                                                 ========         =======        =========       ========        ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                     $    497         $   160        $     159       $     40        $    157
   Mortality and expense risk and
     administrative charges                          (321)            (49)            (347)          (188)           (163)
                                                 --------         -------        ---------       --------        --------
   Net investment income (loss)                       176             111             (188)          (148)             (6)
   Net realized gain (loss)                         2,330               9               --          4,046             702
   Capital gain distribution from mutual
     funds                                          3,422             212               --          3,286           1,493
   Change in unrealized appreciation
     (depreciation) of investments                  6,289             863               --          5,205           3,540
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets from
  operations                                       12,217           1,195             (188)        12,389           5,729
                                                 --------         -------        ---------       --------        --------
From contract transactions:
   Payments received from contract owners           5,243             748          125,001          1,678           4,156
   Payments for contract benefits or
     terminations                                  (6,555)             --               --        (23,307)             --
   Policy loans                                         2              --               --              2              --
   Transfers between sub-accounts (including
     fixed account), net                            1,338              (4)        (119,196)           280          (4,014)
   Contract maintenance charges                    (6,065)           (299)         (28,256)        (2,067)         (1,824)
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets from
  contract transactions                            (6,037)            445          (22,451)       (23,414)         (1,682)
                                                 --------         -------        ---------       --------        --------
Increase (decrease) in net assets                   6,180           1,640          (22,639)       (11,025)          4,047
Net assets at beginning of period                  61,634           9,551           22,639         46,074          30,486
                                                 --------         -------        ---------       --------        --------
Net assets at end of period                      $ 67,814         $11,191        $      --       $ 35,049        $ 34,533
                                                 ========         =======        =========       ========        ========
Beginning units                                     3,561             599            2,303          2,805           1,707
Units issued                                          414              46           11,908             79             309
Units redeemed                                       (641)            (19)         (14,211)        (1,256)           (468)
                                                 --------         -------        ---------       --------        --------
Ending units                                        3,334             626               --          1,628           1,548
                                                 ========         =======        =========       ========        ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                      FTVIP         FTVIP          FTVIP
                                                     Franklin   Franklin Small Franklin U.S.     FTVIP
                                                      Mutual      Cap Value      Government    Templeton   Invesco V.I.
                                                    Shares VIP     VIP Fund    Securities VIP Foreign VIP   Core Equity
                                                   Fund Class 2    Class 2      Fund Class 2  Fund Class 2 Fund Series I
                                                   ------------ -------------- -------------- ------------ -------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                         $   924       $   300        $   766       $   336      $    377
   Mortality and expense risk and administrative
     charges                                            (206)         (148)          (126)          (60)         (203)
                                                     -------       -------        -------       -------      --------
   Net investment income (loss)                          718           152            640           276           174
   Net realized gain (loss)                             (600)         (168)           (56)            9            84
   Capital gain distribution from mutual funds         1,440         5,114             --            --         2,697
   Change in unrealized appreciation
     (depreciation) of investments                    (5,098)       (9,119)          (567)       (2,374)       (7,025)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets from operations     (3,540)       (4,021)            17        (2,089)       (4,070)
                                                     -------       -------        -------       -------      --------
From contract transactions:
   Payments received from contract owners              1,499         4,021          3,276         1,065         2,825
   Payments for contract benefits or terminations         --        (4,429)            --            --            --
   Policy loans                                           --            --             --            --          (135)
   Transfers between sub-accounts (including
     fixed account), net                                   1          (269)             1             1            --
   Contract maintenance charges                       (5,570)         (889)          (861)         (648)       (2,727)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets from contract
  transactions                                        (4,070)       (1,566)         2,416           418           (37)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets                     (7,610)       (5,587)         2,433        (1,671)       (4,107)
Net assets at beginning of period                     40,973        32,667         25,713        12,861        41,435
                                                     -------       -------        -------       -------      --------
Net assets at end of period                          $33,363       $27,080        $28,146       $11,190      $ 37,328
                                                     =======       =======        =======       =======      ========
Beginning units                                        2,444         1,501          2,104         1,067         2,329
Units issued                                              77           184            255            83           108
Units redeemed                                          (326)         (244)           (53)          (47)         (110)
                                                     -------       -------        -------       -------      --------
Ending units                                           2,195         1,441          2,306         1,103         2,327
                                                     =======       =======        =======       =======      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                         $   924       $   148        $   680       $   308      $    412
   Mortality and expense risk and administrative
     charges                                            (219)         (140)          (115)          (67)         (232)
                                                     -------       -------        -------       -------      --------
   Net investment income (loss)                          705             8            565           241           180
   Net realized gain (loss)                              490           164            (27)          462         4,745
   Capital gain distribution from mutual funds         1,676         2,018             --            --         2,063
   Change in unrealized appreciation
     (depreciation) of investments                       237           786           (315)        1,578        (1,286)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets from operations      3,108         2,976            223         2,281         5,702
                                                     -------       -------        -------       -------      --------
From contract transactions:
   Payments received from contract owners              1,824         3,046          3,275         1,190         4,913
   Payments for contract benefits or terminations         --        (1,226)            --        (5,613)      (18,470)
   Policy loans                                           --            --             --            --           723
   Transfers between sub-accounts (including
     fixed account), net                                  (1)         (668)            --            (2)          (79)
   Contract maintenance charges                       (5,268)         (946)          (866)         (734)       (3,168)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets from contract
  transactions                                        (3,445)          206          2,409        (5,159)      (16,081)
                                                     -------       -------        -------       -------      --------
Increase (decrease) in net assets                       (337)        3,182          2,632        (2,878)      (10,379)
Net assets at beginning of period                     41,310        29,485         23,081        15,739        51,814
                                                     -------       -------        -------       -------      --------
Net assets at end of period                          $40,973       $32,667        $25,713       $12,861      $ 41,435
                                                     =======       =======        =======       =======      ========
Beginning units                                        2,558         1,516          1,905         1,515         3,282
Units issued                                             435           217            247            96           290
Units redeemed                                          (549)         (232)           (48)         (544)       (1,243)
                                                     -------       -------        -------       -------      --------
Ending units                                           2,444         1,501          2,104         1,067         2,329
                                                     =======       =======        =======       =======      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                                             Janus
                                                                                                  Janus    Henderson   Janus
                                                                                                Henderson   Global   Henderson
                                                                     Invesco V.I. Invesco V.I.  Enterprise Research  Overseas
                                                                      Growth and  International Portfolio  Portfolio Portfolio
                                                                     Income Fund   Growth Fund   Service    Service   Service
                                                                       Series I     Series I      Shares    Shares    Shares
                                                                     ------------ ------------- ---------- --------- ---------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $   631      $  1,390      $    8    $    81   $    71
   Mortality and expense risk and administrative charges                  (104)         (289)        (15)       (41)      (24)
                                                                       -------      --------      ------    -------   -------
   Net investment income (loss)                                            527         1,101          (7)        40        47
   Net realized gain (loss)                                                 64           284         157        378       (15)
   Capital gain distribution from mutual funds                           2,877           471         359         --        --
   Change in unrealized appreciation (depreciation) of investments      (7,677)      (12,662)       (809)    (1,052)     (712)
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets from operations                       (4,209)      (10,806)       (300)      (634)     (680)
                                                                       -------      --------      ------    -------   -------
From contract transactions:
   Payments received from contract owners                                1,803         8,194       3,600        680       424
   Transfers between sub-accounts (including fixed account), net            --           787        (958)        (1)       --
   Contract maintenance charges                                         (1,190)       (5,535)       (332)      (777)     (270)
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets from contract transactions               613         3,446       2,310        (98)      154
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets                                       (3,596)       (7,360)      2,010       (732)     (526)
Net assets at beginning of period                                       30,114        65,757       5,613      8,295     4,148
                                                                       -------      --------      ------    -------   -------
Net assets at end of period                                            $26,518      $ 58,397      $7,623    $ 7,563   $ 3,622
                                                                       =======      ========      ======    =======   =======
Beginning units                                                          1,642         4,698         295        519       434
Units issued                                                                78           608         159         39        39
Units redeemed                                                             (53)         (356)        (51)       (46)      (23)
                                                                       -------      --------      ------    -------   -------
Ending units                                                             1,667         4,950         403        512       450
                                                                       =======      ========      ======    =======   =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $   400      $    909      $    7    $    51   $    61
   Mortality and expense risk and administrative charges                   (93)         (336)         (8)       (37)      (23)
                                                                       -------      --------      ------    -------   -------
   Net investment income (loss)                                            307           573          (1)        14        38
   Net realized gain (loss)                                               (275)        4,166           8        296    (1,145)
   Capital gain distribution from mutual funds                           1,100            --         339         --        --
   Change in unrealized appreciation (depreciation) of investments       2,441        10,633         555      1,382     2,214
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets from operations                        3,573        15,372         901      1,692     1,107
                                                                       -------      --------      ------    -------   -------
From contract transactions:
   Payments received from contract owners                                4,372         4,662          --        680       661
   Payments for contract benefits or terminations                       (2,368)      (26,181)         --         --    (2,437)
   Policy loans                                                             --             2          --         --         2
   Transfers between sub-accounts (including fixed account), net            (5)         (141)      4,810         --        (1)
   Contract maintenance charges                                         (2,968)       (5,623)        (98)      (707)     (692)
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets from contract transactions              (969)      (27,281)      4,712        (27)   (2,467)
                                                                       -------      --------      ------    -------   -------
Increase (decrease) in net assets                                        2,604       (11,909)      5,613      1,665    (1,360)
Net assets at beginning of period                                       27,510        77,666          --      6,630     5,508
                                                                       -------      --------      ------    -------   -------
Net assets at end of period                                            $30,114      $ 65,757      $5,613    $ 8,295   $ 4,148
                                                                       =======      ========      ======    =======   =======
Beginning units                                                          1,693         6,649          --        523       490
Units issued                                                               233           369         303         43       153
Units redeemed                                                            (284)       (2,320)         (8)       (47)     (209)
                                                                       -------      --------      ------    -------   -------
Ending units                                                             1,642         4,698         295        519       434
                                                                       =======      ========      ======    =======   =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                     JPMorgan     JPMorgan
                                                     Insurance    Insurance                                 Morgan
                                                   Trust Mid Cap Trust Small                MFS VIT New   Stanley VIF
                                                       Value      Cap Core      MFS VIT      Discovery      Growth
                                                     Portfolio    Portfolio  Growth Series Series Initial  Portfolio
                                                      Class 1      Class 1   Initial Class     Class        Class I
                                                   ------------- ----------- ------------- -------------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                           $   1      $     25     $     53        $   --      $     --
   Mortality and expense risk and administrative
     charges                                              --           (30)        (296)          (28)          (23)
                                                       -----      --------     --------        ------      --------
   Net investment income (loss)                            1            (5)        (243)          (28)          (23)
   Net realized gain (loss)                               --            30        1,370            15            14
   Capital gain distribution from mutual funds             1           436        3,916           738           845
   Change in unrealized appreciation
     (depreciation) of investments                       (12)       (1,260)      (3,529)         (832)         (567)
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets from operations        (10)         (799)       1,514          (107)          269
                                                       -----      --------     --------        ------      --------
From contract transactions:
   Payments received from contract owners                 --           562          606           229           150
   Transfers between sub-accounts (including
     fixed account), net                                  (1)           (1)          --             2            --
   Contract maintenance charges                           --          (149)      (5,344)          (73)          (76)
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets from contract
  transactions                                            (1)          412       (4,738)          158            74
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets                        (11)         (387)      (3,224)           51           343
Net assets at beginning of period                         87         6,069       55,441         4,957         3,919
                                                       -----      --------     --------        ------      --------
Net assets at end of period                            $  76      $  5,682     $ 52,217        $5,008      $  4,262
                                                       =====      ========     ========        ======      ========
Beginning units                                            2           255        2,284           195           139
Units issued                                              --            21            6             8             4
Units redeemed                                            --            (4)        (184)           (2)           (2)
                                                       -----      --------     --------        ------      --------
Ending units                                               2           272        2,106           201           141
                                                       =====      ========     ========        ======      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                           $   2      $    137     $     54        $   --      $     --
   Mortality and expense risk and administrative
     charges                                              --           (95)        (374)          (22)         (166)
                                                       -----      --------     --------        ------      --------
   Net investment income (loss)                            2            42         (320)          (22)         (166)
   Net realized gain (loss)                                6         5,846       13,003             4         5,757
   Capital gain distribution from mutual funds            12           300        2,035            85         4,066
   Change in unrealized appreciation
     (depreciation) of investments                         1        (3,519)       5,944           945         4,942
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets from operations         21         2,669       20,662         1,012        14,599
                                                       -----      --------     --------        ------      --------
From contract transactions:
   Payments received from contract owners                 --         1,062        3,106           229         3,300
   Payments for contract benefits or terminations       (180)      (36,641)     (40,907)           --       (59,982)
   Transfers between sub-accounts (including
     fixed account), net                                  (2)         (127)          (3)            8            (2)
   Contract maintenance charges                           --          (465)      (6,183)          (74)       (1,406)
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets from contract
  transactions                                          (182)      (36,171)     (43,987)          163       (58,090)
                                                       -----      --------     --------        ------      --------
Increase (decrease) in net assets                       (161)      (33,502)     (23,325)        1,175       (43,491)
Net assets at beginning of period                        248        39,571       78,766         3,782        47,410
                                                       -----      --------     --------        ------      --------
Net assets at end of period                            $  87      $  6,069     $ 55,441        $4,957      $  3,919
                                                       =====      ========     ========        ======      ========
Beginning units                                            8         1,907        4,243           188         2,387
Units issued                                              --            39          126            10           141
Units redeemed                                            (6)       (1,691)      (2,085)           (3)       (2,389)
                                                       -----      --------     --------        ------      --------
Ending units                                               2           255        2,284           195           139
                                                       =====      ========     ========        ======      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                              PIMCO
                                                   Neuberger                Commodity
                                                   Berman AMT Oppenheimer   RealReturn     PIMCO Real
                                                    Mid Cap     Global       Strategy        Return      PIMCO Short-
                                                     Growth   Fund/VA Non   Portfolio      Portfolio    Term Portfolio
                                                   Portfolio    Service   Administrative Administrative Administrative
                                                    Class I     Shares        Class          Class          Class
                                                   ---------- ----------- -------------- -------------- --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                        $    --     $   417      $   227        $   574        $ 1,432
   Mortality and expense risk and administrative
     charges                                           (201)       (198)         (40)          (106)          (448)
                                                    -------     -------      -------        -------        -------
   Net investment income (loss)                        (201)        219          187            468            984
   Net realized gain (loss)                          (1,704)      1,997          172              6              5
   Capital gain distribution from mutual funds        2,848       2,948           --             --             84
   Change in unrealized appreciation
     (depreciation) of investments                   (3,237)     (9,881)      (2,104)        (1,106)          (522)
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets from operations    (2,294)     (4,717)      (1,745)          (632)           551
                                                    -------     -------      -------        -------        -------
From contract transactions:
   Payments received from contract owners               593       4,163        4,003          1,081            843
   Payments for contract benefits or terminations        --      (6,690)          --             --             --
   Transfers between sub-accounts (including
     fixed account), net                                  2        (112)         104            275            175
   Contract maintenance charges                      (4,310)     (1,967)      (1,275)          (943)          (695)
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets from contract
  transactions                                       (3,715)     (4,606)       2,832            413            323
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets                    (6,009)     (9,323)       1,087           (219)           874
Net assets at beginning of period                    39,503      41,262        9,677         23,528         65,597
                                                    -------     -------      -------        -------        -------
Net assets at end of period                         $33,494     $31,939      $10,764        $23,309        $66,471
                                                    =======     =======      =======        =======        =======
Beginning units                                       1,873       1,930        1,275          1,781          6,281
Units issued                                             16         186          922             80             70
Units redeemed                                         (184)       (407)        (857)           (48)           (45)
                                                    -------     -------      -------        -------        -------
Ending units                                          1,705       1,709        1,340          1,813          6,306
                                                    =======     =======      =======        =======        =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                        $    --     $   330      $   908        $   551        $   988
   Mortality and expense risk and administrative
     charges                                           (187)       (185)         (45)          (104)          (387)
                                                    -------     -------      -------        -------        -------
   Net investment income (loss)                        (187)        145          863            447            601
   Net realized gain (loss)                          (3,363)      1,094           82             16              5
   Capital gain distribution from mutual funds          728          --           --             --             --
   Change in unrealized appreciation
     (depreciation) of investments                   11,087       9,769         (715)           261            376
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets from operations     8,265      11,008          230            724            982
                                                    -------     -------      -------        -------        -------
From contract transactions:
   Payments received from contract owners             2,801       4,501        2,153          3,392            843
   Payments for contract benefits or terminations        --      (1,792)          --             --             --
   Transfers between sub-accounts (including
     fixed account), net                                  9      (1,093)       1,716            327         16,701
   Contract maintenance charges                      (6,207)     (2,080)      (1,097)        (3,089)          (931)
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets from contract
  transactions                                       (3,397)       (464)       2,772            630         16,613
                                                    -------     -------      -------        -------        -------
Increase (decrease) in net assets                     4,868      10,544        3,002          1,354         17,595
Net assets at beginning of period                    34,635      30,718        6,675         22,174         48,002
                                                    -------     -------      -------        -------        -------
Net assets at end of period                         $39,503     $41,262      $ 9,677        $23,528        $65,597
                                                    =======     =======      =======        =======        =======
Beginning units                                       2,047       1,973          978          1,732          4,665
Units issued                                            122         319          483            212          1,674
Units redeemed                                         (296)       (362)        (186)          (163)           (58)
                                                    -------     -------      -------        -------        -------
Ending units                                          1,873       1,930        1,275          1,781          6,281
                                                    =======     =======      =======        =======        =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                    PIMCO Total                 Pioneer Select
                                                       Return                      Mid Cap                    Putnam VT
                                                     Portfolio    Pioneer Fund      Growth       Putnam VT   Growth and
                                                   Administrative VCT Portfolio VCT Portfolio  Equity Income Income Fund
                                                       Class         Class I       Class I     Fund Class IB     IB
                                                   -------------- ------------- -------------- ------------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                          $ 1,444        $    90       $    --        $   135     $     --
   Mortality and expense risk and administrative
     charges                                             (279)           (39)         (103)          (101)          --
                                                      -------        -------       -------        -------     --------
   Net investment income (loss)                         1,165             51          (103)            34           --
   Net realized gain (loss)                              (127)           (56)           92             44           --
   Capital gain distribution from mutual funds            662          1,904         2,643            867           --
   Change in unrealized appreciation
     (depreciation) of investments                     (2,311)        (2,056)       (4,006)        (2,740)          --
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets from operations        (611)          (157)       (1,374)        (1,795)          --
                                                      -------        -------       -------        -------     --------
From contract transactions:
   Payments received from contract owners               7,270            408           676          1,080           --
   Payments for contract benefits or terminations      (6,681)            --            --             --           --
   Policy loans                                            --             --            --             37           --
   Transfers between sub-accounts (including
     fixed account), net                                  756             --             1              3           --
   Contract maintenance charges                        (3,497)          (169)         (280)          (527)          --
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets from contract
  transactions                                         (2,152)           239           397            593           --
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets                      (2,763)            82          (977)        (1,202)          --
Net assets at beginning of period                      58,032          7,391        19,221         19,442           --
                                                      -------        -------       -------        -------     --------
Net assets at end of period                           $55,269        $ 7,473       $18,244        $18,240     $     --
                                                      =======        =======       =======        =======     ========
Beginning units                                         3,862            378           752            949           --
Units issued                                              530             19            25             48           --
Units redeemed                                           (675)            (7)          (10)           (19)          --
                                                      -------        -------       -------        -------     --------
Ending units                                            3,717            390           767            978           --
                                                      =======        =======       =======        =======     ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                          $ 1,121        $    80       $    13        $    --     $    500
   Mortality and expense risk and administrative
     charges                                             (272)           (33)          (83)           (57)         (43)
                                                      -------        -------       -------        -------     --------
   Net investment income (loss)                           849             47           (70)           (57)         457
   Net realized gain (loss)                              (122)           (32)           61             17        3,930
   Capital gain distribution from mutual funds             --            955           207             --        2,315
   Change in unrealized appreciation
     (depreciation) of investments                      1,607            305         4,110          2,254       (5,602)
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets from operations       2,334          1,275         4,308          2,214        1,100
                                                      -------        -------       -------        -------     --------
From contract transactions:
   Payments received from contract owners               7,510            408           840            632          585
   Payments for contract benefits or terminations          --             --            --             --       (8,112)
   Policy loans                                            --             --            --             18           30
   Transfers between sub-accounts (including
     fixed account), net                                1,248             --             5         16,920      (17,030)
   Contract maintenance charges                        (3,550)          (171)         (295)          (342)        (234)
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets from contract
  transactions                                          5,208            237           550         17,228      (24,761)
                                                      -------        -------       -------        -------     --------
Increase (decrease) in net assets                       7,542          1,512         4,858         19,442      (23,661)
Net assets at beginning of period                      50,490          5,879        14,363             --       23,661
                                                      -------        -------       -------        -------     --------
Net assets at end of period                           $58,032        $ 7,391       $19,221        $19,442     $     --
                                                      =======        =======       =======        =======     ========
Beginning units                                         3,503            364           727             --        1,369
Units issued                                              618             23            36            964           31
Units redeemed                                           (259)            (9)          (11)           (15)      (1,400)
                                                      -------        -------       -------        -------     --------
Ending units                                            3,862            378           752            949           --
                                                      =======        =======       =======        =======     ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                              VALIC      VALIC         VALIC
                                                     Putnam VT   Putnam VT  Company I  Company I     Company I
                                                   International Small Cap  Emerging   Government  International
                                                    Value Fund   Value Fund Economies Money Market Equities Index
                                                     Class IB     Class IB    Fund       I Fund         Fund
                                                   ------------- ---------- --------- ------------ --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                          $   312      $    3    $   454     $   11       $  1,411
   Mortality and expense risk and administrative
     charges                                              (77)         (5)      (180)        (4)          (487)
                                                      -------      ------    -------     ------       --------
   Net investment income (loss)                           235          (2)       274          7            924
   Net realized gain (loss)                               184        (189)        86         --             55
   Capital gain distribution from mutual funds             --         263         --         --             --
   Change in unrealized appreciation
     (depreciation) of investments                     (3,297)       (167)    (7,049)        --        (11,491)
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets from operations      (2,878)        (95)    (6,689)         7        (10,512)
                                                      -------      ------    -------     ------       --------
From contract transactions:
   Payments received from contract owners                 611          --      3,600        229            604
   Transfers between sub-accounts (including
     fixed account), net                                    1          --      1,011         --              1
   Contract maintenance charges                          (832)       (603)      (442)      (136)          (484)
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets from contract
  transactions                                           (220)       (603)     4,169         93            121
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets                      (3,098)       (698)    (2,520)       100        (10,391)
Net assets at beginning of period                      16,158       1,037     30,837        760         73,318
                                                      -------      ------    -------     ------       --------
Net assets at end of period                           $13,060      $  339    $28,317     $  860       $ 62,927
                                                      =======      ======    =======     ======       ========
Beginning units                                         1,568          43      2,558         78          5,870
Units issued                                               51          --        390         20             50
Units redeemed                                            (73)        (25)       (25)       (11)           (35)
                                                      -------      ------    -------     ------       --------
Ending units                                            1,546          18      2,923         87          5,885
                                                      =======      ======    =======     ======       ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                          $   215      $    9    $   265     $    3       $  1,306
   Mortality and expense risk and administrative
     charges                                              (74)         (8)      (150)        (5)          (410)
                                                      -------      ------    -------     ------       --------
   Net investment income (loss)                           141           1        115         (2)           896
   Net realized gain (loss)                               161         (23)       134         --             23
   Capital gain distribution from mutual funds             --          54         --         --             --
   Change in unrealized appreciation
     (depreciation) of investments                      2,838          46      7,502         --         11,376
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets from operations       3,140          78      7,751         (2)        12,295
                                                      -------      ------    -------     ------       --------
From contract transactions:
   Payments received from contract owners                 775          --         --        229            604
   Payments for contract benefits or terminations          --          --         --       (956)            --
   Transfers between sub-accounts (including
     fixed account), net                                   (1)         --      7,667         --         16,415
   Contract maintenance charges                          (803)       (500)      (350)      (178)          (766)
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets from contract
  transactions                                            (29)       (500)     7,317       (905)        16,253
                                                      -------      ------    -------     ------       --------
Increase (decrease) in net assets                       3,111        (422)    15,068       (907)        28,548
Net assets at beginning of period                      13,047       1,459     15,769      1,667         44,770
                                                      -------      ------    -------     ------       --------
Net assets at end of period                           $16,158      $1,037    $30,837     $  760       $ 73,318
                                                      =======      ======    =======     ======       ========
Beginning units                                         1,571          65      1,837        171          4,435
Units issued                                               74          --        784         21          1,495
Units redeemed                                            (77)        (22)       (63)      (114)           (60)
                                                      -------      ------    -------     ------       --------
Ending units                                            1,568          43      2,558         78          5,870
                                                      =======      ======    =======     ======       ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      11

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                             VALIC
                                                                       VALIC      VALIC    Company I    VALIC       VALIC
                                                                     Company I  Company I  Science &  Company I   Company I
                                                                      Mid Cap   Nasdaq-100 Technology Small Cap  Stock Index
                                                                     Index Fund Index Fund    Fund    Index Fund    Fund
                                                                     ---------- ---------- ---------- ---------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $    558   $   259    $    --     $   50    $  4,513
   Mortality and expense risk and administrative charges                  (363)     (253)      (133)       (24)     (2,032)
                                                                      --------   -------    -------     ------    --------
   Net investment income (loss)                                            195         6       (133)        26       2,481
   Net realized gain (loss)                                                 21       360        602         66       1,878
   Capital gain distribution from mutual funds                           3,298     2,250      2,172        282       9,878
   Change in unrealized appreciation (depreciation) of investments      (9,767)   (3,230)    (3,011)      (970)    (33,163)
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets from operations                       (6,253)     (614)      (370)      (596)    (18,926)
                                                                      --------   -------    -------     ------    --------
From contract transactions:
   Payments received from contract owners                                  180     3,024        185        347       1,532
   Transfers between sub-accounts (including fixed account), net             1      (323)        --         (4)     61,207
   Contract maintenance charges                                           (308)   (1,203)    (1,169)      (211)     (5,043)
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets from contract transactions              (127)    1,498       (984)       132      57,696
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets                                       (6,380)      884     (1,354)      (464)     38,770
Net assets at beginning of period                                       52,127    48,705     24,494      5,008     277,142
                                                                      --------   -------    -------     ------    --------
Net assets at end of period                                           $ 45,747   $49,589    $23,140     $4,544    $315,912
                                                                      ========   =======    =======     ======    ========
Beginning units                                                          3,116     1,504        802        222      15,222
Units issued                                                                 7        67          3         20       2,782
Units redeemed                                                             (16)      (23)       (32)       (14)       (219)
                                                                      --------   -------    -------     ------    --------
Ending units                                                             3,107     1,548        773        228      17,785
                                                                      ========   =======    =======     ======    ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $    887   $   302    $    --     $   46    $  3,114
   Mortality and expense risk and administrative charges                  (405)     (203)      (110)       (23)     (1,490)
                                                                      --------   -------    -------     ------    --------
   Net investment income (loss)                                            482        99       (110)        23       1,624
   Net realized gain (loss)                                              5,794       520        538        103       1,009
   Capital gain distribution from mutual funds                           6,072     1,882      1,552        221       9,133
   Change in unrealized appreciation (depreciation) of investments      (3,952)    9,381      5,413        260      32,459
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets from operations                        8,396    11,882      7,393        607      44,225
                                                                      --------   -------    -------     ------    --------
From contract transactions:
   Payments received from contract owners                                2,305     3,024        185        348       1,696
   Payments for contract benefits or terminations                      (40,555)   (1,765)        --         --          --
   Transfers between sub-accounts (including fixed account), net        10,841      (215)    (1,191)      (157)     43,676
   Contract maintenance charges                                         (1,500)   (1,171)    (1,103)      (197)     (4,431)
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets from contract transactions           (28,909)     (127)    (2,109)        (6)     40,941
                                                                      --------   -------    -------     ------    --------
Increase (decrease) in net assets                                      (20,513)   11,755      5,284        601      85,166
Net assets at beginning of period                                       72,640    36,950     19,210      4,407     191,976
                                                                      --------   -------    -------     ------    --------
Net assets at end of period                                           $ 52,127   $48,705    $24,494     $5,008    $277,142
                                                                      ========   =======    =======     ======    ========
Beginning units                                                          4,232     1,502        900        194      12,527
Units issued                                                               834        85          7        119       2,910
Units redeemed                                                          (1,950)      (83)      (105)       (91)       (215)
                                                                      --------   -------    -------     ------    --------
Ending units                                                             3,116     1,504        802        222      15,222
                                                                      ========   =======    =======     ======    ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      12

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                       VALIC
                                                                     Company II  Vanguard VIF   Vanguard VIF
                                                                     Strategic    High Yield     Real Estate
                                                                     Bond Fund  Bond Portfolio Index Portfolio
                                                                     ---------- -------------- ---------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                          $ 2,347      $   484        $  2,970
   Mortality and expense risk and administrative charges                 (433)         (53)           (375)
                                                                      -------      -------        --------
   Net investment income (loss)                                         1,914          431           2,595
   Net realized gain (loss)                                               (35)          (1)            499
   Capital gain distribution from mutual funds                             --           --           3,642
   Change in unrealized appreciation (depreciation) of investments     (4,667)        (770)        (12,337)
                                                                      -------      -------        --------
Increase (decrease) in net assets from operations                      (2,788)        (340)         (5,601)
                                                                      -------      -------        --------
From contract transactions:
   Payments received from contract owners                               2,400          812           4,137
   Payments for contract benefits or terminations                          --           --          (6,632)
   Transfers between sub-accounts (including fixed account), net          316            1         (30,951)
   Contract maintenance charges                                          (473)        (332)         (3,267)
                                                                      -------      -------        --------
Increase (decrease) in net assets from contract transactions            2,243          481         (36,713)
                                                                      -------      -------        --------
Increase (decrease) in net assets                                        (545)         141         (42,314)
Net assets at beginning of period                                      65,171       10,200         101,120
                                                                      -------      -------        --------
Net assets at end of period                                           $64,626      $10,341        $ 58,806
                                                                      =======      =======        ========
Beginning units                                                         5,794          566           5,437
Units issued                                                              227           41             224
Units redeemed                                                            (29)         (14)         (2,366)
                                                                      -------      -------        --------
Ending units                                                            5,992          593           3,295
                                                                      =======      =======        ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                          $ 1,969      $   450        $  2,417
   Mortality and expense risk and administrative charges                 (378)         (50)           (508)
                                                                      -------      -------        --------
   Net investment income (loss)                                         1,591          400           1,909
   Net realized gain (loss)                                               (25)          36             701
   Capital gain distribution from mutual funds                             --           --           4,310
   Change in unrealized appreciation (depreciation) of investments      1,617          154          (2,818)
                                                                      -------      -------        --------
Increase (decrease) in net assets from operations                       3,183          590           4,102
                                                                      -------      -------        --------
From contract transactions:
   Payments received from contract owners                                  --        1,006           4,636
   Payments for contract benefits or terminations                          --           --          (1,204)
   Transfers between sub-accounts (including fixed account), net       19,732           --             720
   Contract maintenance charges                                          (595)        (348)         (4,024)
                                                                      -------      -------        --------
Increase (decrease) in net assets from contract transactions           19,137          658             128
                                                                      -------      -------        --------
Increase (decrease) in net assets                                      22,320        1,248           4,230
Net assets at beginning of period                                      42,851        8,952          96,890
                                                                      -------      -------        --------
Net assets at end of period                                           $65,171      $10,200        $101,120
                                                                      =======      =======        ========
Beginning units                                                         4,044          508           5,437
Units issued                                                            1,803          171             416
Units redeemed                                                            (53)        (113)           (416)
                                                                      -------      -------        --------
Ending units                                                            5,794          566           5,437
                                                                      =======      =======        ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      13

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account USL VL-R (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable universal life insurance policies issued by the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

 Income Advantage Select                Platinum Investor VIP
 Platinum Investor                      Protection Advantage Select
 Platinum Investor PLUS

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

 -----------------------------------------------------------------------------
 The Alger Portfolios (Alger)
 Alger Capital Appreciation Portfolio   Alger Mid Cap Growth Portfolio
 Class I-2 Shares                       Class I-2 Shares
 -----------------------------------------------------------------------------

 American Century Variable Portfolios,
 Inc. (American Century VP)
 American Century VP Value Fund Class I
 -----------------------------------------------------------------------------

 American Funds Insurance Series
 (American Funds IS)
 American Funds IS Asset Allocation     American Funds IS Growth-Income Fund
 Fund Class 2/(a)/                      Class 2
 American Funds IS Global Growth Fund   American Funds IS High-Income Bond
 Class 2/(a)/                           Fund Class 2
 American Funds IS Growth Fund          American Funds IS International Fund
 Class 2/(a)/                           Class 2/(a)/
 -----------------------------------------------------------------------------

 Anchor Series Trust (AST)/(b)/
 AST SA Wellington Capital              AST SA Wellington Government and
 Appreciation Portfolio Class 3         Quality Bond Portfolio Class 3
 -----------------------------------------------------------------------------

 Dreyfus Investment Portfolios
 (Dreyfus IP)
 Dreyfus IP MidCap Stock Portfolio
 Initial Shares/(a)/
 -----------------------------------------------------------------------------

 Dreyfus Variable Investment Fund
 (Dreyfus VIF)
 Dreyfus VIF International Value        Dreyfus VIF Quality Bond Portfolio
 Portfolio Initial Shares               Initial Shares
 Dreyfus VIF Opportunistic Small Cap
 Portfolio Initial Shares
 -----------------------------------------------------------------------------

 Fidelity Variable Insurance Products
 (Fidelity VIP)
 Fidelity VIP Asset Manager Portfolio   Fidelity VIP Freedom 2030 Portfolio
 Service Class 2                        Service Class 2
 Fidelity VIP Contrafund Portfolio      Fidelity VIP Government Money Market
 Service Class 2                        Portfolio Service Class 2
 Fidelity VIP Equity-Income Portfolio   Fidelity VIP Growth Portfolio Service
 Service Class 2                        Class 2
 Fidelity VIP Freedom 2020 Portfolio    Fidelity VIP Mid Cap Portfolio
 Service Class 2/(a)/                   Service Class 2
 Fidelity VIP Freedom 2025 Portfolio
 Service Class 2/(a)/
 -----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      14

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 Franklin TempletonVariable Insurance
 Products Trust (FTVIP)
 FTVIP Franklin Mutual Shares VIP Fund  FTVIP Franklin U.S. Government
 Class 2                                Securities VIP Fund Class 2
 FTVIP Franklin Small Cap Value VIP     FTVIP Templeton Foreign VIP Fund
 Fund Class 2                           Class 2
 -----------------------------------------------------------------------------

 Invesco Variable Insurance Funds
 (Invesco V.I.)
 Invesco V.I. Core Equity Fund Series I Invesco V.I. High Yield Fund Series
                                        I/(a)/
 Invesco V.I. Global Real Estate Fund   Invesco V.I. International Growth
 Series I/(a)/                          Fund Series I
 Invesco V.I. Growth and Income Fund
 Series I
 -----------------------------------------------------------------------------

 Janus Aspen Series (Janus)
 Janus Henderson Enterprise Portfolio   Janus Henderson Global Research
 Service Shares                         Portfolio Service Shares
 Janus Henderson Forty Portfolio        Janus Henderson Overseas Portfolio
 Service Shares/(a)/                    Service Shares
 -----------------------------------------------------------------------------

 JPMorgan Insurance Trust (JP Morgan)
 JPMorgan Insurance Trust Core Bond     JPMorgan Insurance Trust Small Cap
 Portfolio Class 1/(a)/                 Core Portfolio Class 1
 JPMorgan Insurance Trust Mid Cap
 Value Portfolio Class 1/(a)/
 -----------------------------------------------------------------------------

 MFS Variable Insurance Trust (MFS VIT)
 MFS VIT Growth Series Initial Class    MFS VIT New Discovery Series Initial
                                        Class
 MFS VIT II Core Equity Portfolio       MFS VIT Research Series Initial
 Initial Class/(a)/                     Class/(a)/
 -----------------------------------------------------------------------------

 Morgan Stanley Variable Insurance
 Fund, Inc. (Morgan Stanley VIF)
 Morgan Stanley VIF Growth Portfolio
 Class I
 -----------------------------------------------------------------------------

 Neuberger Berman Advisers Management
 Trust (Neuberger Berman AMT)
 Neuberger Berman AMT Mid Cap Growth    Neuberger Berman AMT Sustainable
 Portfolio Class I                      Equity Portfolio Class I/(a)(c)/
 -----------------------------------------------------------------------------

 Oppenheimer Variable Account Funds
 (Oppenheimer)
 Oppenheimer Conservative Balanced      Oppenheimer Global Fund/VA Non
 Fund/VA Non Service Shares/(a)/        Service Shares
 -----------------------------------------------------------------------------

 PIMCO Variable Insurance Trust (PIMCO)
 PIMCO CommodityRealReturn Strategy     PIMCO Short-Term Portfolio
 Portfolio Administrative Class         Administrative Class
 PIMCO Global Bond Opportunities        PIMCO Total Return Portfolio
 Portfolio (Unhedged) Adminstrative     Administrative Class
 Class/(a)(h)/
 PIMCO Real Return Portfolio
 Administrative Class
 -----------------------------------------------------------------------------

 Pioneer Variable Contracts Trust
 (Pioneer)
 Pioneer Fund VCT Portfolio Class I     Pioneer Select Mid Cap Growth VCT
                                        Portfolio Class I
 Pioneer Mid Cap Value VCT Portfolio
 Class I/(a)/
 -----------------------------------------------------------------------------

 Putnam Variable Trust (Putnam VT)
 Putnam VT Diversified Income Fund      Putnam VT International Value Fund
 Class IB/(a)/                          Class IB
 Putnam VT Equity Income Fund           Putnam VT Small Cap Value Fund
 Class IB/(f)/                          Class IB
 -----------------------------------------------------------------------------

 Seasons Series Trust (SST)/(b)/
 SST SA Multi-Managed Mid Cap Value
 Portfolio Class 3
 -----------------------------------------------------------------------------
 SunAmerica Series Trust (SAST)/(b)/
 SAST SA JPMorgan Diversified Balanced  SAST SA WellsCap Aggressive Growth
 Portfolio Class 1/(a)(d)/              Portfolio Class 1
 -----------------------------------------------------------------------------

 VALIC Company I/(g)/
 VALIC Company I Dynamic Allocation     VALIC Company I Mid Cap Index Fund
 Fund
 VALIC Company I Emerging Economies     VALIC Company I Nasdaq-100 Index Fund
 Fund
 VALIC Company I Government Money       VALIC Company I Science & Technology
 Market I Fund                          Fund
 VALIC Company I International          VALIC Company I Small Cap Index Fund
 Equities Index Fund
 VALIC Company I International Value    VALIC Company I Stock Index Fund
 Fund/(a)(e)/
 -----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      15

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

 VALIC Company II/(g)/
 VALIC Company II Mid Cap Value         VALIC Company II Strategic Bond Fund
 Fund/(a)/
 VALIC Company II Socially Responsible
 Fund/(a)/
 -----------------------------------------------------------------------------

 Vanguard Variable Insurance Fund
 (Vanguard VIF)
 Vanguard VIF High Yield Bond Portfolio Vanguard VIF Real Estate Index
                                        Portfolio/(i)/
 -----------------------------------------------------------------------------

(a)Fund had no activity during the current year.
(b)These are affiliated investment companies. SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust, Seasons Series Trust, and SunAmerica Series Trust.
(c)Formerly Neuberger Berman AMT Socially Responsive Portfolio.
(d)Formerly SAST SA JPMorgan Balanced Portfolio.
(e)Formerly VALIC Company I Foreign Value Fund.
(f)The Putnam VT Growth and Income Fund, in operation for the period January 1, 2016 to May 12, 2017 (cessation of operations), merged into the Putnam VT Equity Income Fund, in operation for the period May 12, 2017 (commencement of operations) to December 31, 2017.
(g)VALIC Company I and II are affiliated investment companies. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I and II series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I and II series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I and II series.
(h)Formerly PIMCO VIT Global Bond Portfolio (Unhedged).
(i)Formerly Vanguard VIF REIT Index Portfolio.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Policy Loans: When a policy loan is made, the loan amount is transferred to the Company from the contract owner's selected investment, and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the contract owner's selected investment, after they are first used to repay all loans taken from the declared fixed interest account option.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

--------------------------------------------------------------------------------
                                      16

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

.. Level 1--Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

.. Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges and administrative charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. The administrative charge reimburses the Company for any administrative expenses incurred under the contract. This includes the expenses for administration and marketing. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      17

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                              Mortality and
                              Expense Risk
                             Maximum Annual  First Reduction in Second Reduction in
                                Rate and       Mortality and       Mortality and
                             Administrative   Expense Risk and   Expense Risk and
                             Charges Maximum   Administrative     Administrative
Products                       Annual Rate   Charges Rate/(a)/   Charges Rate/(b)/
--------                     --------------- ------------------ -------------------
Income Advantage Select           0.70%             0.35%              0.20%
Platinum Investor                 0.75%             0.25%              0.25%
Platinum Investor PLUS            0.70%             0.25%              0.35%
Platinum Investor VIP             0.70%             0.35%              0.20%
Protection Advantage Select       0.70%             0.35%              0.20%

--------
(a)After 10th policy year.
(b)After 20/th/ policy year.

Contract Maintenance Charge: Monthly contract maintenance charges are paid to the Company for the administrative services provided under the current policies. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied only against each $1,000 of coverage (if the policy offers both base and supplement coverage, then only each $1,000 of base coverage). This charge varies according to the ages, gender and the premium class of the insured, as well as the amount of coverage. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The Company may charge a maximum fee of $12 for the monthly contract maintenance charge. The monthly expense charge is applied only against each $1,000 of base coverage.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

The amount of the withdrawal charge depends on the age and other insurance characteristics of the insured person. For partial withdrawals, the Company may charge a maximum transaction fee per partial withdrawal equal to the lesser of 2 percent of the amount withdrawn or $25. Currently, a $10 transaction fee per policy is charged for each partial withdrawal.

Cost of Insurance Charge: Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charge is included as part of the contract maintenance charges line of the Statements of Operations and Changes in Net Assets.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the policy year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.5 percent. The Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. Premium tax charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

--------------------------------------------------------------------------------
                                      18

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A summary of premium tax charges follows:

      Products                     Premium Tax Charge
      Income Advantage Select      3.50% of each premium payment
      Platinum Investor            3.50% of each premium payment
      Platinum Investor PLUS       3.50% of each premium payment
      Platinum Investor VIP        3.50% of each premium payment
      Protection Advantage Select  3.50% of each premium payment

Optional Rider Charge: Monthly charges are deducted if the contract owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are included as part of contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

Guaranteed Minimum Withdrawal Benefit (GMWB) Charge: Daily charges for the GMWB rider are assessed through the daily unit value calculation on all policies that have elected this option. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The annualized GMWB charge is 0.75 percent, which may be increased to a maximum of 1.50 percent.

--------------------------------------------------------------------------------
                                      19

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                    Cost of Purchases Proceeds from Sales
------------                                                    ----------------- -------------------
Alger Capital Appreciation Portfolio Class I-2 Shares               $  6,530            $ 1,721
Alger Mid Cap Growth Portfolio Class I-2 Shares                          781                344
American Century VP Value Fund Class I                                 4,996              8,687
American Funds IS Growth-Income Fund Class 2                           3,956                734
American Funds IS High-Income Bond Fund Class 2                        1,423                 99
AST SA Wellington Capital Appreciation Portfolio Class 3               1,493                399
Dreyfus IP MidCap Stock Portfolio Initial Shares                         866                203
Dreyfus VIF Opportunistic Small Cap Portfolio Initial Shares           1,338                244
Dreyfus VIF Quality Bond Portfolio Initial Shares                        431                694
Fidelity VIP Asset Manager Portfolio Service Class 2                   1,770                430
Fidelity VIP Contrafund Portfolio Service Class 2                      9,341              8,717
Fidelity VIP Equity-Income Portfolio Service Class 2                   1,592                410
Fidelity VIP Government Money Market Portfolio Service Class 2       117,449             23,632
Fidelity VIP Growth Portfolio Service Class 2                          6,393              2,145
Fidelity VIP Mid Cap Portfolio Service Class 2                         6,538             10,794
FTVIP Franklin Mutual Shares VIP Fund Class 2                          3,721              5,633
FTVIP Franklin Small Cap Value VIP Fund Class 2                        9,139              5,442
FTVIP Franklin U.S. Government Securities VIP Fund Class 2             3,813                758
FTVIP Templeton Foreign VIP Fund Class 2                               1,298                605
Invesco V.I. Core Equity Fund Series I                                 5,005              2,172
Invesco V.I. Growth and Income Fund Series I                           5,186              1,169
Invesco V.I. International Growth Fund Series I                       10,038              5,020
Janus Henderson Enterprise Portfolio Service Shares                    3,714              1,057
Janus Henderson Global Research Portfolio Service Shares                 729                787
Janus Henderson Overseas Portfolio Service Shares                        448                247
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1                   2                 --
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1                976                132
MFS VIT Growth Series Initial Class                                    4,133              5,198
MFS VIT New Discovery Series Initial Class                               956                 88
Morgan Stanley VIF Growth Portfolio Class I                              988                 92
Neuberger Berman AMT Mid Cap Growth Portfolio Class I                  3,202              4,270
Oppenheimer Global Fund/VA Non Service Shares                          7,341              8,777
PIMCO CommodityRealReturn Strategy Portfolio Administrative
  Class                                                                8,541              5,522
PIMCO Real Return Portfolio Administrative Class                       1,605                724
PIMCO Short-Term Portfolio Administrative Class                        2,322                931
PIMCO Total Return Portfolio Administrative Class                      9,906             10,231
Pioneer Fund VCT Portfolio Class I                                     2,383                190
Pioneer Select Mid Cap Growth VCT Portfolio Class I                    3,287                350
Putnam VT Equity Income Fund Class IB                                  1,988                495
Putnam VT International Value Fund Class IB                              803                789
Putnam VT Small Cap Value Fund Class IB                                  266                608
VALIC Company I Emerging Economies Fund                                4,938                496
VALIC Company I Government Money Market I Fund                           205                105
VALIC Company I International Equities Index Fund                      1,974                930
VALIC Company I Mid Cap Index Fund                                     4,027                662
VALIC Company I Nasdaq-100 Index Fund                                  4,819              1,064
VALIC Company I Science & Technology Fund                              2,259              1,205
VALIC Company I Small Cap Index Fund                                     804                363
VALIC Company I Stock Index Fund                                      76,823              6,768
VALIC Company II Strategic Bond Fund                                   4,916                759
Vanguard VIF High Yield Bond Portfolio                                 1,218                307
Vanguard VIF Real Estate Index Portfolio                              10,801             41,278

--------------------------------------------------------------------------------
                                      20

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                        December 31, 2018                    For the Year Ended December 31, 2018
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares    1,866 18.48      26.78        35,327          0.09        0.20   0.70    -0.80   -0.30
Alger Mid Cap Growth
  Portfolio Class I-2 Shares      199            15.30         3,043          0.00               0.45            -7.86
American Century VP Value
  Fund Class I                  1,969 21.40      26.27        39,800          1.77        0.20   0.70    -9.79   -9.33
American Funds IS
  Growth-Income Fund Class 2      455            17.15         7,811          1.76               0.20            -1.98
American Funds IS High-Income
  Bond Fund Class 2               240            11.59         2,778          7.71               0.20            -2.54
AST SA Wellington Capital
  Appreciation Portfolio
  Class 3                         128            19.26         2,458          0.00               0.20            -1.19
Dreyfus IP MidCap Stock
  Portfolio Initial Shares        163            19.34         3,157          0.57               0.45           -15.87
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                          266            18.41         4,891          0.00               0.50           -19.48
Dreyfus VIF Quality Bond
  Portfolio Initial Shares        660            13.58         8,970          2.73               0.50            -3.03
Fidelity VIP Asset Manager
  Portfolio Service Class 2       571 14.32      14.40         8,194          1.64        0.45   0.70    -6.28   -6.04
Fidelity VIP Contrafund
  Portfolio Service Class 2     3,088 20.38      30.32        58,259          0.46        0.20   0.70    -7.29   -6.83
Fidelity VIP Equity-Income
  Portfolio Service Class 2       654 16.25      16.34        10,646          2.22        0.45   0.50    -9.00   -8.95
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                       9,578             9.79        93,817          1.44               0.70             0.69
Fidelity VIP Growth Portfolio
  Service Class 2               1,597 21.27      21.39        34,071          0.04        0.45   0.50    -0.93   -0.88
Fidelity VIP Mid Cap
  Portfolio Service Class 2     1,217 18.55      28.66        23,540          0.42        0.20   0.70   -15.37  -14.94
FTVIP Franklin Mutual Shares
  VIP Fund Class 2              2,195 14.98      16.76        33,363          2.49        0.45   0.70    -9.70   -9.48
FTVIP Franklin Small Cap
  Value VIP Fund Class 2        1,441 20.18      28.84        27,080          1.00        0.20   0.70   -13.49  -13.05
FTVIP Franklin U.S.
  Government Securities VIP
  Fund Class 2                  2,306 12.15      12.21        28,146          2.84        0.45   0.50    -0.17   -0.12
FTVIP Templeton Foreign VIP
  Fund Class 2                  1,103 10.12      10.18        11,190          2.79        0.45   0.50   -15.87  -15.82
Invesco V.I. Core Equity Fund
  Series I                      2,327 16.01      16.10        37,328          0.96        0.45   0.50    -9.85   -9.80
Invesco V.I. Growth and
  Income Fund Series I          1,667 14.01      19.71        26,518          2.23        0.20   0.70   -13.99  -13.56
Invesco V.I. International
  Growth Fund Series I          4,950 11.21      11.91        58,397          2.24        0.20   0.50   -15.40  -15.15
Janus Henderson Enterprise
  Portfolio Service Shares        403            18.89         7,623          0.12               0.20            -0.86
Janus Henderson Global
  Research Portfolio Service
  Shares                          512            14.76         7,563          1.02               0.50            -7.55
Janus Henderson Overseas
  Portfolio Service Shares        450  7.51       8.78         3,622          1.83        0.45   0.70   -15.73  -15.52
JPMorgan Insurance Trust Mid
  Cap Value Portfolio Class 1       2            32.27            76          1.23               0.45           -12.23
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                         272            20.87         5,682          0.43               0.45           -12.33
MFS VIT Growth Series Initial
  Class                         2,106            24.80        52,217          0.10               0.50             2.15
MFS VIT New Discovery Series
  Initial Class                   201 24.85      24.98         5,008          0.00        0.45   0.50    -1.97   -1.92
Morgan Stanley VIF Growth
  Portfolio Class I               141            30.27         4,262          0.00               0.50             7.00
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I      1,705            19.64        33,494          0.00               0.50            -6.87
Oppenheimer Global Fund/VA
  Non Service Shares            1,709 19.40      28.00        31,939          1.14        0.20   0.70   -13.79  -13.35
PIMCO CommodityRealReturn
  Strategy Portfolio
  Administrative Class          1,340  3.57      10.87        10,764          2.22        0.20   0.70   -14.73  -14.30
PIMCO Real Return Portfolio
  Administrative Class          1,813            12.86        23,309          2.45               0.45            -2.66
PIMCO Short-Term Portfolio
  Administrative Class          6,306 10.41      11.66        66,471          2.17        0.45   0.70     0.81    1.07
PIMCO Total Return Portfolio
  Administrative Class          3,717 14.63      15.82        55,269          2.55        0.20   0.70    -1.24   -0.74
Pioneer Fund VCT Portfolio
  Class I                         390            19.16         7,473          1.21               0.50            -2.00
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           767            23.78        18,244          0.00               0.50            -6.95
Putnam VT Equity Income Fund
  Class IB                        978            18.65        18,240          0.72               0.50            -8.95
Putnam VT International Value
  Fund Class IB                 1,546             8.45        13,060          2.14               0.50           -18.03
Putnam VT Small Cap Value
  Fund Class IB                    18            19.19           339          0.44               0.70           -20.49
VALIC Company I Emerging
  Economies Fund                2,923  9.63       9.84        28,317          1.53        0.20   0.70   -19.90  -19.49
VALIC Company I Government
  Money Market I Fund              87  9.79       9.84           860          1.36        0.45   0.50     0.81    0.86
VALIC Company I International
  Equities Index Fund           5,885  9.69      10.79        62,927          2.07        0.45   0.70   -14.35  -14.13
VALIC Company I Mid Cap Index
  Fund                          3,107 14.40      20.86        45,747          1.14        0.50   0.70   -12.05  -11.88
VALIC Company I Nasdaq-100
  Index Fund                    1,548 31.91      32.08        49,589          0.53        0.45   0.50    -1.13   -1.08
VALIC Company I Science &
  Technology Fund                 773            29.92        23,140          0.00               0.50            -1.96
VALIC Company I Small Cap
  Index Fund                      228            19.95         4,544          1.05               0.45           -11.63
VALIC Company I Stock Index
  Fund                         17,785 16.08      20.92       315,912          1.52        0.45   0.70    -5.39   -5.15
VALIC Company II Strategic
  Bond Fund                     5,992 10.77      11.00        64,626          3.62        0.20   0.70    -4.21   -3.73
Vanguard VIF High Yield Bond
  Portfolio                       593 17.37      17.71        10,341          4.71        0.45   0.70    -3.41   -3.17
Vanguard VIF Real Estate
  Index Portfolio               3,295 19.19      26.67        58,806          3.71        0.20   0.70    -6.02   -5.54

--------------------------------------------------------------------------------
                                      21

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


                                        December 31, 2017                    For the Year Ended December 31, 2017
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares    1,921 18.54      27.00        36,730           0.17       0.20   0.70   30.17    30.82
Alger Mid Cap Growth
  Portfolio Class I-2 Shares      200            16.60         3,319           0.00              0.45            29.21
American Century VP Value
  Fund Class I                  2,168 23.72      28.98        48,144           1.51       0.20   0.70    7.99     8.53
American Funds IS
  Growth-Income Fund Class 2      319            17.50         5,578           1.31              0.20            22.14
American Funds IS High-Income
  Bond Fund Class 2               144            11.89         1,710           5.69              0.20             6.68
AST SA Wellington Capital
  Appreciation Portfolio
  Class 3                          96            19.49         1,862           0.00              0.20            32.18
Dreyfus IP MidCap Stock
  Portfolio Initial Shares        151            22.99         3,475           0.96              0.45            14.86
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                          260            22.86         5,946           0.00              0.50            24.06
Dreyfus VIF Quality Bond
  Portfolio Initial Shares        695            14.01         9,737           2.14              0.50             3.98
Fidelity VIP Asset Manager
  Portfolio Service Class 2       506 15.28      15.32         7,743           1.73       0.45   0.70   12.95    13.23
Fidelity VIP Contrafund
  Portfolio Service Class 2     3,334 21.98      32.55        67,814           0.77       0.20   0.70   20.74    21.34
Fidelity VIP Equity-Income
  Portfolio Service Class 2       626 17.86      17.94        11,191           1.54       0.45   0.50   12.09    12.15
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                          --  9.73       9.89            --           1.40       0.20   0.70   -0.27     0.22
Fidelity VIP Growth Portfolio
  Service Class 2               1,628 21.47      21.58        35,049           0.10       0.45   0.50   34.14    34.21
Fidelity VIP Mid Cap
  Portfolio Service Class 2     1,548 21.92      33.70        34,533           0.48       0.20   0.70   19.70    20.30
FTVIP Franklin Mutual Shares
  VIP Fund Class 2              2,444 16.55      18.56        40,973           2.25       0.45   0.70    7.59     7.86
FTVIP Franklin Small Cap
  Value VIP Fund Class 2        1,501 23.33      33.17        32,667           0.48       0.20   0.70    9.88    10.43
FTVIP Franklin U.S.
  Government Securities VIP
  Fund Class 2                  2,104 12.17      12.23        25,713           2.79       0.45   0.50    0.84     0.89
FTVIP Templeton Foreign VIP
  Fund Class 2                  1,067 12.03      12.09        12,861           2.15       0.45   0.50   16.11    16.17
Invesco V.I. Core Equity Fund
  Series I                      2,329 17.76      17.85        41,435           0.88       0.45   0.50   12.61    12.67
Invesco V.I. Growth and
  Income Fund Series I          1,642 16.20      22.91        30,114           1.39       0.20   0.70   13.52    14.09
Invesco V.I. International
  Growth Fund Series I          4,698 13.22      14.07        65,757           1.27       0.20   0.50   22.39    22.76
Janus Henderson Enterprise
  Portfolio Service Shares        295            19.06         5,613           0.12              0.20            26.83
Janus Henderson Global
  Research Portfolio Service
  Shares                          519            15.97         8,295           0.68              0.50            26.05
Janus Henderson Overseas
  Portfolio Service Shares        434  8.88      10.42         4,148           1.26       0.45   0.70   29.89    30.22
JPMorgan Insurance Trust Mid
  Cap Value Portfolio Class 1       2            36.77            87           1.19              0.45            13.25
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                         255            23.81         6,069           0.60              0.45            14.71
MFS VIT Growth Series Initial
  Class                         2,284            24.27        55,441           0.08              0.50            30.75
MFS VIT New Discovery Series
  Initial Class                   195 25.35      25.47         4,957           0.00       0.45   0.50   26.03    26.09
Morgan Stanley VIF Growth
  Portfolio Class I               139            28.29         3,919           0.00              0.50            42.43
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I      1,873            21.09        39,503           0.00              0.50            24.67
Oppenheimer Global Fund/VA
  Non Service Shares            1,930 22.50      32.32        41,262           0.92       0.20   0.70   35.71    36.39
PIMCO CommodityRealReturn
  Strategy Portfolio
  Administrative Class          1,275  4.19      12.68         9,677          11.11       0.20   0.70    1.44     1.95
PIMCO Real Return Portfolio
  Administrative Class          1,781 13.14      13.21        23,528           2.41       0.45   0.50    3.14     3.19
PIMCO Short-Term Portfolio
  Administrative Class          6,281 10.33      11.54        65,597           1.74       0.45   0.70    1.69     1.94
PIMCO Total Return Portfolio
  Administrative Class          3,862 14.81      15.94        58,032           2.07       0.20   0.70    4.18     4.71
Pioneer Fund VCT Portfolio
  Class I                         378            19.56         7,391           1.21              0.50            21.11
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           752            25.55        19,221           0.08              0.50            29.38
Putnam VT Equity Income Fund
  Class IB                        949            20.48        19,442           0.00              0.50            12.85
Putnam VT Growth and Income
  Fund IB                          --            18.14            --           4.23              0.50             4.94
Putnam VT International Value
  Fund Class IB                 1,568            10.31        16,158           1.47              0.50            24.07
Putnam VT Small Cap Value
  Fund Class IB                    43            24.13         1,037           0.72              0.70             7.12
VALIC Company I Emerging
  Economies Fund                2,558 12.02      12.22        30,837           1.14       0.20   0.70   40.28    40.98
VALIC Company I Government
  Money Market I Fund              78  9.71       9.75           760           0.25       0.45   0.50   -0.12    -0.07
VALIC Company I International
  Equities Index Fund           5,870 11.29      12.60        73,318           2.21       0.45   0.70   23.49    23.79
VALIC Company I Mid Cap Index
  Fund                          3,116 16.37      23.67        52,127           1.42       0.50   0.70   15.10    15.33
VALIC Company I Nasdaq-100
  Index Fund                    1,504 32.27      32.43        48,705           0.71       0.45   0.50   31.63    31.70
VALIC Company I Science &
  Technology Fund                 802            30.52        24,494           0.00              0.50            40.58
VALIC Company I Small Cap
  Index Fund                      222            22.58         5,008           0.98              0.45            13.87
VALIC Company I Stock Index
  Fund                         15,222 17.00      22.05       277,142           1.33       0.45   0.70   20.57    20.87
VALIC Company II Strategic
  Bond Fund                     5,794 11.24      11.42        65,171           3.65       0.20   0.70    6.06     6.59
Vanguard VIF High Yield Bond
  Portfolio                       566 17.94      18.34        10,200           4.70       0.45   0.70    6.26     6.53
Vanguard VIF Real Estate
  Index Portfolio               5,437 20.42      28.24       101,120           2.44       0.20   0.70    4.05     4.57

--------------------------------------------------------------------------------
                                      22

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


                                        December 31, 2016                    For the Year Ended December 31, 2016
                               -----------------------------------------  -------------------------------------------
                                                                                            Expense         Total
                                      Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                      -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ------ ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares    2,052 14.17      20.74        30,103           0.20       0.20   0.70   -0.20     0.30
Alger Mid Cap Growth
  Portfolio Class I-2 Shares      203            12.85         2,606           0.00              0.45             0.52
American Century VP Value
  Fund Class I                  2,912 17.04      26.70        57,925           1.60       0.20   0.70   19.64    20.24
American Funds IS High-Income
  Bond Fund Class 2               200            11.15         2,229           7.30              0.20            17.46
Dreyfus IP MidCap Stock
  Portfolio Initial Shares        149 19.93      20.01         2,975           1.02       0.45   0.50   14.89    14.95
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                        1,283            18.43        23,642           0.00              0.50            16.49
Dreyfus VIF Quality Bond
  Portfolio Initial Shares        730            13.47         9,841           1.81              0.50             1.01
Fidelity VIP Asset Manager
  Portfolio Service Class 2       438            13.53         5,928           1.43       0.45   0.70    2.12     2.38
Fidelity VIP Contrafund
  Portfolio Service Class 2     3,561 16.98      26.82        61,634           0.62       0.20   0.70    6.98     7.52
Fidelity VIP Equity-Income
  Portfolio Service Class 2       599 15.93      16.00         9,551           2.21       0.45   0.50   17.12    17.18
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                       2,303  9.75       9.86        22,639           0.03       0.20   0.70   -0.68    -0.19
Fidelity VIP Growth Portfolio
  Service Class 2               2,805 16.08      21.97        46,074           0.00       0.45   0.70   -0.15     0.10
Fidelity VIP Mid Cap
  Portfolio Service Class 2     1,707 17.70      28.01        30,486           0.34       0.20   0.70   11.14    11.70
FTVIP Franklin Mutual Shares
  VIP Fund Class 2              2,558 15.35      17.25        41,310           1.93       0.45   0.70   15.25    15.54
FTVIP Franklin Small Cap
  Value VIP Fund Class 2        1,516 17.71      30.04        29,485           0.76       0.20   0.70   29.28    29.93
FTVIP Franklin U.S.
  Government Securities VIP
  Fund Class 2                  1,905 12.07      12.12        23,081           4.69       0.45   0.50    0.16     0.21
FTVIP Templeton Foreign VIP
  Fund Class 2                  1,515 10.36      10.41        15,739           1.89       0.45   0.50    6.64     6.70
Invesco V.I. Core Equity Fund
  Series I                      3,282 15.77      15.84        51,814           0.78       0.45   0.50    9.72     9.77
Invesco V.I. Growth and
  Income Fund Series I          1,693 14.20      20.18        27,510           1.03       0.20   0.70   18.86    19.46
Invesco V.I. International
  Growth Fund Series I          6,649 10.77      23.96        77,666           1.37       0.20   0.70   -1.14    -0.65
Janus Henderson Global
  Research Portfolio Service
  Shares                          523            12.67         6,630           0.89              0.50             1.31
Janus Henderson Overseas
  Portfolio Service Shares        490  6.82       8.02         5,508           4.48       0.45   0.70   -7.36    -7.13
JPMorgan Insurance Trust Mid
  Cap Value Portfolio Class 1       8            32.46           248           0.86              0.45            14.18
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                       1,907 20.67      20.75        39,571           0.48       0.45   0.50   19.62    19.68
MFS VIT Growth Series Initial
  Class                         4,243            18.57        78,766           0.04              0.50             1.93
MFS VIT II Core Equity
  Portfolio Initial Class           2            10.75            26           0.00              0.50            10.82
MFS VIT New Discovery Series
  Initial Class                   188 20.12      20.20         3,782           0.00       0.45   0.50    8.51     8.56
Morgan Stanley VIF Growth
  Portfolio Class I             2,387            19.86        47,410           0.00              0.50            -2.13
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I      2,047            16.92        34,635           0.00              0.50             3.88
Oppenheimer Global Fund/VA
  Non Service Shares            1,973 13.74      23.69        30,718           1.02       0.20   0.70   -0.61    -0.12
PIMCO CommodityRealReturn
  Strategy Portfolio
  Administrative Class            978  4.13       9.03         6,675           1.15       0.45   0.70   14.35    14.64
PIMCO Real Return Portfolio
  Administrative Class          1,732            12.80        22,174           2.46              0.45             4.72
PIMCO Short-Term Portfolio
  Administrative Class          4,665 10.16      11.32        48,002           1.59       0.45   0.70    1.66     1.91
PIMCO Total Return Portfolio
  Administrative Class          3,503 14.22      15.22        50,490           2.09       0.20   0.70    1.96     2.47
Pioneer Fund VCT Portfolio
  Class I                         364            16.15         5,879           1.32              0.50             9.27
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I           727            19.75        14,363           0.00              0.50             3.22
Putnam VT Diversified Income
  Fund Class IB                    --    --         --            --          14.29       0.00   0.00    0.00     0.00
Putnam VT Growth and Income
  Fund IB                       1,369            17.29        23,661           1.56              0.50            14.45
Putnam VT International Value
  Fund Class IB                 1,571             8.31        13,047           1.98              0.50             0.60
Putnam VT Small Cap Value
  Fund Class IB                    65            22.53         1,459           1.18              0.70            26.61
VALIC Company I Emerging
  Economies Fund                1,837  8.57       8.67        15,769           1.98       0.20   0.70   10.70    11.25
VALIC Company I Government
  Money Market I Fund             171  9.72       9.76         1,667           0.00       0.45   0.50   -0.49    -0.44
VALIC Company I International
  Equities Index Fund           4,435  9.12      10.20        44,770           1.94       0.45   0.70    0.55     0.80
VALIC Company I Mid Cap Index
  Fund                          4,232 14.22      20.53        72,640           1.08       0.50   0.70   19.78    20.02
VALIC Company I Nasdaq-100
  Index Fund                    1,502 24.52      24.62        36,950           0.67       0.45   0.50    6.24     6.29
VALIC Company I Science &
  Technology Fund                 900 16.52      21.71        19,210           0.00       0.20   0.50    6.80     7.12
VALIC Company I Small Cap
  Index Fund                      194 19.83      27.57         4,407           1.20       0.45   0.70   20.34    20.64
VALIC Company I Stock Index
  Fund                         12,527 14.10      18.24       191,976           2.13       0.45   0.70   10.82    11.10
VALIC Company II Strategic
  Bond Fund                     4,044            10.60        42,851           3.64              0.70             7.42
Vanguard VIF High Yield Bond
  Portfolio                       508 16.84      17.26         8,952           9.09       0.45   0.70   10.58    10.85
Vanguard VIF Real Estate
  Index Portfolio               5,437 14.60      27.00        96,890           2.60       0.20   0.70    7.60     8.14

--------------------------------------------------------------------------------
                                      23

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


                                        December 31, 2015                   For the Year Ended December 31, 2015
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares   1,833            14.13        27,733          0.15               0.20             5.26
Alger Mid Cap Growth
  Portfolio Class I-2 Shares     126            12.78         2,343          0.00               0.45            -2.01
American Century VP Value
  Fund Class I                 2,641 11.98      18.36        50,956          2.38        0.20   0.70   -4.73    -4.55
American Funds IS High-Income
  Bond Fund Class 2              106             9.49         1,003          0.00               0.20            -7.48
Dreyfus IP MidCap Stock
  Portfolio Initial Shares       115 17.41      23.89         2,531          0.62        0.45   0.70   -2.97    -2.73
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                       1,052            15.82        16,645          0.00               0.50            -2.76
Dreyfus VIF Quality Bond
  Portfolio Initial Shares       763            13.34        10,172          2.09               0.50            -2.14
Fidelity VIP Asset Manager
  Portfolio Service Class 2      366 13.22      13.25         4,843          1.50        0.45   0.70   -0.76    -0.51
Fidelity VIP Contrafund
  Portfolio Service Class 2    3,498 22.97      24.95        58,085          0.83        0.20   0.75   -0.33     0.21
Fidelity VIP Equity-Income
  Portfolio Service Class 2      528 13.65      19.31         7,765          3.15        0.45   0.70   -4.91    -4.67
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                      4,938  9.82       9.95        48,621          0.04        0.20   0.70   -0.69    -0.19
Fidelity VIP Growth Portfolio
  Service Class 2              2,369 16.06      22.00        45,736          0.03        0.45   0.70    6.16     6.42
Fidelity VIP Mid Cap
  Portfolio Service Class 2    1,186 12.25      29.65        23,527          0.29        0.20   0.70   -2.49    -2.31
FTVIP Franklin Mutual Shares
  VIP Fund Class 2             2,791 13.28      19.28        38,795          3.17        0.45   0.70   -5.60    -5.36
FTVIP Franklin Small Cap
  Value VIP Fund Class 2       1,009 11.07      24.65        20,311          0.56        0.20   0.70   -8.20    -8.03
FTVIP Franklin U.S.
  Government Securities VIP
  Fund Class 2                   184 12.05      12.09         2,216          0.56        0.45   0.50   -0.03     0.02
FTVIP Templeton Foreign VIP
  Fund Class 2                 1,110  9.75      17.20        14,165          2.20        0.45   0.70   -7.14    -6.91
Invesco V.I. Core Equity Fund
  Series I                     3,112 14.38      14.43        44,773          1.09        0.45   0.50   -6.24    -6.19
Invesco V.I. Growth and
  Income Fund Series I         1,537 11.89      16.98        20,760          2.91        0.20   0.70   -3.91    -3.74
Invesco V.I. High Yield Fund
  Series I                       564            11.54         6,509          5.87               0.70            -3.84
Invesco V.I. International
  Growth Fund Series I         6,081 10.84      24.23        84,608          1.73        0.20   0.70   -3.20    -3.02
Janus Henderson Global
  Research Portfolio Service
  Shares                         524            12.51         6,558          0.53               0.50            -3.02
Janus Henderson Overseas
  Portfolio Service Shares       486  7.35      22.11         5,660          0.51        0.45   0.70   -9.44    -9.21
JPMorgan Insurance Trust Mid
  Cap Value Portfolio Class 1      8            28.43           217          0.90               0.45            -3.09
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                      1,319            17.34        32,633          0.16               0.45            -5.71
MFS VIT Growth Series Initial
  Class                        5,001            18.21        91,081          0.15               0.50             7.02
MFS VIT II Core Equity
  Portfolio Initial Class          7             9.70            72          0.00               0.50            -2.96
MFS VIT New Discovery Series
  Initial Class                  179 18.54      18.61         3,316          0.00        0.45   0.50   -2.37    -2.33
Morgan Stanley VIF Growth
  Portfolio Class I            2,655            20.29        53,871          0.00               0.50            11.68
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I     2,276            16.29        37,064          0.00               0.50             0.77
Oppenheimer Global Fund/VA
  Non Service Shares           1,361 16.68      23.72        27,684          1.35        0.20   0.70    3.22     3.74
PIMCO CommodityRealReturn
  Strategy Portfolio
  Administrative Class           907             5.52         4,810          4.40               0.70           -26.22
PIMCO Real Return Portfolio
  Administrative Class         1,321 14.92      12.22        19,488          7.52        0.45   0.70   -3.38    -3.14
PIMCO Short-Term Portfolio
  Administrative Class         2,807 11.10      12.10        28,727          0.94        0.45   0.70    0.41     0.66
PIMCO Total Return Portfolio
  Administrative Class         3,184 14.85      20.90        48,675          5.24        0.20   0.75   -0.28     0.27
Pioneer Fund VCT Portfolio
  Class I                        348            14.78         5,143          1.11               0.50            -0.56
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I          699            19.13        13,367          0.00               0.50             1.12
Putnam VT Diversified Income
  Fund Class IB                  213            13.45         2,869          9.24               0.50            -2.83
Putnam VT Growth and Income
  Fund IB                      1,309            15.11        19,768          1.83               0.50            -7.99
Putnam VT International Value
  Fund Class IB                1,835             8.26        17,113          1.55               0.50            -2.49
Putnam VT Small Cap Value
  Fund Class IB                   89            17.79         1,588          0.98               0.70            -4.91
VALIC Company I Emerging
  Economies Fund                 989             7.79         7,661          2.56               0.20           -15.29
VALIC Company I Government
  Money Market I Fund            157  9.80      10.70         1,537          0.00        0.45   0.70   -0.69    -0.44
VALIC Company I International
  Equities Index Fund          2,185             9.01        22,142          2.94               0.50            -1.50
VALIC Company I Mid Cap Index
  Fund                         3,213            17.10        48,150          0.99               0.50            -2.99
VALIC Company I Nasdaq-100
  Index Fund                   1,375 23.17      32.08        35,711          0.90        0.45   0.70    8.43     8.70
VALIC Company I Science &
  Technology Fund                914            15.42        18,406          0.00               0.20             6.93
VALIC Company I Small Cap
  Index Fund                     156 16.37      22.91         3,567          1.03        0.50   0.70   -5.14    -4.95
VALIC Company I Stock Index
  Fund                         9,397 22.40      16.36       135,821          1.58        0.50   0.70    0.35     0.55
VALIC Company II Strategic
  Bond Fund                    2,302             9.86        22,709          4.43               0.70            -2.62
Vanguard VIF High Yield Bond
  Portfolio                    2,597 15.19      15.61        40,321          5.46        0.45   0.70   -2.26    -2.02
Vanguard VIF Real Estate
  Index Portfolio              5,221 24.97      28.24        89,030          1.75        0.20   0.70    1.51     2.02

--------------------------------------------------------------------------------
                                      24

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------


                                        December 31, 2014                   For the Year Ended December 31, 2014
                               ----------------------------------------  -------------------------------------------
                                                                                           Expense         Total
                                     Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                     -------------------      Net           Income      -------------- --------------
Sub-accounts                   Units Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                   ----- ------    -------   --------------  -------------  ------ ------- ------  -------
Alger Capital Appreciation
  Portfolio Class I-2 Shares     149            33.08         3,697          0.12               0.70            12.96
Alger Mid Cap Growth
  Portfolio Class I-2 Shares     105            20.69         2,176          0.00               0.70             7.26
American Century VP Value
  Fund Class I                 1,882 14.92      23.15        39,329          1.51        0.20   0.70    12.29   12.85
Dreyfus IP MidCap Stock
  Portfolio Initial Shares        93            24.62         2,297          1.31               0.70            11.31
Dreyfus VIF Opportunistic
  Small Cap Portfolio Initial
  Shares                         976            16.27        15,884          0.00               0.50             1.09
Dreyfus VIF Quality Bond
  Portfolio Initial Shares       915            13.63        12,471          2.12               0.50             4.27
Fidelity VIP Asset Manager
  Portfolio Service Class 2      295 13.28      13.35         3,932          0.95        0.45   0.70     4.80    5.06
Fidelity VIP Contrafund
  Portfolio Service Class 2    3,451 23.05      24.89        58,118          0.74        0.20   0.75    10.82   11.43
Fidelity VIP Equity-Income
  Portfolio Service Class 2      476 14.27      20.31         7,601          2.80        0.50   0.70     7.72    7.94
Fidelity VIP Government Money
  Market Portfolio Service
  Class 2                      2,748  9.89       9.97        27,329          0.01        0.20   0.70    -0.69   -0.19
Fidelity VIP Growth Portfolio
  Service Class 2              2,334 15.04      20.73        42,577          0.00        0.50   0.70    10.24   10.46
Fidelity VIP Mid Cap
  Portfolio Service Class 2      918 16.31      25.55        19,842          0.02        0.20   0.70     5.29    5.82
FTVIP Franklin Mutual Shares
  VIP Fund Class 2             2,981 13.99      20.42        43,689          3.16        0.50   0.70     6.37    6.59
FTVIP Franklin Small Cap
  Value VIP Fund Class 2         929 14.90      25.01        22,572          0.60        0.20   0.70    -0.13    0.37
FTVIP Franklin U.S.
  Government Securities VIP
  Fund Class 2                 1,301 12.05      13.86        17,764          0.73        0.50   0.70     2.66    2.87
FTVIP Templeton Foreign VIP
  Fund Class 2                 1,871 10.44      18.52        30,192          2.00        0.50   0.70   -11.75  -11.57
Invesco V.I. Core Equity Fund
  Series I                     3,428 15.33      17.35        53,551          0.76        0.50   0.70     7.39    7.61
Invesco V.I. Growth and
  Income Fund Series I           886 16.13      17.64        18,028          2.12        0.50   0.70     9.51    9.73
Invesco V.I. High Yield Fund
  Series I                       511            12.00         6,134          9.46               0.70             1.02
Invesco V.I. International
  Growth Fund Series I         5,300 11.95      24.99        69,421          2.09        0.50   0.70    -0.37   -0.17
Janus Henderson Global
  Research Portfolio Service
  Shares                         516            12.89         6,658          0.94               0.50             6.65
Janus Henderson Overseas
  Portfolio Service Shares     3,480  8.07      24.41        30,689          3.12        0.50   0.70   -12.71  -12.54
JPMorgan Insurance Trust Mid
  Cap Value Portfolio Class 1      8            28.92           225          0.95               0.70            14.30
JPMorgan Insurance Trust
  Small Cap Core Portfolio
  Class 1                      1,117            26.39        29,493          0.13               0.70             8.83
MFS VIT Growth Series Initial
  Class                        5,869            17.02        99,884          0.13               0.50             8.40
MFS VIT New Discovery Series
  Initial Class                  167 18.99      23.88         3,252          0.00        0.50   0.70    -7.90   -7.72
Morgan Stanley VIF Growth
  Portfolio Class I            2,681            18.17        48,716          0.00               0.50             5.83
Neuberger Berman AMT Mid Cap
  Growth Portfolio Class I     2,456            16.16        39,702          0.00               0.50             7.04
Oppenheimer Global Fund/VA
  Non Service Shares           1,183 13.39      22.87        24,282          1.08        0.20   0.70     1.58    2.09
PIMCO CommodityRealReturn
  Strategy Portfolio
  Administrative Class           796             7.48         5,732          0.42               0.70           -18.99
PIMCO Real Return Portfolio
  Administrative Class           183 12.58      15.44         2,700          0.50        0.50   0.70     2.37    2.58
PIMCO Short-Term Portfolio
  Administrative Class         1,750  9.95      12.05        18,232          0.52               0.70     0.00    0.00
PIMCO Total Return Portfolio
  Administrative Class         2,892 14.81      20.96        44,354          2.12        0.20   0.75     3.50    4.07
Pioneer Fund VCT Portfolio
  Class I                        333            14.86         4,948          1.22               0.50            10.48
Pioneer Select Mid Cap Growth
  VCT Portfolio Class I          681            18.92        12,882          0.00               0.50             8.88
Putnam VT Diversified Income
  Fund Class IB                  209            13.84         2,889          7.86               0.50            -0.15
Putnam VT Growth and Income
  Fund IB                      1,277            16.42        20,973          1.28               0.50            10.18
Putnam VT International Value
  Fund Class IB                1,587             8.47        13,438          1.36               0.50            -9.94
Putnam VT Small Cap Value
  Fund Class IB                   90            18.71         1,677          0.52               0.70             2.71
VALIC Company I Emerging
  Economies Fund                 458             9.12         4,179          0.00               0.70            -6.23
VALIC Company I Government
  Money Market I Fund            160  9.81      10.77         1,700          0.00        0.50   0.70    -0.69   -0.49
VALIC Company I International
  Equities Index Fund          1,234             9.15        12,717          0.05               0.50            -5.92
VALIC Company I Mid Cap Index
  Fund                         2,759            17.63        44,543          0.93               0.50             8.87
VALIC Company I Nasdaq-100
  Index Fund                   1,199 21.24      29.59        32,761          0.77        0.50   0.70    17.86   18.10
VALIC Company I Science &
  Technology Fund                917            18.94        17,364          0.12               0.50            13.86
VALIC Company I Small Cap
  Index Fund                     151 17.23      24.16         3,637          0.72        0.50   0.70     4.03    4.24
VALIC Company I Stock Index
  Fund                         8,358 12.68      16.27       125,691          1.26        0.50   0.70    12.49   12.72
VALIC Company II Strategic
  Bond Fund                    1,318            10.13        13,356          0.00               0.70             3.22
Vanguard VIF High Yield Bond
  Portfolio                    2,838 15.22      15.45        44,911          5.11        0.50   0.70     3.68    3.88
Vanguard VIF Real Estate
  Index Portfolio              5,185 17.97      24.48        87,447          3.36        0.20   0.70    29.20   29.85

--------
(a)Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.
(b)These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c)These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d)These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.

--------------------------------------------------------------------------------
                                      25

SEPARATE ACCOUNT USL VL-R
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


(e)These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through April 22, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

--------------------------------------------------------------------------------
                                      26

                                                         Separate Account USL B
               The United States Life Insurance Company in the City of New York

                                                                           2018

                                                                  Annual Report

                                                              December 31, 2018

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of The United States Life Insurance Company in the City of New York and the Contract Owners of Separate Account USL B

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, of each of the sub-accounts of Separate Account USL B indicated in the table below as of December 31, 2018, and the related statement of operations and changes in net assets for each of the two years in the period then ended or each of the periods indicated in the table below, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the sub-accounts in the Separate Account USL B as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the two years in the period then ended or each of the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

AB VPS Balanced Wealth Strategy Portfolio Class A                AB VPS Intermediate Bond Portfolio Class A
AB VPS Global Thematic Growth Portfolio Class A                  AB VPS Large Cap Growth Portfolio Class A
AB VPS Growth and Income Portfolio Class A                       AB VPS Real Estate Investment Portfolio Class A
AB VPS Growth Portfolio Class A                                  AB VPS Small Cap Growth Portfolio Class A
American Century VP Capital Appreciation Fund Class I            American Century VP International Fund Class I (3)
American Century VP Income & Growth Fund Class I                 AST SA Wellington Natural Resources Portfolio Class 1 (2) (4)
AST SA Wellington Capital Appreciation Portfolio Class 1         BlackRock Capital Appreciation V.I. Fund Class I (3)
AST SA Wellington Growth Portfolio Class 1 (1) (4)               Fidelity VIP High Income Portfolio Initial Class
BlackRock Advantage U.S. Total Market V.I. Fund Class I (3)      Fidelity VIP Index 500 Portfolio Initial Class (3)
BlackRock Basic Value V.I. Fund Class I (3)                      Fidelity VIP Investment Grade Bond Portfolio Initial Class
BlackRock U.S. Government Bond V.I. Fund Class I (3)             Fidelity VIP Overseas Portfolio Initial Class
Dreyfus Stock Index Fund, Inc. Initial Shares                    FTVIP Templeton Growth VIP Fund Class 2 (3)
Fidelity VIP Asset Manager Portfolio Initial Class               Goldman Sachs VIT U.S. Equity Insights Fund Institutional
                                                                   Shares (3)
Fidelity VIP Balanced Portfolio Initial Class (3)                Invesco V.I. High Yield Fund Series I
Fidelity VIP Contrafund Portfolio Initial Class                  Invesco V.I. International Growth Fund Series I
Fidelity VIP Government Money Market Portfolio Initial Class     JPMorgan Insurance Trust Small Cap Core Portfolio Class 1
Fidelity VIP Growth Portfolio Initial Class                      JPMorgan Insurance Trust U.S. Equity Portfolio Class 1 (3)
FTVIP Templeton Developing Markets VIP Fund Class 2              Morgan Stanley VIF Mid Cap Growth Portfolio Class I (3)
FTVIP Templeton Foreign VIP Fund Class 2                         Neuberger Berman AMT Short Duration Bond Portfolio Class I (3)
Goldman Sachs VIT International Equity Insights Fund             Oppenheimer Main Street Fund/VA Non Service Shares
  Institutional Shares (3)
Invesco V.I. American Franchise Fund Series I                    PIMCO Short-Term Portfolio Administrative Class
Invesco V.I. American Value Fund Series I                        PIMCO Total Return Portfolio Administrative Class (3)
JPMorgan Insurance Trust Core Bond Portfolio Class 1             SAST SA JPMorgan Equity-Income Portfolio Class 1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1         SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I (3)  SAST SA WellsCap Aggressive Growth Portfolio Class 1
Morgan Stanley VIF Emerging Markets Equity Portfolio Class I (3) VALIC Company I Small Cap Index Fund
Neuberger Berman AMT Large Cap Value Portfolio Class I (3)       VanEck VIP Global Hard Assets Fund Initial Class
Oppenheimer Global Fund/VA Non Service Shares                    Vanguard VIF Total Stock Market Index Portfolio

PIMCO High Yield Portfolio Administrative Class
PIMCO Long-Term U.S. Government Portfolio Administrative Class
PIMCO Real Return Portfolio Administrative Class (3)
SAST SA AB Growth Portfolio Class 1
SAST SA Goldman Sachs Global Bond Portfolio Class 1
SAST SA Janus Focused Growth Portfolio Class 1
SAST SA JPMorgan Diversified Balanced Portfolio Class 1
VALIC Company I International Equities Index Fund (3)
VALIC Company I Mid Cap Index Fund
VanEck VIP Emerging Markets Fund Initial Class
Vanguard VIF Total Bond Market Index Portfolio (3)

(1) The AST SA Wellington Growth Portfolio, in operation for the period
    January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(2) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(3) There is no respective statement of assets and liabilities and statement of operations and changes in net assets, since there was neither activity nor net assets for the periods presented.
(4) Where there was a cessation of operations, only a statement of operations and changes in net assets is included for the respective period presented.

Basis for Opinions

These financial statements are the responsibility of the The United States Life Insurance Company in the City of New York management. Our responsibility is to express an opinion on the financial statements of each of the sub-accounts in the Separate Account USL B based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the sub-accounts in the Separate Account USL B in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
July 24, 2019

We have served as the auditor of one or more of the sub-accounts in the AIG Life and Retirement Separate Account Group since at least 1994. We have not been able to determine the specific year we began serving as auditor.

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2018

                                                                                Due from
                                                                                  (to)
                                                                               Company's
                                                                 Investments    General
Sub-accounts                                                    at Fair Value Account, Net Net Assets
------------                                                    ------------- ------------ ----------
AB VPS Balanced Wealth Strategy Portfolio Class A                $   61,616      $   --    $   61,616
AB VPS Global Thematic Growth Portfolio Class A                     276,855         114       276,969
AB VPS Growth and Income Portfolio Class A                          546,627          --       546,627
AB VPS Growth Portfolio Class A                                     789,351          --       789,351
AB VPS Intermediate Bond Portfolio Class A                           31,861          --        31,861
AB VPS Large Cap Growth Portfolio Class A                           328,206         384       328,590
AB VPS Real Estate Investment Portfolio Class A                         116           3           119
AB VPS Small Cap Growth Portfolio Class A                           178,779          --       178,779
American Century VP Capital Appreciation Fund Class I                 3,237          81         3,318
American Century VP Income & Growth Fund Class I                     14,768         370        15,138
AST SA Wellington Capital Appreciation Portfolio Class 1             90,124       2,258        92,382
Dreyfus Stock Index Fund, Inc. Initial Shares                       974,545         759       975,304
Fidelity VIP Asset Manager Portfolio Initial Class                  608,170          --       608,170
Fidelity VIP Contrafund Portfolio Initial Class                   2,032,398         621     2,033,019
Fidelity VIP Government Money Market Portfolio Initial Class        216,369         276       216,645
Fidelity VIP Growth Portfolio Initial Class                       1,339,074          26     1,339,100
Fidelity VIP High Income Portfolio Initial Class                     95,363           5        95,368
Fidelity VIP Investment Grade Bond Portfolio Initial Class           62,792          18        62,810
Fidelity VIP Overseas Portfolio Initial Class                       154,519          --       154,519
FTVIP Templeton Developing Markets VIP Fund Class 2                  33,943          --        33,943
FTVIP Templeton Foreign VIP Fund Class 2                            971,890          --       971,890
Invesco V.I. American Franchise Fund Series I                       121,761         184       121,945
Invesco V.I. American Value Fund Series I                           176,288          --       176,288
Invesco V.I. International Growth Fund Series I                     157,809         163       157,972
JPMorgan Insurance Trust Core Bond Portfolio Class 1                  2,267          57         2,324
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1          1,275,297          --     1,275,297
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1           883,281          --       883,281
Oppenheimer Global Fund/VA Non Service Shares                        18,538         464        19,002
Oppenheimer Main Street Fund/VA Non Service Shares                   24,237         608        24,845
PIMCO High Yield Portfolio Administrative Class                      42,292          --        42,292
PIMCO Long-Term U.S. Government Portfolio Administrative Class      508,208          --       508,208
PIMCO Short-Term Portfolio Administrative Class                       3,268          --         3,268
SAST SA AB Growth Portfolio Class 1                                  96,359       2,414        98,773
SAST SA Goldman Sachs Global Bond Portfolio Class 1                  29,138         730        29,868
SAST SA JPMorgan Diversified Balanced Portfolio Class 1                 155           4           159
SAST SA JPMorgan Equity-Income Portfolio Class 1                     20,746         519        21,265
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                    20,316         508        20,824
SAST SA WellsCap Aggressive Growth Portfolio Class 1                  3,560          90         3,650
VALIC Company I Mid Cap Index Fund                                  288,516          --       288,516
VALIC Company I Small Cap Index Fund                                866,557          --       866,557
VanEck VIP Emerging Markets Fund Initial Class                      124,079          --       124,079
VanEck VIP Global Hard Assets Fund Initial Class                     35,989          --        35,989
Vanguard VIF Total Stock Market Index Portfolio                   1,290,681          --     1,290,681

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       1

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANYIN THE CITY OF NEW YORK

SCHEDULE OF PORTFOLIO INVESTMENTS
December 31, 2018

                                                                        Net Asset
                                                                        Value per Shares at Fair Cost of Shares
Sub-accounts                                                    Shares    Share       Value           Held      Level*
------------                                                    ------- --------- -------------- -------------- ------
AB VPS Balanced Wealth Strategy Portfolio Class A                 6,101  $10.10     $   61,616     $   72,365     1
AB VPS Global Thematic Growth Portfolio Class A                  10,123   27.35        276,855        211,872     1
AB VPS Growth and Income Portfolio Class A                       19,677   27.78        546,627        468,496     1
AB VPS Growth Portfolio Class A                                  23,942   32.97        789,351        705,071     1
AB VPS Intermediate Bond Portfolio Class A                        3,121   10.21         31,861         35,092     1
AB VPS Large Cap Growth Portfolio Class A                         6,342   51.75        328,206        295,688     1
AB VPS Real Estate Investment Portfolio Class A                      14    8.23            116            128     1
AB VPS Small Cap Growth Portfolio Class A                        10,783   16.58        178,779        184,716     1
American Century VP Capital Appreciation Fund Class I               228   14.17          3,237          3,481     1
American Century VP Income & Growth Fund Class I                  1,637    9.02         14,768         12,598     1
AST SA Wellington Capital Appreciation Portfolio Class 1          2,236   40.30         90,124         92,120     1
Dreyfus Stock Index Fund, Inc. Initial Shares                    19,897   48.98        974,545        718,823     1
Fidelity VIP Asset Manager Portfolio Initial Class               44,457   13.68        608,170        677,203     1
Fidelity VIP Contrafund Portfolio Initial Class                  63,255   32.13      2,032,398      1,717,906     1
Fidelity VIP Government Money Market Portfolio Initial Class    216,369    1.00        216,369        216,369     1
Fidelity VIP Growth Portfolio Initial Class                      21,215   63.12      1,339,074      1,040,909     1
Fidelity VIP High Income Portfolio Initial Class                 19,188    4.97         95,363        106,999     1
Fidelity VIP Investment Grade Bond Portfolio Initial Class        5,088   12.34         62,792         64,859     1
Fidelity VIP Overseas Portfolio Initial Class                     8,077   19.13        154,519        148,752     1
FTVIP Templeton Developing Markets VIP Fund Class 2               3,975    8.54         33,943         39,766     1
FTVIP Templeton Foreign VIP Fund Class 2                         76,286   12.74        971,890      1,034,293     1
Invesco V.I. American Franchise Fund Series I                     2,131   57.15        121,761        106,250     1
Invesco V.I. American Value Fund Series I                        12,719   13.86        176,288        178,809     1
Invesco V.I. International Growth Fund Series I                   4,785   32.98        157,809        154,581     1
JPMorgan Insurance Trust Core Bond Portfolio Class 1                213   10.66          2,267          2,401     1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1        125,521   10.16      1,275,297        965,927     1
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1        41,862   21.10        883,281        702,291     1
Oppenheimer Global Fund/VA Non Service Shares                       488   38.00         18,538         16,806     1
Oppenheimer Main Street Fund/VA Non Service Shares                  904   26.81         24,237         23,813     1
PIMCO High Yield Portfolio Administrative Class                   5,809    7.28         42,292         46,276     1
PIMCO Long-Term U.S. Government Portfolio Administrative Class   43,736   11.62        508,208        514,140     1
PIMCO Short-Term Portfolio Administrative Class                     318   10.29          3,268          3,243     1
SAST SA AB Growth Portfolio Class 1                               2,419   39.83         96,359         96,775     1
SAST SA Goldman Sachs Global Bond Portfolio Class 1               2,778   10.49         29,138         32,521     1
SAST SA JPMorgan Diversified Balanced Portfolio Class 1               9   17.34            155            178     1
SAST SA JPMorgan Equity-Income Portfolio Class 1                    658   31.53         20,746         17,567     1
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                 1,318   15.41         20,316         22,938     1
SAST SA WellsCap Aggressive Growth Portfolio Class 1                200   17.84          3,560          2,470     1
VALIC Company I Mid Cap Index Fund                               11,952   24.14        288,516        321,756     1
VALIC Company I Small Cap Index Fund                             45,705   18.96        866,557        941,181     1
VanEck VIP Emerging Markets Fund Initial Class                   10,401   11.93        124,079        134,472     1
VanEck VIP Global Hard Assets Fund Initial Class                  2,114   17.02         35,989         53,641     1
Vanguard VIF Total Stock Market Index Portfolio                  37,673   34.26      1,290,681        989,210     1

* Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       2

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                                      AB VPS    AB VPS
                                                                     Balanced   Global     AB VPS
                                                                      Wealth   Thematic  Growth and  AB VPS        AB VPS
                                                                     Strategy   Growth     Income    Growth     Intermediate
                                                                     Portfolio Portfolio Portfolio  Portfolio  Bond Portfolio
                                                                      Class A   Class A   Class A    Class A      Class A
                                                                     --------- --------- ---------- ---------  --------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                         $  1,272  $     --  $   6,153  $      --     $   401
   Mortality and expense risk and administrative charges                 (350)   (1,657)    (3,298)    (4,520)       (171)
                                                                     --------  --------  ---------  ---------     -------
   Net investment income (loss)                                           922    (1,657)     2,855     (4,520)        230
   Net realized gain (loss)                                               (10)   11,628     38,181     30,619        (267)
   Capital gain distribution from mutual funds                          4,903        --     69,411    101,703         438
   Change in unrealized appreciation (depreciation) of investments    (10,219)  (41,202)  (144,277)   (98,825)       (814)
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets from operations                      (4,404)  (31,231)   (33,830)    28,977        (413)
                                                                     --------  --------  ---------  ---------     -------
From contract transactions:
   Payments received from contract owners                               3,022    24,565     21,885     47,284         464
   Payments for contract benefits or terminations                          --   (15,046)   (28,609)    (8,728)         --
   Policy loans                                                            --    (6,937)    (8,925)   (16,340)         --
   Transfers between sub-accounts (including fixed account), net           (4)      114     (8,006)    (4,989)         --
   Contract maintenance charges                                        (2,239)  (17,440)   (33,516)   (48,726)     (1,141)
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets from contract transactions              779   (14,744)   (57,171)   (31,499)       (677)
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets                                      (3,625)  (45,975)   (91,001)    (2,522)     (1,090)
Net assets at beginning of period                                      65,241   322,944    637,628    791,873      32,951
                                                                     --------  --------  ---------  ---------     -------
Net assets at end of period                                          $ 61,616  $276,969  $ 546,627  $ 789,351     $31,861
                                                                     ========  ========  =========  =========     =======
Beginning units                                                         3,654    11,701     10,299     16,067       2,312
Units issued                                                              173       940        460      1,080          33
Units redeemed                                                           (130)   (1,448)    (1,355)    (1,667)        (82)
                                                                     --------  --------  ---------  ---------     -------
Ending units                                                            3,697    11,193      9,404     15,480       2,263
                                                                     ========  ========  =========  =========     =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                         $  1,271  $  1,400  $   8,776  $      --     $   661
   Mortality and expense risk and administrative charges                 (551)   (2,613)    (5,490)    (6,950)       (209)
                                                                     --------  --------  ---------  ---------     -------
   Net investment income (loss)                                           720    (1,213)     3,286     (6,950)        452
   Net realized gain (loss)                                                30    18,746     45,552     71,811        (205)
   Capital gain distribution from mutual funds                            505        --     51,937     39,457         192
   Change in unrealized appreciation (depreciation) of investments      7,176    69,042        384    115,380          84
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets from operations                       8,431    86,575    101,159    219,698         523
                                                                     --------  --------  ---------  ---------     -------
From contract transactions:
   Payments received from contract owners                               2,211    22,734     22,204     47,112         464
   Payments for contract benefits or terminations                          --   (31,731)   (19,652)   (90,979)         --
   Policy loans                                                            --     4,385        225      7,308          --
   Transfers between sub-accounts (including fixed account), net           --    18,069    (46,664)   (26,496)     12,943
   Contract maintenance charges                                        (2,292)  (26,781)   (34,848)   (65,438)     (1,081)
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets from contract transactions              (81)  (13,324)   (78,735)  (128,493)     12,326
                                                                     --------  --------  ---------  ---------     -------
Increase (decrease) in net assets                                       8,350    73,251     22,424     91,205      12,849
Net assets at beginning of period                                      56,891   249,693    615,204    700,668      20,102
                                                                     --------  --------  ---------  ---------     -------
Net assets at end of period                                          $ 65,241  $322,944  $ 637,628  $ 791,873     $32,951
                                                                     ========  ========  =========  =========     =======
Beginning units                                                         3,658    12,243     11,712     18,951       1,447
Units issued                                                              135     2,773        413      2,293         941
Units redeemed                                                           (139)   (3,315)    (1,826)    (5,177)        (76)
                                                                     --------  --------  ---------  ---------     -------
Ending units                                                            3,654    11,701     10,299     16,067       2,312
                                                                     ========  ========  =========  =========     =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       3

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                    AB VPS   AB VPS Real                American    American
                                                                   Large Cap   Estate    AB VPS Small  Century VP  Century VP
                                                                    Growth   Investment   Cap Growth    Capital     Income &
                                                                   Portfolio  Portfolio   Portfolio   Appreciation Growth Fund
                                                                    Class A    Class A     Class A    Fund Class I   Class I
                                                                   --------- ----------- ------------ ------------ -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                       $     --    $     2     $     --     $    --      $   318
   Mortality and expense risk and administrative charges             (1,903)        --       (1,107)        (14)         (63)
                                                                   --------    -------     --------     -------      -------
   Net investment income (loss)                                      (1,903)         2       (1,107)        (14)         255
   Net realized gain (loss)                                          25,749         --       (3,054)         11          640
   Capital gain distribution from mutual funds                       41,480          5        9,994          20        1,232
   Change in unrealized appreciation (depreciation) of
     investments                                                    (54,521)       (12)      (6,899)       (203)      (3,278)
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets from operations                    10,805         (5)      (1,066)       (186)      (1,151)
                                                                   --------    -------     --------     -------      -------
From contract transactions:
   Payments received from contract owners                            18,950         --        8,837          --          681
   Payments for contract benefits or terminations                   (24,248)        --       (7,976)         --           --
   Policy loans                                                      (7,469)        --         (117)         --           --
   Transfers between sub-accounts (including fixed account), net     (1,743)        --       (3,716)          2          (14)
   Contract maintenance charges                                     (21,952)       (12)     (12,306)       (173)      (1,258)
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets from contract transactions        (36,462)       (12)     (15,278)       (171)        (591)
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets                                   (25,657)       (17)     (16,344)       (357)      (1,742)
Net assets at beginning of period                                   354,247        136      195,123       3,675       16,880
                                                                   --------    -------     --------     -------      -------
Net assets at end of period                                        $328,590    $   119     $178,779     $ 3,318      $15,138
                                                                   ========    =======     ========     =======      =======
Beginning units                                                      10,527          3        5,310         113          676
Units issued                                                            566         --          341          --           33
Units redeemed                                                       (1,512)        (1)        (716)         (5)         (57)
                                                                   --------    -------     --------     -------      -------
Ending units                                                          9,581          2        4,935         108          652
                                                                   ========    =======     ========     =======      =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                       $     --    $     2     $     --     $    --      $   362
   Mortality and expense risk and administrative charges             (2,562)        (3)      (1,643)        (16)         (61)
                                                                   --------    -------     --------     -------      -------
   Net investment income (loss)                                      (2,562)        (1)      (1,643)        (16)         301
   Net realized gain (loss)                                          10,418        (25)      (6,449)        105          520
   Capital gain distribution from mutual funds                       18,063          7           --         491          350
   Change in unrealized appreciation (depreciation) of
     investments                                                     48,184         65       60,712         249        1,626
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets from operations                    74,103         46       52,620         829        2,797
                                                                   --------    -------     --------     -------      -------
From contract transactions:
   Payments received from contract owners                            15,036        141        8,795         226          524
   Payments for contract benefits or terminations                        --         --       (3,104)         --           --
   Policy loans                                                       4,521         --         (101)         --           --
   Transfers between sub-accounts (including fixed account), net     81,546     (1,028)     (28,952)     (1,585)          57
   Contract maintenance charges                                     (28,351)      (147)     (11,431)       (367)      (1,165)
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets from contract transactions         72,752     (1,034)     (34,793)     (1,726)        (584)
                                                                   --------    -------     --------     -------      -------
Increase (decrease) in net assets                                   146,855       (988)      17,827        (897)       2,213
Net assets at beginning of period                                   207,392      1,124      177,296       4,572       14,667
                                                                   --------    -------     --------     -------      -------
Net assets at end of period                                        $354,247    $   136     $195,123     $ 3,675      $16,880
                                                                   ========    =======     ========     =======      =======
Beginning units                                                       8,118         22        6,413         171          705
Units issued                                                          4,066          3          282           8           24
Units redeemed                                                       (1,657)       (22)      (1,385)        (66)         (53)
                                                                   --------    -------     --------     -------      -------
Ending units                                                         10,527          3        5,310         113          676
                                                                   ========    =======     ========     =======      =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       4

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                AST SA                 AST SA
                                                              Wellington    AST SA   Wellington                 Fidelity VIP
                                                               Capital    Wellington  Natural   Dreyfus Stock       Asset
                                                             Appreciation   Growth   Resources   Index Fund,       Manager
                                                              Portfolio   Portfolio  Portfolio  Inc. Initial  Portfolio Initial
                                                               Class 1     Class 1    Class 1      Shares           Class
                                                             ------------ ---------- ---------- ------------- -----------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                   $     --    $  1,508   $    724   $   17,790       $  11,174
   Mortality and expense risk and administrative charges           (142)        (81)       (21)      (5,630)         (3,574)
                                                               --------    --------   --------   ----------       ---------
   Net investment income (loss)                                    (142)      1,427        703       12,160           7,600
   Net realized gain (loss)                                         460      (9,233)    (4,149)      25,181           2,142
   Capital gain distribution from mutual funds                   12,895      27,718         --       23,964          21,959
   Change in unrealized appreciation (depreciation) of
     investments                                                (14,012)    (16,077)     4,192     (113,876)        (69,524)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets from operations                  (799)      3,835        746      (52,571)        (37,823)
                                                               --------    --------   --------   ----------       ---------
From contract transactions:
   Payments received from contract owners                         1,548       1,458        583       45,805          27,315
   Payments for contract benefits or terminations                    --          --         --       (6,896)        (14,344)
   Policy loans                                                      --          --         --        2,152          (4,770)
   Transfers between sub-accounts (including fixed
     account), net                                                   10     (65,475)   (17,102)      (3,792)           (107)
   Contract maintenance charges                                  (1,478)       (707)      (224)     (59,493)        (53,224)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets from contract transactions         80     (64,724)   (16,743)     (22,224)        (45,130)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets                                  (719)    (60,889)   (15,997)     (74,795)        (82,953)
Net assets at beginning of period                                93,101      60,889     15,997    1,050,099         691,123
                                                               --------    --------   --------   ----------       ---------
Net assets at end of period                                    $ 92,382    $     --   $     --   $  975,304       $ 608,170
                                                               ========    ========   ========   ==========       =========
Beginning units                                                   2,443       2,520        495       21,458          21,027
Units issued                                                         38          60         18        1,025             957
Units redeemed                                                      (36)     (2,580)      (513)      (1,464)         (2,331)
                                                               --------    --------   --------   ----------       ---------
Ending units                                                      2,445          --         --       21,019          19,653
                                                               ========    ========   ========   ==========       =========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                   $     --    $    656   $    367   $   16,825       $  12,737
   Mortality and expense risk and administrative charges           (326)       (218)       (55)      (8,700)         (6,278)
                                                               --------    --------   --------   ----------       ---------
   Net investment income (loss)                                    (326)        438        312        8,125           6,459
   Net realized gain (loss)                                         405         391       (355)      49,819           5,275
   Capital gain distribution from mutual funds                    6,703          --         --       23,444          78,269
   Change in unrealized appreciation (depreciation) of
     investments                                                 15,453       8,788      2,039      102,805          (3,842)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets from operations                22,235       9,617      1,996      184,193          86,161
                                                               --------    --------   --------   ----------       ---------
From contract transactions:
   Payments received from contract owners                         1,548       1,458        631       44,632          31,459
   Payments for contract benefits or terminations                    --          --         --      (41,145)        (38,193)
   Policy loans                                                      --          --         --       (2,733)         (1,457)
   Transfers between sub-accounts (including fixed
     account), net                                                  618         304         72      (23,488)        (35,150)
   Contract maintenance charges                                  (1,397)       (885)      (268)     (63,821)        (56,941)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets from contract transactions        769         877        435      (86,555)       (100,282)
                                                               --------    --------   --------   ----------       ---------
Increase (decrease) in net assets                                23,004      10,494      2,431       97,638         (14,121)
Net assets at beginning of period                                70,097      50,395     13,566      952,461         705,244
                                                               --------    --------   --------   ----------       ---------
Net assets at end of period                                    $ 93,101    $ 60,889   $ 15,997   $1,050,099       $ 691,123
                                                               ========    ========   ========   ==========       =========
Beginning units                                                   2,432       2,488        481       23,391          24,264
Units issued                                                         50          70         23        1,136           1,027
Units redeemed                                                      (39)        (38)        (9)      (3,069)         (4,264)
                                                               --------    --------   --------   ----------       ---------
Ending units                                                      2,443       2,520        495       21,458          21,027
                                                               ========    ========   ========   ==========       =========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       5

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                            Fidelity VIP                           Fidelity VIP
                               Fidelity VIP  Government  Fidelity VIP Fidelity VIP  Investment
                                Contrafund  Money Market    Growth    High Income   Grade Bond
                                Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                                 Initial      Initial      Initial      Initial      Initial
                                  Class        Class        Class        Class        Class
                               ------------ ------------ ------------ ------------ ------------
For the Year Ended
  December 31, 2018
From operations:
   Dividends                    $   16,194    $  3,646    $    3,628    $  5,632     $ 1,578
   Mortality and expense risk
     and administrative
     charges                       (16,237)     (1,130)       (8,009)       (548)       (344)
                                ----------    --------    ----------    --------     -------
   Net investment income
     (loss)                            (43)      2,516        (4,381)      5,084       1,234
   Net realized gain (loss)         41,879          --       181,690        (895)       (450)
   Capital gain distribution
     from mutual funds             194,323          --       204,585          --         412
   Change in unrealized
     appreciation
     (depreciation) of
     investments                  (386,687)         --      (372,812)     (7,984)     (1,945)
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets from operations          (150,528)      2,516         9,082      (3,795)       (749)
                                ----------    --------    ----------    --------     -------
From contract transactions:
   Payments received from
     contract owners                22,940      30,497        52,857       9,530       3,830
   Payments for contract
     benefits or terminations      (22,908)    (38,799)     (272,261)     (4,363)     (1,988)
   Policy loans                       (209)         10       (15,280)     (1,537)         --
   Transfers between
     sub-accounts (including
     fixed account), net            (7,828)     30,252        (9,582)       (652)     (3,632)
   Contract maintenance
     charges                       (64,969)    (33,681)      (66,764)     (8,658)     (2,884)
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets from contract
  transactions                     (72,974)    (11,721)     (311,030)     (5,680)     (4,674)
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets                          (223,502)     (9,205)     (301,948)     (9,475)     (5,423)
Net assets at beginning of
  period                         2,256,521     225,850     1,641,048     104,843      68,233
                                ----------    --------    ----------    --------     -------
Net assets at end of period     $2,033,019    $216,645    $1,339,100    $ 95,368     $62,810
                                ==========    ========    ==========    ========     =======
Beginning units                     57,098      16,305        35,301       4,269       2,709
Units issued                           611       4,380         1,179         417         176
Units redeemed                      (2,303)     (5,202)       (7,473)       (649)       (366)
                                ----------    --------    ----------    --------     -------
Ending units                        55,406      15,483        29,007       4,037       2,519
                                ==========    ========    ==========    ========     =======
For the Year Ended
  December 31, 2017
From operations:
   Dividends                    $   21,220    $  1,543    $    3,286    $  5,572     $ 1,633
   Mortality and expense risk
     and administrative
     charges                       (16,460)     (2,013)      (13,633)       (938)       (602)
                                ----------    --------    ----------    --------     -------
   Net investment income
     (loss)                          4,760        (470)      (10,347)      4,634       1,031
   Net realized gain (loss)         53,808          --        60,823         (23)        (54)
   Capital gain distribution
     from mutual funds             112,023          --       107,819          --         298
   Change in unrealized
     appreciation
     (depreciation) of
     investments                   231,216          --       273,349       1,431         905
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets from operations           401,807        (470)      431,644       6,042       2,180
                                ----------    --------    ----------    --------     -------
From contract transactions:
   Payments received from
     contract owners                21,812      27,985        57,904       8,350       3,801
   Payments for contract
     benefits or terminations      (76,975)         --       (65,138)         --          --
   Policy loans                       (207)      1,222          (703)     (2,001)         --
   Transfers between
     sub-accounts (including
     fixed account), net            10,288           2        (1,336)         --      (1,282)
   Contract maintenance
     charges                       (61,719)    (33,740)      (75,949)     (9,119)     (3,370)
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets from contract
  transactions                    (106,801)     (4,531)      (85,222)     (2,770)       (851)
                                ----------    --------    ----------    --------     -------
Increase (decrease) in net
  assets                           295,006      (5,001)      346,422       3,272       1,329
Net assets at beginning of
  period                         1,961,515     230,851     1,294,626     101,571      66,904
                                ----------    --------    ----------    --------     -------
Net assets at end of period     $2,256,521    $225,850    $1,641,048    $104,843     $68,233
                                ==========    ========    ==========    ========     =======
Beginning units                     60,131      16,628        37,301       4,383       2,746
Units issued                           754       8,673         1,460         347         155
Units redeemed                      (3,787)     (8,996)       (3,460)       (461)       (192)
                                ----------    --------    ----------    --------     -------
Ending units                        57,098      16,305        35,301       4,269       2,709
                                ==========    ========    ==========    ========     =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       6

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                               FTVIP
                                                            Fidelity VIP     Templeton      FTVIP     Invesco V.I.  Invesco V.I.
                                                              Overseas       Developing   Templeton     American      American
                                                          Portfolio Initial Markets VIP  Foreign VIP    Franchise    Value Fund
                                                                Class       Fund Class 2 Fund Class 2 Fund Series I   Series I
                                                          ----------------- ------------ ------------ ------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                  $  2,805        $   335     $   29,890    $     --      $  1,033
   Mortality and expense risk and administrative charges          (977)          (292)        (8,448)       (764)       (1,599)
                                                              --------        -------     ----------    --------      --------
   Net investment income (loss)                                  1,828             43         21,442        (764)         (566)
   Net realized gain (loss)                                      7,677           (151)         2,607      11,754         2,359
   Capital gain distribution from mutual funds                      --             --             --       8,716        29,569
   Change in unrealized appreciation (depreciation) of
     investments                                               (37,078)        (6,645)      (211,584)    (22,337)      (58,349)
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets from operations              (27,573)        (6,753)      (187,535)     (2,631)      (26,987)
                                                              --------        -------     ----------    --------      --------
From contract transactions:
   Payments received from contract owners                        5,757             --             --       4,944            --
   Payments for contract benefits or terminations              (11,304)            --             --     (15,325)           --
   Policy loans                                                   (151)            --             --        (112)           --
   Transfers between sub-accounts (including fixed
     account), net                                              (7,250)            (1)            --      (1,360)           (1)
   Contract maintenance charges                                 (6,756)        (1,035)       (23,673)     (7,218)       (5,651)
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets from contract
  transactions                                                 (19,704)        (1,036)       (23,673)    (19,071)       (5,652)
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets                              (47,277)        (7,789)      (211,208)    (21,702)      (32,639)
Net assets at beginning of period                              201,796         41,732      1,183,098     143,647       208,927
                                                              --------        -------     ----------    --------      --------
Net assets at end of period                                   $154,519        $33,943     $  971,890    $121,945      $176,288
                                                              ========        =======     ==========    ========      ========
Beginning units                                                  7,062          2,979         53,339       7,439         7,221
Units issued                                                       214             --             --         339            --
Units redeemed                                                    (894)           (80)        (1,128)     (1,194)         (193)
                                                              --------        -------     ----------    --------      --------
Ending units                                                     6,382          2,899         52,211       6,584         7,028
                                                              ========        =======     ==========    ========      ========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                  $  2,666        $   364     $   30,293    $    109      $  1,625
   Mortality and expense risk and administrative charges        (1,515)          (277)        (8,630)     (1,158)       (1,485)
                                                              --------        -------     ----------    --------      --------
   Net investment income (loss)                                  1,151             87         21,663      (1,049)          140
   Net realized gain (loss)                                      2,492           (210)         7,665       3,392         2,072
   Capital gain distribution from mutual funds                     174             --             --      10,620         2,326
   Change in unrealized appreciation (depreciation) of
     investments                                                37,665         12,093        138,923      16,889        13,101
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets from operations               41,482         11,970        168,251      29,852        17,639
                                                              --------        -------     ----------    --------      --------
From contract transactions:
   Payments received from contract owners                        9,475             --             --       6,730            --
   Payments for contract benefits or terminations               (2,912)            --        (53,372)     (1,831)           --
   Policy loans                                                   (197)            --             --        (110)           --
   Transfers between sub-accounts (including fixed
     account), net                                              20,304             --            162       1,200             2
   Contract maintenance charges                                 (7,259)          (965)       (23,962)     (6,631)       (5,136)
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets from contract
  transactions                                                  19,411           (965)       (77,172)       (642)       (5,134)
                                                              --------        -------     ----------    --------      --------
Increase (decrease) in net assets                               60,893         11,005         91,079      29,210        12,505
Net assets at beginning of period                              140,903         30,727      1,092,019     114,437       196,422
                                                              --------        -------     ----------    --------      --------
Net assets at end of period                                   $201,796        $41,732     $1,183,098    $143,647      $208,927
                                                              ========        =======     ==========    ========      ========
Beginning units                                                  6,367          3,056         57,023       7,484         7,409
Units issued                                                     1,119             --              1         467            --
Units redeemed                                                    (424)           (77)        (3,685)       (512)         (188)
                                                              --------        -------     ----------    --------      --------
Ending units                                                     7,062          2,979         53,339       7,439         7,221
                                                              ========        =======     ==========    ========      ========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       7

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                              JPMorgan     JPMorgan
                                                                                JPMorgan      Insurance    Insurance  Oppenheimer
                                                               Invesco V.I.    Insurance    Trust Mid Cap Trust Small   Global
                                                               International   Trust Core       Value      Cap Core   Fund/VA Non
                                                                Growth Fund  Bond Portfolio   Portfolio    Portfolio    Service
                                                                 Series I       Class 1        Class 1      Class 1     Shares
                                                               ------------- -------------- ------------- ----------- -----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                     $  3,690        $   53      $   14,139   $    3,978    $   212
   Mortality and expense risk and administrative charges             (957)           (1)        (11,026)      (8,004)       (94)
                                                                 --------        ------      ----------   ----------    -------
   Net investment income (loss)                                     2,733            52           3,113       (4,026)       118
   Net realized gain (loss)                                         5,723            (2)         17,915       13,135        117
   Capital gain distribution from mutual funds                      1,250             4          23,634       68,247      1,496
   Change in unrealized appreciation (depreciation) of
     investments                                                  (38,948)          (52)       (227,408)    (204,111)    (4,644)
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets from operations                 (29,242)            2        (182,746)    (126,755)    (2,913)
                                                                 --------        ------      ----------   ----------    -------
From contract transactions:
   Payments received from contract owners                           9,278           133              --           --        486
   Payments for contract benefits or terminations                  (2,453)           --              --           --         --
   Policy loans                                                       (25)           --              --           --         --
   Transfers between sub-accounts (including fixed account),
     net                                                            8,788             1               1           --         (1)
   Contract maintenance charges                                    (7,862)          (19)        (29,530)     (21,359)      (297)
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets from contract transactions        7,726           115         (29,529)     (21,359)       188
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets                                 (21,516)          117        (212,275)    (148,114)    (2,725)
Net assets at beginning of period                                 179,488         2,207       1,487,572    1,031,395     21,727
                                                                 --------        ------      ----------   ----------    -------
Net assets at end of period                                      $157,972        $2,324      $1,275,297   $  883,281    $19,002
                                                                 ========        ======      ==========   ==========    =======
Beginning units                                                     6,459           158          41,528       47,917        665
Units issued                                                          964            11              --           --         15
Units redeemed                                                       (704)           (2)           (841)        (970)       (10)
                                                                 --------        ------      ----------   ----------    -------
Ending units                                                        6,719           167          40,687       46,947        670
                                                                 ========        ======      ==========   ==========    =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                     $  2,411        $   53      $   11,729   $    3,254    $   171
   Mortality and expense risk and administrative charges           (1,392)           (8)        (10,812)      (7,365)       (74)
                                                                 --------        ------      ----------   ----------    -------
   Net investment income (loss)                                     1,019            45             917       (4,111)        97
   Net realized gain (loss)                                         1,846            (2)         49,372       32,101        128
   Capital gain distribution from mutual funds                         --            --          65,411        7,145         --
   Change in unrealized appreciation (depreciation) of
     investments                                                   27,798            21          60,012       97,784      5,405
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets from operations                  30,663            64         175,712      132,919      5,630
                                                                 --------        ------      ----------   ----------    -------
From contract transactions:
   Payments received from contract owners                           7,721           143              --           --        486
   Payments for contract benefits or terminations                      --            --         (77,497)     (52,604)        --
   Policy loans                                                       (25)           --              --           --         --
   Transfers between sub-accounts (including fixed account),
     net                                                           10,243             5             606          364        157
   Contract maintenance charges                                    (7,889)          (20)        (28,810)     (19,666)      (300)
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets from contract transactions       10,050           128        (105,701)     (71,906)       343
                                                                 --------        ------      ----------   ----------    -------
Increase (decrease) in net assets                                  40,713           192          70,011       61,013      5,973
Net assets at beginning of period                                 138,775         2,015       1,417,561      970,382     15,754
                                                                 --------        ------      ----------   ----------    -------
Net assets at end of period                                      $179,488        $2,207      $1,487,572   $1,031,395    $21,727
                                                                 ========        ======      ==========   ==========    =======
Beginning units                                                     6,091           149          44,685       51,560        656
Units issued                                                          678            11               1            1         19
Units redeemed                                                       (310)           (2)         (3,158)      (3,644)       (10)
                                                                 --------        ------      ----------   ----------    -------
Ending units                                                        6,459           158          41,528       47,917        665
                                                                 ========        ======      ==========   ==========    =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       8

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                          PIMCO Long-
                                                              Oppenheimer   PIMCO High     Term U.S.
                                                              Main Street     Yield        Government    PIMCO Short-  SAST SA AB
                                                              Fund/VA Non   Portfolio      Portfolio    Term Portfolio   Growth
                                                                Service   Administrative Administrative Administrative Portfolio
                                                                Shares        Class          Class          Class       Class 1
                                                              ----------- -------------- -------------- -------------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                    $   308      $ 2,239        $ 12,022        $   71      $     1
   Mortality and expense risk and administrative charges           (109)        (332)         (3,785)          (25)         (15)
                                                                -------      -------        --------        ------      -------
   Net investment income (loss)                                     199        1,907           8,237            46          (14)
   Net realized gain (loss)                                         879         (112)           (217)            2          846
   Capital gain distribution from mutual funds                    2,316           --           2,366             4        2,752
   Change in unrealized appreciation (depreciation) of
    investments                                                  (5,584)      (3,293)        (27,381)          (27)      (7,818)
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets from operations                (2,190)      (1,498)        (16,995)           25       (4,234)
                                                                -------      -------        --------        ------      -------
From contract transactions:
   Payments received from contract owners                         1,598           --              --            --          473
   Transfers between sub-accounts (including fixed
    account), net                                                    (3)          --              (5)           --       82,579
   Contract maintenance charges                                  (2,491)      (1,190)        (11,453)          (66)      (1,556)
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets from contract transactions       (896)      (1,190)        (11,458)          (66)      81,496
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets                                (3,086)      (2,688)        (28,453)          (41)      77,262
Net assets at beginning of period                                27,931       44,980         536,661         3,309       21,511
                                                                -------      -------        --------        ------      -------
Net assets at end of period                                     $24,845      $42,292        $508,208        $3,268      $98,773
                                                                =======      =======        ========        ======      =======
Beginning units                                                   1,093        2,053          24,431           285          824
Units issued                                                         71           --               1            --        2,934
Units redeemed                                                     (107)         (53)           (547)           (6)         (57)
                                                                -------      -------        --------        ------      -------
Ending units                                                      1,057        2,000          23,885           279        3,701
                                                                =======      =======        ========        ======      =======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                    $   293      $ 2,178        $ 11,616        $   58      $     7
   Mortality and expense risk and administrative charges            (97)        (334)         (3,992)          (25)         (72)
                                                                -------      -------        --------        ------      -------
   Net investment income (loss)                                     196        1,844           7,624            33          (65)
   Net realized gain (loss)                                         778          (56)          1,158             4          567
   Capital gain distribution from mutual funds                      394           --              --            --        1,339
   Change in unrealized appreciation (depreciation) of
    investments                                                   2,311          728          33,338            19        2,969
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets from operations                 3,679        2,516          42,120            56        4,810
                                                                -------      -------        --------        ------      -------
From contract transactions:
   Payments received from contract owners                         2,061           --              --            --          901
   Payments for contract benefits or terminations                    --           --         (18,932)         (182)          --
   Transfers between sub-accounts (including fixed
    account), net                                                 1,710           (1)           (119)           --        1,323
   Contract maintenance charges                                  (2,228)      (1,154)        (11,716)          (67)      (1,029)
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets from contract transactions      1,543       (1,155)        (30,767)         (249)       1,195
                                                                -------      -------        --------        ------      -------
Increase (decrease) in net assets                                 5,222        1,361          11,353          (193)       6,005
Net assets at beginning of period                                22,709       43,619         525,308         3,502       15,506
                                                                -------      -------        --------        ------      -------
Net assets at end of period                                     $27,931      $44,980        $536,661        $3,309      $21,511
                                                                =======      =======        ========        ======      =======
Beginning units                                                   1,035        2,104          25,854           306          781
Units issued                                                        153           --              --            --           88
Units redeemed                                                      (95)         (51)         (1,423)          (21)         (45)
                                                                -------      -------        --------        ------      -------
Ending units                                                      1,093        2,053          24,431           285          824
                                                                =======      =======        ========        ======      =======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                       9

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                                     SAST SA                  SAST SA   SAST SA
                                                                       SAST SA      JPMorgan      SAST SA    JPMorgan   WellsCap
                                                                       Goldman     Diversified   JPMorgan     Mid-Cap  Aggressive
                                                                     Sachs Global   Balanced   Equity-Income  Growth     Growth
                                                                    Bond Portfolio  Portfolio    Portfolio   Portfolio Portfolio
                                                                       Class 1       Class 1      Class 1     Class 1   Class 1
                                                                    -------------- ----------- ------------- --------- ----------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                           $ 1,153        $  3        $   471     $    --    $   --
   Mortality and expense risk and administrative charges                   (36)          1            (65)        (19)       (9)
                                                                       -------        ----        -------     -------    ------
   Net investment income (loss)                                          1,117           4            406         (19)       (9)
   Net realized gain (loss)                                                (42)          1            669         110        18
   Capital gain distribution from mutual funds                              --          10          1,382       2,716       570
   Change in unrealized appreciation (depreciation) of investments      (1,845)        (25)        (3,492)     (3,960)     (848)
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets from operations                         (770)        (10)        (1,035)     (1,153)     (269)
                                                                       -------        ----        -------     -------    ------
From contract transactions:
   Payments received from contract owners                                1,163          58            936       2,292       133
   Policy loans                                                             40          40             40          --        --
   Transfers between sub-accounts (including fixed account), net            (1)         --            (12)        (25)       (1)
   Contract maintenance charges                                           (430)        (44)        (1,422)       (785)      (44)
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets from contract transactions               772          54           (458)      1,482        88
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets                                            2          44         (1,493)        329      (181)
Net assets at beginning of period                                       29,866         115         22,758      20,495     3,831
                                                                       -------        ----        -------     -------    ------
Net assets at end of period                                            $29,868        $159        $21,265     $20,824    $3,650
                                                                       =======        ====        =======     =======    ======
Beginning units                                                          1,743           6            979       1,176       210
Units issued                                                                74           5             51         139         8
Units redeemed                                                             (28)         (2)           (71)        (57)       (3)
                                                                       -------        ----        -------     -------    ------
Ending units                                                             1,789           9            959       1,258       215
                                                                       =======        ====        =======     =======    ======
For the Year Ended December 31, 2017
From operations:
   Dividends                                                           $   862        $  2        $   442     $    --    $   --
   Mortality and expense risk and administrative charges                  (113)         --            (81)        (72)      (13)
                                                                       -------        ----        -------     -------    ------
   Net investment income (loss)                                            749           2            361         (72)      (13)
   Net realized gain (loss)                                                (52)          3            573         (72)       17
   Capital gain distribution from mutual funds                              --           5          1,037       1,011        --
   Change in unrealized appreciation (depreciation) of investments       1,044           1          1,419       3,708       825
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets from operations                        1,741          11          3,390       4,575       829
                                                                       -------        ----        -------     -------    ------
From contract transactions:
   Payments received from contract owners                                1,175          58            803       2,308       146
   Policy loans                                                             41          41             41          --        --
   Transfers between sub-accounts (including fixed account), net            86           2             75      (1,285)       21
   Contract maintenance charges                                           (484)        (45)        (1,349)       (917)      (40)
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets from contract transactions               818          56           (430)        106       127
                                                                       -------        ----        -------     -------    ------
Increase (decrease) in net assets                                        2,559          67          2,960       4,681       956
Net assets at beginning of period                                       27,307          48         19,798      15,814     2,875
                                                                       -------        ----        -------     -------    ------
Net assets at end of period                                            $29,866        $115        $22,758     $20,495    $3,831
                                                                       =======        ====        =======     =======    ======
Beginning units                                                          1,695           3          1,003       1,172       204
Units issued                                                                76           5             41         153         9
Units redeemed                                                             (28)         (2)           (65)       (149)       (3)
                                                                       -------        ----        -------     -------    ------
Ending units                                                             1,743           6            979       1,176       210
                                                                       =======        ====        =======     =======    ======

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      10

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                    VALIC      VALIC      VanEck VIP    VanEck VIP   Vanguard VIF
                                                                  Company I  Company I     Emerging     Global Hard  Total Stock
                                                                   Mid Cap   Small Cap   Markets Fund   Assets Fund  Market Index
                                                                  Index Fund Index Fund  Initial Class Initial Class  Portfolio
                                                                  ---------- ----------  ------------- ------------- ------------
For the Year Ended December 31, 2018
From operations:
   Dividends                                                       $  3,589  $    9,800    $    431      $     --     $   21,877
   Mortality and expense risk and administrative charges             (2,534)     (7,775)       (794)         (254)       (10,811)
                                                                   --------  ----------    --------      --------     ----------
   Net investment income (loss)                                       1,055       2,025        (363)         (254)        11,066
   Net realized gain (loss)                                             (57)      1,271       1,567        (1,445)        15,425
   Capital gain distribution from mutual funds                       21,203      55,469          --            --         55,929
   Change in unrealized appreciation (depreciation) of
     investments                                                    (61,925)   (175,315)    (39,377)      (13,139)      (164,904)
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets from operations                   (39,724)   (116,550)    (38,173)      (14,838)       (82,484)
                                                                   --------  ----------    --------      --------     ----------
From contract transactions:
   Payments received from contract owners                                --          --       8,206         3,013             --
   Policy loans                                                          --          --         (13)          (84)            --
   Transfers between sub-accounts (including fixed account), net         --          (1)     (6,360)        4,986             (1)
   Contract maintenance charges                                      (6,765)    (21,431)     (5,919)       (3,240)       (29,008)
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets from contract transactions         (6,765)    (21,432)     (4,086)        4,675        (29,009)
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets                                   (46,489)   (137,982)    (42,259)      (10,163)      (111,493)
Net assets at beginning of period                                   335,005   1,004,539     166,338        46,152      1,402,174
                                                                   --------  ----------    --------      --------     ----------
Net assets at end of period                                        $288,516  $  866,557    $124,079      $ 35,989     $1,290,681
                                                                   ========  ==========    ========      ========     ==========
Beginning units                                                      13,746      47,241       4,474         1,530         59,350
Units issued                                                             --          --         296           479             --
Units redeemed                                                         (278)       (988)       (385)         (337)        (1,201)
                                                                   --------  ----------    --------      --------     ----------
Ending units                                                         13,468      46,253       4,385         1,672         58,149
                                                                   ========  ==========    ========      ========     ==========
For the Year Ended December 31, 2017
From operations:
   Dividends                                                       $  3,762  $   10,158    $    605      $     --     $   25,517
   Mortality and expense risk and administrative charges             (2,396)     (7,188)     (1,293)         (375)        (9,910)
   Net investment income (loss)                                       1,366       2,970        (688)         (375)        15,607
   Net realized gain (loss)                                            (731)     11,635          20          (781)        36,727
   Capital gain distribution from mutual funds                       25,763      48,480          --            --         69,535
   Change in unrealized appreciation (depreciation) of
     investments                                                     18,668      59,488      57,659           195        120,835
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets from operations                    45,066     122,573      56,991          (961)       242,704
                                                                   --------  ----------    --------      --------     ----------
From contract transactions:
   Payments received from contract owners                                --          --       1,953         2,718             --
   Payments for contract benefits or terminations                   (17,123)    (46,223)         --            --        (70,537)
   Policy loans                                                          --          --         (14)          (79)            --
   Transfers between sub-accounts (including fixed account), net        116         269      (2,787)        2,327           (138)
   Contract maintenance charges                                      (6,389)    (19,744)     (5,640)       (2,969)       (26,466)
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets from contract transactions        (23,396)    (65,698)     (6,488)        1,997        (97,141)
                                                                   --------  ----------    --------      --------     ----------
Increase (decrease) in net assets                                    21,670      56,875      50,503         1,036        145,563
Net assets at beginning of period                                   313,335     947,664     115,835        45,116      1,256,611
                                                                   --------  ----------    --------      --------     ----------
Net assets at end of period                                        $335,005  $1,004,539    $166,338      $ 46,152     $1,402,174
                                                                   ========  ==========    ========      ========     ==========
Beginning units                                                      14,791      50,594       4,664         1,457         63,862
Units issued                                                             --           1         160           181              1
Units redeemed                                                       (1,045)     (3,354)       (350)         (108)        (4,513)
                                                                   --------  ----------    --------      --------     ----------
Ending units                                                         13,746      47,241       4,474         1,530         59,350
                                                                   ========  ==========    ========      ========     ==========

The accompanying Notes to Financial Statements are an integral part of this statement.

--------------------------------------------------------------------------------
                                      11

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

1. Organization

Separate Account USL B (the Separate Account) is a segregated investment account established by The United States Life Insurance Company in the City of New York (the Company) to receive and invest premium payments from variable universal life insurance policies issued by the Company. On December 31, 2010, AI Life merged into the Company. The Company is a wholly owned subsidiary of AGC Life Insurance Company, an indirect, wholly owned subsidiary of American International Group, Inc. (AIG).

The Separate Account includes the following products, which are no longer available for sale:

Executive Advantage(R)                  Variable Universal Life Policy
Gemstone Life

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended. The Separate Account consists of various sub-accounts. Each sub-account invests all its investible assets in a corresponding eligible mutual fund, which is registered under the 1940 Act as open-ended management investment companies. The names in bold in the table below are the diversified, open-ended management investment companies and the names below them are the names of the sub-accounts/corresponding eligible mutual funds. Collectively, all of the mutual funds are referred to as "Funds" throughout these financial statements.

For each sub-account, the financial statements are comprised of a Statement of Assets and Liabilities, including a Schedule of Portfolio Investments, as of December 31, 2018 and related Statements of Operations and Changes in Net Assets for each of the two years in the period then ended, all periods to reflect a full twelve month period, except as noted below.

AB Variable Products Series Fund, Inc. (AB VPS)
AB VPS Balanced Wealth Strategy Portfolio Class A                AB VPS Intermediate Bond Portfolio Class A
AB VPS Global Thematic Growth Portfolio Class A                  AB VPS Large Cap Growth Portfolio Class A
AB VPS Growth and Income Portfolio Class A                       AB VPS Real Estate Investment Portfolio Class A
AB VPS Growth Portfolio Class A                                  AB VPS Small Cap Growth Portfolio Class A

American Century Variable Portfolios, Inc. (American Century VP)
American Century VP Capital Appreciation Fund Class I            American Century VP International Fund Class I/(a)/
American Century VP Income & Growth Fund Class I

Anchor Series Trust (AST)/(b)/
AST SA Wellington Capital Appreciation Portfolio Class 1         AST SA Wellington Natural Resources Portfolio Class 1/(d)/
AST SA Wellington Growth Portfolio Class 1/(c)/

BlackRock Variable Series Funds, Inc. (BlackRock)
BlackRock Advantage U.S. Total Market V.I. Fund Class I/(a)/     BlackRock Capital Appreciation V.I. Fund Class I/(a)/
BlackRock Basic Value V.I. Fund Class I/(a)/

BlackRock Variable Series Funds II, Inc. (BlackRock)/(j)/
BlackRock U.S. Government Bond V.I. Fund Class I/(a)/

Dreyfus Stock Index Fund Inc.
Dreyfus Stock Index Fund, Inc. Initial Shares

Fidelity Variable Insurance Products (Fidelity VIP)
Fidelity VIP Asset Manager Portfolio Initial Class               Fidelity VIP High Income Portfolio Initial Class
Fidelity VIP Balanced Portfolio Initial Class/(a)/               Fidelity VIP Index 500 Portfolio Initial Class/(a)/
Fidelity VIP Contrafund Portfolio Initial Class                  Fidelity VIP Investment Grade Bond Portfolio Initial Class
Fidelity VIP Government Money Market Portfolio Initial Class     Fidelity VIP Overseas Portfolio Initial Class
Fidelity VIP Growth Portfolio Initial Class

--------------------------------------------------------------------------------
                                      12

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Franklin Templeton Variable Insurance Products Trust (FTVIP)
FTVIP Templeton Developing Markets VIP Fund Class 2/(f)/         FTVIP Templeton Growth VIP Fund Class 2/(a)/
FTVIP Templeton Foreign VIP Fund Class 2/(g)/

Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT)
Goldman Sachs VIT International Equity Insights Fund             Goldman Sachs VIT U.S. Equity Insights Fund Institutional
Institutional Shares/(a)(h)/                                     Shares/(a)/

Invesco Variable Insurance Funds (Invesco V. I.)
Invesco V.I. American Franchise Fund Series I                    Invesco V.I. High Yield Fund Series I
Invesco V.I. American Value Fund Series I                        Invesco V.I. International Growth Fund Series I

JP Morgan Insurance Trust (JP Morgan)
JPMorgan Insurance Trust Core Bond Portfolio Class 1             JPMorgan Insurance Trust Small Cap Core Portfolio Class 1
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1         JPMorgan Insurance Trust U.S. Equity Portfolio Class 1/(a)/

Morgan Stanley Variable Insurance Fund, Inc. (Morgan Stanley
VIF)
Morgan Stanley VIF Core Plus Fixed Income Portfolio Class I/(a)/ Morgan Stanley VIF Mid Cap Growth Portfolio Class I/(a)/
Morgan Stanley VIF Emerging Markets Equity Portfolio
Class I/(a)/

Neuberger Berman Advisers Management Trust (Neuberger Berman
AMT)
Neuberger Berman AMT Large Cap Value Portfolio Class I/(a)/      Neuberger Berman AMT Short Duration Bond Portfolio Class I/(a)/

Oppenheimer Variable Account Funds (Oppenheimer)
Oppenheimer Global Fund/VA Non Service Shares                    Oppenheimer Main Street Fund/VA Non Service Shares

PIMCO Variable Insurance Trust (PIMCO)
PIMCO High Yield Portfolio Administrative Class                  PIMCO Short-Term Portfolio Administrative Class
PIMCO Long-Term U.S. Government Portfolio Administrative Class   PIMCO Total Return Portfolio Administrative Class/(a)/
PIMCO Real Return Portfolio Administrative Class/(a)/

SunAmerica Series Trust (SAST)/(b)/
SAST SA AB Growth Portfolio Class 1                              SAST SA JPMorgan Equity-Income Portfolio Class 1
SAST SA Goldman Sachs Global Bond Portfolio Class 1              SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1
SAST SA Janus Focused Growth Portfolio Class 1                   SAST SA WellsCap Aggressive Growth Portfolio Class 1
SAST SA JPMorgan Diversified Balanced Portfolio Class 1/(i)/

VALIC Company I/(e)/
VALIC Company I International Equities Index Fund/(a)/           VALIC Company I Small Cap Index Fund
VALIC Company I Mid Cap Index Fund

VanEck VIP Trust (VanEck VIP)
VanEck VIP Emerging Markets Fund Initial Class                   VanEck VIP Global Hard Assets Fund Initial Class

Vanguard Variable Insurance Fund (Vanguard VIF)
Vanguard VIF Total Bond Market Index Portfolio/(a)/              Vanguard VIF Total Stock Market Index Portfolio

(a) Funds had no activity during the current year.
(b) These are affiliated companies. SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to the Anchor Series Trust and SunAmerica Series Trust.
(c) The AST SA Wellington Growth Portfolio, in operation for the period
    January 1, 2017 to December 31, 2017 and January 1, 2018 to October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(d) The AST SA Wellington Natural Resources Portfolio, in operation for the period January 1, 2017 to December 31, 2017 and January 1, 2018 to
    October 22, 2018 (cessation of operations) merged into the SAST SA AB Growth Portfolio.
(e) VALIC Company I is an affiliated investment company. The Variable Annuity Life Insurance Company (VALIC), an affiliate of the Company, serves as the investment advisor to VALIC Company I series. VALIC Retirement Services Company, a direct, wholly owned subsidiary of VALIC, serves as the transfer agent and accounting services agent to VALIC Company I series. SunAmerica Asset Management LLC (SAAMCO), an affiliate of the Company, serves as investment sub-advisor to certain underlying mutual funds of VALIC Company I series.
(f) Formerly FTVIP Templeton Developing Markets Securities Fund.

--------------------------------------------------------------------------------
                                      13

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(g) Formerly FTVIP Franklin Templeton Foreign Securities Fund.
(h) Formerly Goldman Sachs VIT Strategic International Equity Fund.
(i) Formerly SAST SA JPMorgan Balanced Portfolio.
(j) The BlackRock High Yield V.I. Fund, BlackRock Total Return V.I. Fund and the BlackRock U.S. Government Bond V.I. Fund were reorganized into the BlackRock Variable Series Funds II, Inc. on September 17, 2018.

In addition to the sub-accounts above, a contract owner may allocate contract funds to a fixed account, which is part of the Company's General Account and not included in these financial statements. Contract owners should refer to the product prospectus for the available Funds and fixed account.

The assets of the Separate Account are segregated from the Company's assets. The operations of the Separate Account are part of the Company. Net premiums from the contracts are allocated to the sub-accounts and invested in the Funds in accordance with contract owner instructions and are recorded as contract transactions in the Statements of Operations and Changes in Net Assets.

The Company has identified an error in the previously issued financial statements for which the Company has determined it appropriate to revise. See information in Note 8 regarding the revision of the previously issued financial statements.

2. Summary of Significant Accounting Policy

The financial statements of the Separate Account have been prepared in conformity with accounting principles generally accepted in the United States
(GAAP). The following is a summary of significant accounting policies consistently followed by the Separate Account in the preparation of its financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from assumptions used, the financial statements of the Separate Account could be materially affected.

Investments: Investments in mutual funds are valued at their closing net asset value per share as determined by the respective mutual funds, which generally value their securities at fair value. Purchases and sales of shares of the Funds are made at the net asset values of such Funds. Transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are recognized at the date of sale and are determined on a first-in, first-out basis. Dividends and capital gain distributions from the Funds are recorded on the ex-dividend date and reinvested upon receipt.

Policy Loans: When a policy loan is made, the loan amount is transferred to the Company from the contract owner's selected investment, and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the contract owner's selected investment, after they are first used to repay all loans taken from the declared fixed interest account option.

Accumulation Unit: This is the basic valuation unit used to calculate the contract owner's interest. Such units are valued daily to reflect investment performance and the prorated daily deduction for expense charges.

Income Taxes: The operations of the Separate Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provision of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. As a result, no charge is currently made to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code. The Company will periodically review changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

--------------------------------------------------------------------------------
                                      14

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. Fair Value Measurements

Assets recorded at fair value in the Separate Account's Statement of Assets and Liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of valuation inputs:

    . Level 1-- Fair value measurements based on quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments.

    . Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair value positions in Level 3. The circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Separate Account makes certain assumptions about the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Separate Account assets measured at fair value as of December 31, 2018 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 throughout the year. As such, no transfers between fair value hierarchy levels occurred during the year. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2018, and respective hierarchy levels.

4. Expenses

Expense charges are applied against the current value of the Separate Account and are paid as follows:

Separate Account Annual Charges: Deductions for the mortality and expense risk charges are calculated daily, at an annual rate, on the actual prior day's net asset value of the underlying Funds comprising the sub-accounts attributable to the contract owners and are paid to the Company. The mortality risk charge represents compensation to the Company for the mortality risks assumed under the contract, which is the obligation to provide payments during the payout period for the life of the contract and to provide the standard death benefit. The expense risk charge represents compensation to the Company for assuming the risk that the current contract administration charges will be insufficient to cover the cost of administering the contract in the future. These charges are included on the mortality and expense risk and administrative charges line in the Statements of Operations and Changes in Net Assets.

The exact rate depends on the particular product issued. Expense charges for each product are as follows:

                                Separate Account Annual Separate Account Annual
                                    Charges Minimum         Charges Maximum
Products                              Annual Rate             Annual Rate
--------                        ----------------------- -----------------------
Executive Advantage(R)                   0.15%                   1.00%
Gemstone Life                            0.10%                   0.25%
Variable Universal Life Policy           0.50%                   0.90%

--------------------------------------------------------------------------------
                                      15

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Monthly Administrative Charge: The Company makes a monthly charge against each policy account for the administrative expenses. These charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

The maximum monthly administrative expense charge is $15. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of the policy. The monthly expense charge is applied against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage. There may be an additional monthly administrative charge during the first policy year and the 12 months after an increase in face amount per insured. This charge will not exceed $25 a month per insured.

Withdrawal Charge: A withdrawal charge is applicable to certain contract withdrawals pursuant to the contract and is payable to the Company. The withdrawal charges are included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

For any partial withdrawal, the Company may charge a maximum transaction fee per policy equal to the lesser of 2 percent of the amount withdrawn or $25.

Cost of Insurance Charge: Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charge is included as part of the contract maintenance charges line of the Statements of Operations and Changes in Net Assets.

Policy Loan Interest Charge: A loan may be requested against a policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

Transfer Fee: A transfer fee may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year depending on the contract provision. The transfer fee is included as part of the payments for contract benefits or terminations line in the Statements of Operations and Changes in Net Assets.

A transfer fee of $25 is assessed on each transfer in excess of 12 transfers during the policy year.

Premium Tax Charge: Certain states charge taxes on purchase payments up to a maximum of 3.5 percent. The Company deducts from each premium payment a charge to cover costs associated with the issuance of the policy, administrative services the Company performs and a premium tax that is applicable to the Company in the state or other jurisdiction of the policy owner. Premium tax charges are included as part of the contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

A summary of premium tax charges follows:

Products                        Premium Tax Charge

Executive Advantage(R)          The maximum charge is 9% of each premium
                                payment.

Gemstone Life /*/               5% of each premium payment up to the target
                                premium amount plus 2% of any premium paid in
                                excess of the target premium amount for policy
                                years 1-10. 3% of each premium payment up to
                                the target premium amount plus 2% of any
                                premium paid in excess of the target premium
                                amount beginning in policy year 11. The
                                maximum charge is 8% of each premium payment.

Variable Universal Life Policy  5% of each premium payment plus the state specific premium taxes.

* The target premium is an amount of premium that is approximately equal to the seven-pay premium, which is the maximum amount of premium that may be paid without the policy becoming a modified endowment contract.

Optional Rider Charge: Monthly charges are deducted if the contract owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the

--------------------------------------------------------------------------------
                                      16

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

insured person or the specific coverage chosen under the rider. The rider charges are included as part of contract maintenance charges line in the Statements of Operations and Changes in Net Assets.

5. Purchases and Sales of Investments

For the year ended December 31, 2018, the aggregate cost of purchases and proceeds from the sales of investments were:

Sub-accounts                                                    Cost of Purchases Proceeds from Sales
------------                                                    ----------------- -------------------
AB VPS Balanced Wealth Strategy Portfolio Class A                   $  8,398           $  1,794
AB VPS Global Thematic Growth Portfolio Class A                       12,484             28,873
AB VPS Growth and Income Portfolio Class A                            91,762             76,666
AB VPS Growth Portfolio Class A                                      129,185             63,501
AB VPS Intermediate Bond Portfolio Class A                             1,291              1,301
AB VPS Large Cap Growth Portfolio Class A                             50,363             47,252
AB VPS Real Estate Investment Portfolio Class A                            7                 12
AB VPS Small Cap Growth Portfolio Class A                             21,867             28,258
American Century VP Capital Appreciation Fund Class I                     21                180
American Century VP Income & Growth Fund Class I                       2,358              1,424
AST SA Wellington Capital Appreciation Portfolio Class 1              14,287              1,459
AST SA Wellington Growth Portfolio Class 1                            30,615             64,723
AST SA Wellington Natural Resources Portfolio Class 1                  1,285             16,937
Dreyfus Stock Index Fund, Inc. Initial Shares                         66,587             52,658
Fidelity VIP Asset Manager Portfolio Initial Class                    54,858             70,428
Fidelity VIP Contrafund Portfolio Initial Class                      229,805            108,430
Fidelity VIP Government Money Market Portfolio Initial Class          55,902             65,128
Fidelity VIP Growth Portfolio Initial Class                          230,662            341,481
Fidelity VIP High Income Portfolio Initial Class                      11,980             12,576
Fidelity VIP Investment Grade Bond Portfolio Initial Class             5,803              8,827
Fidelity VIP Overseas Portfolio Initial Class                          7,170             25,046
FTVIP Templeton Developing Markets VIP Fund Class 2                      335              1,327
FTVIP Templeton Foreign VIP Fund Class 2                              29,890             32,121
Invesco V.I. American Franchise Fund Series I                         13,321             24,430
Invesco V.I. American Value Fund Series I                             30,602              7,251
Invesco V.I. International Growth Fund Series I                       29,536             17,796
JPMorgan Insurance Trust Core Bond Portfolio Class 1                     183                 16
JPMorgan Insurance Trust Mid Cap Value Portfolio Class 1              37,773             40,555
JPMorgan Insurance Trust Small Cap Core Portfolio Class 1             72,224             29,363
Oppenheimer Global Fund/VA Non Service Shares                          2,169                304
Oppenheimer Main Street Fund/VA Non Service Shares                     4,114              2,428
PIMCO High Yield Portfolio Administrative Class                        2,239              1,523
PIMCO Long-Term U.S. Government Portfolio Administrative Class        14,388             15,242
PIMCO Short-Term Portfolio Administrative Class                           75                 90
SAST SA AB Growth Portfolio Class 1                                   83,926              1,585
SAST SA Goldman Sachs Global Bond Portfolio Class 1                    2,297                415
SAST SA JPMorgan Diversified Balanced Portfolio Class 1                  111                 44
SAST SA JPMorgan Equity-Income Portfolio Class 1                       2,731              1,372
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                      5,141                976
SAST SA WellsCap Aggressive Growth Portfolio Class 1                     680                 27
VALIC Company I Mid Cap Index Fund                                    24,792              9,300
VALIC Company I Small Cap Index Fund                                  65,269             29,206
VanEck VIP Emerging Markets Fund Initial Class                         8,762             13,212
VanEck VIP Global Hard Assets Fund Initial Class                      13,518              9,097
Vanguard VIF Total Stock Market Index Portfolio                       77,807             39,820

--------------------------------------------------------------------------------
                                      17

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


6. Financial Highlights

The summary of unit values and units outstanding for sub-accounts, investment income ratios, total return and expense ratios, excluding expenses of the underlying mutual funds, for each of the five years in the period ended December 31, 2018, follows:

                                                  December 31, 2018                   For the Year Ended December 31, 2018
                                         -----------------------------------------  ----------------------------------------
                                                                                                  Expense         Total
                                                Unit Value ($)/(a)/                 Investment Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------                   Income   -------------- --------------
                                                                         Net          Ratio
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/  (%)/(c)/  Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  ---------- ------ ------- ------  -------
AB VPS Balanced Wealth Strategy
  Portfolio Class A                       3,697            16.67         61,616        2.01            0.50            -6.67
AB VPS Global Thematic Growth Portfolio
  Class A                                11,193 12.57      25.16        276,969        0.00     0.10   0.50   -10.28   -9.91
AB VPS Growth and Income Portfolio
  Class A                                 9,404            58.13        546,627        1.04            0.50            -6.11
AB VPS Growth Portfolio Class A          15,480            50.99        789,351        0.00            0.50             3.46
AB VPS Intermediate Bond Portfolio
  Class A                                 2,263            14.08         31,861        1.24            0.50            -1.25
AB VPS Large Cap Growth Portfolio
  Class A                                 9,581 24.19      35.03        328,590        0.00     0.10   0.50     2.03    2.45
AB VPS Real Estate Investment Portfolio
  Class A                                     2            50.91            119        1.57            0.10            -4.25
AB VPS Small Cap Growth Portfolio
  Class A                                 4,935            36.23        178,779        0.00            0.50            -1.42
American Century VP Capital
  Appreciation Fund Class I                 108            30.76          3,318        0.00            0.10            -5.31
American Century VP Income & Growth
  Fund Class I                              652            23.21         15,138        1.99            0.10            -6.98
AST SA Wellington Capital Appreciation
  Portfolio Class 1                       2,445            37.78         92,382        0.00            0.10            -0.87
AST SA Wellington Growth Portfolio
  Class 1                                    --            25.74             --        2.44            0.10             6.51
AST SA Wellington Natural Resources
  Portfolio Class 1                          --            33.84             --        4.48            0.10             4.77
Dreyfus Stock Index Fund, Inc. Initial
  Shares                                 21,019 24.61      47.79        975,304        1.76     0.10   0.50    -5.14   -4.75
Fidelity VIP Asset Manager Portfolio
  Initial Class                          19,653            30.94        608,170        1.72            0.50            -5.85
Fidelity VIP Contrafund Portfolio
  Initial Class                          55,406 34.01      35.45      2,033,019        0.76     0.10   0.75    -7.08   -6.49
Fidelity VIP Government Money Market
  Portfolio Initial Class                15,483 11.67      14.15        216,645        1.65     0.10   0.50     1.11    1.53
Fidelity VIP Growth Portfolio Initial
  Class                                  29,007 23.71      46.20      1,339,100        0.24     0.10   0.50    -0.70   -0.29
Fidelity VIP High Income Portfolio
  Initial Class                           4,037 23.62      24.50         95,368        5.63     0.10   0.50    -3.80   -3.58
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                 2,519 19.74      25.01         62,810        2.41     0.10   0.50    -1.06   -0.65
Fidelity VIP Overseas Portfolio Initial
  Class                                   6,382            24.21        154,519        1.57            0.50           -15.26
FTVIP Templeton Developing Markets VIP
  Fund Class 2                            2,899            11.71         33,943        0.89            0.75           -16.43
FTVIP Templeton Foreign VIP Fund Class 2 52,211            18.61        971,890        2.77            0.75           -16.08
Invesco V.I. American Franchise Fund
  Series I                                6,584 18.48      19.09        121,945        0.00     0.10   0.50    -4.14   -3.74
Invesco V.I. American Value Fund Series
  I                                       7,028            25.08        176,288        0.54            0.75           -13.30
Invesco V.I. International Growth Fund
  Series I                                6,719 21.79      23.59        157,972        2.19     0.10   0.50   -15.43  -15.08
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                         167            13.94          2,324        2.34            0.10            -0.07
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1                      40,687            31.34      1,275,297        1.02            0.75           -12.50
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                      46,947            18.81        883,281        0.42            0.75           -12.59
Oppenheimer Global Fund/VA Non Service
  Shares                                    670            28.34         19,002        1.04            0.10           -13.29
Oppenheimer Main Street Fund/VA Non
  Service Shares                          1,057            23.50         24,845        1.17            0.10            -8.00
PIMCO High Yield Portfolio
  Administrative Class                    2,000            22.04         42,292        5.13            0.75            -3.39
PIMCO Long-Term U.S. Government
  Portfolio Administrative Class         23,885            21.41        508,208        2.30            0.75            -3.12
PIMCO Short-Term Portfolio
  Administrative Class                      279            11.70          3,268        2.16            0.75             0.76
SAST SA AB Growth Portfolio Class 1       3,701            26.69         98,773        0.00            0.10             2.19
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                       1,789            16.69         29,868        3.86            0.10            -2.60
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                           9            18.69            159        2.19            0.10            -7.82
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                         959            22.19         21,265        2.14            0.10            -4.58
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                       1,258            16.55         20,824        0.00            0.10            -5.00
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         215            16.97          3,650        0.00            0.10            -6.90
VALIC Company I Mid Cap Index Fund       13,468            21.42        288,516        1.15            0.75           -12.10
VALIC Company I Small Cap Index Fund     46,253            18.74        866,557        1.05            0.75           -11.89
VanEck VIP Emerging Markets Fund
  Initial Class                           4,385            28.30        124,079        0.30            0.50           -23.89
VanEck VIP Global Hard Assets Fund
  Initial Class                           1,672            21.52         35,989        0.00            0.50           -28.66
Vanguard VIF Total Stock Market Index
  Portfolio                              58,149            22.20      1,290,681        1.62            0.75            -6.05

                                                  December 31, 2017                    For the Year Ended December 31, 2017
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth Strategy
  Portfolio Class A                       3,654            17.86        65,241          2.08               0.90            14.81
AB VPS Global Thematic Growth Portfolio
  Class A                                11,701 13.95      28.04       322,944          0.49        0.40   0.90   35.45    36.12
AB VPS Growth and Income Portfolio
  Class A                                10,299            61.91       637,628          1.40               0.90            17.86
AB VPS Growth Portfolio Class A          16,067            49.29       791,873          0.00               0.90            33.30
AB VPS Intermediate Bond Portfolio
  Class A                                 2,312            14.25        32,951          2.49               0.90             2.59
AB VPS Large Cap Growth Portfolio
  Class A                                10,527 23.62      34.33       354,247          0.00        0.40   0.90   30.81    31.46

--------------------------------------------------------------------------------
                                      18

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2017                    For the Year Ended December 31, 2017
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Real Estate Investment Portfolio
  Class A                                     3            53.17            136         0.32               0.40             6.11
AB VPS Small Cap Growth Portfolio
  Class A                                 5,310            36.75        195,123         0.00               0.90            32.93
American Century VP Capital
  Appreciation Fund Class I                 113            32.49          3,675         0.00               0.40            21.31
American Century VP Income & Growth
  Fund Class I                              676            24.95         16,880         2.29               0.40            20.01
AST SA Wellington Capital Appreciation
  Portfolio Class 1                       2,443            38.11         93,101         0.00               0.40            32.25
AST SA Wellington Growth Portfolio
  Class 1                                 2,520            24.16         60,889         1.18               0.40            19.31
AST SA Wellington Natural Resources
  Portfolio Class 1                         495            32.30         15,997         2.48               0.40            14.60
Dreyfus Stock Index Fund, Inc. Initial
  Shares                                 21,458 25.84      50.39      1,050,099         1.68        0.40   0.90   20.45    21.05
Fidelity VIP Asset Manager Portfolio
  Initial Class                          21,027            32.87        691,123         1.82               0.90            13.08
Fidelity VIP Contrafund Portfolio
  Initial Class                          57,098 36.37      46.42      2,256,521         1.01        0.40   0.90   20.79    21.39
Fidelity VIP Government Money Market
  Portfolio Initial Class                16,305 11.49      13.99        225,850         0.68        0.40   0.90   -0.23     0.27
Fidelity VIP Growth Portfolio Initial
  Class                                  35,301 23.78      46.53      1,641,048         0.22        0.40   0.90   33.93    34.60
Fidelity VIP High Income Portfolio
  Initial Class                           4,269 24.56      25.41        104,843         5.40        0.40   0.90    5.98     6.70
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                 2,709 19.87      25.28         68,233         2.42        0.40   0.90    3.29     3.80
Fidelity VIP Overseas Portfolio Initial
  Class                                   7,062            28.57        201,796         1.56               0.90            29.12
FTVIP Templeton Developing Markets VIP
  Fund Class 2                            2,979            14.01         41,732         1.00               0.75            39.36
FTVIP Templeton Foreign VIP Fund Class 2 53,339            22.18      1,183,098         2.66               0.75            15.82
Invesco V.I. American Franchise Fund
  Series I                                7,439 19.27      19.83        143,647         0.08        0.40   0.90   26.20    26.83
Invesco V.I. American Value Fund Series
  I                                       7,221            28.93        208,927         0.80               0.75             9.14
Invesco V.I. International Growth Fund
  Series I                                6,459 25.66      27.90        179,488         1.52        0.40   0.90   21.90    22.51
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                         158            13.95          2,207         2.51               0.40             3.16
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1                      41,528            35.82      1,487,572         0.81               0.75            12.92
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                      47,917            21.52      1,031,395         0.33               0.75            14.37
Oppenheimer Global Fund/VA Non Service
  Shares                                    665            32.68         21,727         0.91               0.40            36.12
Oppenheimer Main Street Fund/VA Non
  Service Shares                          1,093            25.54         27,931         1.16               0.40            16.44
PIMCO High Yield Portfolio
  Administrative Class                    2,053            22.82         44,980         4.92               0.75             5.81
PIMCO Long-Term U.S. Government
  Portfolio Administrative Class         24,431            22.09        536,661         2.19               0.75             8.14
PIMCO Short-Term Portfolio
  Administrative Class                      285            11.61          3,309         1.70               0.75             1.64
SAST SA AB Growth Portfolio Class 1         824            26.12         21,511         0.04               0.40            31.47
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                       1,743            17.14         29,866         3.02               0.40             6.39
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                           6            20.28            115         2.45               0.40            14.11
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                         979            23.25         22,758         2.08               0.40            17.82
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                       1,176            17.42         20,495         0.00               0.40            29.13
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         210            18.22          3,831         0.00               0.40            29.07
VALIC Company I Mid Cap Index Fund       13,746            24.37        335,005         1.16               0.75            15.04
VALIC Company I Small Cap Index Fund     47,241            21.26      1,004,539         1.04               0.75            13.53
VanEck VIP Emerging Markets Fund
  Initial Class                           4,474            37.18        166,338         0.43               0.90            49.68
VanEck VIP Global Hard Assets Fund
  Initial Class                           1,530            30.17         46,152         0.00               0.90            -2.58
Vanguard VIF Total Stock Market Index
  Portfolio                              59,350            23.63      1,402,174         1.92               0.75            20.07

                                                  December 31, 2016                    For the Year Ended December 31, 2016
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth Strategy
  Portfolio Class A                       3,658            15.55         56,891         2.07               0.90             3.75
AB VPS Global Thematic Growth Portfolio
  Class A                                12,243 10.25      20.70        249,693         0.00        0.40   0.90   -1.51    -1.02
AB VPS Growth and Income Portfolio
  Class A                                11,712            52.53        615,204         0.94               0.90            10.31
AB VPS Growth Portfolio Class A          18,951            36.97        700,668         0.00               0.90             0.21
AB VPS Intermediate Bond Portfolio
  Class A                                 1,447            13.89         20,102         3.16               0.90             3.77
AB VPS Large Cap Growth Portfolio
  Class A                                 8,118 17.96      26.25        207,392         0.00        0.40   0.90    1.71     2.22
AB VPS Real Estate Investment Portfolio
  Class A                                    22            50.11          1,124         1.47               0.40             7.33
AB VPS Small Cap Growth Portfolio
  Class A                                 6,413            27.65        177,296         0.00               0.90             5.51
American Century VP Capital
  Appreciation Fund Class I                 171            26.78          4,572         0.00               0.40             2.82
American Century VP Income & Growth
  Fund Class I                              705            20.79         14,667         2.27               0.40            13.03
AST SA Wellington Capital Appreciation
  Portfolio Class 1                       2,432            28.82         70,097         0.00               0.40             1.58
AST SA Wellington Growth Portfolio
  Class 1                                 2,488            20.25         50,395         1.01               0.40             6.97
AST SA Wellington Natural Resources
  Portfolio Class 1                         481            28.18         13,566         4.27               0.40            29.44
Dreyfus Stock Index Fund, Inc. Initial
  Shares                                 23,391 21.34      41.83        952,461         1.97        0.40   0.90   10.71    11.26
Fidelity VIP Asset Manager Portfolio
  Initial Class                          24,264            29.07        705,244         1.48               0.90             2.15
Fidelity VIP Contrafund Portfolio
  Initial Class                          60,131 29.96      38.43      1,961,515         0.80        0.40   0.90    7.04     7.61
Fidelity VIP Government Money Market
  Portfolio Initial Class                16,628 11.46      14.02        230,851         0.21        0.40   0.90   -0.69    -0.20
Fidelity VIP Growth Portfolio Initial
  Class                                  37,301 17.67      34.74      1,294,626         0.04        0.40   0.90   -0.10     0.40
Fidelity VIP High Income Portfolio
  Initial Class                           4,383 23.17      23.82        101,571         4.67        0.40   0.90   13.58    14.15
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                 2,746 19.14      24.47         66,904         2.24        0.40   0.90    3.81     4.32

--------------------------------------------------------------------------------
                                      19

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2016                    For the Year Ended December 31, 2016
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
Fidelity VIP Overseas Portfolio Initial
  Class                                   6,367            22.13        140,903         1.44               0.90            -5.91
FTVIP Templeton Developing Markets VIP
  Fund Class 2                            3,056            10.05         30,727         0.82               0.75            16.57
FTVIP Templeton Foreign VIP Fund Class 2 57,023            19.15      1,092,019         1.89               0.75             6.38
Invesco V.I. American Franchise Fund
  Series I                                7,484 15.27      15.63        114,437         0.00        0.40   0.90    1.35     1.86
Invesco V.I. American Value Fund Series
  I                                       7,409            26.51        196,422         0.35               0.75            14.63
Invesco V.I. International Growth Fund
  Series I                                6,091 20.94      22.88        138,775         1.40        0.40   0.90   -1.34    -0.85
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                         149            13.52          2,015         2.68               0.40             1.71
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1                      44,685            31.72      1,417,561         0.85               0.75            13.84
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                      51,560            18.82        970,382         0.49               0.75            19.32
Oppenheimer Global Fund/VA Non Service
  Shares                                    656            24.01         15,754         1.00               0.40            -0.32
Oppenheimer Main Street Fund/VA Non
  Service Shares                          1,035            21.94         22,709         1.05               0.40            11.17
PIMCO High Yield Portfolio
  Administrative Class                    2,104            21.56         43,619         5.23               0.75            11.61
PIMCO Long-Term U.S. Government
  Portfolio Administrative Class         25,854            20.43        525,308         2.14               0.75            -0.08
PIMCO Short-Term Portfolio
  Administrative Class                      306            11.43          3,502         1.56               0.75             1.61
SAST SA AB Growth Portfolio Class 1         781            19.86         15,506         0.20               0.40             2.41
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                       1,695            16.11         27,307         0.31               0.40             0.91
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                           3            17.77             48         3.07               0.40             6.74
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                       1,003            19.73         19,798         1.85               0.40            15.09
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                       1,172            13.49         15,814         0.00               0.40            -0.20
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         204            14.12          2,875         0.00               0.40             6.95
VALIC Company I Mid Cap Index Fund       14,791            21.18        313,335         1.18               0.75            19.72
VALIC Company I Small Cap Index Fund     50,594            18.73        947,664         1.20               0.75            20.28
VanEck VIP Emerging Markets Fund
  Initial Class                           4,664            24.84        115,835         0.47               0.90            -0.79
VanEck VIP Global Hard Assets Fund
  Initial Class                           1,457            30.97         45,116         0.39               0.90            42.43
Vanguard VIF Total Stock Market Index
  Portfolio                              63,862            19.68      1,256,611         1.44               0.75            11.72

                                                  December 31, 2015                    For the Year Ended December 31, 2015
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth Strategy
  Portfolio Class A                       3,604            14.99         54,027         2.62               0.90             0.74
AB VPS Global Thematic Growth Portfolio
  Class A                                12,021 10.35      21.02        248,857         0.00        0.40   0.90    1.97     2.48
AB VPS Growth and Income Portfolio
  Class A                                12,965            47.62        617,399         1.38               0.90             0.79
AB VPS Growth Portfolio Class A          19,702            36.89        726,898         0.00               0.90             8.08
AB VPS Intermediate Bond Portfolio
  Class A                                 1,486            13.39         19,910         3.59               0.90            -0.88
AB VPS Large Cap Growth Portfolio
  Class A                                 8,314 17.57      25.81        208,579         0.00        0.40   0.90   10.12    10.67
AB VPS Real Estate Investment Portfolio
  Class A                                    29            46.69          1,320         1.30               0.40             0.40
AB VPS Small Cap Growth Portfolio
  Class A                                 6,454            26.20        169,101         0.00               0.90            -2.13
American Century VP Capital
  Appreciation Fund Class I                 192            26.05          4,997         0.00               0.40             1.52
American Century VP Income & Growth
  Fund Class I                              757            18.40         13,930         2.06               0.40            -6.00
AST SA Wellington Capital Appreciation
  Portfolio Class 1                       2,461            28.37         69,816         0.00               0.40             8.30
AST SA Wellington Growth Portfolio
  Class 1                                 2,500            18.93         47,347         0.59               0.40            -0.25
AST SA Wellington Natural Resources
  Portfolio Class 1                         477            21.77         10,393         1.47               0.40           -21.71
Dreyfus Stock Index Fund, Inc. Initial
  Shares                                 25,509 19.18      37.78        939,868         1.82        0.40   0.90    0.20     0.70
Fidelity VIP Asset Manager Portfolio
  Initial Class                          25,039            28.45        712,457         1.57               0.90            -0.76
Fidelity VIP Contrafund Portfolio
  Initial Class                          61,762 27.85      35.90      1,878,463         1.04        0.40   0.90   -0.23     0.24
Fidelity VIP Government Money Market
  Portfolio Initial Class                16,890 11.48      14.12        236,103         0.03        0.40   0.90   -0.87    -0.37
Fidelity VIP Growth Portfolio Initial
  Class                                  39,453 17.60      34.77      1,370,454         0.26        0.40   0.90    6.21     6.75
Fidelity VIP High Income Portfolio
  Initial Class                           6,013 20.40      20.86        122,666         6.61        0.40   0.90   -4.49    -4.01
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                 3,218 18.35      23.58         75,532         1.90        0.40   0.90   -1.49    -0.99
Fidelity VIP Overseas Portfolio Initial
  Class                                   6,395            23.52        150,403         1.39               0.90             2.70
FTVIP Templeton Developing Markets VIP
  Fund Class 2                            3,140             8.62         27,082         2.14               0.75           -20.20
FTVIP Templeton Foreign VIP Fund Class 2 58,756            18.00      1,057,761         3.38               0.75            -7.19
Invesco V.I. American Franchise Fund
  Series I                                7,550 15.07      15.35        113,868         0.00        0.40   0.90    4.07     4.59
Invesco V.I. American Value Fund Series
  I                                       7,612            23.13        176,046         0.32               0.75            -9.81
Invesco V.I. International Growth Fund
  Series I                                6,198 21.12      23.20        143,089         1.50        0.40   0.90   -3.22    -2.73
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                         140            13.30          1,864         3.50               0.40             0.72
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1                      46,063            27.87      1,283,639         1.01               0.75            -3.38
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                      53,150            15.77        838,363         0.15               0.75            -5.99
Oppenheimer Global Fund/VA Non Service
  Shares                                    663            24.09         15,976         1.32               0.40             3.53
Oppenheimer Main Street Fund/VA Non
  Service Shares                          1,123            19.73         22,159         0.94               0.40             2.92
PIMCO High Yield Portfolio
  Administrative Class                    2,159            19.32         40,154         5.78               0.75            -2.35
PIMCO Long-Term U.S. Government
  Portfolio Administrative Class         26,617            20.45        541,313         2.10               0.75            -2.12
PIMCO Short-Term Portfolio
  Administrative Class                      316            11.24          3,552         0.93               0.75             0.36

--------------------------------------------------------------------------------
                                      20

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                  December 31, 2015                    For the Year Ended December 31, 2015
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
SAST SA AB Growth Portfolio Class 1         844            19.40         16,376         0.13               0.40            10.82
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                       1,709            15.96         27,283         0.00               0.40            -3.26
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                          25            16.65            408         1.66               0.40            -0.37
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                       1,090            17.15         18,686         1.72               0.40            -2.57
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                         864            13.52         11,690         0.00               0.40             2.57
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         196            13.20          2,583         0.00               0.40            -1.58
VALIC Company I Mid Cap Index Fund       15,248            17.69        269,789         0.06               0.75            -3.23
VALIC Company I Small Cap Index Fund     52,139            15.57        811,956         0.20               0.75            -5.19
VanEck VIP Emerging Markets Fund
  Initial Class                           4,778            25.04        119,629         0.54               0.90           -14.76
VanEck VIP Global Hard Assets Fund
  Initial Class                           1,514            21.74         32,938         0.04               0.90           -34.04
Vanguard VIF Total Stock Market Index
  Portfolio                              65,832            17.61      1,159,522         1.30               0.75            -0.38

                                                  December 31, 2014                    For the Year Ended December 31, 2014
                                         -----------------------------------------  -------------------------------------------
                                                                                                      Expense         Total
                                                Unit Value ($)/(a)/                  Investment    Ratio (%)/(d)/ Return (%)/(e)/
                                                -------------------      Net           Income      -------------- --------------
Sub-accounts                             Units  Lowest    Highest   Assets ($)/(b)/ Ratio (%)/(c)/ Lowest Highest Lowest  Highest
------------                             ------ ------    -------   --------------  -------------  ------ ------- ------  -------
AB VPS Balanced Wealth Strategy
  Portfolio Class A                       2,519            14.88         37,479         2.76               0.90             6.41
AB VPS Global Thematic Growth Portfolio
  Class A                                11,661 10.10      20.62        236,532         0.00        0.40   0.90    4.12     4.64
AB VPS Growth and Income Portfolio
  Class A                                14,629            47.25        691,187         1.33               0.90             8.56
AB VPS Growth Portfolio Class A          20,139            34.13        687,435         0.00               0.90            12.26
AB VPS Intermediate Bond Portfolio
  Class A                                 1,519            13.51         20,523         3.54               0.90             5.53
AB VPS Large Cap Growth Portfolio
  Class A                                 8,324 15.88      23.43        189,107         0.00        0.40   0.90   13.12    13.69
AB VPS Real Estate Investment Portfolio
  Class A                                    38            46.50          1,748         2.89               0.40            24.85
AB VPS Small Cap Growth Portfolio
  Class A                                 6,095            26.77        163,188         0.00               0.90            -2.70
American Century VP Capital
  Appreciation Fund Class I                 136            25.65          3,493         0.00               0.40             7.71
American Century VP Income & Growth
  Fund Class I                              833            19.57         16,299         1.99               0.40            12.05
AST SA Wellington Capital Appreciation
  Portfolio Class 1                       2,502            26.20         65,533         0.00               0.40            14.78
AST SA Wellington Growth Portfolio
  Class 1                                 2,449            18.98         46,484         0.56               0.40             7.02
AST SA Wellington Natural Resources
  Portfolio Class 1                         431            27.81         11,988         1.20               0.40           -18.85
Dreyfus Stock Index Fund, Inc. Initial
  Shares                                 27,769 19.05      37.71      1,022,303         1.66        0.40   0.90   12.41    12.97
Fidelity VIP Asset Manager Portfolio
  Initial Class                          27,279            28.67        782,108         1.50               0.90             4.88
Fidelity VIP Contrafund Portfolio
  Initial Class                          65,032 27.78      35.98      1,991,380         0.97        0.40   0.90   10.94    11.50
Fidelity VIP Government Money Market
  Portfolio Initial Class                17,870 11.53      14.25        251,490         0.01        0.40   0.90   -0.89    -0.39
Fidelity VIP Growth Portfolio Initial
  Class                                  42,481 16.48      32.74      1,388,736         0.19        0.40   0.90   10.30    10.85
Fidelity VIP High Income Portfolio
  Initial Class                           6,557 21.36      21.74        140,063         4.61        0.40   0.90    0.25     0.75
Fidelity VIP Investment Grade Bond
  Portfolio Initial Class                 5,913 18.53      23.93        141,011         2.22        0.40   0.90    4.88     5.41
Fidelity VIP Overseas Portfolio Initial
  Class                                   6,606            22.90        151,287         1.37               0.90            -8.90
FTVIP Templeton Developing Markets VIP
  Fund Class 2                            3,215            10.81         34,751         1.51               0.75            -9.08
FTVIP Templeton Foreign VIP Fund Class 2 59,913            19.40      1,162,168         1.95               0.75           -11.80
Invesco V.I. American Franchise Fund
  Series I                                9,037 14.48      14.67        130,924         0.04        0.40   0.90    7.47     8.01
Invesco V.I. American Value Fund Series
  I                                       7,794            25.64        199,852         0.46               0.75             8.93
Invesco V.I. International Growth Fund
  Series I                                6,757 21.71      23.97        161,174         1.61        0.40   0.90   -0.57    -0.07
JPMorgan Insurance Trust Core Bond
  Portfolio Class 1                         131            13.20          1,734         3.78               0.40             4.50
JPMorgan Insurance Trust Mid Cap Value
  Portfolio Class 1                      46,944            28.84      1,353,993         0.77               0.75            14.25
JPMorgan Insurance Trust Small Cap Core
  Portfolio Class 1                      53,533            16.78        898,182         0.14               0.75             8.78
Oppenheimer Global Fund/VA Non Service
  Shares                                    657            23.27         15,294         1.09               0.40             1.88
Oppenheimer Main Street Fund/VA Non
  Service Shares                          1,327            19.17         25,439         0.81               0.40            10.26
PIMCO High Yield Portfolio
  Administrative Class                   15,920            19.78        313,365         5.40               0.75             2.57
PIMCO Long-Term U.S. Government
  Portfolio Administrative Class         68,312            20.89      1,423,963         2.31               0.75            23.09
PIMCO Short-Term Portfolio
  Administrative Class                      428            11.20          4,793         0.71               0.75            -0.05
SAST SA AB Growth Portfolio Class 1         905            17.50         15,839         0.00               0.40            13.71
SAST SA Goldman Sachs Global Bond
  Portfolio Class 1                       1,619            16.50         26,721         0.00               0.40            -0.74
SAST SA JPMorgan Diversified Balanced
  Portfolio Class 1                          26            16.71            435         1.27               0.40            11.00
SAST SA JPMorgan Equity-Income
  Portfolio Class 1                       1,188            17.60         20,903         1.21               0.40            13.65
SAST SA JPMorgan Mid-Cap Growth
  Portfolio Class 1                         599            13.18          7,901         0.00               0.40            10.82
SAST SA WellsCap Aggressive Growth
  Portfolio Class 1                         189            13.41          2,532         0.00               0.40             0.15
VALIC Company I Mid Cap Index Fund          428            18.28          7,827         1.09               0.75             8.59
VALIC Company I Small Cap Index Fund      5,353            16.43         87,933         1.19               0.75             3.98
VanEck VIP Emerging Markets Fund
  Initial Class                           4,289            29.37        125,976         0.52               0.90            -1.31
VanEck VIP Global Hard Assets Fund
  Initial Class                           1,849            32.96         60,953         0.10               0.90           -19.83
Vanguard VIF Total Stock Market Index
  Portfolio                              66,691            17.68      1,179,137         1.34               0.75            11.46

(a) Because the unit values are presented as a range of lowest to highest, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract unit values are not within the ranges presented.

--------------------------------------------------------------------------------
                                      21

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(b) These amounts represent the net asset value before adjustments allocated to the contracts in payout period.
(c) These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the Funds, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the Funds in which the sub-account invests. The average net assets are calculated using the net asset balances at the beginning and end of the year.
(d) These amounts represent the annualized contract expenses of the sub-account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in direct reduction to unit values. Charges made directly to contract owners account through the redemption of units and expenses of the Funds have been excluded. For additional information on charges and deductions, see Note 4.
(e) These amounts represent the total return for the periods indicated, including changes in the value of the Funds, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each of the periods indicated or from the effective date through the end of the reporting period. Because the total return is presented as a range of minimum and maximum values, based on the product grouping representing the minimum and maximum expense ratios, some individual contract total returns are not within the ranges presented.

7. Subsequent Events

Management considered Separate Accounts related events and transactions that occurred after the date of the Statement of Assets and Liabilities, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that required additional disclosures. Management has evaluated events through July 23, 2019, the date the financial statements were issued, and has determined that no additional items require disclosure.

8. Revision of Previously Issued Financial Statements

The Company identified an error in previously issued financial statements related to Mortality and Expense Risk charges which dated back to the year ended 2011. Specifically, the Company overcharged mortality and expense charges and did not reduce the expense charge when the 2nd band should have commenced. Management evaluated the impact of the errors to previously issued financial statements and concluded that no prior year financial statements were materially misstated; however, to correct the cumulative error in 2018 would significantly impact the 2018 financial statements. Accordingly, management revised previously issued financial statements. As the accompanying financial statements only present 2017 and 2018, the cumulative impact of the error from inception through December 31, 2016 has been presented as an adjustment to beginning net assets as of January 1, 2017. The revision has no impact on ending units.

The following summarizes the impact of the revision of each affected line item of the Statement of Operations and Changes in Net Assets in those sub-accounts impacted by the error above. In addition to the revision of the 2017 Statement of Operations and Changes in Net Assets, Note 6 Financial Highlights has been revised to reflect the corrections of errors discussed above and are consistent with the changes to the financial statements.

--------------------------------------------------------------------------------
                                      22

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Statement of Operations and Changes in Net Assets
For the Year Ended December 31, 2017

                                                                     As Previously Impact of
AB VPS Global Thematic Growth Portfolio Class A                        Reported    Revision  As Revised
-----------------------------------------------                      ------------- --------- ----------
From operations:
   Dividends                                                           $  1,400      $ --     $  1,400
   Mortality and expense risk and administrative charges                 (2,628)       15       (2,613)
                                                                       --------      ----     --------
   Net investment income (loss)                                          (1,228)       15       (1,213)
   Net realized gain (loss)                                              18,746        --       18,746
   Change in unrealized appreciation (depreciation) of investments       69,042        --       69,042
                                                                       --------      ----     --------
Increase (decrease) in net assets from operations                        86,560        15       86,575
                                                                       --------      ----     --------
From contract transactions:
   Payments received from contract owners                                22,734        --       22,734
   Payments for contract benefits or terminations                       (31,731)       --      (31,731)
   Policy loans                                                           4,385        --        4,385
   Transfers between sub-accounts (including fixed account), net         18,037        32       18,069
   Contract maintenance charges                                         (26,781)       --      (26,781)
                                                                       --------      ----     --------
Increase (decrease) in net assets from contract transactions            (13,356)       32      (13,324)
                                                                       --------      ----     --------
Increase (decrease) in net assets                                        73,204        47       73,251
Net assets at beginning of period                                       249,616        77      249,693
                                                                       --------      ----     --------
Net assets at end of period                                            $322,820      $124     $322,944
                                                                       ========      ====     ========

                                                                     As Previously Impact of
AB VPS Large Cap Growth Portfolio Class A                              Reported    Revision  As Revised
-----------------------------------------                            ------------- --------- ----------
From operations:
   Mortality and expense risk and administrative charges                 (2,611)       49       (2,562)
                                                                       --------      ----     --------
   Net investment income (loss)                                          (2,611)       49       (2,562)
   Net realized gain (loss)                                              10,418        --       10,418
   Capital gain distribution from mutual funds                           18,063        --       18,063
   Change in unrealized appreciation (depreciation) of investments       48,184        --       48,184
                                                                       --------      ----     --------
Increase (decrease) in net assets from operations                        74,054        49       74,103
                                                                       --------      ----     --------
From contract transactions:
   Payments received from contract owners                                15,036        --       15,036
   Policy loans                                                           4,521        --        4,521
   Transfers between sub-accounts (including fixed account), net         81,469        77       81,546
   Contract maintenance charges                                         (28,351)       --      (28,351)
                                                                       --------      ----     --------
Increase (decrease) in net assets from contract transactions             72,675        77       72,752
                                                                       --------      ----     --------
Increase (decrease) in net assets                                       146,729       126      146,855
Net assets at beginning of period                                       207,136       256      207,392
                                                                       --------      ----     --------
Net assets at end of period                                            $353,865      $382     $354,247
                                                                       ========      ====     ========

                                                                     As Previously Impact of
AB VPS Real Estate Investment Portfolio Class A                        Reported    Revision  As Revised
-----------------------------------------------                      ------------- --------- ----------
From operations:
   Dividends                                                            $     2      $ --     $     2
   Mortality and expense risk and administrative charges                     (5)        2          (3)
                                                                        -------      ----     -------
   Net investment income (loss)                                              (3)        2          (1)
   Net realized gain (loss)                                                 (25)       --         (25)
   Capital gain distribution from mutual funds                                7        --           7
   Change in unrealized appreciation (depreciation) of investments           65        --          65
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                            44         2          46
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   141        --         141
   Transfers between sub-accounts (including fixed account), net         (1,006)      (22)     (1,028)
   Contract maintenance charges                                            (147)       --        (147)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions             (1,012)      (22)     (1,034)
                                                                        -------      ----     -------
Increase (decrease) in net assets                                          (968)      (20)       (988)
Net assets at beginning of period                                         1,101        23       1,124
                                                                        -------      ----     -------
Net assets at end of period                                             $   133      $  3     $   136
                                                                        =======      ====     =======

--------------------------------------------------------------------------------
                                      23

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
American Century VP Capital Appreciation Fund Class I                  Reported    Revision  As Revised
-----------------------------------------------------                ------------- --------- ----------
From operations:
   Mortality and expense risk and administrative charges                    (31)       15         (16)
                                                                        -------      ----     -------
   Net investment income (loss)                                             (31)       15         (16)
   Net realized gain (loss)                                                 105        --         105
   Capital gain distribution from mutual funds                              491        --         491
   Change in unrealized appreciation (depreciation) of investments          249        --         249
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                           814        15         829
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   226        --         226
   Transfers between sub-accounts (including fixed account), net         (1,564)      (21)     (1,585)
   Contract maintenance charges                                            (367)       --        (367)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions             (1,705)      (21)     (1,726)
                                                                        -------      ----     -------
Increase (decrease) in net assets                                          (891)       (6)       (897)
Net assets at beginning of period                                         4,477        95       4,572
                                                                        -------      ----     -------
Net assets at end of period                                             $ 3,586      $ 89     $ 3,675
                                                                        =======      ====     =======

                                                                     As Previously Impact of
American Century VP Income & Growth Fund Class I                       Reported    Revision  As Revised
------------------------------------------------                     ------------- --------- ----------
From operations:
   Dividends                                                            $   362      $ --     $   362
   Mortality and expense risk and administrative charges                   (114)       53         (61)
                                                                        -------      ----     -------
   Net investment income (loss)                                             248        53         301
   Net realized gain (loss)                                                 520        --         520
   Capital gain distribution from mutual funds                              350        --         350
   Change in unrealized appreciation (depreciation) of investments        1,626        --       1,626
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         2,744        53       2,797
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   524        --         524
   Transfers between sub-accounts (including fixed account), net              7        50          57
   Contract maintenance charges                                          (1,165)       --      (1,165)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions               (634)       50        (584)
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         2,110       103       2,213
Net assets at beginning of period                                        14,362       305      14,667
                                                                        -------      ----     -------
Net assets at end of period                                             $16,472      $408     $16,880
                                                                        =======      ====     =======

                                                                     As Previously Impact of
AST SA Wellington Capital Appreciation Portfolio Class 1               Reported    Revision  As Revised
--------------------------------------------------------             ------------- --------- ----------
From operations:
   Mortality and expense risk and administrative charges                   (610)       284       (326)
                                                                        -------     ------    -------
   Net investment income (loss)                                            (610)       284       (326)
   Net realized gain (loss)                                                 405         --        405
   Capital gain distribution from mutual funds                            6,703         --      6,703
   Change in unrealized appreciation (depreciation) of investments       15,453         --     15,453
                                                                        -------     ------    -------
Increase (decrease) in net assets from operations                        21,951        284     22,235
                                                                        -------     ------    -------
From contract transactions:
   Payments received from contract owners                                 1,548         --      1,548
   Transfers between sub-accounts (including fixed account), net            107        511        618
   Contract maintenance charges                                          (1,397)        --     (1,397)
                                                                        -------     ------    -------
Increase (decrease) in net assets from contract transactions                258        511        769
                                                                        -------     ------    -------
Increase (decrease) in net assets                                        22,209        795     23,004
Net assets at beginning of period                                        68,641      1,456     70,097
                                                                        -------     ------    -------
Net assets at end of period                                             $90,850     $2,251    $93,101
                                                                        =======     ======    =======

--------------------------------------------------------------------------------
                                      24

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
AST SA Wellington Growth Portfolio Class 1                             Reported    Revision  As Revised
------------------------------------------                           ------------- --------- ----------
From operations:
   Dividends                                                            $   656     $   --    $   656
   Mortality and expense risk and administrative charges                   (409)       191       (218)
                                                                        -------     ------    -------
   Net investment income (loss)                                             247        191        438
   Net realized gain (loss)                                                 391         --        391
   Change in unrealized appreciation (depreciation) of investments        8,788         --      8,788
                                                                        -------     ------    -------
Increase (decrease) in net assets from operations                         9,426        191      9,617
                                                                        -------     ------    -------
From contract transactions:
   Payments received from contract owners                                 1,458         --      1,458
   Transfers between sub-accounts (including fixed account), net             69        235        304
   Contract maintenance charges                                            (885)        --       (885)
                                                                        -------     ------    -------
Increase (decrease) in net assets from contract transactions                642        235        877
                                                                        -------     ------    -------
Increase (decrease) in net assets                                        10,068        426     10,494
Net assets at beginning of period                                        49,348      1,047     50,395
                                                                        -------     ------    -------
Net assets at end of period                                             $59,416     $1,473    $60,889
                                                                        =======     ======    =======

                                                                     As Previously Impact of
AST SA Wellington Natural Resources Portfolio Class 1                  Reported    Revision  As Revised
-----------------------------------------------------                ------------- --------- ----------
From operations:
   Dividends                                                            $   367      $ --     $   367
   Mortality and expense risk and administrative charges                   (103)       48         (55)
                                                                        -------      ----     -------
   Net investment income (loss)                                             264        48         312
   Net realized gain (loss)                                                (355)       --        (355)
   Change in unrealized appreciation (depreciation) of investments        2,039        --       2,039
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         1,948        48       1,996
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   631        --         631
   Transfers between sub-accounts (including fixed account), net             15        57          72
   Contract maintenance charges                                            (268)       --        (268)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions                378        57         435
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         2,326       105       2,431
Net assets at beginning of period                                        13,284       282      13,566
                                                                        -------      ----     -------
Net assets at end of period                                             $15,610      $387     $15,997
                                                                        =======      ====     =======

                                                                    As Previously Impact of
Dreyfus Stock Index Fund, Inc. Initial Shares                         Reported    Revision  As Revised
---------------------------------------------                       ------------- --------- ----------
From operations:
   Dividends                                                         $   16,825     $ --    $   16,825
   Mortality and expense risk and administrative charges                 (8,801)     101        (8,700)
                                                                     ----------     ----    ----------
   Net investment income (loss)                                           8,024      101         8,125
   Net realized gain (loss)                                              49,819       --        49,819
   Capital gain distribution from mutual funds                           23,444       --        23,444
   Change in unrealized appreciation (depreciation) of investments      102,805       --       102,805
                                                                     ----------     ----    ----------
Increase (decrease) in net assets from operations                       184,092      101       184,193
                                                                     ----------     ----    ----------
From contract transactions:
   Payments received from contract owners                                44,632       --        44,632
   Payments for contract benefits or terminations                       (41,145)      --       (41,145)
   Policy loans                                                          (2,733)      --        (2,733)
   Transfers between sub-accounts (including fixed account), net        (23,615)     127       (23,488)
   Contract maintenance charges                                         (63,821)      --       (63,821)
                                                                     ----------     ----    ----------
Increase (decrease) in net assets from contract transactions            (86,682)     127       (86,555)
                                                                     ----------     ----    ----------
Increase (decrease) in net assets                                        97,410      228        97,638
Net assets at beginning of period                                       951,899      562       952,461
                                                                     ----------     ----    ----------
Net assets at end of period                                          $1,049,309     $790    $1,050,099
                                                                     ==========     ====    ==========

--------------------------------------------------------------------------------
                                      25

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
Fidelity VIP Contrafund Portfolio Initial Class                        Reported    Revision  As Revised
-----------------------------------------------                      ------------- --------- ----------
From operations:
   Dividends                                                          $   21,220     $ --    $   21,220
   Mortality and expense risk and administrative charges                 (16,552)      92       (16,460)
                                                                      ----------     ----    ----------
   Net investment income (loss)                                            4,668       92         4,760
   Net realized gain (loss)                                               53,808       --        53,808
   Capital gain distribution from mutual funds                           112,023       --       112,023
   Change in unrealized appreciation (depreciation) of investments       231,216       --       231,216
                                                                      ----------     ----    ----------
Increase (decrease) in net assets from operations                        401,715       92       401,807
                                                                      ----------     ----    ----------
From contract transactions:
   Payments received from contract owners                                 21,812       --        21,812
   Payments for contract benefits or terminations                        (76,975)      --       (76,975)
   Policy loans                                                             (207)      --          (207)
   Transfers between sub-accounts (including fixed account), net          10,205       83        10,288
   Contract maintenance charges                                          (61,719)      --       (61,719)
                                                                      ----------     ----    ----------
Increase (decrease) in net assets from contract transactions            (106,884)      83      (106,801)
                                                                      ----------     ----    ----------
Increase (decrease) in net assets                                        294,831      175       295,006
Net assets at beginning of period                                      1,961,000      515     1,961,515
                                                                      ----------     ----    ----------
Net assets at end of period                                           $2,255,831     $690    $2,256,521
                                                                      ==========     ====    ==========

                                                                      As Previously Impact of
Fidelity VIP Government Money Market Portfolio Initial Class            Reported    Revision  As Revised
------------------------------------------------------------          ------------- --------- ----------
From operations:
   Dividends                                                            $  1,543      $ --     $  1,543
   Mortality and expense risk and administrative charges                  (2,049)       36       (2,013)
                                                                        --------      ----     --------
   Net investment income (loss)                                             (506)       36         (470)
                                                                        --------      ----     --------
Increase (decrease) in net assets from operations                           (506)       36         (470)
                                                                        --------      ----     --------
From contract transactions:
   Payments received from contract owners                                 27,985        --       27,985
   Policy loans                                                            1,222        --        1,222
   Transfers between sub-accounts (including fixed account), net              --         2            2
   Contract maintenance charges                                          (33,740)       --      (33,740)
                                                                        --------      ----     --------
Increase (decrease) in net assets from contract transactions              (4,533)        2       (4,531)
                                                                        --------      ----     --------
Increase (decrease) in net assets                                         (5,039)       38       (5,001)
Net assets at beginning of period                                        230,634       217      230,851
                                                                        --------      ----     --------
Net assets at end of period                                             $225,595      $255     $225,850
                                                                        ========      ====     ========

                                                                     As Previously Impact of
Fidelity VIP Growth Portfolio Initial Class                            Reported    Revision  As Revised
-------------------------------------------                          ------------- --------- ----------
From operations:
   Dividends                                                          $    3,286      $--    $    3,286
   Mortality and expense risk and administrative charges                 (13,638)       5       (13,633)
                                                                      ----------      ---    ----------
   Net investment income (loss)                                          (10,352)       5       (10,347)
   Net realized gain (loss)                                               60,823       --        60,823
   Capital gain distribution from mutual funds                           107,819       --       107,819
   Change in unrealized appreciation (depreciation) of investments       273,349       --       273,349
                                                                      ----------      ---    ----------
Increase (decrease) in net assets from operations                        431,639        5       431,644
                                                                      ----------      ---    ----------
From contract transactions:
   Payments received from contract owners                                 57,904       --        57,904
   Payments for contract benefits or terminations                        (65,138)      --       (65,138)
   Policy loans                                                             (703)      --          (703)
   Transfers between sub-accounts (including fixed account), net          (1,339)       3        (1,336)
   Contract maintenance charges                                          (75,949)      --       (75,949)
                                                                      ----------      ---    ----------
Increase (decrease) in net assets from contract transactions             (85,225)       3       (85,222)
                                                                      ----------      ---    ----------
Increase (decrease) in net assets                                        346,414        8       346,422
Net assets at beginning of period                                      1,294,601       25     1,294,626
                                                                      ----------      ---    ----------
Net assets at end of period                                           $1,641,015      $33    $1,641,048
                                                                      ==========      ===    ==========

--------------------------------------------------------------------------------
                                      26

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
Fidelity VIP High Income Portfolio Initial Class                       Reported    Revision  As Revised
------------------------------------------------                     ------------- --------- ----------
From operations:
   Dividends                                                           $  5,572       $--     $  5,572
   Mortality and expense risk and administrative charges                   (938)       --         (938)
                                                                       --------       ---     --------
   Net investment income (loss)                                           4,634        --        4,634
   Net realized gain (loss)                                                 (23)       --          (23)
   Change in unrealized appreciation (depreciation) of investments        1,431        --        1,431
                                                                       --------       ---     --------
Increase (decrease) in net assets from operations                         6,042        --        6,042
                                                                       --------       ---     --------
From contract transactions:
   Payments received from contract owners                                 8,350        --        8,350
   Policy loans                                                          (2,001)       --       (2,001)
   Transfers between sub-accounts (including fixed account), net             (2)        2           --
   Contract maintenance charges                                          (9,119)       --       (9,119)
                                                                       --------       ---     --------
Increase (decrease) in net assets from contract transactions             (2,772)        2       (2,770)
                                                                       --------       ---     --------
Increase (decrease) in net assets                                         3,270         2        3,272
Net assets at beginning of period                                       101,568         3      101,571
                                                                       --------       ---     --------
Net assets at end of period                                            $104,838       $ 5     $104,843
                                                                       ========       ===     ========

                                                                      As Previously Impact of
Fidelity VIP Investment Grade Bond Portfolio Initial Class              Reported    Revision  As Revised
----------------------------------------------------------            ------------- --------- ----------
From operations:
   Dividends                                                             $ 1,633       $--     $ 1,633
   Mortality and expense risk and administrative charges                    (605)        3        (602)
                                                                         -------       ---     -------
   Net investment income (loss)                                            1,028         3       1,031
   Net realized gain (loss)                                                  (54)       --         (54)
   Capital gain distribution from mutual funds                               298        --         298
   Change in unrealized appreciation (depreciation) of investments           905        --         905
                                                                         -------       ---     -------
Increase (decrease) in net assets from operations                          2,177         3       2,180
                                                                         -------       ---     -------
From contract transactions:
   Payments received from contract owners                                  3,801        --       3,801
   Transfers between sub-accounts (including fixed account), net          (1,279)       (3)     (1,282)
   Contract maintenance charges                                           (3,370)       --      (3,370)
                                                                         -------       ---     -------
Increase (decrease) in net assets from contract transactions                (848)       (3)       (851)
                                                                         -------       ---     -------
Increase (decrease) in net assets                                          1,329        --       1,329
Net assets at beginning of period                                         66,882        22      66,904
                                                                         -------       ---     -------
Net assets at end of period                                              $68,211       $22     $68,233
                                                                         =======       ===     =======

                                                                     As Previously Impact of
Invesco V.I. American Franchise Fund Series I                          Reported    Revision  As Revised
---------------------------------------------                        ------------- --------- ----------
From operations:
   Dividends                                                           $    109      $ --     $    109
   Mortality and expense risk and administrative charges                 (1,185)       27       (1,158)
                                                                       --------      ----     --------
   Net investment income (loss)                                          (1,076)       27       (1,049)
   Net realized gain (loss)                                               3,392        --        3,392
   Capital gain distribution from mutual funds                           10,620        --       10,620
   Change in unrealized appreciation (depreciation) of investments       16,889        --       16,889
                                                                       --------      ----     --------
Increase (decrease) in net assets from operations                        29,825        27       29,852
                                                                       --------      ----     --------
From contract transactions:
   Payments received from contract owners                                 6,730        --        6,730
   Payments for contract benefits or terminations                        (1,831)       --       (1,831)
   Policy loans                                                            (110)       --         (110)
   Transfers between sub-accounts (including fixed account), net          1,137        63        1,200
   Contract maintenance charges                                          (6,631)       --       (6,631)
                                                                       --------      ----     --------
Increase (decrease) in net assets from contract transactions               (705)       63         (642)
                                                                       --------      ----     --------
Increase (decrease) in net assets                                        29,120        90       29,210
Net assets at beginning of period                                       114,338        99      114,437
                                                                       --------      ----     --------
Net assets at end of period                                            $143,458      $189     $143,647
                                                                       ========      ====     ========

--------------------------------------------------------------------------------
                                      27

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                    As Previously Impact of
Invesco V.I. International Growth Fund Series I                       Reported    Revision  As Revised
-----------------------------------------------                     ------------- --------- ----------
From operations:
   Dividends                                                          $  2,411      $ --     $  2,411
   Mortality and expense risk and administrative charges                (1,417)       25       (1,392)
                                                                      --------      ----     --------
   Net investment income (loss)                                            994        25        1,019
   Net realized gain (loss)                                              1,846        --        1,846
   Change in unrealized appreciation (depreciation) of investments      27,798        --       27,798
                                                                      --------      ----     --------
Increase (decrease) in net assets from operations                       30,638        25       30,663
                                                                      --------      ----     --------
From contract transactions:
   Payments received from contract owners                                7,721        --        7,721
   Policy loans                                                            (25)       --          (25)
   Transfers between sub-accounts (including fixed account), net        10,212        31       10,243
   Contract maintenance charges                                         (7,889)       --       (7,889)
                                                                      --------      ----     --------
Increase (decrease) in net assets from contract transactions            10,019        31       10,050
                                                                      --------      ----     --------
Increase (decrease) in net assets                                       40,657        56       40,713
Net assets at beginning of period                                      138,638       137      138,775
                                                                      --------      ----     --------
Net assets at end of period                                           $179,295      $193     $179,488
                                                                      ========      ====     ========

                                                                     As Previously Impact of
JPMorgan Insurance Trust Core Bond Portfolio Class 1                   Reported    Revision  As Revised
----------------------------------------------------                 ------------- --------- ----------
From operations:
   Dividends                                                            $   53        $--      $   53
   Mortality and expense risk and administrative charges                   (15)         7          (8)
                                                                        ------        ---      ------
   Net investment income (loss)                                             38          7          45
   Net realized gain (loss)                                                 (2)        --          (2)
   Change in unrealized appreciation (depreciation) of investments          21         --          21
                                                                        ------        ---      ------
Increase (decrease) in net assets from operations                           57          7          64
                                                                        ------        ---      ------
From contract transactions:
   Payments received from contract owners                                  143         --         143
   Transfers between sub-accounts (including fixed account), net            --          5           5
   Contract maintenance charges                                            (20)        --         (20)
                                                                        ------        ---      ------
Increase (decrease) in net assets from contract transactions               123          5         128
                                                                        ------        ---      ------
Increase (decrease) in net assets                                          180         12         192
Net assets at beginning of period                                        1,973         42       2,015
                                                                        ------        ---      ------
Net assets at end of period                                             $2,153        $54      $2,207
                                                                        ======        ===      ======

                                                                     As Previously Impact of
Oppenheimer Global Fund/VA Non Service Shares                          Reported    Revision  As Revised
---------------------------------------------                        ------------- --------- ----------
From operations:
   Dividends                                                            $   171      $ --     $   171
   Mortality and expense risk and administrative charges                   (139)       65         (74)
                                                                        -------      ----     -------
   Net investment income (loss)                                              32        65          97
   Net realized gain (loss)                                                 128        --         128
   Change in unrealized appreciation (depreciation) of investments        5,405        --       5,405
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         5,565        65       5,630
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   486        --         486
   Transfers between sub-accounts (including fixed account), net             24       133         157
   Contract maintenance charges                                            (300)       --        (300)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions                210       133         343
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         5,775       198       5,973
Net assets at beginning of period                                        15,427       327      15,754
                                                                        -------      ----     -------
Net assets at end of period                                             $21,202      $525     $21,727
                                                                        =======      ====     =======

--------------------------------------------------------------------------------
                                      28

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
Oppenheimer Main Street Fund/VA Non Service Shares                     Reported    Revision  As Revised
--------------------------------------------------                   ------------- --------- ----------
From operations:
   Dividends                                                            $   293      $ --     $   293
   Mortality and expense risk and administrative charges                   (183)       86         (97)
                                                                        -------      ----     -------
   Net investment income (loss)                                             110        86         196
   Net realized gain (loss)                                                 778        --         778
   Capital gain distribution from mutual funds                              394        --         394
   Change in unrealized appreciation (depreciation) of investments        2,311        --       2,311
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         3,593        86       3,679
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                 2,061        --       2,061
   Transfers between sub-accounts (including fixed account), net          1,592       118       1,710
   Contract maintenance charges                                          (2,228)       --      (2,228)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions              1,425       118       1,543
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         5,018       204       5,222
Net assets at beginning of period                                        22,237       472      22,709
                                                                        -------      ----     -------
Net assets at end of period                                             $27,255      $676     $27,931
                                                                        =======      ====     =======

                                                                     As Previously Impact of
SAST SA AB Growth Portfolio Class 1                                    Reported    Revision  As Revised
-----------------------------------                                  ------------- --------- ----------
From operations:
   Dividends                                                            $     7      $ --     $     7
   Mortality and expense risk and administrative charges                   (135)       63         (72)
                                                                        -------      ----     -------
   Net investment income (loss)                                            (128)       63         (65)
   Net realized gain (loss)                                                 567        --         567
   Capital gain distribution from mutual funds                            1,339        --       1,339
   Change in unrealized appreciation (depreciation) of investments        2,969        --       2,969
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         4,747        63       4,810
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   901        --         901
   Transfers between sub-accounts (including fixed account), net          1,188       135       1,323
   Contract maintenance charges                                          (1,029)       --      (1,029)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions              1,060       135       1,195
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         5,807       198       6,005
Net assets at beginning of period                                        15,184       322      15,506
                                                                        -------      ----     -------
Net assets at end of period                                             $20,991      $520     $21,511
                                                                        =======      ====     =======

                                                                     As Previously Impact of
SAST SA Goldman Sachs Global Bond Portfolio Class 1                    Reported    Revision  As Revised
---------------------------------------------------                  ------------- --------- ----------
From operations:
   Dividends                                                            $   862      $ --     $   862
   Mortality and expense risk and administrative charges                   (212)       99        (113)
                                                                        -------      ----     -------
   Net investment income (loss)                                             650        99         749
   Net realized gain (loss)                                                 (52)       --         (52)
   Change in unrealized appreciation (depreciation) of investments        1,044        --       1,044
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         1,642        99       1,741
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                 1,175        --       1,175
   Policy loans                                                              41        --          41
   Transfers between sub-accounts (including fixed account), net             30        56          86
   Contract maintenance charges                                            (484)       --        (484)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions                762        56         818
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         2,404       155       2,559
Net assets at beginning of period                                        26,740       567      27,307
                                                                        -------      ----     -------
Net assets at end of period                                             $29,144      $722     $29,866
                                                                        =======      ====     =======

--------------------------------------------------------------------------------
                                      29

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
SAST SA JPMorgan Diversified Balanced Portfolio Class 1                Reported    Revision  As Revised
-------------------------------------------------------              ------------- --------- ----------
From operations:
   Dividends                                                             $  2         $--       $  2
   Mortality and expense risk and administrative charges                   --          --         --
                                                                         ----         ---       ----
   Net investment income (loss)                                             2          --          2
   Net realized gain (loss)                                                 3          --          3
   Capital gain distribution from mutual funds                              5          --          5
   Change in unrealized appreciation (depreciation) of investments          1          --          1
                                                                         ----         ---       ----
Increase (decrease) in net assets from operations                          11          --         11
                                                                         ----         ---       ----
From contract transactions:
   Payments received from contract owners                                  58          --         58
   Policy loans                                                            41          --         41
   Transfers between sub-accounts (including fixed account), net           --           2          2
   Contract maintenance charges                                           (45)         --        (45)
                                                                         ----         ---       ----
Increase (decrease) in net assets from contract transactions               54           2         56
                                                                         ----         ---       ----
Increase (decrease) in net assets                                          65           2         67
Net assets at beginning of period                                          47           1         48
                                                                         ----         ---       ----
Net assets at end of period                                              $112         $ 3       $115
                                                                         ====         ===       ====

                                                                     As Previously Impact of
SAST SA JPMorgan Equity-Income Portfolio Class 1                       Reported    Revision  As Revised
------------------------------------------------                     ------------- --------- ----------
From operations:
   Dividends                                                            $   442      $ --     $   442
   Mortality and expense risk and administrative charges                   (152)       71         (81)
                                                                        -------      ----     -------
   Net investment income (loss)                                             290        71         361
   Net realized gain (loss)                                                 573        --         573
   Capital gain distribution from mutual funds                            1,037        --       1,037
   Change in unrealized appreciation (depreciation) of investments        1,419        --       1,419
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         3,319        71       3,390
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                   803        --         803
   Policy loans                                                              41        --          41
   Transfers between sub-accounts (including fixed account), net              7        68          75
   Contract maintenance charges                                          (1,349)       --      (1,349)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions               (498)       68        (430)
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         2,821       139       2,960
Net assets at beginning of period                                        19,387       411      19,798
                                                                        -------      ----     -------
Net assets at end of period                                             $22,208      $550     $22,758
                                                                        =======      ====     =======

                                                                     As Previously Impact of
SAST SA JPMorgan Mid-Cap Growth Portfolio Class 1                      Reported    Revision  As Revised
-------------------------------------------------                    ------------- --------- ----------
From operations:
   Mortality and expense risk and administrative charges                   (135)       63         (72)
                                                                        -------      ----     -------
   Net investment income (loss)                                            (135)       63         (72)
   Net realized gain (loss)                                                 (72)       --         (72)
   Capital gain distribution from mutual funds                            1,011        --       1,011
   Change in unrealized appreciation (depreciation) of investments        3,708        --       3,708
                                                                        -------      ----     -------
Increase (decrease) in net assets from operations                         4,512        63       4,575
                                                                        -------      ----     -------
From contract transactions:
   Payments received from contract owners                                 2,308        --       2,308
   Transfers between sub-accounts (including fixed account), net         (1,389)      104      (1,285)
   Contract maintenance charges                                            (917)       --        (917)
                                                                        -------      ----     -------
Increase (decrease) in net assets from contract transactions                  2       104         106
                                                                        -------      ----     -------
Increase (decrease) in net assets                                         4,514       167       4,681
Net assets at beginning of period                                        15,486       328      15,814
                                                                        -------      ----     -------
Net assets at end of period                                             $20,000      $495     $20,495
                                                                        =======      ====     =======

--------------------------------------------------------------------------------
                                      30

SEPARATE ACCOUNT USL B
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                                                                     As Previously Impact of
SAST SA WellsCap Aggressive Growth Portfolio Class 1                   Reported    Revision  As Revised
----------------------------------------------------                 ------------- --------- ----------
From operations:
   Mortality and expense risk and administrative charges                   (25)        12         (13)
                                                                        ------        ---      ------
   Net investment income (loss)                                            (25)        12         (13)
   Net realized gain (loss)                                                 17         --          17
   Change in unrealized appreciation (depreciation) of investments         825         --         825
                                                                        ------        ---      ------
Increase (decrease) in net assets from operations                          817         12         829
                                                                        ------        ---      ------
From contract transactions:
   Payments received from contract owners                                  146         --         146
   Transfers between sub-accounts (including fixed account), net            --         21          21
   Contract maintenance charges                                            (40)        --         (40)
                                                                        ------        ---      ------
Increase (decrease) in net assets from contract transactions               106         21         127
                                                                        ------        ---      ------
Increase (decrease) in net assets                                          923         33         956
Net assets at beginning of period                                        2,815         60       2,875
                                                                        ------        ---      ------
Net assets at end of period                                             $3,738        $93      $3,831
                                                                        ======        ===      ======

--------------------------------------------------------------------------------

The United States Life
Insurance Company in the
City of New York

Audited Statutory Financial Statements
At December 31, 2018 and 2017 and
for each of the three years ended December 31, 2018

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

TABLE OF CONTENTS TO AUDITED STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

                                                                                                                           Page
                                                                                                                           ----
STATUTORY FINANCIAL STATEMENTS

Independent Auditor's Report                                                                                                 2
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2018 and 2017                   4
Statutory Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016                                      6
Statutory Statements of Changes in Capital and Surplus for the Years Ended December 31, 2018, 2017 and 2016                  7
Statutory Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016                                      8

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.   Nature of Operations                                                                                                    9
2.   Summary of Significant Accounting Policies                                                                             10
3.   Investments                                                                                                            20
4.   Securities Lending and Repurchase Agreements                                                                           28
5.   Restricted Assets                                                                                                      31
6.   Subprime Mortgage Risk Exposure                                                                                        31
7.   Derivatives                                                                                                            32
8.   Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of
     Credit Risk                                                                                                            35
9.   Fair Value Measurements                                                                                                35
10.  Aggregate Policy Reserves and Deposit Fund Liabilities                                                                 41
11.  Separate Accounts                                                                                                      42
12.  Reserves for Guaranteed Policy Benefits and Enhancements                                                               43
13.  Participating Policy Contracts                                                                                         44
14.  Premium and Annuity Considerations Deferred and Uncollected                                                            44
15.  Reinsurance                                                                                                            45
16.  Federal Income Taxes                                                                                                   47
17.  Capital and Surplus                                                                                                    52
18.  Retirement Plans and Share-Based and Deferred Compensation Plans                                                       53
19.  Debt                                                                                                                   54
20.  Commitments and Contingencies                                                                                          55
21.  Related Party Transactions                                                                                             57
22.  Subsequent Events                                                                                                      60
23.  Loan-Backed and Structured Security Impairments and Structured Notes Holdings                                          61

SUPPLEMENTAL INFORMATION

Supplemental Schedule of Assets and Liabilities                                                                             64
Supplemental Investment Risks Interrogatories                                                                               66
Supplemental Summary Investment Schedule                                                                                    72

                        Report of Independent Auditors

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York

We have audited the accompanying statutory financial statements of The United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., which comprise the statutory statements of admitted assets, liabilities and capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 2.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities, Supplemental Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "supplemental schedules") of the Company as of December 31, 2018 and for the year then ended are presented to comply with the National Association of Insurance Commissioners' Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 22, 2019

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                 December 31,
                                                                ---------------
 (in millions)                                                   2018    2017
 -------------                                                  ------- -------
 Admitted assets
    Cash and investments
        Bonds                                                   $18,514 $18,819
        Preferred stocks                                              6       6
        Common stocks                                                10      13
        Cash, cash equivalents and short-term investments           172      40
        Mortgage loans                                            3,050   2,811
        Real estate                                                  --       8
        Contract loans                                              178     188
        Derivatives                                                   6      19
        Securities lending reinvested collateral assets              89     227
        Other invested assets                                     1,060   1,168
                                                                ------- -------
    Total cash and investments                                   23,085  23,299
    Amounts recoverable from reinsurers                              33      68
    Amounts receivable under reinsurance contracts                  123      12
    Current federal income tax recoverable                           10      --
    Deferred tax asset                                               86     163
    Due and accrued investment income                               207     195
    Premiums due, deferred and uncollected                           50      88
    Receivables from affiliates                                      21      20
    Other assets                                                      8       9
    Separate account assets                                       4,577   5,576
                                                                ------- -------
 Total admitted assets                                          $28,200 $29,430
                                                                ======= =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS (CONTINUED)

                                                                                       December 31,
                                                                                     ----------------
(in millions, except per share data)                                                   2018     2017
------------------------------------                                                 -------  -------
Liabilities
   Policy reserves and contractual liabilities
       Life and annuity reserves                                                     $20,144  $19,573
       Liabilities for deposit-type contracts                                            572      602
       Accident and health reserves                                                      331      403
       Premiums received in advance                                                        1        1
       Policy and contract claims                                                        106      140
       Policyholder dividends                                                              2        2
                                                                                     -------  -------
   Total policy reserves and contractual liabilities                                  21,156   20,721
   Experience rated refund                                                               119      215
   Payable to affiliates                                                                  86       23
   Interest maintenance reserve                                                          243      303
   Federal income taxes payable                                                           --       78
   Derivatives                                                                             1       25
   Payable for securities lending                                                        100      296
   Repurchase agreements                                                                 110      102
   Accrued expenses and other liabilities                                                251      143
   Net transfers from separate accounts due or accrued                                  (103)    (115)
   Asset valuation reserve                                                               382      307
   Separate account liabilities                                                        4,577    5,576
                                                                                     -------  -------
Total liabilities                                                                     26,922   27,674
                                                                                     -------  -------
Commitments and contingencies (see Note 20)
Capital and surplus
   Common stock, $2 par value; 1,980,658 shares authorized, issued and outstanding         4        4
   Gross paid-in and contributed surplus                                               1,778    1,778
   Unassigned surplus                                                                   (504)     (26)
                                                                                     -------  -------
Total capital and surplus                                                              1,278    1,756
                                                                                     -------  -------
Total liabilities and capital and surplus                                            $28,200  $29,430
                                                                                     =======  =======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF OPERATIONS

                                                                                                  Years Ended December 31,
                                                                                                  -----------------------
(in millions)                                                                                       2018    2017    2016
-------------                                                                                     -------  ------  ------
Revenues
   Premiums and annuity considerations                                                            $(3,607) $1,306  $1,755
   Net investment income                                                                            1,141   1,113   1,188
   Amortization of interest maintenance reserve                                                        34      41      37
   Reserve adjustments on reinsurance ceded                                                         4,495      22       7
   Commissions and expense allowances                                                                  83      61      62
   Separate account fees                                                                               79      72      69
   Other income                                                                                        28      27      26
                                                                                                  -------  ------  ------
Total revenues                                                                                      2,253   2,642   3,144
                                                                                                  -------  ------  ------
Benefits and expenses
   Death benefits                                                                                     124     259     241
   Annuity benefits                                                                                    88     626     590
   Surrender benefits                                                                               1,130   1,030   1,236
   Other benefits                                                                                      63     110     143
   Change in reserves                                                                                 529     (16)    420
   Commissions                                                                                         98     112     132
   General insurance expenses                                                                         114     127     149
   Net transfers to separate accounts                                                                 211     117      32
   Other expenses                                                                                      29      13      10
                                                                                                  -------  ------  ------
Total benefits and expenses                                                                         2,386   2,378   2,953
                                                                                                  -------  ------  ------
Net (loss) gain from operations before dividends to policyholders and federal income taxes           (133)    264     191
Dividends to policyholders                                                                             (1)      1       1
                                                                                                  -------  ------  ------
Net (loss) gain from operations after dividends to policyholders and before federal income taxes     (132)    263     190
Federal income tax expense                                                                             73     121      50
                                                                                                  -------  ------  ------
Net (loss) gain from operations                                                                      (205)    142     140
Net realized capital losses                                                                           (10)    (53)    (47)
                                                                                                  -------  ------  ------
Net (losses) income                                                                               $  (215) $   89  $   93
                                                                                                  =======  ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                        Gross Paid-In
                                                                                             and
                                                                                 Common  Contributed  Unassigned Total Capital
(in millions)                                                                    Stock     Surplus     Surplus    and Surplus
-------------                                                                    ------ ------------- ---------- -------------
Balance, January 1, 2016                                                          $ 4      $1,778       $ 309       $2,091
                                                                                  ---      ------       -----       ------
   Net income                                                                      --          --          93           93
   Change in net unrealized capital gains (losses)                                 --          --         (11)         (11)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (28)         (28)
   Change in deferred tax                                                          --          --         121          121
   Change in non-admitted assets                                                   --          --        (183)        (183)
   Change in liability for reinsurance in unauthorized and certified companies     --          --          (1)          (1)
   Change in asset valuation reserve                                               --          --          55           55
   Dividends to stockholder                                                        --          --        (309)        (309)
   Prior period corrections                                                        --          --           9            9
                                                                                  ---      ------       -----       ------
Balance, December 31, 2016                                                        $ 4      $1,778       $  55       $1,837
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --          89           89
   Change in net unrealized capital gains (losses)                                 --          --         (21)         (21)
   Change in net unrealized foreign exchange capital gains (losses)                --          --          52           52
   Change in deferred tax                                                          --          --        (249)        (249)
   Change in non-admitted assets                                                   --          --         250          250
   Change in reserve on account of change in valuation basis                       --          --         (62)         (62)
   Change in asset valuation reserve                                               --          --           6            6
   Dividends to stockholder                                                        --          --        (140)        (140)
   Prior period corrections                                                        --          --          (6)          (6)
                                                                                  ---      ------       -----       ------
Balance, December 31, 2017                                                        $ 4      $1,778       $ (26)      $1,756
                                                                                  ===      ======       =====       ======
   Net income                                                                      --          --        (215)        (215)
   Change in net unrealized capital gains (losses)                                 --          --          (1)          (1)
   Change in net unrealized foreign exchange capital gains (losses)                --          --         (33)         (33)
   Change in deferred tax                                                          --          --          88           88
   Change in non-admitted assets                                                   --          --        (160)        (160)
   Change in asset valuation reserve                                               --          --         (75)         (75)
   Change in surplus as a result of reinsurance                                    --          --          28           28
   Dividends to stockholder                                                        --          --        (142)        (142)
   Prior period corrections                                                        --          --          32           32
                                                                                  ---      ------       -----       ------
Balance, December 31, 2018                                                        $ 4      $1,778       $(504)      $1,278
                                                                                  ===      ======       =====       ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
STATUTORY STATEMENTS OF CASH FLOWS

                                                                              Years Ended December 31,
                                                                              ----------------------
(in millions)                                                                  2018     2017    2016
-------------                                                                 ------   ------  ------
Cash from operations
   Premium and annuity considerations, collected, net of reinsurance          $1,413   $1,304  $1,729
   Net investment income                                                       1,025      922     998
   Other income                                                                 (409)     181     164
                                                                              ------   ------  ------
   Total revenue received                                                      2,029    2,407   2,891
                                                                              ------   ------  ------
   Benefits paid                                                               1,526    2,019   2,171
   Net transfers to separate accounts                                            198      111      91
   Commissions and expenses paid                                                 236      261     272
   Dividends paid to policyholders                                                (1)       1       2
   Federal income taxes                                                          152       (5)     32
                                                                              ------   ------  ------
   Total benefits and expenses paid                                            2,111    2,387   2,568
                                                                              ------   ------  ------
Net cash (used in) provided by operations                                        (82)      20     323
                                                                              ======   ======  ======
Cash from investments
   Proceeds from investments sold, matured or repaid:
       Bonds                                                                   4,272    4,280   4,124
       Stocks                                                                     22        4      36
       Mortgage loans                                                            326      369     353
       Real estate                                                                 7       23       5
       Other invested assets                                                     557      335     416
       Miscellaneous proceeds                                                    322       15      13
                                                                              ------   ------  ------
   Total proceeds from investments sold, matured or repaid                     5,506    5,026   4,947
                                                                              ------   ------  ------
   Cost of investments acquired:
       Bonds                                                                   3,942    3,919   4,286
       Stocks                                                                     20        7      14
       Mortgage loans                                                            584      438     525
       Real estate                                                                --        1      --
       Other invested assets                                                     582      408     208
       Miscellaneous purchases                                                   196      270     115
                                                                              ------   ------  ------
   Total cost of investments acquired                                          5,324    5,043   5,148
                                                                              ------   ------  ------
   Net adjustment in contract loans                                              (10)     (10)     (7)
                                                                              ------   ------  ------
Net cash provided by (used in) investing activities                              192       (7)   (194)
                                                                              ======   ======  ======
Cash from financing and miscellaneous sources
   Cash provided (applied):
       Capital and paid-in surplus                                                28       --      --
       Federal Home Loan Bank advance payments                                    --       (2)     --
       Net withdrawals from deposit-type contracts                               (20)     (17)    (18)
       Dividends to Parent                                                      (142)    (140)    (46)
       Other, net                                                                156       96     (40)
                                                                              ------   ------  ------
Net cash provided (used) in financing and miscellaneous activities                22      (63)   (104)
                                                                              ======   ======  ======
Net increase (decrease) in cash, cash equivalents and short-term investments     132      (50)     25
Cash, cash equivalents and short-term investments at beginning of year            40       90      65
                                                                              ------   ------  ------
Cash, cash equivalents and short-term investments at end of year              $  172   $   40  $   90
                                                                              ======   ======  ======
Non-cash activities, excluded from above:
   Non-cash AIG Global Real Estate transactions                               $   84   $   --  $   --
   Non-cash Investment Real Estate sale                                            7       --      --
   Non-cash transfer from other invested assets to mortgage loans                 --      274      --
   Non-cash dividends distributed to Parent                                       --       --    (263)
                                                                              ======   ======  ======

See accompanying Notes to Statutory Financial Statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York (USL or the Company) is a wholly owned subsidiary of AGC Life Insurance Company (AGC Life or the Parent), an indirect, wholly owned subsidiary of American International Group, Inc. (AIG Parent). AIG Parent is a holding company, which through its subsidiaries provides a wide range of property casualty insurance, life insurance, retirement products and other financial services to commercial and individual customers in more than 80 countries and jurisdictions. The term "AIG Parent" means American International Group, Inc. and not any of AIG Parent's consolidated subsidiaries.

The Company is a stock life insurance company domiciled and licensed under the laws of the State of New York and is subject to regulation by the New York State Department of Financial Services (NYDFS). The Company is also subject to regulation by the states in which it is authorized to transact business. The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa and the U.S. Virgin Islands.

The Company offers a broad portfolio of individual fixed and variable annuity and life insurance products. In October 2016, the Company made a strategic decision to refocus its group benefits business, which included the decision to cease quoting new business in the employer and voluntary group benefits lines and seek strategic alternatives for group products distributed through sponsored organizations such as professional and affinity associations.

The Company's fixed annuity products include single premium fixed annuities, immediate annuities and deferred income annuities. The Company's variable annuity products include variable annuities that offer a combination of growth potential, death benefit features and income protection features. The Company's fixed index annuities include products that provide growth potential based in part on the performance of a market index, and certain of the Company's fixed index annuity products offer optional income protection features. The Company's distribution channels include banks, wirehouses, broker dealers, independent marketing organizations and independent insurance agents.

The Company's individual life insurance products are primarily term life and universal life insurance, distributed through independent marketing organizations, independent insurance agents, financial advisors and direct marketing.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG Parent, monetary and fiscal policies of the United States federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance and financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, which include interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, monitoring and limiting prepayments and extension risk in its portfolio, maintaining a large percentage of the Company's portfolio in highly liquid securities, engaging in a disciplined process of underwriting, and reviewing and monitoring credit risk.

The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company's exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity products, and may reduce fee income on variable product assets held in separate accounts. Such guaranteed benefits are sensitive to equity and interest rate market conditions.

In February 2018, the Company and its U.S. life insurance company affiliates, Variable Annuity Life Insurance Company (VALIC) and American General Life Insurance Company (AGL), each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd
(FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Please refer to Note 15 - Reinsurance for further details relating to this agreement.

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THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described herein.

NYDFS recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under New York Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The State of New York has the right to permit other specific practices that deviate from prescribed practices.

The Company does not employ any prescribed or permitted accounting practices that differ from the NAIC SAP.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expense during the period. The areas of significant judgments and estimates include the following:

..   application of other-than-temporary impairments (OTTI);

..   estimates with respect to income taxes, including recoverability of deferred tax assets (DTA);

..   fair value measurements of certain financial assets; and

..   policy reserves for life, annuity and accident and health insurance contracts, including guarantees.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, Statutory Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on statutory capital and surplus.

Significant Accounting Policies

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 designation are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a designation in over one year from the NAIC's Investment Analysis Office (IAO) receive a "6*" designation and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the IAO which receive a "6*" designation may carry a

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THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. The discount or premium on bonds is amortized using the effective yield method.

Loan-backed and structured securities (LBaSS) include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities
(CMBS), asset-backed securities (ABS), pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are carried on a basis consistent with that of bonds not backed by loans. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities (MBS) and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

Risk-based capital (RBC) charges for LBaSS are based on the final NAIC designations, which are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified designation based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's IAO, interest only securities, and those securities with an original NAIC designation of 5, 5*, 6 or 6*, the final NAIC designation is based on the IAO or Credit Rating Provider rating and is not subject to a modified designation or financial modeling.

Short sale is the sale of a security which is not owned by the company at the time of sale. Short sales are normally settled by the delivery of a security borrowed by or on behalf of seller. A short sale as defined in Statement of Statutory Accounting Principle (SSAP) No. 103 "Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is reported as a contra-asset (negative asset) initially reported at fair value, with changes in fair value recognized as unrealized gains and losses.

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized capital losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary.

Unaffiliated common stocks are carried at fair value, with unrealized capital gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized capital losses when declines in fair value are determined to be other than temporary. For Federal Home Loan Bank (FHLB) capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

The Company has no investments in insurance subsidiary, controlled, and affiliated (SCA) entities. Investments in non-insurance SCA entities are recorded based on the equity of the investee per audited financial statements prepared pursuant to U.S. GAAP, which is adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities for which either audited U.S. GAAP financial statements or audited foreign GAAP basis financial statements that include a footnote reconciling net income and equity on a foreign GAAP basis to U.S. GAAP are not available, are non-admitted as assets. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized capital gains or losses. Dividends received from such affiliates are recorded as investment income when declared.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage and mezzanine real estate loans are carried at unpaid principal balances less allowances for credit losses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on performing loans is accrued as earned.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance is established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its depreciated cost or fair value less estimated costs to sell the property and net of encumbrances. Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value as determined by acceptable appraisal methodologies, or the carrying amount of the related loan. Land is reported at cost.

Cash, cash equivalents and short-term investments include cash on hand and amounts due from banks and highly liquid debt instruments that have original maturities within one year of date of purchase and are carried at amortized cost. Short-term investments include interest-bearing money market funds, investment pools and other investments with original maturities within one year from the date of purchase.

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in a manner consistent with the hedged asset or liability (hedge accounting). Changes in statement value or cash flow of derivatives that qualify for hedge accounting are recorded consistent with the changes in the statement value or cash flow of the hedged asset or liability. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge (ineffective hedges) are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses. Hedge accounting was not used for any derivative instruments in 2018.

Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, are reported using the equity method. Under SAP, such investments are generally reported based on audited U.S. GAAP equity of the investee, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, are generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SAP allows the use of
(a) the U.S. GAAP equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within audited foreign GAAP financial statements or (b) the International Financial Reporting Standards (IFRS) basis equity in audited IFRS financial statements as an acceptable basis for the valuation of minor/non-controlled investments. The audited U.S. tax basis equity may also be used in certain circumstances.

All other investments in entities for which audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized capital gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other than temporary are recognized as realized capital losses.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Securities lending and repurchase agreements: The Company has a securities lending program, which was approved by its Board of Directors and lends securities from its investment portfolio to supplement liquidity or for other uses as deemed appropriate by management. Under the program, securities are lent to financial institutions, and in return the Company receives cash as collateral equal to 102 percent of the fair value of the loaned securities. The cash collateral received is invested in short-term investments that may be sold or repledged or partially used for short-term liquidity purposes based on conservative cash flow forecasts. Securities lent by the Company under these transactions may be sold or repledged by the counterparties. The liability for cash collateral received is reported in payable for securities lending in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus. The Company monitors the fair value of securities loaned and obtains additional collateral as necessary. At the termination of the transactions, the Company and its counterparties are obligated to return the collateral provided and the securities lent, respectively. These transactions are treated as secured financing arrangements.

In addition, the Company is a party to secured financing transactions involving securities sold under agreements to repurchase (repurchase agreements), in which the Company transfers securities in exchange for cash, with an agreement by the Company to repurchase the same or substantially similar securities on agreed upon dates specified in the agreements.

Investment income due and accrued is non-admitted from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days, or is uncertain, and for mortgage loans when loans are foreclosed, or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net realized capital gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve.

The Company regularly evaluates its investments for other-than-temporary impairment (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value and the amount of the write-down is recognized as a realized capital loss.

For LBaSS, a non-interest related OTTI resulting from a decline in value due to fundamental credit problems of the issuer is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of future cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. If the decline is interest-related, the LBaSS is written down to fair value.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the future cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of estimated future cash flows.

Non-admitted assets are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets include all assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid expenses, electronic data processing (EDP) equipment assets, agents' balances or other receivables over 90 days. Non-admitted assets amounted to $510 million and $350 million at December 31, 2018 and 2017, respectively.

Interest maintenance reserve (IMR) is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related investment gains and losses resulting from sales (net of taxes) and interest-related OTTI (net of taxes). An OTTI occurs when the Company, at the reporting date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest-related OTTI, the non-interest-related OTTI is recorded to the asset valuation reserve, and the interest-related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Asset valuation reserve (AVR) is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are recorded as direct increases or decreases in surplus.

Separate account assets and liabilities generally represent funds for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company, except for certain guaranteed products. Separate account assets are generally reported at fair value. In addition, certain products with fixed guarantees and market-value-adjusted (MVA) fixed annuity contracts in which the assets are generally carried at amortized cost are required by certain states to be carried in a separate account. The operations of the separate accounts are excluded from the Statutory Statements of Operations and Statutory Statements of Cash Flows of the Company. The Company receives fees for assuming mortality and certain expense risks. Such fees are included in separate account fees in the Statutory Statements of Operations. Reserves for variable annuity contracts are provided in accordance with the Variable Annuity Commissioners' Annuity Reserve Valuation Method (VACARVM) under Actuarial Guideline 43 (AG 43). Reserves for variable universal life accounts are provided in accordance with the Commissioners' Reserve Valuation Method (CRVM). Separate accounts may also include deposits for funds held under stable value wrap funding agreements, although the majority of stable value wrap sales are measured based on the notional amount included in assets under management and do not include the receipt of funds.

Policy reserves are established according to different methods.

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the NYDFS.

The Company waives the deduction of deferred fractional premiums on the death of the life and annuity policy insured and for traditional life insurance returns any portion of the final premium for periods beyond the date of death. The Company reported additional reserves for surrender values in excess of the corresponding policy reserves.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force. Total cash flow testing reserves were $1.3 billion at December 31, 2018.

A majority of the Company's variable annuity products are issued with a guaranteed minimum death benefit (GMDB) which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of
(1) the contractholder's account value, or (2) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals; or the greatest contract value, adjusted for withdrawals, at the specified contract anniversaries; or the principal invested, adjusted for withdrawals, accumulated at the specified rate per annum. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. Death benefits on GMDB policies generally reduce on a proportional basis or on a dollar-for-dollar basis when a partial withdrawal occurs.

Reserves for GMDB benefits are included in the VACARVM reserve. AG 43 requires the Company to perform a stochastic valuation analysis of the total reserves held for all variable annuity contracts with GMDB. These reserves are derived by using the 70 percent Conditional Tail Expectation of the modeled reserves and are based on prudent estimate assumptions. In addition, a deterministic valuation is also performed using assumptions prescribed in AG 43. The greater of these two reserve balances is the AG 43 reserve. However, the Company is currently holding reserves at the C3 Phase II Total Asset Requirement level, which is higher than the AG 43 amount.

Life policies underwritten as substandard are charged extra premiums. Reserves are computed for a substandard policy by adding the reserve for an otherwise identical non-substandard policy plus a factor times the extra premium charge for the year. The factor varies by duration, type of plan, and underwriting. In addition, an extra mortality reserve is

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

reported for ordinary life insurance policies classified as group conversions. Substandard structured settlement annuity reserves are determined by making a constant addition to the mortality rate of the applicable valuation mortality table so that the life expectancy on the adjusted table is equal to the life expectancy determined by the Company's underwriters at issue.

The Company had $5.7 billion of insurance in-force and $231 million of reserves as of December 31, 2018, and $3.8 billion of insurance in-force and $207 million of reserves as of December 31, 2017, for which the gross premiums are less than the net premiums according to the standard of valuation set by the NYDFS.

The liabilities related to policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

In addition, an extra mortality reserve is held for ordinary life insurance policies classified as group conversions, equal to the excess, if any, of a substandard reserve over a standard reserve based on mortality rates appropriately increased over the standard class mortality rates.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula, except for universal life insurance and deferred annuity reserves, which include fund accumulations for which tabular interest has been determined from basic data. For the determination of tabular interest on funds not involving life contingencies, the actual credited interest is used.

For long-term disability products, disabled life reserves were established using the 1964 Commissioner's Disability Table for claims incurred prior to January 1, 1989, and the 1987 Commissioner's Group Disability Table for claims incurred January 1, 1989 and later, at an interest rate equal to the Single Premium Immediate Annuity rate (based on year incurred) less 1 percent.

Liabilities for deposit-type contracts, which include supplementary contracts without life contingencies and annuities certain, are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reserves for future policy benefits to be paid on life and accident and health policies, incurred in the statement period, but not yet reported, were established using historical data from claim lag experience. The data is aggregated from product specific studies performed on the Company's business.

Premiums and annuity considerations and related expenses are recognized over different periods. Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Premiums for deposit-type products are credited directly to the respective reserves and are not recorded in the Statutory Statement of Operations. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as commissions and other expenses related to the production of new business are charged to the Statutory Statements of Operations as incurred.

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Annuity and deposit-type contract surrender benefits are reported on a cash basis, and include annuity benefits, payments under supplementary contracts with life contingencies, surrenders and withdrawals. Withdrawals from deposit-type contracts directly reduce the liability for deposit-type contracts and are not reported in the Statutory Statements of Operations.

General insurance expenses include allocated expenses pursuant to a cost allocation agreement. The Company purchases administrative, accounting, marketing and data processing services from AIG Parent or its subsidiaries and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

is charged based on estimated levels of usage, transactions or time incurred in providing the respective services. The allocation of costs for investment management services purchased from AIG Parent or its subsidiaries is based on the level of assets under management.

Federal income tax expense (benefit) is recognized and computed on a separate company basis pursuant to a tax sharing agreement with AIG Parent, because the Company is included in the consolidated federal income tax return of its ultimate parent, AIG Parent. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statements of Operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory accounting basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statements of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A deferred tax asset (DTA) or deferred tax liability (DTL) is included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA or DTL is reflected in a separate component of unassigned surplus. Net DTA are limited in their admissibility.

Accounting Changes

In 2017, the Company strengthened reserves on certain substandard structured settlement contracts by adjusting the constant extra deaths assumption as required by New York Regulation 151, recognizing experience on the block as required.

There were no other new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

Correction of Errors

SAP requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus to the extent that they are not material to prior periods.

In 2018, five out-of-period errors were identified and corrected, which increased unassigned surplus by $32 million. The most significant of these was a decrease in deferred annuity reserves due to a system conversion.

In 2017, one prior year error was identified and corrected, which increased reserves for group term life policies and decreased unassigned surplus by $6 million.

In 2016, three out-of-period errors were identified and corrected. The Company corrected the prior year errors and increased surplus by $8 million. The most significant of these was due to an overstatement of recently issued substandard structured settlement reserves.

Differences in Statutory Accounting and U.S. GAAP Accounting

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the NYDFS. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The objectives of U.S. GAAP differ from the objectives of SAP. U.S. GAAP is designed to measure the entity as a going concern and to produce general purpose financial statements to meet the varying needs of the different users of financial statements. SAP is designed to address the accounting requirements of regulators, who are the primary users of statutory-basis financial statements and whose primary objective is to measure solvency. As a result, U.S. GAAP stresses measurement of earnings and financial condition of a business from period to period, while SAP stresses measurement of the ability of the insurer to pay claims in the future.

Investments. Under SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under SAP, all single- and multi-class MBS or other ABS (e.g., Collateralized Mortgage Obligations (CMO) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that are other-than-temporarily impaired are written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all bonds, if it is determined that a decline in fair value is other-than-temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under SAP, when it is probable that the insurer will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than as a component of earnings as would be required under U.S. GAAP. If the impairment is other-than-temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the insurer determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

Under SAP, joint ventures, partnerships and limited liability companies in which the insurer has a minor ownership interest (i.e., less than 10 percent) or lacks control are generally recorded based on the underlying audited U.S. GAAP basis equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies in which the insurer has a significant ownership interest or is deemed to have control are accounted for under the equity method, where that is not the case, such investments are carried at fair value with changes in fair value recognized in earnings in 2018 for equity securities previously designated as available-for-sale and through net income for equity securities measured at fair value at the Company's election. Prior to 2018, equity securities designated as available-for-sale were carried at fair value with changes in fair value recorded through other comprehensive income.

Real Estate. Under SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under SAP, real estate owned and occupied by the insurer is included in investments; under U.S. GAAP, real estate owned and occupied by the insurer is reported as an operating asset, and operating income and expenses include rent for the insurer's occupancy of those properties.

Derivatives. Under SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized capital

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

gains or losses. Under U.S. GAAP, such derivative instruments are accounted for at fair value with the changes in fair value recorded as realized capital gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the insurer's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under SAP, non-performance risk (own credit-risk) is not reflected in the fair value calculations for derivative liabilities. Under U.S. GAAP, index life insurance features in certain variable universal life contracts and certain guaranteed features of variable annuities are bifurcated and accounted for separately as embedded policy derivatives. Under SAP, embedded derivatives are not bifurcated or accounted for separately from the host contract.

Interest Maintenance Reserve. Under SAP, the insurer is required to maintain an IMR. IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest-related capital gains and losses realized through sales or OTTI. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, MBS, ABS and mortgage loans. After-tax capital gains or losses realized upon the sale or impairment of such investments resulting from changes in the overall level of interest rates are excluded from current period net income and transferred to the IMR. The transferred after-tax net realized capital gains or losses are then amortized into income over the remaining period to maturity of the divested asset. Realized capital gains and losses are reported net of tax and transfers to the IMR, after net gain from operations. Any negative IMR balance is treated as non-admitted asset. This reserve is not required under U.S. GAAP and pre-tax realized capital gains and losses are reported as component of total revenues, with related taxes included in taxes from operations.

Asset Valuation Reserve. Under SAP, the insurer is required to maintain an AVR, which is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The level of AVR is based on both the type of investment and its credit rating. Under SAP, AVR is included in total adjusted capital for RBC analysis purposes. Changes to AVR are charged or credited directly to unassigned surplus. This reserve is not required under U.S. GAAP.

Subsidiaries. Under SAP, investments in insurance subsidiaries are recorded based upon the underlying audited statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized capital gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through consolidation. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Policy Acquisition Costs and Sales Inducements. Under SAP, policy acquisition costs are expensed when incurred. Under U.S. GAAP, acquisition costs that are incremental and directly related to the successful acquisition of new and renewal of existing insurance and investment-type contracts, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs
(DAC) are amortized, with interest, over the premium-paying period of the related contracts, using assumptions that are consistent with those used in computing policy benefit reserves. Under SAP, sales inducements are expensed when incurred. Under U.S. GAAP, certain sales inducements on interest-sensitive life insurance contracts and deferred annuities are deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC.

Deferred Premiums. Under SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset, while under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Non-admitted Assets. Certain assets designated as "non-admitted," principally any negative IMR, agents' balances or unsecured loans or advances to agents, certain DTAs, furniture, equipment and computer software, receivables over 90 days and prepaid expenses, as well as other assets not specifically identified as admitted assets within the NAIC SAP, are excluded from the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets are included in the balance sheet.

Universal Life and Annuity Policies. Under SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations as incurred. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges are not recognized as premium revenue, and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves. Under SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the insurer within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the insurer based on management's estimates and judgment.

Policyholder funds not involving life contingencies use different valuation assumptions for SAP and U.S. GAAP. Under SAP, prescribed rates of interest related to payout annuities are used in the discounting of expected benefit payments, while under U.S. GAAP, the insurer's best estimates of interest rates are used.

Under SAP, the Commissioners' Reserve Valuation Method is used for the majority of individual insurance reserves. Under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under SAP. Under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under SAP, the CARVM is used for the majority of individual deferred annuity reserves, while under U.S. GAAP, individual deferred annuity policyholder liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain contractual guarantees, if applicable.

Under SAP, reserves for fixed rate deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Reinsurance. Under SAP, policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves rather than as assets as required under U.S. GAAP. Under SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Under SAP, the criteria used to demonstrate risk transfer varies from U.S. GAAP, which may result in transactions that are accounted for as reinsurance for SAP and deposit accounting for U.S. GAAP. Under SAP, the reserve credit permitted for unauthorized reinsurers is less than or equal to the amount of letter of credit or funds held in trust by the reinsurer. Under U.S. GAAP, assumed and ceded reinsurance is reflected on a gross basis in the balance sheet, and certain commissions allowed by reinsurers on ceded business are deferred and amortized on a basis consistent with DAC.

Policyholder Dividend Liabilities. Under SAP, policyholder dividends are recognized when declared. Under U.S. GAAP, policyholder dividends are recognized over the term of the related policies.

Separate Accounts. Under SAP, separate account surplus created through the use of the CRVM, the VACARVM or other reserving methods is reported by the general account as an unsettled transfer from the separate account. The net change on such transfers is included as a part of the net gain from operations in the general account. This is not required under U.S. GAAP.

Separate accounts include certain non-unitized assets which primarily represent MVA fixed options of variable annuity contracts issued in various states. Under SAP, these contracts are accounted for in the separate account financial statements, while under U.S. GAAP, they are accounted for in the general account.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Deferred Income Taxes. Under SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within a maximum three years of the reporting date or a maximum 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized. Under SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits. Under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

Offsetting of Assets and Liabilities. Under SAP, offsetting of assets and liabilities is not permitted when there are master netting agreements unless four requirements for valid right of offset are met. The requirements include
1) each of the two parties owes the other determinable amounts, 2) the reporting party has the right to set off the amount owed with the amount owed by the other party, 3) the reporting party intends to set off, and 4) the right of setoff is enforceable. The prohibition against offsetting extends to derivatives and collateral posted against derivative positions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. Under U.S. GAAP, these amounts under master netting arrangements may be offset and presented on a net basis.

3. INVESTMENTS

Bonds and Equity Securities

The following table presents the statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and equity securities by major security type:

                                                                               Gross      Gross
                                                                   Statement Unrealized Unrealized
(in millions)                                                        Value     Gains      Losses   Fair Value
-------------                                                      --------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations                                      $   219    $    8     $  (4)    $   223
   All other governments                                                552         7       (27)        532
   States, territories and possessions                                   95         6        --         101
   Political subdivisions of states, territories and possessions         41         4        --          45
   Special revenue                                                    1,640        43       (28)      1,655
   Industrial and miscellaneous                                      15,797       467      (493)     15,771
   Hybrid securities                                                    170        15        (4)        181
   Parent, subsidiaries and affiliates                                   --        --        --          --
                                                                    -------    ------     -----     -------
Total bonds                                                          18,514       550      (556)     18,508
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          10        --        --          10
                                                                    -------    ------     -----     -------
Total equity securities                                                  16        --        --          16
                                                                    -------    ------     -----     -------
Total                                                               $18,530    $  550     $(556)    $18,524
                                                                    =======    ======     =====     =======
December 31, 2017
Bonds:
   U.S. government obligations                                      $   195    $   11     $  (2)    $   204
   All other governments                                                611        30        (5)        636
   States, territories and possessions                                  107        12        --         119
   Political subdivisions of states, territories and possessions         50         8        --          58
   Special revenue                                                    1,627        69       (11)      1,685
   Industrial and miscellaneous                                      16,086     1,058       (93)     17,051
   Hybrid securities                                                    143        31        (1)        173
                                                                    -------    ------     -----     -------
Total bonds                                                          18,819     1,219      (112)     19,926
                                                                    -------    ------     -----     -------
   Preferred stock                                                        6        --        --           6
   Common stock                                                          13        --        --          13
                                                                    -------    ------     -----     -------
Total equity securities                                                  19        --        --          19
                                                                    -------    ------     -----     -------
Total                                                               $18,838    $1,219     $(112)    $19,945
                                                                    =======    ======     =====     =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Bonds and Equity Securities in Loss Positions

The following table summarizes the fair value and gross unrealized losses (where fair value is less than amortized cost) on bonds and equity securities, including amounts on NAIC 6 and 6* bonds, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position:

                                         Less than 12 Months    12 Months or More           Total
                                        --------------------  --------------------  --------------------
                                                     Gross                 Gross                 Gross
                                                   Unrealized            Unrealized            Unrealized
(in millions)                           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------                           ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
Bonds:
   U.S. government obligations            $   34     $  (1)     $   87     $  (3)     $  121     $  (4)
   All other governments                     252       (14)        115       (13)        367       (27)
   States, territories and possessions        16        --           5        --          21        --
   Political subdivisions of states,
     territories and possessions              --        --           3        --           3        --
   Special revenue                           224        (9)        654       (19)        878       (28)
   Industrial and miscellaneous            6,143      (329)      2,013      (167)      8,156      (496)
   Hybrid securities                          29        (2)         12        (2)         41        (4)
   Parent, subsidiaries and affiliates        --        --          --        --          --        --
                                          ------     -----      ------     -----      ------     -----
Total bonds                                6,698      (355)      2,889      (204)      9,587      (559)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $6,700     $(355)     $2,892     $(204)     $9,592     $(559)
                                          ======     =====      ======     =====      ======     =====
December 31, 2017
Bonds:
   U.S. government obligations            $   79     $  (2)     $    2     $  --      $   81     $  (2)
   All other governments                      76        (2)         44        (3)        120        (5)
   States, territories and possessions         1        --          --        --           1        --
   Political subdivisions of states,
     territories and possessions               3        --          --        --           3        --
   Special revenue                           441        (7)        192        (4)        633       (11)
   Industrial and miscellaneous            1,532       (50)        986       (45)      2,518       (95)
   Hybrid securities                           2        --          15        (1)         17        (1)
                                          ------     -----      ------     -----      ------     -----
Total bonds                                2,134       (61)      1,239       (53)      3,373      (114)
                                          ======     =====      ======     =====      ======     =====
   Preferred stock                             2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total equity securities                        2        --           3        --           5        --
                                          ------     -----      ------     -----      ------     -----
Total                                     $2,136     $ (61)     $1,242     $ (53)     $3,378     $(114)
                                          ======     =====      ======     =====      ======     =====

As of December 31, 2018 and 2017, the number of bonds and equity securities in an unrealized loss position was 2,064 and 988, respectively. Bonds comprised 2,061 of the total of which 696 were in a continuous loss position greater than 12 months at December 31, 2018. Bonds comprised 982 of the total of which 248 were in a continuous loss position greater than 12 months at December 31, 2017.

The Company did not recognize the unrealized losses in earnings on these fixed maturity securities at December 31, 2018 and 2017, respectively, because the Company neither intends to sell the securities nor does the Company believe that it is more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis. For fixed maturity securities with significant declines, the Company performed fundamental credit analyses on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other available market data.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Contractual Maturities of Bonds

The following table presents the statement value and fair value of bonds by contractual maturity:

       (in millions)                           Statement Value Fair Value
       -------------                           --------------- ----------
       December 31, 2018
       Due in one year or less                     $   563      $   569
       Due after one year through five years         2,168        2,170
       Due after five years through ten years        3,753        3,637
       Due after ten years                           6,841        6,739
       LBaSS                                         5,248        5,452
                                                   -------      -------
       Total                                       $18,573      $18,567
                                                   =======      =======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Bonds in or near default as to payment of principal or interest had a statement value of $66 million and $78 million at December 31, 2018 and 2017, respectively which is the fair value. At December 31, 2018 and 2017, the Company had no income excluded from due and accrued for bonds.

At December 31, 2018, the Company's bond portfolio included bonds totaling
$1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 5 percent of the Company's total assets and 6 percent of invested assets. These below investment grade securities, excluding structured securities, span across 13 industries. At December 31, 2017, the Company's bond portfolio included bonds totaling $1.0 billion not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 4 percent of the Company's total assets and 4 percent of invested assets. These below investment grade securities, excluding structured securities, span across 14 industries.

The following table presents the industries that constitute more than 10% of the below investment grade securities:

                                            December 31,
                                            ------------
                                            2018   2017
                                            ----  ------
                      Consumer Noncyclical  22.1%   11.9%
                      Energy                16.2    20.7
                      Communications        14.9    13.7
                      Consumer Cyclical     13.8    10.8
                      Basic                  5.7    10.1

LBaSS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations (CDO) are priced by approved independent third-party valuation service providers and broker dealer quotations. Small portions of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The following table presents the statement value and fair value of LBaSS:

                                        December 31, 2018    December 31, 2017
                                       -------------------- --------------------
                                       Statement            Statement
(in millions)                            Value   Fair Value   Value   Fair Value
-------------                          --------- ---------- --------- ----------
Loan-backed and structured securities  $  5,248   $  5,452  $  6,338   $  6,665

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Prepayment assumptions for single class, multi-class mortgage-backed and ABS were obtained from independent third-party valuation service providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2018 and 2017, the Company had exposure to a variety of LBaSS. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of the quarterly surveillance process, the Company takes into account many of these characteristics in making the OTTI assessment.

At December 31, 2018 and 2017, the Company did not have any LBaSS with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

During 2018, 2017 and 2016, the Company recognized total OTTI of $6 million, $15 million and $38 million, respectively, on LBaSS that were still held by the Company. In addition, at December 31, 2018 and 2017, the Company held loan-backed impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest-related decline has not been recognized in earnings as a realized capital loss.

The following table summarizes the fair value and aggregate amount of unrealized losses on LBaSS and length of time that individual securities have been in a continuous unrealized loss position:

                    Less than 12 Months    12 Months or More           Total
                   --------------------  --------------------  --------------------
                                Gross                 Gross                 Gross
                              Unrealized            Unrealized            Unrealized
(in millions)      Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------      ---------- ---------- ---------- ---------- ---------- ----------
December 31, 2018
   LBaSS             $1,082      $(26)      $916       $(26)     $1,998      $(52)
December 31, 2017
   LBaSS             $  812      $(15)      $493       $(20)     $1,305      $(35)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company generally considers its cash and working capital requirements and expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values.

The following table presents the rollforward of non-interest related OTTI for
LBaSS:

                                                                                      December 31,
                                                                                      ------------
(in millions)                                                                         2018   2017
-------------                                                                         ----   ----
Balance, beginning of year                                                            $336   $321
Increases due to:
   Credit impairment on new securities subject to impairment losses                      1      2
   Additional credit impairment on previously impaired investments                       5     17
Reduction due to:
   Credit impaired securities fully disposed for which there was no prior intent or
     requirement to sell                                                                94      4
                                                                                       ----  ----
Balance, end of year                                                                  $248   $336
                                                                                       ====  ====

See Note 23 for a list with each LBaSS at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year and a list of the Company's structured notes holding at December 31, 2018.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Mortgage Loans

Mortgage loans had outstanding principal balances of $3.1 billion and $2.8 billion at December 31, 2018 and 2017, respectively. Contractual interest rates range from 2.10 percent to 10.10 percent. The mortgage loans at December 31, 2018 had maturity dates ranging from 2019 to 2055.

The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the U.S. and Canada. The commercial mortgage loans are non-recourse to the borrower.

The following tables present the geographic and property-type distribution of the Company's mortgage loan portfolio:

                                                December 31,
                                                ------------
                                                 2018   2017
                                                -----  -----
                   Geographic distribution:
                      Mid-Atlantic               29.4%  29.5%
                      Pacific                    24.5   24.3
                      Foreign                    10.9    7.5
                      South Atlantic              8.6    9.6
                      East North Central          8.4    8.4
                      West South Central          6.1    5.3
                      Mountain                    4.8    5.7
                      New England                 4.5    5.6
                      East South Central          2.2    3.1
                      West North Central          0.6    1.0
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====
                   Property type distribution:
                      Multi-family               31.1%  28.0%
                      Office                     23.7   25.7
                      Retail                     15.5   16.6
                      Industrial                 13.9    9.7
                      Hotel/motel                 5.5    6.2
                      Other                      10.3   13.8
                                                -----  -----
                   Total                        100.0% 100.0%
                                                =====  =====

At December 31, 2018, there were 44 mortgage loans with outstanding balances of $20 million or more which represented approximately 50 percent of the portfolio.

The following table presents the minimum and maximum lending rates for new mortgage loans during 2018 and 2017:

                                   Years Ended December 31,
                                ------------------------------
                                     2018            2017
                                --------------  --------------
                 (in millions)  Maximum Minimum Maximum Minimum
                 -------------  ------- ------- ------- -------
                 Multi-family    5.75%   2.90%   4.27%   2.10%
                 Retail          5.48    5.48    5.20    4.18
                 Office          5.10    3.66    9.17    3.92
                 Industrial      4.25    2.11    4.97    2.15
                 Other           5.37    3.35    5.00    3.50

The Company did not reduce any interest rates during 2018 and 2017.

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was
95.0 percent and 95.0 percent in 2018 and 2017, respectively.

At December 31, 2018, the Company held $56 million in impaired mortgages with no related allowances for credit losses and $56 million in impaired loans without a related allowance. At December 31, 2017, the Company held $62 million in impaired mortgages with $4 million of related allowances for credit losses and $58 million in impaired loans without a related allowance. The Company's average recorded investment in impaired loans was $59 million and $83

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

million, at December 31, 2018 and 2017, respectively. The Company recognized interest income from impaired loans of $2 million, $2 million and $4 million in 2018, 2017 and 2016, respectively. The Company recognizes interest income on its impaired mortgage loans upon receipt.

The following table presents a rollforward of the changes in the allowance for losses on mortgage loans receivable:

                                                                 December 31,
                                                                -------------
 (in millions)                                                  2018 2017 2016
 -------------                                                  ---- ---- ----
 Balance, beginning of year                                     $20  $17  $19
    Additions (reductions) charged to unrealized capital loss     2    6   --
    Direct write-downs charged against allowance                 --   (3)  (2)
                                                                ---  ---  ---
 Balance, end of year                                           $22  $20  $17
                                                                ===  ===  ===

During 2018, the Company did not derecognize any mortgage loans and did not recognize any real estate collateral as a result of foreclosure.

The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multi-family residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

The following table presents the age analysis of mortgage loans:

                                             December 31,
                                           -----------------
                    (in millions)            2018     2017
                    -------------          -------- --------
                    Current                $  3,049 $  2,810
                    30 - 59 days past due         1        1
                                           -------- --------
                    Total                  $  3,050 $  2,811
                                           ======== ========

At December 31, 2018 and 2017, the Company had mortgage loans outstanding under participant or co-lender agreements of $2.3 billion and $2.1 billion, respectively.

In addition, the Company had $56 million and $58 million in restructured loans at December 31, 2018 and 2017, respectively.

Troubled Debt Restructuring

At both December 31, 2018 and 2017, the Company held no restructured debt for which impairment was recognized. The Company had no outstanding commitments at December 31, 2018 and 2017 to debtors that hold loans with restructured terms.

Real Estate

The following table presents the components of the Company's investment in real estate:

                                                       December 31,
                                                       -----------
             (in millions)                             2018   2017
             -------------                             -----  -----
             Properties held for production of income  $  --  $   8
             Properties held for sale                     --     --
                                                       -----  -----
             Total                                     $  --  $   8
                                                       =====  =====

The Company recognized a gain of less than $1 million on the sale of real estate property and had impairment write-downs of $1 million for its investment in real estate during 2018. The Company recognized a gain of $11 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2017. The

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Company recognized a gain of $1 million on the sale of real estate property and had no impairment write-downs for its investment in real estate during 2016.

Other Invested Assets

The following table presents the components of the Company's other invested assets:

                                                       December 31,
                                                      --------------
          (in millions)                                2018    2017
          -------------                               ------  ------
          Investments in limited liability companies  $  302  $  328
          Investments in limited partnerships            535     494
          Other unaffiliated investments                 198     191
          Receivable for securities                       13      95
          Cash collateral on derivatives                  13      63
          Non-admitted assets                             (1)     (3)
                                                      ------  ------
          Total                                       $1,060  $1,168
                                                      ======  ======

The Company utilizes the look-through approach in valuing its investments in affiliated joint ventures or partnerships that have the characteristics of real estate investments. These affiliated real estate investments had an aggregate value of $246 million and $171 million at December 31, 2018 and 2017, respectively. The financial statements for the related holding companies are not audited and the Company has limited the value of its investment in these holding companies to the value contained in the audited financial statements of the lower tier entities owned by each of the respective intermediate holding company entities as adjusted SAP, if applicable. All liabilities, commitments, contingencies, guarantees, or obligations of these holding company entities, which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company's determination of the carrying value of the investment in each of the respective holding company entities, if applicable.

The Company recorded impairment write-downs in joint ventures and partnerships of $8 million during 2018. The Company recorded impairment write-downs in joint ventures and partnerships of $13 million during 2017.

Net Investment Income

The following table presents the components of net investment income:

                                              Years ended December 31,
                                              ----------------------
           (in millions)                       2018     2017    2016
           -------------                      ------   ------  ------
           Bonds                              $  946   $  975  $1,001
           Preferred stocks                       --       --       2
           Common stocks                           1        1      --
           Cash and short-term investments         3        6      --
           Mortgage loans                        144      141     121
           Real estate                             1        4       5
           Contract loans                         11       12      13
           Derivatives                            25      (16)     27
           Investment income from affiliates       2        5      13
           Other invested assets                  35       28      38
                                              ------   ------  ------
           Gross investment income             1,168    1,156   1,220
           Investment expenses                   (27)     (43)    (32)
                                              ------   ------  ------
           Net investment income              $1,141   $1,113  $1,188
                                              ======   ======  ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Net Realized and Unrealized Capital Gains (Losses)

The following table presents the components of Net realized capital gains (losses):

                                               Years Ended December 31,
                                               ------------------------
        (in millions)                            2018    2017     2016
        -------------                          -------  ------  -------
        Bonds                                  $   (49) $   66  $  (114)
        Common stocks                               (1)     --       --
        Cash and short-term investments              1      (2)       1
        Mortgage loans                              (9)      4       (2)
        Real estate                                 (2)     11        1
        Derivatives                                (16)    (66)     (51)
        Other invested assets                       30      (7)      36
                                               -------  ------  -------
        Realized capital (losses) gains            (46)      6     (129)
        Federal income tax benefit (expense)        10      (2)      45
        Net losses (gains) transferred to IMR       26     (57)      37
                                               -------  ------  -------
        Net realized capital losses            $   (10) $  (53) $   (47)
                                               =======  ======  =======

During 2018, 2017 and 2016, the Company recognized $17 million, $35 million and $56 million, respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

The following table presents the proceeds from sales of bonds and equities and the related gross realized capital gains and gross realized capital losses:

                                              Years Ended December 31,
                                              ------------------------
         (in millions)                          2018     2017    2016
         -------------                        --------  ------  ------
         Proceeds                             $  2,073  $1,755  $1,871
                                              ========  ======  ======
         Gross realized capital gains         $     11  $  129  $   47
         Gross realized capital losses             (50)    (17)    (99)
                                              --------  ------  ------
         Net realized capital (losses) gains  $    (39) $  112  $  (52)
                                              ========  ======  ======

The following table presents the net change in unrealized capital gains (losses) of investments (including foreign exchange capital gains (losses):

                                                         Years Ended December 31,
                                                        -------------------------
(in millions)                                             2018     2017     2016
-------------                                           -------  -------  -------
Bonds                                                   $   (30) $    61  $   (20)
Mortgage loans                                              (12)      16      (25)
Derivatives                                                  34      (69)       2
Other invested assets                                       (34)      52      (63)
Federal income tax benefit (expense)                          8      (29)      67
                                                        -------  -------  -------
Net change in unrealized (losses) gains of investments  $   (34) $    31  $   (39)
                                                        =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


5* Securities Measured at Aggregate Book Adjusted Carrying Value and Fair Value

The following table presents 5* Securities measured at aggregate book adjusted carrying value (BACV) and aggregate fair value at December 31:

                                      Number             Aggregate
                                      of 5*    Aggregate   Fair
              Investment            Securities   BACV      Value
              ----------            ---------- --------- ---------
              (in millions)
              -------------
              2018
              Bonds - AC                --       $ --      $ --
              LBass - AC                 4         30        30
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      4       $ 30      $ 30
                                        ==       ====      ====
              2017
              Bonds - AC                 2       $  3      $  3
              LBass - AC                --         --        --
              Preferred Stock - AC      --         --        --
              Preferred Stock - FV      --         --        --
                                        --       ----      ----
              Total                      2       $  3      $  3
                                        ==       ====      ====
              AC - Amortized Cost
              FV - Fair Value

4. SECURITIES LENDING AND REPURCHASE AGREEMENTS

Securities Lending

As of December 31, 2018 and 2017, the Company had bonds loaned with a fair value of approximately $95 million and $287 million pursuant to the securities lending program.

The following table presents the aggregate fair value of cash collateral received related to the securities lending program and the terms of the contractually obligated collateral positions:

                                                 December 31,
                                                ---------------
                (in millions)                     2018    2017
                -------------                   -------- ------
                30 days or less                 $     38 $   29
                31 to 60 days                         14    124
                61 to 90 days                         48    143
                                                -------- ------
                Subtotal                             100    296
                Securities collateral received        --     --
                                                -------- ------
                Total collateral received       $    100 $  296
                                                ======== ======

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the securities lending program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Open positions                     $89       $89       $227       $227
                                      ---       ---       ----       ----
   Subtotal                            89        89        227        227
   Securities collateral received      --        --         --         --
                                      ---       ---       ----       ----
   Total collateral reinvested        $89       $89       $227       $227
                                      ===       ===       ====       ====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Repurchase Agreements

At December 31, 2018 and 2017, bonds with a fair value of approximately $114 million and $108 million, respectively, were subject to repurchase agreements to secure amounts borrowed by the Company.

The following table presents the aggregate fair value of cash collateral received related to the repurchase agreement program and the terms of the contractually obligated collateral positions:

                                                   December 31,
                                                   ------------
                   (in millions)                   2018   2017
                   -------------                   ----   ----
                   Open positions                  $  3   $ --
                   30 days or less                   57      4
                   31 to 60 days                     20     51
                   61 to 90 days                     14     47
                   Greater than 90 days              16     --
                                                    ----  ----
                   Subtotal                         110    102
                   Securities collateral received    --     --
                                                    ----  ----
                   Total collateral received       $110   $102
                                                    ====  ====

The following table presents the original (flow) and residual maturity for bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                   FIRST QUARTER                        SECOND QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $ --     $ 1        $--        $--     $--    $  4       $  1        $ 4
Overnight                 --      27          2         --      --      67          9         --
2 Days to 1 Week          --      35          7          4      --     113         33         --
> 1 Week to 1 Month        3      54         29         23      57     185        118         57
> 1 Month to 3 Months     16      98         57         65      89     386        157         45
> 3 Months to 1 Year      --      15          1         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

                                   THIRD QUARTER                        FOURTH QUARTER
                       ------------------------------------- -------------------------------------
                                       Average Daily Ending                  Average Daily Ending
(in millions)          Minimum Maximum    Balance    Balance Minimum Maximum    Balance    Balance
-------------          ------- ------- ------------- ------- ------- ------- ------------- -------
Open - No Maturity      $  3     $ 4        $ 4        $ 3     $ 3    $  6       $  4        $ 3
Overnight                  1      40         12          1      --      29         10         --
2 Days to 1 Week           1      76         24         29       5      29         18         16
> 1 Week to 1 Month       19      95         67         26      21      69         39         70
> 1 Month to 3 Months    (10)     39         19         39      21      90         53         20
> 3 Months to 1 Year       4       4          4         --      --      --         --         --
> 1 Year                  --      --         --         --      --      --         --         --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the Company's liability to return collateral for the year ended December 31, 2018:

                                        FIRST QUARTER                                SECOND QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
(in millions)            Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
-------------            ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $229       $ 97           $92        $146    $755       $319           $106

                                        THIRD QUARTER                                FOURTH QUARTER
                         -------------------------------------------- --------------------------------------------
                                         Average Daily                                Average Daily
                         Minimum Maximum    Balance    Ending Balance Minimum Maximum    Balance    Ending Balance
                         ------- ------- ------------- -------------- ------- ------- ------------- --------------
Cash (Collateral - All)    $19    $258       $129           $98        $ 51    $224       $124           $109

The Company requires a minimum of 95 percent of the fair value of securities sold under the repurchase agreements to be maintained as collateral. Cash collateral received is invested in corporate bonds and the offsetting collateral liability for repurchase agreements is included in other liabilities.

The following table presents the aggregate amortized cost and fair value of cash collateral reinvested related to the repurchase agreement program by maturity date:

                                    December 31, 2018    December 31, 2017
                                   -------------------- --------------------
                                   Amortized            Amortized
   (in millions)                     Cost    Fair Value   Cost    Fair Value
   -------------                   --------- ---------- --------- ----------
   Greater than three years          $115       $114       $97       $108
                                     ----       ----       ---       ----
   Subtotal                           115        114        97        108
   Securities collateral received      --         --        --         --
                                     ----       ----       ---       ----
   Total collateral reinvested       $115       $114       $97       $108
                                     ====       ====       ===       ====

The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                                           FIRST QUARTER                          SECOND QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $ 92        $--     $--     $--        $106
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --          96         --      --      --         106

                                           THIRD QUARTER                          FOURTH QUARTER
                               -------------------------------------- --------------------------------------
                                               Average                                Average
                                                Daily                                  Daily
(in millions)                  Minimum Maximum Balance Ending Balance Minimum Maximum Balance Ending Balance
-------------                  ------- ------- ------- -------------- ------- ------- ------- --------------
BACV                             $--     $--     $--        $101        $--     $--     $--        $115
Non-admitted - Subset of BACV     --      --      --          --         --      --      --          --
Fair Value                        --      --      --         101         --      --      --         114

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the fair value of securities under bi-lateral repurchase agreement transactions for the year ended December 31, 2018:

                     1     2      3      4      5      6      7       8
                                                                     Non-
     (in millions)  None NAIC 1 NAIC 2 NAIC 3 NAIC 4 NAIC 5 NAIC 6 Admitted
     -------------  ---- ------ ------ ------ ------ ------ ------ --------
     Bonds - BACV   $--   $98    $15    $--     $2    $--    $--     $--
     Bonds - FV     $--   $98    $14    $--     $2    $--    $--     $--

5. RESTRICTED ASSETS

The Company has restricted assets as detailed below. Assets under restriction are general account assets and are not part of the Separate Accounts.

The following table presents the carrying value of the Company's restricted assets:

                                                       December 31,
                                                       ------------
                (in millions)                          2018   2017
                -------------                          ----   ----
                On deposit with states                 $ 11   $ 16
                Securities lending                       89    254
                Collateral held on securities lending   100    296
                FHLB stock and collateral pledged       265    133
                Subject to repurchase agreements        115     97
                Collateral for derivatives               43     84
                Other restricted assets                   5     --
                                                        ----  ----
                Total                                  $628   $880
                                                        ====  ====

6. SUBPRIME MORTGAGE RISK EXPOSURE

The following features are commonly recognized characteristics of subprime mortgage loans:

..   An interest rate above prime to borrowers who do not qualify for prime rate loans;

..   Borrowers with low credit ratings (FICO scores);

..   Interest-only or negative amortizing loans;

..   Unconventionally high initial loan-to-value ratios;

..   Low initial payments based on a fixed introductory rate that expires after a short initial period, then adjusts to a variable index rate plus a margin for the remaining term of the loan;

..   Borrowers with less than conventional documentation of their income and/or net assets;

..   Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount; and/or,

..   Substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Non-agency RMBS can belong to one of several different categories depending on the characteristics of the borrower, the property and the loan used to finance the property. Categorization is a function of FICO score, the type of loan, loan-to-value ratio, and property type and loan documentation.

Generally, subprime loans are made to borrowers with low FICO scores, low levels of equity and reduced income/asset documentation. Due to these characteristics, subprime borrowers pay a substantially higher interest rate than prime borrowers. In addition, they often utilize mortgage products that reduce their monthly payments in the near-term. These include adjustable-rate mortgages with low initial rates or interest-only loans. Borrowers in products like this often experience significant "payment shock" when the teaser payment resets upwards after the initial fixed period.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The primary classification mechanism the Company uses for subprime loans is FICO score. Specifically, a pool with an average FICO at origination less than 650 is considered to be subprime. However, the Company may subjectively adjust this classification based on an assessment of the other parameters mentioned above.

To monitor subprime securities, the Company uses a model with vintage-specific assumptions for delinquency roll rates, loss severities and the timing of losses. As and when needed, these vintage-based assumptions are supplemented with deal-specific information including, but not limited to, geographic distribution, realized loss severities, trigger status and scenario analysis.

The Company has no direct exposure through investments in subprime mortgage loans. The Company's exposure is through other investments, primarily in RMBS, as described above.

The following table presents information regarding the Company's investments with subprime exposures:

                                             Book
                                           Adjusted                OTTI
                                           Statement            Recognized
      (in millions)            Actual Cost   Value   Fair Value  to Date
      -------------            ----------- --------- ---------- ----------
      December 31, 2018
      In general account:
         RMBS                     $260       $256       $280       $ --
         CDOs                      194        194        205         --
         CMBS                        1          1          1         --
                                  ----       ----       ----       ----
      Total subprime exposure     $455       $451       $486       $ --
                                  ====       ====       ====       ====
      December 31, 2017
      In general account:
         RMBS                     $293       $298       $334       $ (2)
         CDOs                      185        186        202         (9)
                                  ----       ----       ----       ----
      Total subprime exposure     $478       $484       $536       $(11)
                                  ====       ====       ====       ====

The Company has no underwriting exposure to subprime mortgage risk through mortgage guaranty or financial guaranty insurance coverage.

7. DERIVATIVES

The Company has taken positions in certain derivative financial instruments to mitigate or hedge the impact of changes in interest rates, foreign currencies, equity markets, swap spreads, volatility, correlations and yield curve risk on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, interest rate swaptions, cross-currency swaps, futures and futures options on equity indices, and futures and futures options on government securities. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized gains or losses, net of deferred taxes. The value of the Company's exchange traded futures contracts relates to the one day lag in the net cash settlement of these contracts.

The Company recognized a net unrealized capital gain of $34 million in 2018, an unrealized capital loss of $69 million in 2017 and an unrealized capital gain of $2 million in 2016, related to derivatives that did not qualify for hedge accounting.

Refer to Note 3 for disclosures related to net realized capital gains (losses).

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Swaps, Options, and Futures

Interest rate or cross-currency swap agreements are agreements to exchange with a counterparty, at specified intervals, payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance, notional amount. Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each contractual payment due date, and this net payment is included in the Statutory Statement of Operations.

Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S&P 500 Index to offset the risk of certain guarantees of specific equity-index annuity and universal life policy values. The Company also purchases put options on the S&P 500 Index to offset volatility risk arising from minimum guarantees embedded in variable annuities. The options are carried at fair value, with changes in fair value recognized in unrealized investment gains and losses.

Financial futures are contracts between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on Euro dollar deposits, U.S. Treasury Notes, U.S. Treasury Bonds, the S&P 500 Index, MidCap 400, Russell 2000, MSCI EAFE, foreign government debt securities, and foreign denominated equity indices to offset the risk of certain guarantees on annuity policy values.

Interest Rate Risk

Interest rate derivatives are used to manage interest rate risk associated with certain guarantees of variable annuities and equity indexed annuities and certain bonds. The Company's interest rate hedging derivative instruments include (1) interest rate swaps and swaptions; (2) listed futures on government securities; and (3) listed futures options on government securities.

Currency Risk

Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

Equity Risk

Equity derivatives are used to mitigate financial risk embedded in certain insurance liabilities.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. For over-the-counter (OTC) derivatives, the Company's net credit exposure is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as collateral posted by the counterparty at the balance sheet date. The Company is exposed to credit risk when the net position with a particular counterparty results in an asset that exceeds collateral pledged by that counterparty.

For OTC contracts, the Company generally uses an International Swaps and Derivative Association Master Agreement (ISDA Master Agreement) and Credit Support Annexes with bilateral collateral provisions to reduce counterparty credit exposures. An ISDA Master Agreement is an agreement between two counterparties, which may cover multiple derivative transactions and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, as well as transferred collateral, through a single payment, in a single currency,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

in the event of a default affecting any one derivative transaction or a termination event affecting all or a specified group of the transactions. The Company minimizes the risk that counterparties might be unable to fulfill their contractual obligations by monitoring counterparty credit exposure and collateral value and may require additional collateral to be posted upon the occurrence of certain events or circumstances. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities or capital and surplus.

The Company has also entered into exchange-traded options and futures contracts. Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post or receive variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange. The credit risk of exchange-traded futures is partially mitigated because variation margin is settled daily in cash. Exchange-traded option contracts are not subject to daily margin settlements and amounts due to the Company based upon favorable movements in the underlying securities or indices are owed upon exercise.

The following table presents the notional amounts, statement values and fair values of the Company's derivative instruments:

                                       December 31, 2018                December 31, 2017
                                -------------------------------  -------------------------------
                                Contract or                      Contract or
                                 Notional   Statement             Notional   Statement
(in millions)                     Amount      Value   Fair Value   Amount      Value   Fair Value
-------------                   ----------- --------- ---------- ----------- --------- ----------
Assets:
   Interest rate contracts        $2,446      $ 51       $ 51      $1,723      $ 34       $ 34
   Foreign exchange contracts        489        31         31         104         5          5
   Equity contracts                1,388        17         17       1,839        70         70
                                  ------      ----       ----      ------      ----       ----
Derivative assets, gross           4,323        99         99       3,666       109        109
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative assets, net            $4,323      $  6       $  6      $3,666      $ 19       $ 19
                                  ======      ====       ====      ======      ====       ====
Liabilities:
   Interest rate contracts        $1,106      $ 76       $ 76      $1,112      $ 45       $ 45
   Foreign exchange contracts        332        11         11         556        25         25
   Equity contracts                  943         7          7         881        45         45
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, gross      2,381        94         94       2,549       115        115
   Counter party netting              --       (93)       (93)         --       (90)       (90)
                                  ------      ----       ----      ------      ----       ----
Derivative liabilities, net       $2,381      $  1       $  1      $2,549      $ 25       $ 25
                                  ======      ====       ====      ======      ====       ====

The Company has a right of offset of its derivatives asset and liability positions with various counterparties. The following table presents the effect of the right of offsets:

                                                                                    December 31, 2018  December 31, 2017
                                                                                    -----------------  -----------------
(in millions)                                                                       Assets Liabilities Assets Liabilities
-------------                                                                       ------ ----------- ------ -----------
Gross amount recognized                                                              $ 99     $(94)     $109     $(115)
Amount offset                                                                         (93)      93       (90)       90
                                                                                     ----     ----      ----     -----
Net amount presented in the Statement of Admitted Assets, Liabilities, and Capital
  and Surplus                                                                        $  6     $ (1)     $ 19     $ (25)
                                                                                     ====     ====      ====     =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


8. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The following table presents the Company's derivative financial instruments with concentrations of credit risk:

                                    December 31, 2018          December 31, 2017
                                -------------------------- --------------------------
                                Contract or                Contract or
                                 Notional   Final Maturity  Notional   Final Maturity
(in millions)                     Amount         Date        Amount         Date
-------------                   ----------- -------------- ----------- --------------
Derivative assets:
   Interest rate contracts        $2,446         2050        $1,723         2049
   Foreign exchange contracts        489         2056           104         2035
   Equity contracts                1,388         2019         1,839         2018
Derivative liabilities:
   Interest rate contracts         1,106         2047         1,112         2047
   Foreign exchange contracts        332         2039           556         2056
   Equity contracts                  943         2019           881         2018

The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date.

The credit exposure to the Company's derivative contracts aggregated
$51 Million and $65 million at December 31, 2018 and 2017, respectively.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions.

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Fair Value Hierarchy

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three "levels" based on the observability of valuation inputs:

..   Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

..   Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

   inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

.. Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In those cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Bonds: Fair value is based principally on value from independent third-party valuation service providers, broker quotes and other independent information.

Preferred stocks: Fair value of unaffiliated preferred stocks is based principally on value from independent third-party service providers, broker quotes and other independent information.

Cash, cash equivalents and short term investments: Carrying amount approximate fair value because of the relatively short period of time between origination and expected realization and their limited exposure to credit risk.

Mortgage loans: Fair values are primarily determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Contract loans: Carrying amounts, which approximate fair value, are generally equal to unpaid principal amount as of each reporting date. No consideration is given to credit risk because contract loans are effectively collateralized by the cash surrender value of the policies.

Securities lending reinvested collateral assets: Securities lending assets are generally invested in short-term investments and thus carrying amounts approximate fair values because of the relatively short period of time between origination and expected realizations.

Separate account assets: Variable annuity and variable universal life assets are carried at the market value of the underlying securities. Certain separate account assets related to market value adjustment fixed annuity contracts are carried at book value. Fair value is based principally on the value from independent third-party valuation service providers, broker quotes and other independent information.

Policy reserves and contractual liabilities: Fair value for investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. When no similar contracts are being offered, the discount rate is the appropriate swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

Payable for securities lending: Cash collateral received from the securities lending program is invested in short-term investments and the offsetting liability is included in payable for securities lending. The carrying amount of this liability approximates fair value because of the relatively short period between origination of the liability and expected settlement.

Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the statement value is considered a reasonable estimate of fair value.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair Value Information about Financial Instruments Not Measured at Fair Value

The following table presents the aggregate fair values of the Company's financial instruments not measured at fair value compared to their statement values:

                                                                   Admitted
                                                       Aggregate   Assets or
(in millions)                                          Fair Value Liabilities Level 1 Level 2 Level 3
-------------                                          ---------- ----------- ------- ------- -------
December 31, 2018
Assets:
   Bonds                                                $18,505     $18,511     $--   $15,856 $2,649
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments        172         172      54       118     --
   Mortgage loans                                         3,093       3,050      --        --  3,093
   Contract loans                                           178         178      --        --    178
   Receivables for securities                                13          13      --        13     --
   Securities lending reinvested collateral assets           89          89      --        89     --
Liabilities:
   Policy reserves and contractual liabilities              618         551      --        19    599
   Payable for securities                                    76          76      --        76     --
   Payable for securities lending                           100         100      --       100     --
December 31, 2017
Assets:
   Bonds                                                $19,917     $18,810     $--   $16,891 $3,026
   Preferred stocks                                           6           6       1         5     --
   Common stocks                                              9           9      --         9     --
   Cash, cash equivalents and short-term investments         40          40      21        19     --
   Mortgage loans                                         2,915       2,811      --        --  2,915
   Contract loans                                           188         188      --        --    188
   Receivables for securities                                95          95      --        95     --
   Securities lending reinvested collateral assets          227         227      --       227     --
Liabilities:
   Policy reserves and contractual liabilities            9,692       9,474      --        19  9,673
   Payable for securities                                    29          29      --        29     --
   Payable for securities lending                           296         296      --       296     --

Valuation Methodologies of Financial Instruments Measured at Fair Value

Bonds

Bonds with NAIC 6 or 6* designations and preferred stocks with NAIC 4, 5 or 6 designations are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure bonds at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

Common Stocks (Unaffiliated)

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure equity securities at fair value. Market price data is generally obtained from exchanges or dealer markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, such as futures and options, using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model using market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, independent third-party valuation services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Separate Account Assets

Separate account assets are comprised primarily of registered and open-ended variable funds that trade daily and are measured at fair value using quoted prices in active markets for identical assets. Certain separate account assets are carried at amortized cost.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Measured at Fair Value

The following table presents information about assets and liabilities measured at fair value:

                                                           Counterparty
 (in millions)                     Level 1 Level 2 Level 3  Netting/*/   Total
 -------------                     ------- ------- ------- ------------ ------
 December 31, 2018
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    1    $ 2       $ --     $    3
                                   ------  ------    ---       ----     ------
    Total bonds                        --       1      2         --          3
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous       --      --      1         --          1
                                   ------  ------    ---       ----     ------
    Total common stock                 --      --      1         --          1
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      51     --         --         51
    Foreign exchange contracts         --      31     --         --         31
    Equity contracts                   --      17     --         --         17
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative assets               --      99     --        (93)         6
                                   ------  ------    ---       ----     ------
 Separate account assets            2,949   1,628     --         --      4,577
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $2,949  $1,728    $ 3       $(93)    $4,587
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   76    $--       $ --     $   76
    Foreign exchange contracts         --      11     --         --         11
    Equity contracts                    1       6     --         --          7
    Counterparty netting               --      --     --        (93)       (93)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities           1      93     --        (93)         1
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $    1  $   93    $--       $(93)    $    1
                                   ======  ======    ===       ====     ======

 December 31, 2017
 Assets at fair value:
 Bonds
    Industrial and miscellaneous   $   --  $    8    $ 1       $ --     $    9
                                   ------  ------    ---       ----     ------
    Total bonds                        --       8      1         --          9
                                   ------  ------    ---       ----     ------
 Common stock
    Industrial and miscellaneous        3      --      1         --          4
                                   ------  ------    ---       ----     ------
    Total common stock                  3      --      1         --          4
                                   ------  ------    ---       ----     ------
 Derivative assets:
    Interest rate contracts            --      34     --         --         34
    Foreign exchange contracts         --       5     --         --          5
    Equity contracts                   19      51     --         --         70
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative assets               19      90     --        (90)        19
                                   ------  ------    ---       ----     ------
 Separate account assets            3,193   2,383     --         --      5,576
                                   ------  ------    ---       ----     ------
 Total assets at fair value        $3,215  $2,481    $ 2       $(90)    $5,608
                                   ======  ======    ===       ====     ======
 Liabilities at fair value:
 Derivative liabilities:
    Interest rate contracts        $   --  $   45    $--       $ --     $   45
    Foreign exchange contracts         --      25     --         --         25
    Equity contracts                   --      45     --         --         45
    Counterparty netting               --      --     --        (90)       (90)
                                   ------  ------    ---       ----     ------
 Total derivative liabilities          --     115     --        (90)        25
                                   ------  ------    ---       ----     ------
 Total liabilities at fair value   $   --  $  115    $--       $(90)    $   25
                                   ======  ======    ===       ====     ======

* Represents netting of derivative exposures covered by a qualifying master netting agreement.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Fair Value Measurements

The following tables present changes in Level 3 assets and liabilities measured at fair value and the gains (losses) related to the Level 3 assets and liabilities that remained on the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus:

                                                           Common
 (in millions)                                       Bonds Stocks Total Assets
 -------------                                       ----- ------ ------------
 Balance, January 1, 2017                            $ 75    --       $ 75
 Total realized/unrealized capital gains or losses:
    Included in net income                             (4)   --         (4)
    Included in surplus                                11    --         11
 Purchases, issuances and settlements                   8     1          9
 Transfers into Level 3                                --    --         --
 Transfers out of Level 3                             (89)   --        (89)
                                                     ----    --       ----
 Balance, December 31, 2017                          $  1     1       $  2
                                                     ====    ==       ====
 Total realized/unrealized capital gains or losses:
    Included in net income                             (1)   --         (1)
    Included in surplus                                (1)   --         (1)
 Purchases, issuances and settlements                  10    --         10
 Transfers into Level 3                                 5    --          5
 Transfers out of Level 3                             (12)   --        (12)
                                                     ----    --       ----
 Balance, December 31, 2018                          $  2     1       $  3
                                                     ====    ==       ====

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Transfers out of level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

In both 2018 and 2017, there were no transfers between Level 1 and Level 2 securities.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized capital gains (losses) on instruments held at December 31, 2018 and 2017 may include changes in fair value that were attributable to both observable inputs (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

Quantitative Information About Level 3 Fair Value Measurements

The Company had no quantitative information about level 3 fair value measurements to report at December 31, 2018.

Gross Basis Fair Value Measurements

The following table presents the Company's derivative assets and liabilities measured at fair value, on a gross basis, before counterparty and cash collateral netting:

      (in millions)                         Level 1 Level 2 Level 3 Total
      -------------                         ------- ------- ------- -----
      December 31, 2018
      Derivative assets at fair value         $--    $ 99     $--   $ 99
      Derivative liabilities at fair value      1      93      --     94

      December 31, 2017
      Derivative assets at fair value         $19    $ 90     $--   $109
      Derivative liabilities at fair value     --     115      --    115

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


10. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following table presents the Company's reserves by major category:

                                                                       Years ended December 31,
                                                                       -----------------------
(in millions)                                                             2018         2017
-------------                                                           ---------   ---------
Life insurance                                                         $   3,434    $   3,767
Annuities (excluding supplementary contracts with life contingencies)     15,261       15,243
Supplementary contracts with life contingencies                               65           50
Accidental death benefits                                                     --            2
Disability - active lives                                                      2            3
Disability - disabled lives                                                   78           92
Excess of AG 43 reserves over basic reserves                                 148           11
Deficiency reserves                                                          231          207
Other miscellaneous reserve                                                1,398          719
                                                                        ---------   ---------
   Gross life and annuity reserves                                        20,617       20,094
   Reinsurance ceded                                                        (473)        (521)
                                                                        ---------   ---------
Net life and annuity reserves                                             20,144       19,573
                                                                        ---------   ---------
Accident and health reserves
   Unearned premium reserves                                                  16           22
   Present value of amounts not yet due on claims                            305          378
   Additional contract reserves                                               42           42
                                                                        ---------   ---------
   Gross accident and health reserves                                        363          442
   Reinsurance ceded                                                         (32)         (39)
                                                                        ---------   ---------
Net accident and health reserves                                             331          403
                                                                        ---------   ---------
Aggregate policy reserves                                              $  20,475    $  19,976
                                                                        =========   =========

The following table presents the withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies:

                                                                            Separate      Separate
                                                                            Accounts      Accounts
                                                                   General    With          Non-
(in millions)                                                      Account Guarantee/*/ Guaranteed/*/  Total  Percent
-------------                                                      ------- -----------  ------------  ------- -------
December 31, 2018
Subject to discretionary withdrawal
   With fair value adjustment                                      $   599     $--         $   --     $   599    2.9%
   At book value less current surrender charge of 5% or more         3,181      --             --       3,181   15.6
   At fair value                                                        --      --          3,275       3,275   16.1
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,780      --          3,275       7,055   34.6
At book value with minimal or no charge or no adjustment             7,498      --             --       7,498   36.9
Not subject to discretionary withdrawal                              4,620      --          1,182       5,802   28.5
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,898      --          4,457      20,355  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  6      --             --           6
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,892     $--         $4,457     $20,349
                                                                   =======     ===         ======     =======
December 31, 2017
Subject to discretionary withdrawal
   With fair value adjustment                                      $    54     $--         $   --     $    54    0.3%
   At book value less current surrender charge of 5% or more         3,076      --             --       3,076   16.0
   At fair value                                                        --      --          3,342       3,342   17.4
                                                                   -------     ---         ------     -------  -----
Total with adjustment or at fair value                               3,130      --          3,342       6,472   33.7
At book value with minimal or no charge or no adjustment             8,124      --             --       8,124   42.2
Not subject to discretionary withdrawal                              4,641      --              2       4,643   24.1
                                                                   -------     ---         ------     -------  -----
Annuity reserves and deposit fund liabilities, before reinsurance   15,895      --          3,344      19,239  100.0%
                                                                                                               =====
Less: Reinsurance ceded                                                  7      --             --           7
                                                                   -------     ---         ------     -------
Net annuity reserves and deposit fund liabilities                  $15,888     $--         $3,344     $19,232
                                                                   =======     ===         ======     =======

* Represents annuity reserves reported in separate accounts liabilities.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


11. SEPARATE ACCOUNTS

Separate Accounts

The separate accounts held by the Company consist primarily of variable life insurance policies and variable annuities. These contracts generally are non-guaranteed in nature such that the benefit is determined by the performance and/or market value of the investments held in the separate accounts. The net investment experience of the separate accounts is credited directly to the policyholder and can be positive or negative.

The separate accounts also include a funding agreement, which provides a stable value protection feature on the assets held within the account.

The Company does not engage in securities lending transactions within the separate accounts.

The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

The following table presents separate account assets by product or transaction:

                                      December 31, 2018     December 31, 2017
                                    --------------------- ---------------------
                                               Separate              Separate
                                               Accounts              Accounts
                                     Legally  Assets (Not  Legally  Assets (Not
                                    Insulated   Legally   Insulated   Legally
(in millions)                        Assets   Insulated)   Assets   Insulated)
-------------                       --------- ----------- --------- -----------
Variable annuities                   $3,380       $--      $3,460       $--
Variable life                            16        --          18        --
Bank-owned life insurance - hybrid    1,181        --       2,098        --
                                     ------       ---      ------       ---
Total                                $4,577       $--      $5,576       $--
                                     ======       ===      ======       ===

Some separate account liabilities are guaranteed by the general account. To compensate the general account for the risks taken, the separate accounts pay risk charges to the general account.

If claims were filed on all contracts, the current total maximum guarantee the general account would provide to the separate account as of December 31, 2018 and 2017 is $134 million and $51 million, respectively.

There was no separate account business seed money at December 31, 2018 and 2017.

The following table presents the risk charges paid by the separate accounts and the guarantees paid by the general account:

                                    Risk Charge Guarantees
                                    paid by the Paid by the
                                     Separate     General
                     (in millions)    Account     Account
                     -------------  ----------- -----------
                         2018           $30         $--
                         2017            27          --
                         2016            30           1
                         2015            23           1
                         2014            16          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents information regarding the separate accounts:

                                                     Non-       Non-
                                                   indexed     indexed     Non-
                                                  Guarantee   Guarantee guaranteed
                                                 less than or more than  Separate
(in millions)                            Indexed equal to 4%     4%      Accounts  Total
-------------                            ------- ------------ --------- ---------- ------
December 31, 2018
Premiums, considerations or deposits       $--       $--         $--      $  380   $  380
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $4,474   $4,474
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $3,292   $3,292
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       3,292    3,292
Not subject to discretionary withdrawal     --        --          --       1,182    1,182
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $4,474   $4,474
                                           ===       ===         ===      ======   ======
December 31, 2017
Premiums, considerations or deposits       $--       $--         $--      $  823   $  823
                                           ---       ---         ---      ------   ------
Reserves for accounts with assets at:
   Market value                            $--       $--         $--      $5,459   $5,459
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======
By withdrawal characteristics:
   At market value                         $--       $--         $--      $5,457   $5,457
                                           ---       ---         ---      ------   ------
Subtotal                                    --        --          --       5,457    5,457
Not subject to discretionary withdrawal     --        --          --           2        2
                                           ---       ---         ---      ------   ------
Total reserves                             $--       $--         $--      $5,459   $5,459
                                           ===       ===         ===      ======   ======

Reconciliation of Net Transfers to or from Separate Accounts

The following table presents a reconciliation of the net transfers to (from) separate accounts:

                                                                 Years ended December 31,
                                                                 -----------------------
(in millions)                                                     2018     2017    2016
-------------                                                     -----   -----   -----
Transfers to separate accounts                                   $ 380    $ 224   $ 300
Transfers from separate accounts                                  (169)    (107)    (67)
                                                                  -----   -----   -----
Net transfers to separate accounts                                 211      117     233
Reconciling adjustments:
   Deposit-type contracts                                           --       --    (201)
                                                                  -----   -----   -----
Total reconciling adjustments                                       --       --    (201)
                                                                  -----   -----   -----
Transfers as reported in the Statutory Statements of Operations  $ 211    $ 117   $  32
                                                                  =====   =====   =====

12. RESERVES FOR GUARANTEED POLICY BENEFITS AND ENHANCEMENTS

Variable annuity contracts may include certain contractually guaranteed benefits to the contract holder. These guaranteed features include GMDB that are payable in the event of death, and living benefits that are payable in the event of annuitization, or, in other instances, at specified dates during the accumulation period. Living benefits include guaranteed minimum withdrawal benefits (GMWB) and, to a lesser extent, guaranteed minimum accumulation benefits (GMAB), which are no longer offered. A variable annuity contract may include more than one type of guaranteed benefit feature; for example, it may have both a GMDB and a GMWB. However, a policyholder generally can only receive payout from one guaranteed feature on a contract containing a death benefit and a living benefit, i.e. the features are mutually exclusive. A policyholder cannot purchase more than one living benefit on one contract. The net amount at risk for each feature is calculated irrespective of the existence of other features; as a result, the net amount at risk for each feature is not additive to that of other features.

Reserves for GMDB and GMWB were included in the VACARVM reserves. Total reserves in excess of basic reserves were $148 million and $11 million at December 31, 2018 and 2017, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

GMDB

Depending on the product, the GMDB feature may provide a death benefit of either (a) total deposits made to the contract less any partial withdrawals plus a minimum return or (b) the highest contract value attained, typically on any anniversary date minus any subsequent withdrawals following the contract anniversary.

The net amount at risk, which represents the guaranteed benefit exposure in excess of the current account value if death claims were filed on all contracts related to GMDB, was $115 million and $11 million at December 31, 2018 and 2017, respectively.

GMWB

Certain of the Company's variable annuity contracts offer optional GMWB. With a GMWB, the contract holder can monetize the excess of the guaranteed amount over the account value of the contract only through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount. If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for lifetime GMWB products, the annuity payments continue as long as the covered person(s) are living.

The net amount at risk for GMWB represents the present value of minimum guaranteed withdrawal payments, in accordance with contract terms, in excess of account value. The net amount at risk related to these guarantees was $10 million and $30 million at December 31, 2018 and 2017, respectively. The Company uses derivative instruments and other financial instruments to mitigate a portion of the exposure that arises from GMWB.

13. PARTICIPATING POLICY CONTRACTS

Participating policy contracts entitle a policyholder to share in earnings through dividend payments. These contracts represented 16.9 percent and
14.3 percent of gross insurance in-force at December 31, 2018 and 2017, respectively. Policyholder dividends for the years ended December 31, 2018 and 2017 were not significant.

14. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

The following table presents the deferred and uncollected insurance premiums and annuity consideration (before deduction for amounts non-admitted):

                                    December 31, 2018 December 31, 2017
                                    ----------------- -----------------
                                             Net of            Net of
             (in millions)           Gross   Loading   Gross   Loading
             -------------          -------  -------  -------  -------
             Ordinary new business  $     3  $     3  $     3  $     3
             Ordinary renewal             8       43        4       38
             Group life                  --       --       23       35
                                    -------  -------  -------  -------
             Total                  $    11  $    46  $    30  $    76
                                    =======  =======  =======  =======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

15. REINSURANCE

In the ordinary course of business, the Company utilizes internal and third-party reinsurance relationships to manage insurance risks and to facilitate capital management strategies. Long-duration reinsurance is effected principally under yearly renewable term treaties. Pools of highly-rated third party reinsurers are utilized to manage net amounts at risk in excess of retention limits. Reinsurance agreements do not relieve the Company of its direct obligations from its beneficiaries. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. In addition, the Company assumes reinsurance from other insurance companies.

Reinsurance premiums assumed and reserves on reinsurance assumed were not significant in 2018, 2017 or 2016. Reinsurance premiums ceded in 2018, 2017 and 2016 were $5.3 billion, $205 million and $210 million, respectively. The reserve credit taken on reinsurance ceded was $505 million and $560 million at December 31, 2018 and 2017, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2018 and 2017, the Company's reinsurance recoverables were $33 million and $68 million, respectively.

The NAIC Model Regulation "Valuation of Life Insurance Policies" (Regulation
XXX) requires U.S. life insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees (ULSGs). In addition, NAIC Actuarial Guideline 38 (Guideline AXXX) clarifies the application of Regulation XXX as to these guarantees, including certain ULSGs.

The Company manages the capital impact of statutory reserve requirements under Regulation XXX through intercompany reinsurance. The Company has a coinsurance/modified coinsurance agreement (the Co/Modco Agreement) with AIG Life of Bermuda, Ltd. (AIGB), an affiliated offshore life insurer. Under the Co/Modco Agreement, AIGB reinsures a 90 percent quota share of the Company's net liability on term life contracts issued by the Company with issue dates on or after March 1, 2002 through August 1, 2009. AIGB is a Bermuda licensed insurer but is not licensed to transact insurance or reinsurance, nor is accredited as a reinsurer in the State of New York. At December 31, 2018 and 2017, the Company did not report any liabilities for unauthorized reinsurance, as the coinsurance reserves ($333 million and $368 million, respectively) ceded to AIGB were fully secured by letters of credit. These letters of credit, secured by AIGB for the benefit of the Company, contain applicable provisions required by NAIC SAP and are subject to reimbursement by AIG Parent in the event of a drawdown. In addition, there are certain terms and conditions regarding events of default, which if triggered by future AIG Parent events, would require the Company to pursue a variety of remedies to preserve the amount of the reserve credit. Pursuant to the modified coinsurance portion of the Co/Modco Agreement, the Company does not record a reserve credit since it retains, controls, and owns all assets held in relation to the modified coinsurance reserve.

The Co/Modco Agreement decreased the Company's pre-tax earnings by $26 million, $12 million and $23 million in 2018, 2017 and 2016, respectively. The agreement is unlimited in duration, but was amended to terminate for new business issued on and after August 1, 2009.

During 2017 and 2016, the Company commuted reinsurance treaties with non-affiliated reinsurers, which resulted in increases in the Company's pre-tax earnings of $2 million and $1 million, respectively. No treaties with non-affiliated reinsurers were commuted in 2018.

In February 2018, the Company and its U.S. life insurance company affiliates, VALIC and AGL, each executed their respective Modified Coinsurance (ModCo) Agreements (The Agreements) with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. The Agreements were effective as of January 1, 2017 in respect of certain closed blocks of business (including structured settlements and single premium immediate annuities). Fortitude Group Holdings, LLC (Fortitude Holdings) was formed by AIG to act as a holding company for FRL. On November 13, 2018, AIG completed the sale of a
19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. Subsequent to this sale, Fortitude Holdings owns 100 percent of the outstanding common shares of FRL and AIG has an 80.1 percent ownership interest in Fortitude Holdings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The initial consideration represented the book value of ModCo Assets held by the Company on behalf of FRL and was equal to the ModCo Reserves ceded at the effective date. While there was no net impact from the initial accounting as of the effective date, apart from a $39 million ceding commission, there was a significant offsetting impact on certain individual line items in the Summary of Operations. Pursuant to the regulatory approval received in February 2018, the Company has reported all of the ceded activity for this Agreement from the effective date (January 1, 2017) through December 31, 2018 in its 2018 Annual Statement.

Total returns on the ModCo Assets subsequent to the effective date inure to the benefit of FRL and are reported with the ModCo reserve adjustments. The Company received approximately $39 million of ceding commission at contract inception, which was primarily recognized directly in surplus.

The Company completed its initial settlement with FRL in June 2018 and settles all payable or receivable balances quarterly.

The table below presents the impact of this transaction by line item in the Company's statements of assets, liabilities, surplus and other funds and on the summary of operations:

                                                                     Balance as of
                                                                     December 31,
                                                                         2018
                                                                     -------------
Statutory Statements of Assets, Liabilities and Capital and Surplus
Funds withheld                                                            $56

                                                                                          As of and Year As of and Year
                                                                                              Ended          Ended
Increase (Decrease)                                                             Initial    December 31,   December 31,
(in millions)                                                                  Accounting      2017           2018       Total
-------------------                                                            ---------- -------------- -------------- -------
Statutory Statement of Operations
Premiums and annuity considerations                                             $(5,086)      $ (17)         $ (15)     $(5,118)
Commissions and expense allowances                                                    8           7              7           22
Reserve adjustments on reinsurance ceded                                          5,086        (362)          (232)       4,492
                                                                                -------       -----          -----      -------
Total revenues                                                                        8        (372)          (240)        (604)
                                                                                -------       -----          -----      -------
Death benefits                                                                       --         (30)           (24)         (54)
Annuity benefits                                                                     --        (279)          (274)        (553)
Surrender benefits                                                                   --         (21)           (18)         (39)
Other benefits                                                                       --         (31)           (30)         (61)
Other expenses                                                                       --          --             --           --
                                                                                -------       -----          -----      -------
Total benefits and expenses                                                          --        (361)          (346)        (707)
                                                                                -------       -----          -----      -------
Net gain from operations before dividends to policyholders and federal income
  taxes                                                                               8         (11)           106          103
Dividends to policyholders                                                           --          (2)            --           (2)
                                                                                -------       -----          -----      -------
Net gain from operations after dividends to policyholders and before federal
  income taxes                                                                  $     8       $  (9)         $ 106      $   105
                                                                                -------       -----          -----      -------

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

16. FEDERAL INCOME TAXES

U.S. Tax Reform Overview

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

..   Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete.

..   Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable.

..   If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $324 million attributable to the reduction in the U.S. corporate income tax. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. The Company filed its 2017 consolidated U.S. income tax return and has completed its review of the primary impact of the Tax Act provisions on its deferred taxes. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and has made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Life Insurance Companies

The Tax Act modified computations of insurance reserves for Life insurance companies. Specifically, the Act directs that tax reserves be computed with reference to the NAIC reserves. Adjustments related to the differences in insurance reserves balances computed historically versus under the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to new deferred tax liabilities. At December 31, 2017, the Company recorded a provisional estimate of $99 million with respect to such deferred tax liabilities. This increase in deferred tax liabilities

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed its review and accounting of the tax reserve computations, and recorded offsetting decreases of $17 million to both deferred tax liabilities and deferred tax assets.

Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of its deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on its determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed its review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed its accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The following table presents the components of the net deferred tax assets and liabilities:

                                            December 31, 2018      December 31, 2017            Change
                                          ---------------------- ---------------------- ----------------------
(in millions)                             Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                             -------- ------- ----- -------- ------- ----- -------- ------- -----
Gross DTA                                   $564    $126   $690    $462    $147   $609   $ 102    $(21)  $  81
Statutory valuation allowance adjustment      --      16     16      --      --     --      --      16      16
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Adjusted gross DTA                           564     110    674     462     147    609     102     (37)     65
DTA non-admitted                             386     110    496     176     147    323     210     (37)    173
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Net admitted DTA                             178      --    178     286      --    286    (108)     --    (108)
DTL                                           92      --     92     123      --    123     (31)     --     (31)
                                            ----    ----   ----    ----    ----   ----   -----    ----   -----
Total                                       $ 86    $ --   $ 86    $163    $ --   $163   $ (77)   $ --   $ (77)
                                            ====    ====   ====    ====    ====   ====   =====    ====   =====

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents the ordinary and capital DTA admitted assets as the result of the application of SSAP 101:

                                                             December 31, 2018      December 31, 2017            Change
                                                           ---------------------- ---------------------- ----------------------
(in millions)                                              Ordinary Capital Total Ordinary Capital Total Ordinary Capital Total
-------------                                              -------- ------- ----- -------- ------- ----- -------- ------- -----
Admission calculation components SSAP 101
   Federal income taxes paid in prior years recoverable
     through loss carry backs                                $ --     $--   $ --    $ --     $--   $ --   $  --     $--   $  --
   Adjusted gross DTA expected to be realized
     (excluding amount of DTA from above) after
     application of the threshold limitation                   86      --     86     163      --    163     (77)     --     (77)
       1. Adjusted gross DTA expected to be realized
         following the reporting date                          86      --     86     163      --    163     (77)     --     (77)
       2. Adjusted gross DTA allowed per limitation
         threshold                                             --      --    236      --      --    239      --      --      (3)
   Adjusted gross DTA (excluding the amount of DTA
     from above) offset by gross DTL                           92      --     92     123      --    123     (31)     --     (31)
                                                             ----     ---   ----    ----     ---   ----   -----     ---   -----
DTA admitted as the result of application of SSAP 101        $178     $--   $178    $286     $--   $286   $(108)    $--   $(108)
                                                             ====     ===   ====    ====     ===   ====   =====     ===   =====

The following table presents the ratio percentage and amount of adjusted capital to determine the recovery period and threshold limitation amount:

                                                                   Years ended December 31,
                                                                   ----------------------
($ in millions)                                                       2018         2017
---------------                                                    ----------   ----------
Ratio percentage used to determine recovery period and threshold
  limitation amount                                                       652%         912%
Amount of adjusted capital and surplus used to determine recovery
  period and threshold limitation amount                           $    1,575   $    1,901

The Company has no tax planning strategies used in the determination of adjusted gross DTA's or net admitted DTA's.

The Company's planning strategy does not include the use of reinsurance.

The Company is not aware of any significant DTLs that are not recognized in the statutory financial statements.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following tables present the major components of the current income tax expense and net deferred tax assets (liabilities):

                                                           Years Ended December 31,
                                                      ----------------------------------
(in millions)                                             2018         2017       2016
-------------                                         ------------  ---------- ---------
Current income tax expense
   Federal                                            $         73  $      121 $      50
   Federal income tax on net capital gains (losses)            (10)          2       (45)
                                                      ------------  ---------- ---------
   Federal income tax incurred                        $         63  $      123 $       5
                                                      ============  ========== =========

                                                                               Years Ended December 31,
                                                                               -----------------------
(in millions)                                                                      2018         2017      Change
-------------                                                                  ------------  ---------- ----------
Deferred tax assets:
   Ordinary:
       Policyholder reserves                                                   $        499  $      404 $       95
       Investments                                                                        1           2         (1)
       Deferred acquisition costs                                                        43          42          1
       Fixed assets                                                                       6          --          6
       Tax credit carryforward                                                            1           1         --
       Other (including items less than 5% of total ordinary tax assets)                 14          13          1
                                                                               ------------  ---------- ----------
       Subtotal                                                                         564         462        102
       Non-admitted                                                                     386         176        210
                                                                               ------------  ---------- ----------
       Admitted ordinary deferred tax assets                                            178         286       (108)
                                                                               ------------  ---------- ----------
Capital:
       Investments                                                                      126         144        (18)
       Real estate                                                                       --           3         (3)
                                                                               ------------  ---------- ----------
       Subtotal                                                                         126         147        (21)
   Statutory valuation allowance adjustment                                              16          --         16
   Non-admitted                                                                         110         147        (37)
                                                                               ------------  ---------- ----------
   Admitted capital deferred tax assets                                                  --          --         --
                                                                               ------------  ---------- ----------
Admitted deferred tax assets                                                            178         286       (108)
                                                                               ------------  ---------- ----------
Deferred tax liabilities:
   Ordinary:
       Deferred and uncollected premium                                                  15          24         (9)
       Policyholder reserves                                                             77          99        (22)
                                                                               ------------  ---------- ----------
Deferred tax liabilities                                                                 92         123        (31)
                                                                               ------------  ---------- ----------
Net deferred tax assets (liabilities)                                          $         86  $      163 $      (77)
                                                                               ============  ========== ==========

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus):

                                                 Years Ended December 31,
                                                 -----------------------
(in millions)                                       2018         2017       Change
-------------                                    -----------  ----------- ---------
Total adjusted deferred tax assets               $       674  $       609 $      65
Total deferred tax liabilities                            92          123       (31)
                                                 -----------  ----------- ---------
Net adjusted deferred tax assets                 $       582  $       486        96
                                                 ===========  ===========
Tax effect of unrealized capital gains (losses)                                  (8)
                                                                          ---------
Change in net deferred income tax                                         $      88
                                                                          =========

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents the significant items causing this difference:

                                                   December 31, 2018    December 31, 2017    December 31, 2016
                                                 -------------------   -------------------  ------------------
                                                            Effective             Effective           Effective
(in millions)                                      Amount   Tax Rate     Amount   Tax Rate   Amount   Tax Rate
-------------                                    ---------  ---------  ---------  --------- -------  ---------
Income tax expense (benefit) at applicable rate  $     (37)     21.0%  $      94     35.0%  $    21       35.0%
Change in valuation adjustment                          16      (9.0)         --       --      (115)    (189.7)
Surplus adjustments                                     13      (7.1)        (24)    (8.8)        3        4.9
Prior year return true-ups and adjustments             (11)      5.9           1      0.2        (1)      (1.9)
Amortization of interest maintenance reserve            (7)      4.0         (14)    (5.3)      (13)     (21.4)
Change in non-admitted assets                            3      (1.6)          1      0.2        (5)      (9.1)
Dividend received deduction                             (2)      0.6          (5)    (1.7)       (4)      (7.6)
Impact of Tax Act                                       --        --         316    117.1        --         --
Other permanent adjustments                             --        --           3      1.2        (2)      (3.6)
Expiration of excess capital losses                     --        --          --       --        --        0.3
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========
Federal income taxes incurred                    $      63     (35.8)% $     123     45.6%  $     5        7.5%
Change in net deferred income taxes                    (88)     49.6         249     92.3      (121)    (200.6)
                                                 ---------  --------   ---------   ------   -------  ---------
Statutory income tax expense (benefit)           $     (25)     13.8%  $     372    137.9%  $  (116)    (193.1)%
                                                 =========  ========   =========   ======   =======  =========

At December 31, 2018, the Company's foreign tax credits carry forward for 2018 through 2025 totaled $1 million.

At December 31, 2018, the Company had no operating loss carry forwards or capital loss carry forwards.

At December 31, 2018, the Company had less than $1 million of general business credit carry forwards.

At December 31, 2018, the Company had no charitable contribution carry forwards.

The following table presents income tax incurred that is available for recoupment in the event of future net losses:

                             (in millions)
                             December 31,   Capital
                             ------------   -------
                                2016          $--
                                2017           65
                                2018           --
                                              ---
                                Total         $65
                                              ===

In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 101, the Company assessed its ability to realize DTAs of $690 million and concluded that a valuation allowance of $16 million was required at December 31, 2018. Similarly, the Company assessed its ability to realize DTAs of $609 million and concluded that no valuation allowance was required at December 31, 2017.

The Company had no deposits admitted under Internal Revenue Code Section 6603.

The Company joins in the filing of a consolidated federal income tax return with AIG Parent.

The Company has a written agreement with AIG Parent under which each subsidiary agrees to pay AIG Parent an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

The following table presents a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties:

                                                       Years Ended December 31,
                                                       -----------------------
 (in millions)                                            2018         2017
 -------------                                         -----------  -----------
 Gross unrecognized tax benefits at beginning of year  $        --  $        --
    Increases in tax position for prior years                   --           --
    Decreases in tax position for prior years                   --           --
                                                       -----------  -----------
 Gross unrecognized tax benefits at end of year        $        --  $        --
                                                       ===========  ===========

As of December 31, 2018 and 2017, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were less than $1 million, for both years.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expenses. At both December 31, 2018 and 2017, the Company had accrued less than $1 million for the payment of interest (net of federal benefit) and penalties. In 2018, the Company recognized an expense of less than $1 million, while in both 2017 and 2016, the Company recognized a benefit of less than $1 million, net of federal benefit, and penalties.

The Company regularly evaluates proposed adjustments by taxing authorities. At December 31, 2018, such proposed adjustments would not have resulted in a material change to the Company's financial condition, although it is possible that the effect could be material to the Company's results of operations for an individual reporting period. Although it is reasonably possible that a change in the balance of unrecognized tax benefits may occur within the next twelve months, based on the information currently available, the Company does not expect any change to be material to its financial condition.

The Company is currently under Internal Revenue Service (IRS) examinations for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2018 remain subject to examination by major tax jurisdictions.

17. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized, and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2018, the Company exceeded RBC requirements that would require any regulatory action.

The Company is subject to New York State Business Corporation Law, which imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by the Company without prior approval of the NYDFS in a calendar year is set forth in New York Insurance Law. With respect to 2019, the maximum amount of dividends that can be paid by us to the Parent without prior approval of the NYDFS is the lesser of: (1) 10 percent of the Company's statutory surplus as regards policyholders as of the immediately preceding calendar year; or (2) statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains. The Company cannot pay any dividends to Parent in 2019 without prior approval of NYDFS.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Dividends are paid as determined by the Board of Directors and are noncumulative. The following table presents the dividends paid by the Company during 2018, 2017 and 2016:

                                                                                               Amount
Date                                                                Type   Cash or Non-cash (in millions)
----------------------------------------------------------------  -------- ---------------- -------------
2018
   June 26, 2018                                                  Ordinary       Cash           $ 70
   September 24, 2018                                             Ordinary       Cash             36
   December 26, 2018                                              Ordinary       Cash             36
2017
   March 30, 2017                                                 Ordinary       Cash           $140

18. RETIREMENT PLANS AND SHARE-BASED AND DEFERRED COMPENSATION PLANS

The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

Employee Retirement Plan

The Company's employees participate in various AIG Parent-sponsored defined benefit pension and postretirement plans. AIG Parent, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG Parent's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG Parent and its subsidiaries.

The following table presents information about employee-related costs (expense credits) allocated to the Company:

                                                                  Years ended December 31,
                                                                  ------------------------
(in millions)                                                     2018     2017    2016
-------------                                                     ----     ----    ----
Defined benefit plans                                             $(2)     $--      $3
                                                                  ---      ---      --
Total                                                             $(2)     $--      $3
                                                                  ===      ===      ==

Defined Contribution Plan

AIG Parent sponsors a 401(k) plan which provides for pre-tax salary reduction contributions by its U.S. employees. The Company made matching contributions of 100 percent of the first six percent of participant contributions, subject to IRS-imposed limitations.

Effective January 1, 2016, AIG Parent provides participants in the plan an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the IRS-imposed limitations.

The Company's pre-tax expenses associated with this plan were $3 million, $4 million and $5 million in 2018, 2017 and 2016, respectively.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Share-based and Deferred Compensation Plans

During 2018, 2017 and 2016, certain Company employees were granted performance share units under the AIG Parent 2013 Long Term Incentive Plan that provide them the opportunity to receive shares of AIG Parent common stock based on AIG Parent achieving specified performance goals at the end of a three-year performance period and the employee satisfying service requirements. The Company recognized compensation expense of $3 million, $3 million and $2 million in 2018, 2017 and 2016, respectively.

Prior to 2013, some of the Company's officers and key employees were granted restricted stock units and stock appreciation rights that provide for cash settlement linked to the value of AIG Parent common stock if certain requirements were met. The Company did not recognize any expense for unsettled awards during both 2018 and 2017.

19. DEBT

The Company is a member of the FHLB of New York.

Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of liquidity or for other uses deemed appropriate by management. The Company's ownership in the FHLB stock is reported as common stock. Pursuant to the membership terms, the Company elected to pledge such stock to the FHLB as collateral for the Company's obligations under agreements entered into with the FHLB.

Cash advances obtained from the FHLB are reported in and accounted for as borrowed money. The Company may periodically obtain cash advances on a same-day basis, up to a limit determined by management and applicable laws. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. To provide adequate collateral for potential advances, the Company has pledged securities to the FHLB in excess of outstanding borrowings. Upon any event of default by the Company, the recovery by the FHLB would generally be limited to the amount of the Company's liability under advances borrowed.

The following table presents the aggregate carrying value of stock held with FHLB of New York and the classification of the stock:

                                                                     December 31,
                                                                     -----------
(in millions)                                                         2018   2017
-------------                                                        ------  ----
Membership stock - Class B                                           $    8  $  9
Total                                                                $    8  $  9
                                                                     ------  ----
Actual or estimated borrowing capacity as determined by the insurer  $1,122  $810
                                                                     ======  ====

The Company did not hold any Class A or Excess Stock at December 31, 2018 or
2017.

The following table presents the amount of collateral pledged, including FHLB common stock held, to secure advances from the FHLB:

                                                December 31, 2018 December 31, 2017
                                                ----------------- -----------------
                                                Amortized  Fair   Amortized  Fair
(in millions)                                     Cost     Value    Cost     Value
-------------                                   ---------  -----  ---------  -----
Amount pledged                                    $264     $270     $133     $137
Maximum amount pledged during reporting period    $266     $267     $135     $141

The Company's borrowing capacity determined quarterly based upon the borrowing limit imposed by statute in the state of domicile.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The following table presents the outstanding funding agreements and maximum borrowings from the FHLB:

                                                            December 31,
                                                            ------------
           (in millions)                                    2018   2017
           -------------                                    ----   ----
           Amount outstanding                               $ --   $--
           Maximum amount borrowed during reporting period  $110   $20

20. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had commitments to provide funding to various limited partnerships totaling $638 million and $271 million at December 31, 2018 and 2017, respectively. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2018, $236 million are currently expected to expire in 2019 and the remainder by 2021, based on the expected life cycle of the related fund and the Company's historical funding trends for such commitments.

At December 31, 2018 and 2017, the Company had $183 million and $82 million, respectively, of outstanding commitments related to various funding obligations associated with its investments in commercial mortgage loans. Of the total current commitments, $142 million are expected to expire in 2019 and the remainder by 2023, based on the expected life cycle of the related loans and the Company's historical funding trends for such commitments.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, future minimum rental commitments, and rental expense under operating leases are not material.

Contingencies

Legal Matters

Various lawsuits against the Company have arisen in the ordinary course of business. The Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Regulatory Matters

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


The Company had $2 million of accrued liability at both December 31, 2018 and 2017, for these guarantee fund assessments. The Company has recorded receivables of $2 million and $2 million at December 31, 2018 and 2017, respectively, for expected recoveries against the payment of future premium taxes.

During 2018 and 2017, the Company wrote accident and health insurance premiums that were subject to the risk-sharing provisions of the Affordable Care Act
(ACA). However, the Company had no balances for the risk corridors program due to exclusion from the program. There was no financial impact of risk-sharing provisions on assets, liabilities or operations, related to the Permanent ACA Risk Adjustment Program. In addition, there was no financial impact of risk-sharing provisions on assets and liabilities related to the Transitional ACA Reinsurance Program. Under this program, the Company has recorded an insignificant amount in reinsurance recoveries due to ACA Reinsurance payments.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, investigations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations, investigations, and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations, investigations, or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company provides products and services that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), or the Internal Revenue Code of 1986, as amended (the Internal Revenue Code). Plans subject to ERISA include certain pension and profit sharing plans and welfare plans, including health, life and disability plans. As a result, the Company's activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and that, fiduciaries may not cause a covered plan to engage in certain prohibited transactions.

The SEC, federal and state lawmakers and state insurance regulators continue their efforts at evaluating what is an appropriate regulatory framework around a standard of care for the sale of investment products and services. For example, on April 18, 2018, the SEC proposed a package of rulemakings and interpretations designed to address the standard of care issues and the transparency of retail investors' relationships with investment advisors and broker-dealers. Additionally, on July 18, 2018, the New York State Department of Financial Services adopted a best interest standard of care regulation applicable to annuity and life transactions through issuance of the First Amendment to Insurance Regulation 187 - Suitability and Best Interests in Life Insurance and Annuity Transactions (Regulation 187). The compliance date for Regulation 187 is August 1, 2019 for annuity products and February 1, 2020 for life products. As amended, Regulation 187 requires producers to act in their client's best interest when making point-of-sale and inforce recommendations, and provide in writing the basis for the recommendation, as well as the facts and analysis to support the recommendation. The amended regulation also imposes additional duties on life insurance companies in relation to these transactions, such as requiring insurers to establish and maintain procedures designed to prevent financial exploitation and abuse. The Company will implement and enhance processes and procedures, where needed, to comply with this regulation. Other states, such as Nevada, Maryland and New Jersey, have also proposed similar standard of care regulations applicable to insurance producers and/or insurance companies. The Company continues to closely follow these proposals and other relevant federal and state-level regulatory and legislative developments in this area. While management cannot predict the long-term impact of these developments on the Company's businesses, the Company believes its diverse product offerings and distribution relationships position the Company to compete effectively in this evolving marketplace.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


21. RELATED PARTY TRANSACTIONS

Events Related to AIG Parent

AIG Parent formed Fortitude Group Holdings, LLC (Fortitude Holdings) to act as a holding company for Fortitude Re. On November 13, 2018, AIG Parent completed the sale of a 19.9 percent ownership interest in Fortitude Holdings to TC Group Cayman Investment Holdings, L.P. (TCG), an affiliate of The Carlyle Group L.P. (Carlyle) (the Fortitude Re Closing). Fortitude Holdings owns 100 percent of the outstanding common shares of Fortitude Re and AIG Parent has an
80.1 percent ownership interest in Fortitude Holdings. In connection with the sale, AIG Parent agreed to certain investment commitment targets into various Carlyle strategies and to certain minimum investment management fee payments within thirty-six months following the Fortitude Re Closing. AIG Parent also will be required to pay a proportionate amount of an agreed make-whole fee to the extent AIG Parent fails to satisfy such investment commitment targets. In connection with the Fortitude Re Closing, the Company's insurance company subsidiaries, AGL and VALIC, have each also entered into an investment management agreement with a Carlyle affiliate pursuant to which such subsidiary retained the Carlyle affiliate to manage certain assets in its general account investment portfolio.

AIG Parent continues to execute initiatives focused on organizational simplification, operational efficiency, and business rationalization. In keeping with AIG's broad and ongoing efforts to transform for long-term competitiveness, AIG Parent recognized restructuring costs of $395 million, $413 million and $694 million of pre-tax restructuring and other costs in 2018, 2017 and 2016, respectively, primarily comprised of employee severance charges.

Additional information on AIG Parent is publicly available in AIG Parent's regulatory filings with the SEC, which can be found at www.sec.gov. Information regarding AIG Parent as described herein is qualified by regulatory filings AIG Parent files from time to time with the SEC.

Affiliate Transactions

The Company purchases or sells securities, at fair market value, to or from affiliates in the ordinary course of business.

During the year ended December 31, 2018, the Company purchased or sold securities, at fair market value, from or to one or more of its affiliates in the ordinary course of business. In December 2018, AGL transferred bonds and leveraged loans to the Company, with an aggregate fair market value of approximately $524,935,580, in exchange for bonds and cash of equivalent value. Additionally, in December 2018, the Company transferred bonds to VALIC, with an aggregate fair market value of approximately $210,437,344, in exchange for bonds, leveraged loans and cash of equivalent value. These exchanges were intended to better balance investment risks and returns between USL and its insurance company affiliates. None of the foregoing transactions individually exceeded one-half of one percent of the Company's admitted assets, or when aggregated with similar purchase, sale or exchange transactions made in the ordinary course of business in the last twelve months, exceeded three percent of the Company's admitted assets. For additional information regarding purchase and sale transactions involving the Company with an affiliate, please refer to the Company's Annual Registration Statement and monthly amendments filed with the NYDFS.

Additionally, in 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIG Global Real Estate Investment Corp. (including its investment management affiliates, "AIGGRE"), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $72 million (representing an approximately 6% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $32.2 million) and cash (approximately $15.9 million). In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $135 million (representing approximately 5% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)

approximately $67.8 million) and cash (approximately $36.2 million). Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $26.1 million (representing an approximately 4% equity interest therein), and contributed to the fund a combination of the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $12.9 million) and cash (approximately $4.2 million).

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I were approximately $23.7 million, $29.1 million and $11.9 million, respectively.

In February 2018, the Company executed a Modified Coinsurance (ModCo) Agreement with Fortitude Reinsurance Company, Ltd (FRL), (formerly DSA Reinsurance Company Limited), an AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda. See Note 15 for additional information regarding this reinsurance transaction.

In January and February 2017, the Company purchased investment grade private placement bonds from certain affiliated AIG domestic property casualty insurance companies, at fair market value, for cash consideration totaling approximately $158 million.

In October 2017, the Company's subsidiary, AIG Home Loan 4, transferred a portfolio of U.S. residential mortgage loans with a carrying value of approximately $73 million to a newly formed special purpose vehicle. The transaction involved securitization of the transferred loans and the special purpose vehicle issued residential mortgage-backed securities. The residential mortgage-backed securities purchased by the Company from the special purpose vehicle are accounted for as non-affiliated securities and are valued and reported in accordance with the designation assigned by the NAIC Securities Valuation Office and SSAP 43 - Revised - Loan-Backed and Structured Securities.

In September 2017, the Company transferred to American General Life Insurance Company securities having an aggregate fair market value of $347 million and $3 million in cash in exchange for securities having an aggregate fair market value of $350 million.

In May 2017, the Company's wholly owned subsidiary, AIG Home Loan 4, LLC, transferred certain residential mortgage loans (RMLs) to the Company as a return of capital distribution. The RMLs were recorded by the Company in the amount of $274 million which was the loans' adjusted carrying value at the time of transfer. Prior to the transfer, the RMLs were indirectly owned by the Company through its investment in AIG Home Loan 4, LLC, which was reported on Schedule BA. After the transfer, the RMLs are directly owned by the Company and reported as Schedule B assets.

During 2016, the Company transferred approximately $5 million, respectively, of its limited partnership interests in various hedge funds and private equity investments to American Home Assurance Company (American Home), an affiliate, as part of an initiative to improve asset-liability management in AIG Parent's domestic life and property casualty insurance companies. These transfers were made at fair market value, calculated based on applicable customary practices for such assets.

Financing Agreements

On January 1, 2015, the Company and certain of its affiliates entered into a revolving loan facility with AIG Parent, in which the Company and each such affiliate can borrow monies from AIG Parent subject to certain terms and conditions. Principal amounts borrowed under this facility may be repaid and re-borrowed, in whole or in part, from time to time, without penalty. However, the total aggregate amount of loans borrowed by all borrowers under the facility cannot exceed $500 million. The loan facility also sets forth individual borrowing limits for each borrower, with the Company's maximum borrowing limit being $500 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


At December 31, 2018, the Company did not have any amounts outstanding under the facility.

Investments in Subsidiary, Controlled and Affiliated

The following table presents information regarding the Company's investments in non-insurance SCA entities as of December 31, 2018:

                                               Admitted
                           Gross  Non-admitted  Asset
     (in millions)         Amount    Amount     Amount  Date of NAIC Filing
     -------------         ------ ------------ -------- -------------------
     AIG, Inc.              $--       $--        $--       July 27, 2018
     AIG Home loan 4, LLC    63        --         63      Not Applicable
                            ---       ---        ---
     Total                  $63       $--        $63
                            ===       ===        ===

Operating Agreements

The Company's short-term investments included investments in a Liquidity Pool in which funds are managed by an affiliate, AIG Parent Capital Management Corporation, in the amount of $63 million and $19 million at December 31, 2018 and 2017, respectively.

Pursuant to service and expense agreements, AIG Parent and certain affiliates provide, or cause to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. In all cases, billed amounts pursuant to these agreements do not exceed the cost to AIG Parent or the affiliate providing the service. The Company was charged $112 million, $113 million and $123 million under such agreements for the years ended December 31, 2018, 2017 and 2016, respectively.

Pursuant to an amended and restated investment advisory agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $19 million, $20 million and $19 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Other

The Company engages in structured settlement transactions, certain of which involve affiliated property and casualty insurers that are subsidiaries of AIG Parent. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity issued by the Company for the ultimate benefit of the claimant. In certain structured settlement arrangements, the affiliated property and casualty insurance company remains contingently liable for the payments to the claimant. In addition, the Company had liabilities for structured settlement transactions where the affiliated property and casualty insurers were no longer contingently liable for the payments to the claimant.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


22. SUBSEQUENT EVENTS

Management considers events or transactions that occur after the reporting date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. The Company has evaluated subsequent events through April 22, 2019, the date the financial statements were issued.

In January 2019, USL and several of its U.S. insurance company affiliates established AIGGRE U.S. Real Estate Fund III, LP ("U.S. Fund III"), a real estate investment fund managed by AIGGRE. At the closing of U.S. Fund III on January 2, 2019, the Company made a capital commitment to the fund of up to $120 million, which represents an approximately 8% equity interest in the fund. In connection with the closing of U.S. Fund III, the Company contributed to the fund its interests in certain real estate equity investments with an aggregate fair value of approximately $31 million and received a cash payment of approximately $12 million. The Company's unfunded capital commitment to U.S. Fund III at January 2, 2019, upon the closing of U.S. Fund III, was approximately $101 million.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


23. LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS AND STRUCTURED NOTES
HOLDINGS

LBaSS

The following table presents the LBaSS held by the Company at December 31, 2018 for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

(in thousands)
                 Amortized Cost Present Value of            Amortized                Date of Financial
                 Before Current  Projected Cash  Recognized Cost After Fair Value at  Statement Where
CUSIP             Period OTTI        Flows          OTTI       OTTI    Time of OTTI      Reported
-----            -------------- ---------------- ---------- ---------- ------------- -----------------
00703QAA0           $  3,576    $         3,531    $   45    $  3,531    $  3,498       03/31/2018
12669EQ41              1,712              1,604       108       1,604       1,712       03/31/2018
939336D26                235                215        20         215         226       03/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $  5,523    $         5,350    $  173    $  5,350    $  5,436
                    ========    ===============    ======    ========    ========
007036UQ7           $  2,014    $         1,938    $   76    $  1,938    $  1,793       06/30/2018
32051GJ55              2,606              2,587        19       2,587       2,596       06/30/2018
69371VBH9                338                325        13         325         336       06/30/2018
05946XUE1              6,541              6,500        41       6,500       6,490       06/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 11,499    $        11,350    $  149    $ 11,350    $ 11,215
                    ========    ===============    ======    ========    ========
94982HAL1           $  8,649    $         8,649    $   --    $  8,649    $  8,634       09/30/2018
12544KAA1              6,979              6,951        28       6,951       6,785       09/30/2018
939355AD5              6,978              6,923        55       6,923       6,928       09/30/2018
92927XAA2             12,506             12,172       334      12,172      12,493       09/30/2018
92922FEC8                667                664         3         664         655       09/30/2018
12652CBB4              2,291              2,288         3       2,288       2,167       09/30/2018
12652CBC2                788                785         3         785         762       09/30/2018
74160MCA8                100                100        --         100          96       09/30/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $ 38,958    $        38,532    $  426    $ 38,532    $ 38,520
                    ========    ===============    ======    ========    ========
17307G6L7           $  6,796              6,540    $  256    $  6,540    $  6,088       12/31/2018
59023NAA6             10,195             10,115        80      10,115       9,866       12/31/2018
94983KAA7             38,051             37,987        64      37,987      37,386       12/31/2018
35563PCE7             11,749             11,676        73      11,676      11,707       12/31/2018
93934FCF7              9,457              9,413        44       9,413       9,224       12/31/2018
94984WAK8             18,087             17,599       488      17,599      17,125       12/31/2018
855541AC2             10,256             10,093       163      10,093      10,106       12/31/2018
94984XAS9              3,120              3,091        29       3,091       2,954       12/31/2018
361849R46             15,067             11,955     3,112      11,955      15,039       12/31/2018
60688CAJ5                187                169        18         169         178       12/31/2018
76111XRR6              2,871              2,665       206       2,665       2,789       12/31/2018
05952GAE1              4,538              4,265       273       4,265       4,432       12/31/2018
161546FA9              1,288              1,279         9       1,279       1,260       12/31/2018
126694JS8                675                671         4         671         675       12/31/2018
878048AG2                272                263         9         263         263       12/31/2018
32053NAC2              2,560              2,375       185       2,375       2,553       12/31/2018
12669GAU5              2,973              2,908        65       2,908       2,925       12/31/2018
466247KK8              7,086              7,065        21       7,065       6,777       12/31/2018
92922FFB9              2,109              2,099        10       2,099       2,006       12/31/2018
74160MBZ4                574                572         2         572         559       12/31/2018
126694EK0              2,838              2,732       106       2,732       2,813       12/31/2018
50179MAH4                377                372         5         372         245       12/31/2018
693680BG4                776                770         6         770         722       12/31/2018
                    --------    ---------------    ------    --------    --------
Quarterly Total     $151,902    $       146,674    $5,228    $146,674    $147,692
                    ========    ===============    ======    ========    ========
                                 Year-end total    $5,976
                                                   ======

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
NOTES TO STATUTORY FINANCIAL STATEMENTS (Continued)


Structured Notes

The following table presents the structured notes held by the Company at December 31, 2018:

            (in thousands)
                                                     Book/Adjusted
            CUSIP             Actual Cost Fair Value Carrying Value
            -----             ----------- ---------- --------------
               03350FAA4       $    842    $    746     $    842
               054536AC1            400         394          400
               05565AAB9         20,215      20,400       20,204
               05954TAH4            796         743          735
               05954TAJ0          4,783       4,574        4,552
               05968DAA8          6,765       6,300        6,632
               06051GGG8         35,000      33,636       35,000
               06051GHA0            907         891          908
               06051GHD4            648         609          648
               06051GHM4            403         398          403
               06738CAG4          1,550       2,563        1,580
               06738EBD6          1,498       1,446        1,499
               172967LJ8          7,158       6,467        7,155
               172967LS8          7,000       6,528        7,000
               172967LU3          5,000       4,466        5,000
               23311PAA8          7,497       6,805        7,498
               25156PAC7          8,817       8,954        8,515
               30711XCB8/*/      10,500      12,052       10,500
               35177PAL1          7,685       7,634        7,227
               38141GWV2          1,000         934        1,000
               38141GWZ3            396         385          396
               38148YAA6            918         880          919
               404280BK4          1,658       1,674        1,659
               46647PAL0         22,923      21,244       22,931
               46647PAV8            402         399          402
               539439AQ2          6,000       5,337        6,000
               59156RAP3            569         579          569
               60687YAT6          6,342       6,492        6,342
               61744YAP3          5,100       5,057        5,108
               726503AE5          1,187       1,038        1,187
               780097AH4          1,225       3,078        1,376
               80281LAG0          6,000       5,423        6,000
               80928HAA1          5,130       5,092        5,130
               82669GAS3         20,000      20,418       20,000
               853254BM1          2,765       2,737        2,765
               984121CQ4          2,208       2,232        2,210
               98417EAR1          1,958       1,719        1,954
                               --------    --------     --------
            Total              $213,245    $210,324     $212,246
                               ========    ========     ========

* Structured notes held by the Company that are defined as a Mortgage-Referenced Security by the IAO.

                           Supplemental Information

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

(in millions)                                                                December 31, 2018
-------------                                                                -----------------
Investment income earned:
   Government bonds                                                               $     8
   Bonds exempt from U.S. tax                                                          --
   Other bonds (unaffiliated)                                                         938
   Bonds of affiliates                                                                 --
   Preferred stocks (unaffiliated)                                                     --
   Common stocks (unaffiliated)                                                         1
   Common stocks of affiliates                                                         --
   Cash and short-term investments                                                      3
   Mortgage loans                                                                     144
   Real estate                                                                          1
   Contract loans                                                                      11
   Other invested assets                                                               37
   Derivative instruments                                                              25
   Miscellaneous income                                                                --
                                                                                  -------
Gross investment income                                                           $ 1,168
                                                                                  =======
Real estate owned - book value less encumbrances                                  $    --
                                                                                  =======
Mortgage loans - book value:
   Commercial mortgages                                                           $ 2,750
   Residential mortgages                                                              301
   Mezzanine loans                                                                     21
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Mortgage loans by standing - book value:
   Good standing                                                                  $ 3,016
   Good standing with restructured terms                                               56
   Interest overdue more than 90 days, not in foreclosure                              --
   Foreclosure in process                                                              --
                                                                                  -------
Total mortgage loans                                                              $ 3,072
                                                                                  =======
Partnerships - statement value                                                    $ 1,034
                                                                                  =======
Bonds and stocks of parents, subsidiaries and affiliates - statement value:
   Bonds                                                                          $    --
   Common stocks                                                                       --
                                                                                  =======
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less                                                $ 1,529
       Over 1 year through 5 years                                                  4,491
       Over 5 years through 10 years                                                5,389
       Over 10 years through 20 years                                               2,326
       Over 20 years                                                                4,897
                                                                                  -------
   Total maturity                                                                 $18,632
                                                                                  =======
   Bonds and short-term investments by class - statement value:
       Class 1                                                                    $ 9,519
       Class 2                                                                      7,019
       Class 3                                                                        649
       Class 4                                                                      1,198
       Class 5                                                                        181
       Class 6                                                                         66
                                                                                  -------
   Total by class                                                                 $18,632
                                                                                  =======
   Total bonds and short-term investments publicly traded                         $11,781
   Total bonds and short-term investments privately placed                          6,851
                                                                                  =======
   Preferred stocks - statement value                                             $     6
   Common stocks - market value                                                        10
   Short-term investments - book value                                                118
   Options, caps and floors owned - statement value                                    18
   Collar, swap and forward agreements open - statement value                         (12)
   Futures contracts open - current value                                              (1)
   Cash on deposit                                                                     54

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES (Continued)


(in millions)                                                          December 31, 2018
-------------                                                          -----------------
Life insurance in-force:
   Ordinary                                                                 $68,731
   Credit                                                                        44
   Group                                                                        981
Amount of accidental death insurance in-force under ordinary policies           254
Life insurance policies with disability provisions in-force:
   Ordinary                                                                   4,240
   Group life                                                                    16
Supplementary contracts in-force:
   Ordinary - not involving life contingencies:
       Amount on deposit                                                         49
       Income payable                                                             7
   Ordinary - involving life contingencies:
       Amount on deposit                                                         24
       Income payable                                                             9
   Group - not involving life contingencies:
       Amount on deposit                                                          7
Annuities:
   Ordinary:
       Immediate - amount of income payable                                 $   225
       Deferred, fully paid - account balance                                 4,697
       Deferred, not fully paid - account balance                             8,902
   Group:
       Amount of income payable                                                 123
       Fully paid - account balance                                              34
       Not fully paid - account balance                                         567
Accident and health insurance - premiums in-force:
   Other                                                                    $     2
   Group                                                                         38
Deposit funds and dividend accumulations:
   Deposit funds - account balance                                          $     4
   Dividend accumulations - account balance                                      18
Claim payments in 2018:
   Group accident & health:
       2018                                                                 $ 2,642
       2017                                                                  15,676
       2016                                                                  12,017
       2015                                                                   8,454
       2014                                                                   5,844
       Prior                                                                 44,500
   Other accident & health:
       2018                                                                    (136)
       2017                                                                     101
       2016                                                                      (5)
       2015                                                                    (148)
       2014                                                                     359
       Prior                                                                 (1,437)

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2018
(in millions)

1. The Company's total admitted assets as of December 31, 2018 are $28.2 billion.

The Company's total admitted assets, excluding separate accounts, as of December 31, 2018 are $23.6 billion.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the IAO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                                       Percentage of
                                                                       Total Admitted
Issuer                                 Description of Exposure  Amount     Assets
-------------------------------------- -----------------------  ------ --------------
a. JPMorgan Chase & Co.                Bonds                     $173       0.70%
b. L Street II LLC                     Bonds                      143       0.60
c. Washington Mutual                   Bonds                      141       0.60
d. Wells Fargo                         Bonds                      139       0.60
e. Citigroup                           Bonds                      138       0.60
f. Morgan Stanley                      Bonds                      125       0.50
g. General Electric                    Bonds                      121       0.50
h. Varagon Sdlp Senior Note Trust      Bonds                      104       0.40
i. Comcast Corporation                 Bonds                       90       0.40
j. AIGGRE U.S. Real Estate Fund II LP  Other Invested Assets       89       0.40

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

     Bonds and Short-Term Investments           Preferred Stocks
     --------------------------------   --------------------------------
                         Percentage of                      Percentage of
                         Total Admitted                     Total Admitted
     NAIC Rating  Amount     Assets     NAIC Rating  Amount     Assets
     -----------  ------ -------------- -----------  ------ --------------
      NAIC - 1    $9,519     40.30%      P/RP - 1     $ 6         --%
      NAIC - 2     7,019     29.70       P/RP - 2      --         --
      NAIC - 3       649      2.70       P/RP - 3      --         --
      NAIC - 4     1,198      5.10       P/RP - 4      --         --
      NAIC - 5       181      0.80       P/RP - 5      --         --
      NAIC - 6        66      0.30       P/RP - 6      --         --

4. Assets held in foreign investments:

                                                                           Percentage
                                                                            of Total
                                                                            Admitted
                                                                    Amount   Assets
                                                                    ------ ----------
a. Total admitted assets held in foreign investments                $4,572   19.40%
b. Foreign currency denominated investments                            733    3.10
c. Insurance liabilities denominated in that same foreign currency      --      --

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1           $3,966   16.80%
            b. Countries rated NAIC - 2              385    1.60
            c. Countries rated NAIC - 3 or below     221    0.90

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom       $1,187    5.00%
                   Country 2: Australia               475    2.00
            b. Countries rated NAIC - 2
                   Country 1: Mexico                   66    0.30
                   Country 2: Kazakhstan               50    0.20
            c. Countries rated NAIC - 3 or below
                   Country 1: Brazil                  101    0.40
                   Country 2: Turkey                   33    0.10

7. Aggregate unhedged foreign currency exposure:

                                                             Percentage
                                                              of Total
                                                              Admitted
                                                      Amount   Assets
                                                      ------ ----------
        Aggregate unhedged foreign currency exposure   $733     3.10%

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                         Percentage
                                                          of Total
                                                          Admitted
                                                  Amount   Assets
                                                  ------ ----------
            a. Countries rated NAIC - 1            $731     3.10%
            b. Countries rated NAIC - 2              --       --
            c. Countries rated NAIC - 3 or below      2       --

9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                          Percentage
                                                           of Total
                                                           Admitted
                                                   Amount   Assets
                                                   ------ ----------
            a. Countries rated NAIC - 1
                   Country 1: United Kingdom        $440     1.90%
                   Country 2: Ireland                102     0.40
            b. Countries rated NAIC - 2
                   Country 1:                         --       --
                   Country 2:                         --       --
            c. Countries rated NAIC - 3 or below
                   Country 1: Turkey                   2       --
                   Country 2:                         --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

10. Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                              NAIC Rating Amount   Assets
                                              ----------- ------ ----------
     a. Myriad Opportunities US Fund Limited  OTHER
                                              INVESTED
                                              ASSETS       $85      0.40%
     b. KPMG LLP                              NAIC 1        75      0.30
     c. Cooperatieve Rabobank U.A.            NAIC 1/2      70      0.30
     d. Shell International Finance B.V.      NAIC 1        61      0.30
     e. Project Chapter                       COMMERCIAL
                                              MORTGAGE
                                              LOAN          57      0.20
     f. Pisces - USL                          COMMERCIAL
                                              MORTGAGE
                                              LOAN          53      0.20
     g. SWAN FUNDING 2 LIMITED                NAIC 1        50      0.20
     h. Anheuser-Busch InBev Worldwide Inc.   NAIC 2        45      0.20
     i. HSBC Holdings PLC                     NAIC 1        45      0.20
     j. Bayer US Finance II LLC               NAIC 2        42      0.20

11. Assets held in Canadian investments and un-hedged Canadian currency are less than 2.5 percent of the Company's total admitted assets.

12. Assets held in investments with contractual sales restrictions are less than 2.5 percent of the Company's total admitted assets.

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are:

                                                                 Percentage
                                                                  of Total
                                                                  Admitted
                                                          Amount   Assets
                                                          ------ ----------
     a. AIGGRE U.S. Real Estate Fund II LP                 $89      0.40%
     b. Myriad Opportunities US Fund Limited                85      0.40
     c. AIG Home Loan 4 LLC                                 63      0.30
     d. AIGGRE U.S. Real Estate Fund I LP                   41      0.20
     e. Darsana Fund LP                                     31      0.10
     f. Marina                                              26      0.10
     g. LUXOR CAPITAL PARTNERS LP                           24      0.10
     h. Insight Venture Partners IX L.P.                    23      0.10
     i. Tiger Global Private Investment Partners VIII LP    23      0.10
     j. Bayshore Shopping Center Investor LLC               23      0.10

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)

14. Assets held in nonaffiliated, privately placed equities:

                                                                                                  Percentage
                                                                                                   of Total
                                                                                                   Admitted
                                                                                           Amount   Assets
                                                                                           ------ ----------
Aggregate statement value of investment held in nonaffiliated, privately placed equities:   $141     0.60%
Largest three investments held in nonaffiliated, privately placed equities:
a. Myriad Opportunities US Fund Limited                                                     $ 85     0.40
b. Darsana Fund LP                                                                            31     0.10
c. Marina                                                                                     26     0.10

15. Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16. Mortgage loans reported in Schedule B, include the following ten largest aggregate mortgage interests. The aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties:

                                                                Percentage
                                                                 of Total
                                                                 Admitted
                                                         Amount   Assets
                                                         ------ ----------
     a. COMMERCIAL MORTGAGE LOAN, Loan No. 8002615, HI    $85      0.40%
     b. COMMERCIAL MORTGAGE LOAN, Loan No. 8002541, IN     64      0.30
     c. COMMERCIAL MORTGAGE LOAN, Loan No. 8002341, NY     63      0.30
     d. COMMERCIAL MORTGAGE LOAN, Loan No. 8002157, NY     61      0.30
     e. COMMERCIAL MORTGAGE LOAN, Loan No. 5555143, GBR    57      0.20
     f. COMMERCIAL MORTGAGE LOAN, Loan No. 5555063, GBR    54      0.20
     g. COMMERCIAL MORTGAGE LOAN, Loan No. 8002508, CA     52      0.20
     h. COMMERCIAL MORTGAGE LOAN, Loan No. 8002626, NY     49      0.20
     i. COMMERCIAL MORTGAGE LOAN, Loan No. 4010014, CA     46      0.20
     j. COMMERCIAL MORTGAGE LOAN, Loan No. 8002406, KY     43      0.20

Amount and percentage of the reporting entity's total admitted assets held in the following categories of mortgage loans:

                                                               Percentage
                                                                of Total
                                                                Admitted
                                                        Amount   Assets
                                                        ------ ----------
       a. Construction loans                             $20      0.10%
       b. Mortgage loans over 90 days past due            --        --
       c. Mortgage loans in the process of foreclosure    --        --
       d. Mortgage loans foreclosed                       --        --
       e. Restructured mortgage loans                     56      0.20

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


17. Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

                        Residential       Commercial       Agricultural
                     ----------------  ----------------  ----------------
                            Percentage        Percentage        Percentage
                             of Total          of Total          of Total
                             Admitted          Admitted          Admitted
      Loan-to-Value  Amount   Assets   Amount   Assets   Amount   Assets
      -------------  ------ ---------- ------ ---------- ------ ----------
      a. above 95%    $ --       --%   $   --      --%    $--       --%
      b. 91% to 95%      2       --        --      --      --       --
      c. 81% to 90%     94     0.40        36    0.20      --       --
      d. 71% to 80%    124     0.50       130    0.50      --       --
      e. below 70%      81     0.30     2,583   10.90      --       --

18. Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than
2.5 percent of the Company's total admitted assets.

19. Assets held in mezzanine real estate loans are less than 2.5 percent of the Company's total admitted assets.

20. The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                                             Unaudited At End of Each Quarter
                                                                                            -----------------------------------
                                                                             At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                                                                          ----------------  ----------- ----------- -----------
                                                                                 Percentage
                                                                                  of Total
                                                                                  Admitted
                                                                          Amount   Assets     Amount      Amount      Amount
                                                                          ------ ---------- ----------- ----------- -----------
a. Securities lending (do not include assets held as collateral for such
   transactions)                                                           $100     0.40%      $256        $157        $ 92
b. Repurchase agreements                                                    115     0.50         92         100         101
c. Reverse repurchase agreements                                             --       --         --          --          --
d. Dollar repurchase agreements                                              --       --         --          --          --
e. Dollar reverse repurchase agreements                                      --       --         --          --          --

21. The Company's potential exposure to warrants not attached to other financial instruments, options, caps, and floors:

                                       Owned            Written
                                 ----------------  ----------------
                                        Percentage        Percentage
                                         of Total          of Total
                                         Admitted          Admitted
                                 Amount   Assets   Amount   Assets
                                 ------ ---------- ------ ----------
           a. Hedging             $--       --%     $--       --%
           b. Income generation    --       --       --       --
           c. Other                --       --       --       --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES (CONTINUED)
DECEMBER 31, 2018
(in millions)


22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $51      0.20%       $46         $44         $47
  b. Income generation    --        --         --          --          --
  c. Replications         --        --         --          --          --
  d. Other                --        --         --          --          --

23. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for futures contracts as of the following dates:

                                           Unaudited At End of Each Quarter
                                          -----------------------------------
                           At Year-End    1st Quarter 2nd Quarter 3rd Quarter
                        ----------------  ----------- ----------- -----------
                               Percentage
                                of Total
                                Admitted
                        Amount   Assets     Amount      Amount      Amount
                        ------ ---------- ----------- ----------- -----------
  a. Hedging             $--       --%        $20         $19         $--
  b. Income generation    --       --          --          --          --
  c. Replications         --       --          --          --          --
  d. Other                --       --          --          --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2018


                                            Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                               ------------------------  --------------------------------------------------
                                                                                 Securities
                                                                                  Lending
                                                                                 Reinvested
                                                                                 Collateral     Total
Investment Categories                       Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                       ------     ----------     ------     ----------     ------     ----------
Bonds:
   U.S. treasury securities                 $   62         0.3%       $   62        $--         $   62         0.3%
   U.S. government agency
     obligations (excluding
     mortgage- backed securities):
       Issued by U.S. government
         agencies                               --          --            --         --             --          --
       Issued by U.S. government
         sponsored agencies                     10          --            10         --             10          --
   Non-U.S. government (including
     Canada, excluding mortgage-
     backed securities)                        547         2.4           547         --            547         2.4
   Securities issued by states,
     territories and possessions
     and political subdivisions in
     the U.S.:
       States, territories and
         possessions general
         obligations                            86         0.4            86         --             86         0.4
       Political subdivisions of
         states, territories and
         possessions and political
         subdivisions general
         obligations                            41         0.2            41         --             41         0.2
       Revenue and assessment
         obligations                           481         2.1           481         --            481         2.1
       Industrial development and
         similar obligations                    10          --            10         --             10          --
   Mortgage-backed securities
     (includes residential and
     commercial MBS):
       Pass-through securities:
          Issued or guaranteed by
            GNMA                                --          --            --         --             --          --
          Issued or guaranteed by
            FNMA and FHLMC                     464         2.0           464         --            464         2.0
          All other                            645         2.8           645         --            645         2.8
       CMOs and REMICs:
          Issued or guaranteed by
            GNMA, FNMA, FHLMC or VA            831         3.6           831         --            831         3.6
          Issued by non-U.S.
            Government issuers and
            collateralized by
            mortgage-based
            securities issued or
            guaranteed by agencies
            shown in Line 1.521                 --          --            --         --             --          --
          All other                          1,563         6.8         1,563         --          1,563         6.8
   Other debt and other fixed
     income securities (excluding
     short-term):
       Unaffiliated domestic
         securities (includes
         credit tenant loans and
         hybrid securities)                  9,995        43.3         9,995         --          9,995        43.3
       Unaffiliated non-U.S.
         securities (including
         Canada)                             3,779        16.4         3,779         --          3,779        16.4
       Affiliated securities                    --          --            --         --             --          --

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE (Continued)
DECEMBER 31, 2018


                                         Gross Investment Holdings Admitted Assets as Reported in the Annual Statement
(in millions)                            ------------------------  --------------------------------------------------
                                                                               Securities
                                                                                Lending
                                                                               Reinvested
                                                                               Collateral     Total
Investment Categories                     Amount     Percentage     Amount       Amount       Amount     Percentage
---------------------                     --------   ----------     --------   ----------     --------   ----------
Equity interests:
   Investments in mutual funds           $     --         --%      $     --       $ --       $     --         --%
   Preferred stocks:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             6         --              6         --              6         --
   Publicly traded equity
     securities (excluding
     preferred stocks):
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             9         --              9         --              9         --
   Other equity securities:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                             1         --              1         --              1         --
   Other equity interests
     including tangible personal
     property under lease:
       Affiliated                              --         --             --         --             --         --
       Unaffiliated                            --         --             --         --             --         --
   Mortgage loans:
       Construction and land
         development                          238        1.0            238         --            238        1.0
       Agricultural                            --         --             --         --             --         --
       Single family residential
         properties                           301        1.3            301         --            301        1.3
       Multifamily residential
         properties                           736        3.2            736         --            736        3.2
       Commercial loans                     1,754        7.6          1,754         --          1,754        7.6
       Mezzanine real estate loans             21        0.1             21         --             21        0.1
   Real estate investments:
       Property occupied by company            --         --             --         --             --         --
       Property held for
         production of income
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
       Property held for sale
         (includes $0 million of
         property acquired in
         satisfaction of debt)                 --         --             --         --             --         --
   Contract loans                             178        0.8            178         --            178        0.8
   Derivatives                                  6         --              6         --              6         --
   Receivables for securities                  13        0.1             13         --             13        0.1
   Securities lending reinvested
     collateral assets                         89        0.4             89        XXX            XXX        XXX
   Cash, cash equivalents and
     short-term investments                   172        0.7            172         89            261        1.1
   Other invested assets                    1,047        4.5          1,047         --          1,047        4.5
                                          --------     -----        --------      ----        --------     -----
   Total invested assets                 $ 23,085      100.0%      $ 23,085       $ 89       $ 23,085      100.0%
                                          ========     =====        ========      ====        ========     =====

           National Union Fire Insurance Company of Pittsburgh, Pa.
                                An AIG Company

                               NAIC Code: 19445

                     Statutory Basis Financial Statements
                       As of December 31, 2018 and 2017
           and for the years ended December 31, 2018, 2017 and 2016

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                     Statutory Basis Financial Statements

  As of December 31, 2018 and 2017 and for the years ended December 31, 2018,
                                 2017 and 2016

                               TABLE OF CONTENTS

        Report of Independent Auditors                                                3

        Statements of Admitted Assets                                                 5

        Statements of Liabilities, Capital and Surplus                                6

        Statements of Operations and Changes in Capital and Surplus                   7

        Statements of Cash Flows                                                      8

Note 1  Organization and Summary of Significant Statutory Basis Accounting Policies   9

Note 2  Accounting Adjustments to Statutory Basis Financial Statements               22

Note 3  Investments                                                                  24

Note 4  Fair Value of Financial Instruments                                          29

Note 5  Reserves for Losses and Loss Adjustment Expenses                             31

Note 6  Related Party Transactions                                                   36

Note 7  Reinsurance                                                                  41

Note 8  Income Taxes                                                                 44

Note 9  Capital and Surplus and Dividend Restrictions                                53

Note 10 Contingencies                                                                54

Note 11 Other Significant Matters                                                    56

Note 12 Subsequent Events                                                            58

                        Report of Independent Auditors

To the Board of Directors of National Union Fire Insurance Company of Pittsburgh, Pa.:

We have audited the accompanying statutory financial statements of National Union Fire Insurance Company of Pittsburgh, Pa. (the "Company"), which comprise the statutory statements of admitted assets and liabilities, capital and surplus as of December 31, 2018 and 2017, and the related statutory statements of operations and changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2018.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1B to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Notes 1B and 1D and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the "Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles" paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2018.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in accordance with the accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania described in Note 1B.

Emphasis of Matter

As discussed in Notes 1, 5, 6 and 7 to the financial statements, the Company has entered into significant transactions with certain affiliated entities. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

New York, NY
April 22, 2019

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------
                         Statements of Admitted Assets

                                                                                     December 31, December 31,
                                                                                         2018         2017
                                                                                     ------------ ------------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2018 - $13,680; 2017 - $15,197)     $13,592      $14,845
   Common stocks, at carrying value (cost: 2018 - $513; 2017 - $631)                       495          673
   Other invested assets (cost: 2018 - $2,153 , 2017 - $2,500)                           2,312        2,795
   Mortgage loans                                                                        3,559        3,311
   Real estate                                                                              --           11
   Derivative instruments                                                                   52           --
   Short-term investments, at amortized cost (approximates fair value)                     142           --
   (Overdrafts) cash and cash equivalents                                                 (128)        (132)
   Receivable for securities sold                                                           86           43
                                                                                       -------      -------
   Total cash and invested assets                                                      $20,110      $21,546
                                                                                       -------      -------
   Investment income due and accrued                                                   $   170      $   162
   Agents' balances or uncollected premiums:
       Premiums in course of collection                                                    860          831
       Premiums and installments booked but deferred and not yet due                       241          367
       Accrued retrospective premiums                                                      511          567
   High deductible policy receivables                                                       63           43
   Reinsurance recoverable on paid losses                                                  321          276
   Funds held by or deposited with reinsurers                                              212          217
   Current federal and foreign taxes recoverable                                            --           23
   Net deferred tax assets                                                                 719          682
   Receivables from parent, subsidiaries and affiliates                                    891          838
   Other assets                                                                            146          178
   Allowance for uncollectible accounts                                                    (53)         (72)
                                                                                       -------      -------
   Total admitted assets                                                               $24,191      $25,658
                                                                                       -------      -------

               See Notes to Statutory Basis Financial Statements

--------------------------------------------------------------------------------
5   STATEMENTS OF ADMITTED ASSETS - As of December 31, 2018 and 2017

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions, Except Par Value Per Share Information)
--------------------------------------------------------------------------------
                Statements of Liabilities, Capital and Surplus

                                                                                               December 31, December 31,
                                                                                                   2018         2017
                                                                                               ------------ ------------
Liabilities
Reserves for losses and loss adjustment expenses                                                 $10,606      $11,853
Unearned premium reserves                                                                          3,213        3,258
Commissions, premium taxes, and other expenses payable                                               140          141
Reinsurance payable on paid loss and loss adjustment expenses                                        239          244
Current federal taxes payable to parent                                                               20           --
Funds held by company under reinsurance treaties                                                   2,113        1,695
Provision for reinsurance                                                                             19           18
Ceded reinsurance premiums payable, net of ceding commissions                                        292          241
Collateral deposit liability                                                                         369          393
Payable for securities purchased                                                                      51           19
Payable to parent, subsidiaries and affiliates                                                     1,092          926
Derivative instruments                                                                                --            9
Borrowed money                                                                                        --           63
Other liabilities                                                                                    518          368
                                                                                                 -------      -------
   Total liabilities                                                                             $18,672      $19,228
                                                                                                 -------      -------
Capital and Surplus
Common capital stock, $5.00 par value, 1,000,000 shares authorized, 895,750 shares issued and
  outstanding                                                                                    $     4      $     4
Capital in excess of par value                                                                     5,485        6,011
Unassigned surplus                                                                                  (549)          13
Special surplus funds from reinsurance                                                               579          402
                                                                                                 -------      -------
   Total capital and surplus                                                                       5,519        6,430
                                                                                                 -------      -------
   Total liabilities, capital and surplus                                                        $24,191      $25,658
                                                                                                 =======      =======

               See Notes to Statutory Basis Financial Statements

--------------------------------------------------------------------------------
6   STATEMENTS OF LIABILITIES, CAPITAL and SURPLUS - As of December 31, 2018
    and 2017

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------
          Statements of Operations and Changes in Capital and Surplus

                                                                                           For the Years Ended December 31,
                                                                                          ----------------------------------
                                                                                              2018        2017        2016
                                                                                          ----------  ----------  ----------
Statements of Operations
Underwriting income:
Premiums earned                                                                           $    4,953  $    5,052  $    5,100
                                                                                          ----------  ----------  ----------
Underwriting deductions:
   Losses incurred                                                                             3,829       4,005       4,750
   Loss adjustment expenses                                                                      294         434         338
   Other underwriting expenses                                                                 1,882       1,686       1,530
                                                                                          ----------  ----------  ----------
Total underwriting deductions                                                                  6,005       6,125       6,618
                                                                                          ----------  ----------  ----------
Net underwriting loss                                                                         (1,052)     (1,073)     (1,518)
                                                                                          ----------  ----------  ----------
Investment gain:
   Net investment income earned                                                                  858         892       1,146
   Net realized capital (losses) gains (net of capital gains tax expense: 2018 -
     $36; 2017 - $38; 2016 - $1)                                                                 (99)        197          73
                                                                                          ----------  ----------  ----------
Net investment gain                                                                              759       1,089       1,219
                                                                                          ----------  ----------  ----------
Retroactive reinsurance (loss) gain                                                               --        (409)        277
Net loss from agents' or premium balances charged-off                                             (3)        (29)        (19)
Other (expense) income                                                                          (136)         39         (18)
                                                                                          ----------  ----------  ----------
Income (loss) after capital gains taxes and before federal income taxes                         (432)       (383)        (59)
Federal and foreign income tax (benefit) expense                                                 (29)        (27)         14
                                                                                          ----------  ----------  ----------
Net (loss) Income                                                                         $     (403) $     (356) $      (73)
                                                                                          ----------  ----------  ----------
Changes in Capital and Surplus
Capital and surplus, as of December 31, previous year                                     $    6,430  $    5,966  $    6,682
   Adjustment to beginning surplus (Note 2)                                                       11          62          71
                                                                                          ----------  ----------  ----------
Capital and surplus, as of January 1,                                                          6,441       6,028       6,753
   Other changes in capital and surplus:
       Net (loss) income                                                                        (403)       (356)        (73)
       Change in net unrealized capital (losses) gains (net of capital gains tax
         (benefit) expense: 2018 - $(2); 2017 - $(10); 2016 - $(71))                             (29)        189        (195)
       Change in net deferred income tax                                                         102        (325)         36
       Change in nonadmitted assets                                                              (37)        314          85
       Change in provision for reinsurance                                                        (1)         13           2
       Capital contribution                                                                       60         707          --
       Return of capital                                                                        (586)         --          --
       Dividends to stockholder                                                                  (14)         --        (600)
       Foreign exchange translation                                                               19         (65)         (7)
       Change in statutory contingency reserve                                                   (31)        (49)        (35)
       Other surplus adjustments                                                                  (2)        (26)         --
                                                                                          ----------  ----------  ----------
   Total changes in capital and surplus                                                         (922)        402        (787)
                                                                                          ----------  ----------  ----------
Capital and Surplus, as of December 31,                                                   $    5,519  $    6,430  $    5,966
                                                                                          ----------  ----------  ----------

               See Notes to Statutory Basis Financial Statements

--------------------------------------------------------------------------------
7 STATEMENTS OF OPERATIONS and CHANGES IN CAPITAL AND SURPLUS - for the years ending December 31, 2018, 2017 and 2016

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------
                           Statements of Cash Flows

                                                                             For the Years Ended December 31,
                                                                             --------------------------------
                                                                                2018       2017        2016
                                                                             ---------  ----------  ---------
Cash from Operations:
   Premiums collected, net of reinsurance                                    $   5,262  $    5,544  $   5,208
   Net investment income                                                           831         802      1,039
   Miscellaneous income (expense)                                                    4         (25)        48
                                                                             ---------  ----------  ---------
   Sub-total                                                                     6,097       6,321      6,295
                                                                             ---------  ----------  ---------
   Benefit and loss related payments                                             4,804       5,264      3,882
   Commission and other expense paid                                             2,590       3,041      2,206
   Federal and foreign income taxes (recovered) paid                               (43)       (158)        71
                                                                             ---------  ----------  ---------
   Net cash (used in) provided from operations                                  (1,254)     (1,826)       136
                                                                             ---------  ----------  ---------
Cash from Investments:
Proceeds from investments sold, matured, or repaid:
   Bonds                                                                         4,485       7,263      5,714
   Stocks                                                                          168         655         95
   Mortgage loans                                                                  394         777        176
   Other investments                                                             1,038       2,896      2,023
                                                                             ---------  ----------  ---------
   Total proceeds from investments sold, matured, or repaid                      6,085      11,591      8,008
                                                                             ---------  ----------  ---------
Cost of investments acquired:
   Bonds                                                                         3,520       5,506      6,282
   Stocks                                                                           46         737         48
   Mortgage loans                                                                  697       1,486        753
   Other investments                                                               441         829        769
                                                                             ---------  ----------  ---------
   Total cost of investments acquired                                            4,704       8,558      7,852
                                                                             ---------  ----------  ---------
   Net cash provided from (used in) investing activities                         1,381       3,033        156
                                                                             ---------  ----------  ---------
Cash from Financing and Miscellaneous Sources:
   Return of capital                                                              (114)         --         --
   Borrowed funds (paid) received                                                  (63)       (179)       241
   Intercompany receipts (payments)                                                 82      (1,773)       162
   Net deposit activity on deposit-type contracts and other insurance              (27)         (8)       (28)
   Collateral deposit liability payments                                           (24)         63         (5)
   Other receipts (payments)                                                       165          75        (70)
                                                                             ---------  ----------  ---------
   Net cash provided from (used in) financing and miscellaneous activities          19      (1,822)       300
                                                                             ---------  ----------  ---------
Net change in cash, cash equivalents and short-term investments
  Cash, cash equivalents and short-term investments                                146        (615)       592
                                                                             ---------  ----------  ---------
   Beginning of year                                                              (132)        483       (109)
                                                                             ---------  ----------  ---------
   End of year                                                               $      14  $     (132) $     483
                                                                             =========  ==========  =========

Refer to Note 11D for description of non-cash items.

               See Notes to Statutory Basis Financial Statements

--------------------------------------------------------------------------------
8   STATEMENT OF CASH FLOW - for the years ended December 31, 2018, 2017 and
    2016

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

1. Organization and Summary of Significant Statutory Basis Accounting Policies
--------------------------------------------------------------------------------

A. Basis of Organization and Presentation
--------------------------------------------------------------------------------

Organization
--------------------------------------------------------------------------------

National Union Fire Insurance Company of Pittsburgh, Pa. ("the Company" or "National Union") is a direct wholly-owned subsidiary of AIG Property Casualty U.S., Inc. ("AIG PC US"), a Delaware corporation, which is in turn owned by AIG Property Casualty Inc. ("AIG PC"), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the "Ultimate Parent" or "AIG"). AIG conducts its property and casualty operations through multiple line companies writing substantially all commercial (casualty, property, specialty and financial liability) and consumer (accident & health and personal lines) insurance both domestically and abroad.

The Company is party to an inter-company pooling agreement (the "Combined Pooling Agreement"), among the twelve companies listed below, collectively named the Combined Pool. Effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies.

The member companies of the Combined Pool, their National Association of Insurance Commissioners ("NAIC") company codes, inter-company pooling participation percentages under the Combined Pooling Agreement and states of domicile are as follows:

                                                    NAIC   Pool Participation   State of
Company                                            Company     Percentage       Domicile
-------                                            ------- ------------------ ------------
National Union Fire Insurance Company of
  Pittsburgh, Pa. (National Union)*                 19445          35%        Pennsylvania
American Home Assurance Company (American Home)     19380          35%            New York
Lexington Insurance Company (Lexington)             19437          30%            Delaware
AIG Property Casualty Company (APCC)                19402           0%        Pennsylvania
Commerce and Industry Insurance Company (C&I)       19410           0%            New York
The Insurance Company of the State of
  Pennsylvania (ISOP)                               19429           0%            Illinois
New Hampshire Insurance Company (New Hampshire)     23841           0%            Illinois
AIG Specialty Insurance Company (Specialty)         26883           0%            Illinois
AIG Assurance Company (Assurance)                   40258           0%            Illinois
Granite State Insurance Company (Granite)           23809           0%            Illinois
Illinois National Insurance Co. (Illinois
  National)                                         23817           0%            Illinois
AIU Insurance Company (AIU)                         19399           0%            New York

* Lead Company of the Combined Pool

In 2017, the Company increased its participation percentage from 30% to 35% as a result of the changes in the intercompany pooling arrangements (the "2017 Pooling Restructure Transaction"). Refer to Note 6 for additional information.

The Company accepts commercial business primarily through a network of independent retail and wholesale brokers and through an independent agency networks. In addition, the Company accepts consumer business primarily through agents and brokers, as well as through direct marketing and partner organizations. There were no Managing Agents or Third Party Administrators who placed direct written premium with the Company in an amount exceeding more than
5.0 percent of surplus of the Company for the years ending December 31, 2018, 2017, and 2016.

The Company is diversified in terms of classes of its business, distribution network and geographic locations. The Company has direct written premium concentrations of 5.0 percent or more in the following locations:

State/Location                                                   2018 2017 2016
--------------                                                   ---- ---- ----
California                                                       $695 $797 $815
New York                                                          405  467  563
Texas                                                             421  432  394

--------------------------------------------------------------------------------
9 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Basis of Presentation
--------------------------------------------------------------------------------

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania ("PA SAP"). Certain balances relating to prior periods have been reclassified to conform to the current year's presentation.

Additionally, the financial statements include the Company's U.S. operations, its Guam and Saipan branch operations, and its participation in the American International Overseas Association (the "Association").

The Company's financial information as of and for the years ended December 31, 2018, 2017 and 2016 have been presented in accordance with the terms of the Combined Pooling Agreement. Refer to Note 6 for additional information regarding the changes in the pooling percentages.

B. Permitted and Prescribed Practices
--------------------------------------------------------------------------------

PA SAP recognizes only statutory accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania ("PA DOI") for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the Pennsylvania Insurance Code. The NAIC Statutory Accounting Principles included within the Accounting Practices and Procedures Manual ("NAIC SAP") have been adopted as a component of prescribed practices by the PA DOI. The Commissioner of the PA DOI ("the Commissioner") has the right to permit other specific practices that differ from prescribed practices.

PA SAP has prescribed the practice of discounting workers' compensation known case and incurred but not reported ("IBNR") loss reserves on a non-tabular basis. This practice is not prescribed under NAIC SAP.

For the affiliated loss portfolio transfer ("LPT") agreement entered into during 2018, the Company received permitted practices to present the consideration paid in relation to statutory reserves ceded to Fortitude Reinsurance Company Limited ("Fortitude Re") and Eaglestone Reinsurance Company ("Eaglestone") within paid losses rather than as premium written and earned. The classification change has no effect on net income or surplus. Refer to Note 5 for further details.

PA SAP has prescribed the availability of certain offsets in the calculation of the Provision for reinsurance, which offsets are not prescribed under NAIC SAP. The Company has received approval to reflect the transfer of collection risk on certain of the Company's asbestos related reinsurance recoverable balances to an authorized third party reinsurer, as another form of collateral acceptable to the Commissioner with respect to the reinsurance recoverable balance from the original reinsurers.

In 2018 and 2017, the Company applied a permitted practice to account for the retroactive aggregate excess of loss reinsurance arrangement entered into with National Indemnity Company ("NICO"), a subsidiary of Berkshire Hathaway, Inc., (the "ADC") as prospective reinsurance. The permitted practice also allowed the Company to reflect the consideration as paid losses rather than a reduction in premiums earned. However, any gain associated with the ADC has been reported in a segregated surplus account and does not form part of the Company's Unassigned surplus, subject to the applicable dividend restrictions; such amounts must be restricted in surplus until such time as payments received by NICO exceed premiums paid for the retrocession. The Company had previously applied a permitted practice to report this 2017 reinsurance agreement under retroactive reinsurance accounting in the 2016 financial statements. For more information, see Note 7.

The use of the aforementioned permitted and prescribed practices has not affected the Company's ability to comply with the PA DOI's risk based capital ("RBC") and surplus requirements for the 2018, 2017 or 2016 reporting periods.

--------------------------------------------------------------------------------
10 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A reconciliation of the net income and capital and surplus between NAIC SAP and practices prescribed or permitted by PA SAP is shown below:

                                                                              SSAP# FS Ref    2018    2017    2016
                                                                              ----- ------   ------  ------  ------
Net income (loss), PA SAP                                                       --           $ (403) $ (356) $  (73)
State prescribed or permitted practices - addition (charge):
   Change in non-tabular discounting                                            65    (a)       (79)    423    (121)
   Adverse Development Cover - Retroactive Reinsurance                         62R    (e)        --      --    (277)
   Adverse Development Cover - Prospective Reinsurance                         62R    (a)(e)     --      --      --
   Present the consideration received/paid in relation to the loss reserves
     within paid losses                                                        62R    (b)        --      --      --
                                                                                             ------  ------  ------
Net income (loss), NAIC SAP                                                                    (482)     67    (471)
                                                                                             ------  ------  ------
Statutory surplus, PA SAP                                                       --            5,519   6,430   5,966
State prescribed or permitted practices - addition (charge):
   Non-tabular discounting                                                      65    (a)      (324)   (245)   (668)
   Credits for collection risk on certain asbestos reinsurance recoveries      62R    (c)       (61)    (43)    (50)
   Adverse Development Cover - Retroactive Reinsurance                         62R    (d)(e)      -       -    (277)
   Adverse Development Cover - Prospective Reinsurance                         62R    (d)(e)   (573)   (397)     --
   Present the consideration received/paid in relation to the loss reserves
     within paid losses                                                        62R    (b)        --      --      --
                                                                                             ------  ------  ------
Statutory surplus, NAIC SAP                                                                  $5,134  $5,745  $4,971
                                                                                             ------  ------  ------

(a) Impacts Reserves for losses and loss adjustment expenses within the Statements of Liabilities, Capital and Surplus and Losses incurred within the Statements of Operations and Changes in Capital and Surplus.
(b) Impacts Losses incurred and Premiums earned within the Statements of Operations and Changes in Capital and Surplus.
(c) Impacts Provision for reinsurance within the Statements of Liabilities, Capital and Surplus and the change in Provision for reinsurance within the Statements of Operations and Changes in Capital and Surplus.
(d) Impacts Special surplus funds from reinsurance within the Statements of Liabilities, Capital and Surplus. Although the application of prospective reinsurance treatment to the ADC results in no overall change to surplus, the permitted practice applied results in any gain being restricted and reported in segregated surplus and does not form part of the Company's Unassigned Surplus.
(e) Impacts Other (expense) income within the Statements of Operations and Changes in Capital and Surplus.

C. Use of Estimates in the Preparation of the Financial Statements
--------------------------------------------------------------------------------
The preparation of statutory financial statements in accordance with PA SAP requires the application of accounting policies that often involve a significant degree of judgment. The Company's accounting policies that are most dependent on the application of estimates and assumptions are considered critical accounting estimates and are related to the determination of:

    . Reserves for losses and loss adjustment expenses ("LAE") including estimates and recoverability of the related reinsurance assets;

    .  Legal contingencies;;

    .  Other than temporary impairment ("OTTI") losses on investments;

    . Fair value of certain financial assets, impacting those investments measured at fair value in the Statements of Admitted Assets, and Liabilities, Capital and Surplus, as well as unrealized gains (losses) included in Capital and Surplus; and

    . Income tax assets and liabilities, including the recoverability and admissibility of net deferred tax assets and the predictability of future tax operating profitability of the character necessary to realize the net deferred tax asset.

These accounting estimates require the use of assumptions, including some that are highly uncertain at the time of estimation. It is reasonably possible that actual experience may materially differ from the assumptions used and therefore the Company's statutory financial condition, results of operations and cash flows could be materially affected.

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21 percent and enacts numerous other changes generally impacting the Company in tax years beginning January 1, 2018. As of December 31, 2018, the Company has fully completed the accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance. The
Company does not believe such revisions would have a material impact on surplus.

--------------------------------------------------------------------------------
11 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Accounting Policy Differences
--------------------------------------------------------------------------------

NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("US GAAP"). NAIC SAP varies from US GAAP in certain significant respects, including:

Transactions                                    NAIC SAP Treatment                      US GAAP Treatment
------------                           -------------------------------------  -------------------------------------
Policy Acquisition Costs               Costs are immediately expensed and     Costs directly related to the
Principally brokerage commissions and  are included in Other Underwriting     successful acquisition of new or
premium taxes arising from the         Expenses, except for reinsurance       renewal insurance contracts are
issuance of insurance contracts.       ceding commissions received in excess  deferred and amortized over the term of the cost to acquire business which  of the related insurance coverage.
                                       are recognized as a deferred
                                       liability and amortized over the
                                       period of the reinsurance agreement.

Unearned Premiums, Unpaid Losses and   Presented net of reinsurance           Presented gross of reinsurance with
Loss Expense Liabilities               recoverable.                           corresponding reinsurance recoverable
                                                                              assets for ceded unearned premiums
                                                                              and reinsurance recoverable on unpaid
                                                                              losses, respectively.

Retroactive reinsurance contracts      Gains and losses are recognized in     Gains are deferred and amortized over
                                       earnings immediately and surplus is    the settlement period of the ceded
                                       segregated to the extent pretax gains  claim recoveries. Losses are
                                       are recognized. Certain retroactive    immediately recognized in the
                                       affiliate or related party             Statements of Operations.
                                       reinsurance contracts are accounted
                                       for as prospective reinsurance if
                                       there is no gain in surplus as a
                                       result of the transaction.

Investments in Bonds held as:          Investment grade securities (rated by  All available for sale investments
1) available for sale                  NAIC as class 1 or 2) are carried at   are carried at fair value with
2) fair value option                   amortized cost. Non- investment grade  changes in fair value, net of
                                       securities (NAIC rated 3 to 6) are     applicable taxes, reported in
                                       carried at the lower of amortized      accumulated other comprehensive
                                       cost and fair value.                   income within shareholder's equity.

                                                                              Fair value option investments are
                                                                              carried at fair value with changes in
                                                                              fair value, net of applicable
                                                                              projected income taxes, reported in
                                                                              net investment income.

Investments in Equity Securities:      Carried at fair value with unrealized  All equity securities that do not
                                       gains and losses reported, net of      follow the equity method of
                                       applicable taxes, in the Statements    accounting, are measured at fair
                                       of Changes in Capital and Surplus.     value with changes in fair value
                                                                              recognized in earnings.

Investments in Limited Partnerships,   Carried at the underlying US GAAP      If aggregate interests allow the
Hedge Funds and Private Equity         equity with results from the           holding entity to exercise more than
Interests                              investment's operations recorded, net  minor influence (typically more than
                                       of applicable taxes, as unrealized     3%), the investment is carried at Net
                                       gains (losses) directly in the         Asset Value ("NAV") with changes in
                                       Statements of Changes in Capital and   value recorded to net investment
                                       Surplus.                               income.

                                                                              Where the aggregate interests allow
                                                                              the entity to exercise only minor
                                                                              influence (typically less than 3%),
                                                                              the investment is recorded at NAV
                                                                              with changes in value recorded, net
                                                                              of tax, as a component of accumulated
                                                                              other comprehensive income in
                                                                              shareholder's equity.

--------------------------------------------------------------------------------
12 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Transactions                                    NAIC SAP Treatment                      US GAAP Treatment
------------                           -------------------------------------  -------------------------------------
Investments in Subsidiary, Controlled  Subsidiaries are not consolidated.     Consolidation is required when there
and Affiliated Entities (SCAs)                                                is a determination that the
                                                                              affiliated entity is a variable
                                                                              interest entity ("VIE") and the
                                                                              entity has a variable interest and
                                                                              the power to direct the activities of
                                                                              the VIE. The VIE assessment would
                                                                              consider various factors including
                                                                              limited partnership (LP) status and
                                                                              inherent rights of equity investors.

                                       The equity investment in SCAs are      Investments in SCAs that are voting
                                       accounted for under the equity method  interest entities (VOE) with majority
                                       and recorded as Common stock           voting rights are generally
                                       investments. Dividends are recorded    consolidated.
                                       within Net Investment Income.
                                                                              Investments in SCAs where the holding
                                                                              entity exercises significant
                                                                              influence (generally ownership of>3%
                                                                              voting interests for LPs and similar
                                                                              entities and between 20 percent and
                                                                              50 percent for other entities) are
                                                                              recorded at equity value. The change
                                                                              in equity is included within
                                                                              operating income.

Statement of Cash Flows                Statutory Statements of Cash Flows     The Statements of Cash Flows can be
                                       must be presented using the direct     presented using the direct or
                                       method. Changes in cash, cash          indirect methods, however are
                                       equivalents, and short-term            typically presented using the
                                       investments and certain sources of     indirect method. Presentation is
                                       cash are excluded from operational     limited to changes in cash and cash
                                       cash flows. Non-cash items are         equivalents (short-term investments
                                       required to be excluded in the         are excluded). All non-cash items are
                                       Statements of Cash Flows and should    excluded from the presentation of
                                       be disclosed accordingly.              cash flows.

Deferred Federal Income Taxes          Deferred income taxes are established  The provision for deferred income for the temporary differences between  taxes is recorded as a component of
                                       tax and book assets and liabilities,   income tax expense, as a component of
                                       subject to limitations on              the Statements of Operations, except
                                       admissibility of tax assets.           for changes associated with items
                                                                              that are included within other
                                       Changes in deferred income taxes are   comprehensive income where such items
                                       recorded within capital and surplus    are recorded net of applicable income
                                       and have no impact on the Statements   taxes.
                                       of Operations.

Statutory Adjustments                  Certain asset balances designated as   All assets and liabilities are
(applied to certain assets including   nonadmitted, such as intangible        included in the financial statements.
goodwill, furniture and equipment,     assets and certain investments in      Provisions for uncollectible
deferred taxes in excess of            affiliated entities are excluded from  receivables are established as
limitations, prepaid expenses,         the Statements of Admitted Assets and  valuation allowances and are
overdue receivable balances and        are reflected as deductions from       recognized as expense within the
unsecured reinsurance amounts)         capital and surplus.                   Statements of Operations.

                                       A Provision for reinsurance is
                                       established for unsecured reinsurance
                                       amounts recoverable from unauthorized
                                       and certain authorized reinsurers
                                       with a corresponding reduction to
                                       Unassigned surplus.

The effects on the financial statements of the variances between NAIC SAP and US GAAP, although not reasonably determinable, are presumed to be material.

E. Significant Statutory Accounting Policies
--------------------------------------------------------------------------------

Premiums
--------------------------------------------------------------------------------

Premiums for insurance and reinsurance contracts are recorded as gross premiums written as of the effective date of the policy. Premiums are earned primarily on a pro-rata basis over the term of the related insurance coverage. Premiums collected prior to the effective date of the policy are recorded as advance premiums, reported as a liability and not considered income until due. Extended reporting endorsements are reflected as premiums written and are earned on a pro-rata basis over the stated term of the endorsement unless the term of the endorsement is indefinite in which case premiums are fully earned at inception of the endorsement along with the recognition of associated loss and LAE.

--------------------------------------------------------------------------------
13 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Unearned premium reserves are established on an individual policy basis, reflecting the terms and conditions of the coverage being provided. Unearned premium reserves represent the portion of premiums written relating to the unexpired terms of coverage as of the date of the financial statements. For policies with coverage periods equal to or greater than thirteen months and generally not subject to cancellation or modification by the Company, premiums are earned using a prescribed percentage of completion method. Additional unearned premium reserves for policies exceeding thirteen months are established as greater of three prescribed tests.

Reinsurance premiums are typically earned over the same period as the underlying policies, or risks, covered by the contracts. As a result, the earnings pattern of a reinsurance contract generally written for a 12-month term may extend up to 24 months, reflecting the inception dates of the underlying attaching policies throughout the 12-month period of the reinsurance contract. Reinsurance premiums ceded are recognized as a reduction in revenues over the period reinsurance coverage is provided.

Insurance premiums billed and outstanding for 90 days or more are nonadmitted and charged against Unassigned surplus.

Premiums for retrospectively rated contracts are initially recorded based on the expected loss experience and are earned on a pro-rata basis over the term of the related insurance coverage. Additional or returned premium is recorded if the estimated loss experience differs from the initial estimate and is immediately recognized in earned premium. The Company records accrued retrospectively rated premiums as written premiums. Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date.

Gross written premiums net of ceded written premiums ("Net written premiums") that were subject to retrospective rating features as of December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31,                                         2018  2017  2016
------------------------                                         ----  ----  ----
Net written premiums subject to retrospectively rated contracts  $ 93  $105  $ 61
Percentage of total net written premiums                          1.9%  1.9%  1.3%

As of December 31, 2018 and 2017, the admitted portion of accrued premiums related to the Company's retrospectively rated contracts were $511 and $567, respectively, which will be billed in future periods based primarily on the payment of the underlying expected losses and LAE. Unsecured amounts associated with these accrued retrospective premiums were $60 and $58 as of December 31, 2018 and 2017, respectively. Ten percent of the amount of accrued retrospective premiums receivable not offset by retrospective return premiums or other liabilities to the same party, other than loss and LAE reserves, or collateral (collectively referred to as the unsecured amount) have been nonadmitted in the amount of $10 and $13 as of December 31, 2018 and 2017, respectively.

High Deductible
--------------------------------------------------------------------------------

The Company establishes loss reserves for high deductible policies net of the insured's contractual deductible (such deductibles are referred to as "reserve credits"). The Company establishes a nonadmitted asset for ten percent of paid losses recoverable in excess of collateral held on an individual insured basis, or for one hundred percent of paid losses recoverable where no collateral is held and amounts are outstanding for more than ninety days. Additionally, the Company establishes an allowance for doubtful accounts for such paid losses recoverable in excess of collateral and after nonadmitted assets. Similarly, the Company does not recognize reserve credit offsets to its estimate of loss reserves where such credits are deemed uncollectible, as the Company ultimately bears credit risk on the underlying policies' insurance obligations.

The following tables show the exposure on unpaid claims and billed recoverable on paid claims by line of business, as of December 31, 2018 and 2017.

                                          Reserve Credits on Recoverable on Paid
December 31, 2018     Gross Loss Reserves   Unpaid Claims          Claims        Total
-----------------     ------------------- ------------------ ------------------- ------
Allied Lines                $  390              $  390               $10         $  400
General Liabilities            464                 464                 9            473
Workers Compensation         3,419               3,419                51          3,470
                            ------              ------               ---         ------
Total                       $4,273              $4,273               $70         $4,343
                            ------              ------               ---         ------

--------------------------------------------------------------------------------
14 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

As of December 31, 2018, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $206 and $3,068, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2018 were $1,069, or 25% of the total high deductible. Additionally, as of December 31, 2018, the Company had recoverables on paid claims greater than 90 days overdue of $72, of which $7 have been nonadmitted.

                                           Reserve      Recoverable
                           Gross Loss Credits on Unpaid   on Paid
     December 31, 2017      Reserves       Claims         Claims    Total
     -----------------     ---------- ----------------- ----------- ------
     Allied Lines            $  394        $  394           $ 8     $  402
     General Liabilties         445           445             6        451
     Workers Compensation     3,550         3,550            39      3,589
                             ------        ------           ---     ------
     Total                   $4,389        $4,389           $53     $4,442
                             ------        ------           ---     ------

As of December 31, 2017, both on-balance sheet and off-balance sheet collateral pledged to the Company related to deductible and paid recoverables was $230 and $3,142, respectively. Unsecured high deductible amounts related to unpaid claims and for paid recoverables for 2017 were $1,202, or 27% of the total high deductible. Additionally, as of December 31, 2017, the Company had recoverables on paid claims greater than 90 days overdue of $51, of which $9 have been nonadmitted.

The following tables show the deductible amounts for the highest ten unsecured high deductible policies as of December 31, 2018 and 2017.

                                                Unsecured High
              Counterparty*                   Deductible Amounts
              -------------                  ---------------------
              December 31,                      2018       2017
              ------------                   ---------- ----------
              Counterparty 1                 $      129 $      188
              Counterparty 2                        103        107
              Counterparty 3                         75         90
              Counterparty 4                         55         64
              Counterparty 5                         54         50
              Counterparty 6                         54         49
              Counterparty 7                         48         47
              Counterparty 8                         48         39
              Counterparty 9                         21         26
              Counterparty 10                        20         20

* Actual counterparty is not named and may vary year over year. Additionally, a group of entities under common control is regarded as a single counterparty.

Deposit Accounting
--------------------------------------------------------------------------------

Direct insurance transactions where management determines there is insufficient insurance risk transfer are recorded as deposits unless the policy was issued
(i) in respect of the insured's requirement for evidence of coverage pursuant to applicable statutes (insurance statutes or otherwise), contractual terms or normal business practices, (ii) in respect of an excess insurer's requirement for an underlying primary insurance policy in lieu of self-insurance, or
(iii) in compliance with filed forms, rates and/or rating plans.

Assumed and ceded reinsurance contracts which do not transfer a sufficient amount of insurance risk are recorded as deposits with the net consideration paid or received recognized as a deposit asset or liability, respectively. Deposit assets are admitted if (i) the assuming company is licensed, accredited or qualified by the PA DOI, or (ii) the collateral (i.e., funds withheld, letters of credit or trusts) provided by the reinsurer meets all the requirements of the New York State Department of Financial Services, as applicable. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and expected future payments with a corresponding credit or charge to Other income (expense) in the Statements of Operations.

Deposit assets are recorded to Other assets within the Statements of Admitted Assets, refer to Note 11A. Deposit liabilities are recorded to Other liabilities within the Statements of Liabilities, Capital and Surplus, refer to
Note 11B.

--------------------------------------------------------------------------------
15 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Premium Deficiency
--------------------------------------------------------------------------------

The Company periodically reviews its expected ultimate losses with respect to its unearned premium reserves. A premium deficiency loss and related liability is established if the unearned premium reserves and related future investment income are collectively not sufficient to cover the expected ultimate loss projection. For purposes of premium deficiency tests, contracts are grouped in a manner consistent with how policies are marketed, serviced, and measured for the profitability of such contracts. As of December 31, 2018 and 2017, the Company did not incur any premium deficiency losses.

Retroactive Reinsurance
--------------------------------------------------------------------------------

Transactions involving the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer are recorded as retroactive reinsurance and reported separately from Reserves for losses and loss adjustment expenses in the Statements of Liabilities, Capital and Surplus. Initial pre-tax gains or losses are recorded in Retroactive reinsurance gain within the Statements of Operations and Changes in Capital and Surplus with surplus gains recorded as Special surplus funds from reinsurance which is a component of Capital and Surplus that is restricted from dividend payment. Amounts recorded in Special surplus funds from reinsurance are considered to be earned surplus (i.e., transferred to Unassigned surplus) only when, and to the extent that, cash recoveries from the assuming entity exceed the consideration paid by the ceding entity. Special surplus funds from retroactive reinsurance are maintained separately for each respective retroactive reinsurance agreement; Special surplus funds from retroactive reinsurance account write-in entry on the balance sheet is adjusted, upward or downward, to reflect any subsequent increase or reduction in reserves ceded. The reduction in the special surplus funds is limited to the lesser of amounts recovered by the Company in excess of consideration paid or the surplus gain in relation to such agreement.

To the extent that the transfer of loss and LAE reserves associated with loss events that occurred prior to the effective date of the transfer is between affiliated entities and neither entity records a gain or loss in surplus, the transaction qualifies as an exception in the NAIC SAP accounting guidance and is accounted for as prospective reinsurance.

Insurance Related Acquisition Costs
--------------------------------------------------------------------------------

Commissions, premium taxes, and certain underwriting costs are expensed as incurred and are included in Other underwriting expenses. The Company records an unearned ceding commission accrual equal to the excess of the ceding commissions received from reinsurers compared to the anticipated acquisition cost of the business ceded. This amount is amortized as an increase to income over the effective period of the reinsurance agreement in proportion to the amount of insurance coverage provided.

Provisions for Allowances and Unauthorized or Overdue Reinsurance
--------------------------------------------------------------------------------

The recoverability of certain assets, including insurance receivables with counterparties, is reviewed periodically by management. A minimum reserve, as required under the NAIC Annual Statement Instructions for Property and Casualty Companies for Schedule F-Provision for Overdue Reinsurance for uncollectible reinsurance is recorded with an additional reserve required if an entity's experience indicates that a higher amount should be provided. The minimum reserve is recorded as a liability and the change between years is recorded as a gain or loss directly to Unassigned fund (surplus) in the Statement of Liabilities, Capital and Surplus. Any reserve over the minimum amount is recorded on the statement of operations by reversing the accounts previously utilized to establish the reinsurance recoverable. Various factors are taken into consideration when assessing the recoverability of these asset balances including: the age of the related amounts due and the nature of the unpaid balance; disputed balances, historical recovery rates and any significant decline in the credit standing of the counterparty.

Reserves for Losses, and Loss Adjustment Expenses
--------------------------------------------------------------------------------

Reserves for case IBNR and LAE losses are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are reviewed and updated based on available information, and any resulting adjustments are recorded in the current period. Accordingly, newly established reserves for losses and LAE, or subsequent changes, are charged to income as incurred. In the event of loss recoveries through reinsurance agreements, loss and LAE reserves are reported net of reinsurance amounts recoverable for unpaid losses and LAE. Losses and LAE ceded through reinsurance are netted against losses and LAE incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy based upon the terms of the underlying contract. See Note 5 for further discussion of policies and methodologies for estimating the liabilities and losses.

Workers' compensation reserves are discounted in accordance with the PA DOI statutes; see Note 5 for further details.

Salvage and subrogation recoverables are estimated using past experience adjusted for current trends, and any other factors that would modify past experience. Estimated salvage and subrogation recoveries (net of associated expenses) are deducted from the liability for unpaid claims or losses.

--------------------------------------------------------------------------------
16 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Structured Settlements
--------------------------------------------------------------------------------

In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity by the Company, generally from life insurers, to fund future claim obligations. In the event the life insurers providing the annuity do not meet their obligations, the Company would, in certain cases, become liable for the payments of benefits. As of December 31, 2018 there were no incurred losses, there has been no default by any of the participating life insurers and the Company has not reduced its loss reserves for any annuities purchased where it is both the owner and the payee. Management believes that based on the financial strength of the life insurers involved (mostly affiliates) the likelihood of the Company becoming liable, or incurring an incremental loss, is remote.

The estimated loss reserves eliminated by such structured settlement annuities and the unrecorded loss contingencies as of December 31, 2018 and 2017 were $1,328 and $1,321, respectively.

As of December 31, 2018, the Company had annuities with aggregate statement values in excess of one percent of its policyholders' surplus with life insurer affiliates as follows:

                                                                  State of Licensed in  Statement
Life Insurance Company                                            Domicile Pennsylvania   Value
----------------------                                            -------- ------------ ---------
The United States Life Insurance Company in the City of New York  New York     Yes        $837
American General Life Insurance Company of Delaware               Delaware     Yes         270
American General Life Insurance Company of Texas                   Texas       Yes         166

Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The degree of judgment used in measuring the fair value of financial instruments generally inversely correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

Assets and liabilities recorded at fair value are measured and classified in accordance with a fair value hierarchy consisting of three 'levels' based upon the observability of inputs available in the marketplace as discussed below:

    . Level 1: Fair value measurements that are based upon quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The quoted price for such instruments is not subject to adjustment.

    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability. Therefore, we must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value (See Note 4 for the balance and activity of financial instruments). The valuation methods and assumptions used in estimating the fair values of financial instruments are as follows:

    . The fair values of bonds, mortgage loans, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchanges, brokers or custodians or the NAIC Capital Markets and Investment Analysis Office ("NAIC IAO").

--------------------------------------------------------------------------------
17 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

    . The fair value of derivatives is determined using quoted prices in active markets and other market evidence whenever possible, including market-based updates, broker or dealer quotations or alternative pricing sources.

    . The carrying value of all other financial instruments approximates fair value due to the short term nature.

Cash Equivalents and Short Term Investments
--------------------------------------------------------------------------------

Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both; (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase are classified as short-term investments. Short-term investments are carried at amortized cost which approximates fair value.

Bonds (including Loan Backed and Structured Securities)
--------------------------------------------------------------------------------

Bonds include any securities representing a creditor relationship, whereby there is a fixed schedule for one or more future payments such as US government agency securities, municipal securities, corporate and convertible bonds, and fixed income instruments. Loan-backed and structured securities ("LBaSS") include residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"), pass-through securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

Bonds and LBaSS with an NAIC IAO designation of "1" or "2" (considered to be investment grade) are carried at amortized cost. Bonds and LBaSS with an NAIC designation of "3", "4", "5", "5*", "6" or "6*" (considered to be non-investment grade) are carried at the lower of amortized cost or fair value. LBaSS fair values are primarily determined using independent pricing services and broker quotes. Bonds and LBaSS that have not been filed and have not received a designation in over a year, from the NAIC IAO, are assigned a 6* designation and carried at zero, with unrealized losses charged to surplus. Bond and LBaSS securities that have been filed and received a 6* designation can carry a value greater than zero. Bond and LBaSS securities are assigned a 5* designation when the following conditions are met: a) the documentation required for a full credit analysis did not exist, b) the issuer/obligor has made all contractual interest and principal payments, and c) an expectation of repayment of interest and principal exists. Amortization of premium or discount on bonds and LBaSS is calculated using the effective yield method.

Additionally, mortgage-backed securities ("MBS") and ABS prepayment assumptions are obtained from an outside vendor or internal estimates. The retrospective adjustment method is used to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

Mortgage Loans
--------------------------------------------------------------------------------

Mortgage loans on real estate are carried at unpaid principal balances, net of unamortized premiums, discounts and impairments. Pre-payments of principal are recorded as a reduction in the mortgage loan balance. If a mortgage loan provides for a prepayment penalty or acceleration fee in the event the loan is liquidated prior to its scheduled termination date, such fees is reported as investment income when received. Interest income includes interest collected, the change in interest income due and accrued, the change in unearned interest income as well as amortization of premiums, discounts, and deferred fees and recorded as earned in investment income in the Statement of Operations.

Impaired loans are identified by management as loans in which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The Company accrues income on impaired loans to the extent it is deemed collectible and the loan continues to perform under its original or restructured contractual terms. Non-performing loan interest income that is delinquent more than 90 days is generally recognized on a cash basis.

Mortgage loans are considered impaired when collection of all amounts due under contractual terms is not probable. Impairment is measured using either i) the present value of expected future cash flows discounted at the loan's effective interest rate, ii) the loan's observable market price, if available, or iii) the fair value of the collateral if the loan is collateral dependent. An allowance is typically established for the difference between the impaired value of the loan and its current carrying amount. Additional allowance amounts are established for incurred but not specifically identified impairments, based on statistical models primarily driven by past due status, debt service coverage, loan-to-value ratio, property occupancy, profile of the borrower and of the major property tenants, and economic trends in the market where the property is located. When all or a portion of a loan is deemed uncollectible, the uncollectible portion of the carrying amount of the loan is charged off against the allowance.

--------------------------------------------------------------------------------
18 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

Internal credit risk ratings are assigned based on the consideration of risk factors including past due status, debt service coverage, loan-to-value ratio or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and of the major property tenants, economic trends in the market where the property is located, and condition of the property.

Real Estate
--------------------------------------------------------------------------------

Real estate investments are recorded at carrying value less encumbrance and classified as properties held for the production of income in accordance with Statements of Statutory Accounting Principles, ("SSAP") No. 40, Real Estate Investments, and SSAP No. 90, Accounting for the Impairment or Disposal of Real Estate Investments.

Preferred Stocks
--------------------------------------------------------------------------------

Perpetual preferred stocks with an NAIC rating of "P1" or "P2", having characteristics of equity securities are carried at fair value. Redeemable preferred stocks with an NAIC rating of "RP1" or "RP2", which have characteristics of debt securities, are carried at book value. All preferred stocks with an NAIC rating of "3" through "6" are carried at the lower of book or fair value.

Unaffiliated Common Stock Securities
--------------------------------------------------------------------------------

Unaffiliated common stock investments are carried at fair value with changes in fair value recorded as unrealized gains (losses) in Unassigned surplus, or as realized losses in the event a decline in value is determined to be other than temporary. For FHLB capital stock, which is only redeemable at par, the fair value shall be presumed to be par, unless considered other-than-temporarily impaired.

Investments in subsidiaries and affiliated companies
--------------------------------------------------------------------------------

Investments in non-publicly traded affiliates are recorded based on the underlying equity of the respective entity's financial statements as presented on a basis consistent with the nature of the affiliates operations (including any nonadmitted amounts). The Company's share of undistributed earnings and losses of affiliates is recorded as unrealized gains (losses) in Unassigned surplus.

Investments in joint ventures, partnerships and limited liability companies
--------------------------------------------------------------------------------

Other invested assets include joint ventures and partnerships and are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus. Additionally, other invested assets include investments in collateralized loans that are recorded at the lower of amortized cost and the fair value of the underlying collateral. Changes in carrying value resulting from adjustments where the fair value is less than amortized cost are recorded as unrealized gains (losses) in Unassigned surplus, while changes resulting from amortization are recorded as Net investment income.

Derivatives
--------------------------------------------------------------------------------

Derivative financial instruments are accounted for at fair value using quoted prices in active markets and other market evidence whenever possible, including market-based inputs to valuation models, broker or dealer quotations or alternative pricing sources, reduced by the amount of collateral held or posted by the Company with respect to the derivative position. Changes in carrying value are recorded as unrealized gains (losses) in Unassigned surplus.

Net investment income and gain/loss
--------------------------------------------------------------------------------

Investment income is recorded as earned and includes interest, dividends and earnings from subsidiaries, loans and joint ventures. Realized gains or losses on the disposition or impairment of investments are determined on the basis of specific identification.

Investment income due and accrued is assessed for collectability. The Company records a valuation allowance on investment income receivable when it is probable that an amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts receivable over 90 days past due, or 180 days past due for mortgage loans, that do not have a valuation allowance are nonadmitted by the Company.

Evaluating Investments for Other-Than-Temporary Impairment
--------------------------------------------------------------------------------

If a bond is determined to have an OTTI in value the cost basis is written down to fair value as its new cost basis, with the corresponding charge to Net realized capital gains (losses) as a realized loss.

For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the original contractual terms.

--------------------------------------------------------------------------------
19 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

For loan-backed and structured securities, an OTTI shall be considered to have occurred if the fair value of a security is below its amortized cost and management intends to sell or does not have the ability and intent to retain the security until recovery of the amortized cost (i.e., intent based impairment). When assessing the intent to sell a security, management evaluates relevant facts and circumstances including, but not limited to, decisions to rebalance the investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

In general, a security is considered a candidate for OTTI evaluation if it meets any of the following criteria:

    . The Company may not realize a full recovery on their investment based on lack of ability or intent to hold a security to recovery;

    .  Fundamental credit risk of the issuer exists; and/or

    . Other qualitative/quantitative factors exist indicating an OTTI has occurred.

When a credit-related OTTI is present, the amount of OTTI recognized as a realized capital loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected regardless of management's ability or intent to hold the security.

Common and preferred stock investments whose fair value is less than their carrying value or is at a significant discount to acquisition value are considered to be potentially impaired. For securities with unrealized losses, an analysis is performed. Factors include:

    . If management intends to sell a security that is in an unrealized loss position then an OTTI loss is considered to have occurred;

    . If the investments are trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time based on facts and circumstances of the investment; or

    . If a discrete credit event occurs resulting in: (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under bankruptcy law or any similar laws intended for court supervised reorganization of insolvent enterprises; or, (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    .  If there are other factors precluding a full recovery of the investment.

Limited partnership investments whose fair value is less than its book value with a significant unrealized loss are considered candidates for OTTI. OTTI factors that are periodically considered include:

    . If an order of liquidation or other fundamental credit issues with the partnership exists;

    . If there is a significant reduction in scheduled cash flow activities between the Company and the partnership or fund during the year;

    . If there is an intent to sell, or the Company may be required to sell, the investment prior to the recovery of cost of the investment; or

    . If other qualitative/quantitative factors indicating an OTTI exist based on facts and circumstances of the investment.

Equities in Pools & Associations
--------------------------------------------------------------------------------

The Company accounts for its participation in the business pooled via the Association (see Note 6) and its deposit in the Association by recording the Company's share of:

    .  direct and assumed premium as gross premium,

    . underwriting and net investment income results in the Statements of Operations and Changes in Capital and Surplus,

    .  insurance and reinsurance balances in the Statements of Admitted Assets,

    . all other non-insurance assets and liabilities held by the Association, all of which are on its members' behalf, as Equities in Underwriting Pools and Associations in the Statements of Admitted Assets, and

    .  cashflows in the Statements of Cash Flows.

Foreign Currency Translation
--------------------------------------------------------------------------------

Foreign currency denominated assets and liabilities are translated into U.S. dollars using rates of exchange prevailing at the period end date. Revenues, expenses, gains, losses and surplus adjustments, of non-U.S. operations are translated into U.S. dollars based on weighted average exchange rate for the period. All gains or losses due to translation adjustments recorded as unrealized gains (losses) within Unassigned surplus in the Statements of Liabilities, Capital and Surplus. All realized gains and losses due to exchange differences between settlement date and transaction date resulting from foreign currency transactions, not in support of foreign insurance operations, are included in Net realized capital gains (losses) in the Statements of Operations and Changes in Capital and Surplus.

--------------------------------------------------------------------------------
20 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Retirement Plans, Deferred Compensation, Postemployment Benefits and
Compensated Absences and Other Postretirement Benefit Plans
--------------------------------------------------------------------------------

The Company's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans. AIG charges the Company and its insurance company affiliates pursuant to intercompany expense sharing agreements; the expenses are then shared by the pool participants in accordance with the pooling agreement.

In August 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016. Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.
AIG sponsors various defined contribution plans that provide for pre-tax salary reduction contributions by its U.S. employees. The most significant plan is the AIG Incentive Savings Plan, to which the Company makes matching contributions of 100 percent of the first six percent of employee contributions, subject to Internal Revenue Service imposed limitations. Effective January 1, 2016, participants began receiving an additional fully vested, non-elective, non-discretionary employer contribution equal to three percent of the participant's annual base compensation for the plan year, paid each pay period regardless of whether the participant currently contributes to the plan, and subject to the Internal Revenue Service ("IRS")-imposed limitations.

The Company incurred employee related costs related to defined benefit and defined contribution plans during 2018, 2017 and 2016 of $5, $10 and $9, respectively.

Depreciation
--------------------------------------------------------------------------------

Certain assets, principally electronic data processing ("EDP") equipment, software and leasehold improvements are designated as nonadmitted assets and their net book value is deducted from surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding five years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement.

Income Taxes
--------------------------------------------------------------------------------

The Company files a consolidated U.S. federal income tax return with AIG. AIG has more than 300 subsidiaries which form part of this tax return. A complete listing of the participating subsidiaries is included in Note 8.

The Company is allocated U.S. federal income taxes based upon a tax sharing agreement (the "Tax Sharing Agreement") with AIG, effective January 1, 2018, and approved by the Company's Board of Directors. This agreement provides that the Company shall incur tax results that would have been paid or received by such company if it had filed a separate federal income tax return, with limited exceptions.

Additionally, while the agreement described above governs the current and deferred income tax recorded in the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes may at times be different.

The terms of this agreement are based on principles consistent with the allocation of income tax expense or benefit on a separate company basis, except that:

    . The sections of the Internal Revenue Code relating to the Base Erosion Anti-abuse Tax ("BEAT") are applied, but only if the AIG consolidated group is subject to BEAT in the Consolidated Tax Liability, and;

    . The impact of Deferred Intercompany Transactions (as defined in Treas. Reg. (S)1.1502-13(b)(1), if the "intercompany items" from such transaction, as defined in Treas. Reg. (S)1.1502-13(b)(2), have not been taken into account pursuant to the "matching rule" of Treas. Reg.
       (S)1.1502-13(c)), are excluded from current taxation, provided however, that the Company records the appropriate deferred tax asset and/or deferred tax liability related to the gain or loss and includes such gain or loss in its separate return tax liability in the subsequent tax year when the deferred tax liability or deferred tax asset becomes current.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses that it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes.

Under the Tax Sharing Agreement, income tax liabilities related to uncertain tax positions and tax authority audit adjustments ("TAAAs") shall remain with the Company for which the income tax liabilities relate. Furthermore, if and when such income tax liabilities are realized or determined to no longer be necessary, the responsibility for any additional income tax liabilities, benefits or rights to any refunds due, remains with the Company.

--------------------------------------------------------------------------------
21 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Deferred Taxes
--------------------------------------------------------------------------------

The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not to be realized ("adjusted gross deferred tax asset"). The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it would be to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of deferred tax assets requires it to consider all available evidence, including:

    . the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

    . the sustainability of recent operating profitability of the Company's subsidiaries;

    . the predictability of future operating profitability of the character necessary to realize the net deferred tax asset;

    . the carryforward periods for the net operating loss, capital loss and foreign tax credit carryforwards, including the effect of reversing taxable temporary differences; and

    . prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset.

The adjusted gross deferred tax asset is then assessed for statutory admissibility. The reversing amount eligible for loss carryback or the amount expected to be realized in three years is admissible, subject to the defined surplus limitation. The remaining adjusted gross deferred tax asset can be admitted to the extent of offsetting deferred tax liabilities.

2. Accounting Adjustments to Statutory Basis Financial Statements
--------------------------------------------------------------------------------

A. Change in Accounting Principles
--------------------------------------------------------------------------------

2018 and 2017 Changes
--------------------------------------------------------------------------------

The Company did not adopt any material change in accounting principles in 2018 or 2017.

2016 Changes
--------------------------------------------------------------------------------

In 2016, the Company adopted the following change in the SSAP:

Going Concern: In June 2015, the Statutory Accounting Principles Working Group adopted changes to SSAP No.1, Disclosures of Accounting Policies, Risks & Uncertainties, and Other Disclosures ("SSAP 1"), with a December 31, 2016 effective date, requiring management to evaluate whether there are conditions that give rise to substantial doubt over the Company's ability to continue as a going concern within one year from the financial statement issuance date. Conditions that would give rise to substantial doubt ordinarily relate to the Company's ability to meet its obligations as they become due. If substantial doubt arises over the Company's ability to continue as a going concern, the Company shall provide disclosure detailing management's evaluation and the consideration of management's plans to alleviate any substantial doubt. The adoption of this change did not have an effect on the Company's financial condition, results of operations or cash flows.

--------------------------------------------------------------------------------
22 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Adjustments to Surplus
--------------------------------------------------------------------------------

During 2018, 2017 and 2016 the Company identified corrections that resulted in after-tax statutory adjustments to beginning capital and surplus of $11, $62 and $71, respectively. In accordance with SSAP No. 3, Accounting Changes and Corrections of Errors ("SSAP 3"), the corrections of errors have been reported in the 2018, 2017 and 2016 statutory financial statements as adjustments to Unassigned surplus. The impact of the 2018 corrections would have decreased the 2017 pre-tax income by $10 and decreased the 2016 pre-tax income by $20, respectively. Management has concluded that the effects of these errors on the previously issued financial statements were immaterial based on a quantitative and qualitative analysis. The impact to surplus, assets and liabilities as of January 1, 2018, 2017 and 2016 is presented in the following tables:

                                                        Policyholders' Total Admitted
2018 Adjustments                                           Surplus         Assets     Total Liabilities
----------------                                        -------------- -------------- -----------------
Balance at December 31, 2017                                $6,430        $25,658          $19,228
Adjustments to beginning Capital and Surplus:
   Asset corrections                                            10             10               --
   Liability corrections                                         5             --               (5)
   Income tax corrections                                       (4)            (4)              --
                                                            ------        -------          -------
       Total adjustments to beginning Capital and
         Surplus                                                11              6               (5)
                                                            ------        -------          -------
Balance at January 1, 2018, as adjusted                     $6,441        $25,664          $19,223
                                                            ------        -------          -------

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of deposit accounting not recorded within contract terms.

Liability corrections - The decrease in total liabilities is primarily the result of a) a net decrease in unearned premium reserves on multi-year direct policies; partially offset by b) an increase due to an over-cession of premiums and losses on a specific program.

Income tax corrections - The decrease in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                                Policyholders' Total Admitted    Total
2017 Adjustments                                                   Surplus         Assets     Liabilities
----------------                                                -------------- -------------- -----------
Balance at December 31, 2016                                        $5,966        $26,511       $20,545
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    14             14            --
   Liability corrections                                                 3             --            (3)
   Income tax corrections                                               45             45            --
                                                                    ------        -------       -------
       Total adjustments to beginning Capital and Surplus               62             59            (3)
                                                                    ------        -------       -------
Balance at January 1, 2017, as adjusted                             $6,028        $26,570       $20,542
                                                                    ------        -------       -------

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in net admitted assets is primarily the result of the recording of real estate step up gains relating to two real estate deals that should reflect the GAAP financials.

Liability corrections - The decrease in total liabilities is primarily the result of a) a decrease due to an over-accrual of insurance taxes, licenses and fees; partially offset by b) an increase resulting from the understatement of losses; c) an increase due to understatement of interest expense on environmental funds held and d) an increase for direct business which was being accounted for as Deposit Accounting in error.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

--------------------------------------------------------------------------------
23 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                Policyholders' Total Admitted    Total
2016 Adjustments                                                   Surplus         Assets     Liabilities
----------------                                                -------------- -------------- -----------
Balance at December 31, 2015                                        $6,682        $26,755       $20,073
Adjustments to beginning Capital and Surplus:
   Asset corrections                                                    36             36            --
   Liability corrections                                                (7)            --             7
   Income tax corrections                                               42             42            --
                                                                    ------        -------       -------
       Total adjustments to beginning Capital and Surplus               71             78             7
                                                                    ------        -------       -------
Balance at January 1, 2016, as adjusted                             $6,753        $26,833       $20,080
                                                                    ======        =======       =======

An explanation for each of the adjustments for prior period corrections is described below:

Asset corrections - The increase in the net admitted assets is primarily the result of a) an increase due to an overcharge of claims service fees related to an internally developed system; partially offset by b) a decrease due to understatement of the prior year expense allocation; and c) a decrease related to unsupported ceded premiums.

Liability corrections - The increase in total liabilities is primarily the result of a) an increase due to ceded losses recorded without consideration of contract limits; b) an increase due to the recording of unsupported ceded unearned premium reserves; and c) an increase resulting from losses understated on three specific client accounts; partially offset by d) a decrease related to an overstatement of profit share between AIG PC Pool companies and AIG Warranty Guard Agency.

Income tax corrections - The increase in the tax assets is primarily the result of a) corrections to prior period balances for adjustments to the current and deferred tax assets and liabilities and b) the tax effect of the corresponding change in asset realization and liability corrections.

3. Investments
--------------------------------------------------------------------------------

A. Bond Investments
--------------------------------------------------------------------------------

The reconciliations from carrying value to fair value of the Company's bond investments as of December 31, 2018 and 2017 are outlined in the tables below:

                                                                               Gross      Gross
                                                                    Carrying Unrealized Unrealized  Fair
December 31, 2018                                                    Value     Gains      Losses    Value
-----------------                                                   -------- ---------- ---------- -------
U.S. governments                                                    $   130     $  2      $  (1)   $   131
All other governments                                                 1,027        7        (22)     1,011
States, territories and possessions                                     603       10         (2)       610
Political subdivisions of states, territories and possessions           551       13         (1)       562
Special revenue and special assessment obligations and all
  non-guaranteed obligations of agencies and authorities and their
  political subdivisions                                              2,680       47        (19)     2,708
Parent, subsidiaries, and affiliates                                    400       --         --        400
Industrial and miscellaneous                                          8,201      157       (101)     8,258
                                                                    -------     ----      -----    -------
Total                                                               $13,592     $236      $(146)   $13,680
                                                                    =======     ====      =====    =======

--------------------------------------------------------------------------------
24 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                    Gross      Gross
                                         Carrying Unrealized Unrealized  Fair
December 31, 2017                         Value     Gains      Losses    Value
-----------------                        -------- ---------- ---------- -------
U.S. governments                         $    73     $  3       $ --    $    76
All other governments                      1,124       23         (6)     1,141
States, territories and possessions          490       17         (1)       506
Political subdivisions of states,
  territories and possessions                482       27         (1)       508
Special revenue and special assessment
  obligations and all non-guaranteed
  obligations of agencies and
  authorities and their political
  subdivisions                             2,754       81         (8)     2,827
Industrial and miscellaneous               9,922      247        (30)    10,139
                                         -------     ----       ----    -------
Total                                    $14,845     $398       $(46)   $15,197
                                         -------     ----       ----    -------

The carrying values and fair values of bonds at December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                               Carrying  Fair
December 31, 2018                                               Value    Value
-----------------                                              -------- -------
Due in one year or less                                        $   746  $   746
Due after one year through five years                            2,808    2,798
Due after five years through ten years                           2,332    2,315
Due after ten years                                              3,018    3,051
Structured securities                                            4,838    4,921
                                                               -------  -------
Total                                                          $13,742  $13,831
                                                               =======  =======

B. Mortgage Loan Investments
--------------------------------------------------------------------------------

The minimum and maximum lending rates for mortgage loans during 2018 were:

                                                     Minimum        Maximum
Category                                          Lending Rate % Lending Rate %
--------                                          -------------- --------------
Retail                                                 5.5%           5.5%
Office                                                 4.9%           5.0%
Industrial                                             2.1%           2.1%
Multi-Family                                           2.1%           5.9%
Residential                                            3.1%           5.1%

--------------------------------------------------------------------------------
25 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 97 percent. The Company's mortgage loan portfolio is current as to payments of principal and interest, for both periods presented. There were no significant amounts of nonperforming mortgages (defined as those loans where payment of contractual principal or interest is more than 90 days past due) during any of the periods presented. The Company did not have any advanced amounts for taxes or assessments. The following table details an analysis of mortgage loans as of December 31, 2018 and 2017:

                                    Residential            Commercial
                                 ----------------- ---------------------------
                            Farm Insured All Other Insured All Other Mezzanine Total
                            ---- ------- --------- ------- --------- --------- ------
2018
   Recorded Investment
   Current                  $--    $--     $520      $--    $3,025      $10    $3,555
   30 - 59 days past due     --     --        4       --        --       --         4
   60 - 89 days past due     --     --       --       --        --       --        --
   90 - 179 days past due    --     --       --       --        --       --        --
                            ---    ---     ----      ---    ------      ---    ------
   Total                    $--    $--     $524      $--    $3,025      $10    $3,559
                            ---    ---     ----      ---    ------      ---    ------
2017
   Recorded Investment
   Current                   --     --      492       --     2,802       10     3,304
   30 - 59 days past due     --     --        5       --        --       --         5
   60 - 89 days past due     --     --        1       --        --       --         1
   90 - 179 days past due    --     --        1       --        --       --         1
                            ---    ---     ----      ---    ------      ---    ------
   Total                    $--    $--     $499      $--    $2,802      $10    $3,311
                            ===    ===     ====      ===    ======      ===    ======

C. Loan-Backed and Structured Securities
--------------------------------------------------------------------------------

The Company did not record any non-credit OTTI losses during 2018 and 2017 for LBaSS.

As of December 31, 2018 and 2017, the Company held LBaSS for which it recognized $3 and $3 respectively of credit-related OTTI based on the present value of projected cash flows being less than the amortized cost of the securities.

The following table shows the aggregate unrealized losses and related fair value relating to those securities for which an OTTI has not been recognized as of the reporting date and the length of time that the securities have been in a continuous unrealized loss position:

Years Ended December 31,                                             2018   2017
------------------------                                            ------ ------
Aggregate unrealized losses:
   Less than 12 Months                                              $   35 $   16
   12 Months or longer                                              $   20 $    4
Aggregate related fair value of securities with unrealized losses:
   Less than 12 Months                                              $1,752 $1,564
   12 Months or longer                                              $  938 $  220

The Company held structured notes as of December 31, 2018 and 2017 with a total carrying value of $51 and $24, respectively. There were no structured notes held as of December 31, 2018 and 2017 which were considered mortgage-referenced securities.

--------------------------------------------------------------------------------
26 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

D. Unrealized losses
--------------------------------------------------------------------------------

The fair value of the Company's bonds and stocks that had gross unrealized losses (where fair value is less than amortized cost) as of December 31, 2018 and 2017 are set forth in the tables below:

December 31, 2018                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   52      $ (1)     $   26     $  --      $   78     $  (1)
All other governments                    252        (8)        540       (22)        792       (30)
States, territories and possessions       99        (1)        152        (1)        251        (2)
Political subdivisions of states,
  territories and possessions            105        (1)         73        (1)        178        (2)
Special revenue and special
  assessment obligations and all
  non-guaranteed obligations of
  agencies and authorities and
  their political subdivisions           404        (4)        575       (15)        979       (19)
Industrial and miscellaneous           2,872       (78)      1,994       (60)      4,866      (138)
                                      ------      ----      ------     -----      ------     -----
Total bonds                           $3,784      $(93)     $3,360     $ (99)     $7,144     $(192)
                                      ------      ----      ------     -----      ------     -----
Affiliated                                --        --         237       (30)        237       (30)
                                      ------      ----      ------     -----      ------     -----
Total common stocks                   $   --      $ --      $  237     $ (30)     $  237     $ (30)
                                      ------      ----      ------     -----      ------     -----
Total stocks                          $   --      $ --      $  237     $ (30)     $  237     $ (30)
                                      ------      ----      ------     -----      ------     -----
Total bonds and stocks                $3,784      $(93)     $3,597     $(129)     $7,381     $(222)
                                      ======      ====      ======     =====      ======     =====

December 31, 2017                    Less than 12 Months   12 Months or Longer          Total
-----------------                   --------------------  --------------------  --------------------
                                               Unrealized            Unrealized            Unrealized
Description of Securities           Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------           ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                      $   14      $ --       $ --       $ --      $   14      $ --
All other governments                    395        (4)       120         (2)        515        (6)
States, territories and possessions      166        (1)        14         --         180        (1)
Political subdivisions of states,
  territories and possessions             47        --         26         (1)         73        (1)
Special revenue and special
  assessment obligations and all
  non- guaranteed obligations of
  agencies and authorities and
  their political subdivisions           647        (6)       146         (2)        793        (8)
Industrial and miscellaneous           2,583       (28)       415        (14)      2,998       (42)
                                      ------      ----       ----       ----      ------      ----
Total bonds                           $3,852      $(39)      $721       $(19)     $4,573      $(58)
                                      ------      ----       ----       ----      ------      ----
Affiliated                                --        --        249        (17)        249       (17)
Non-affiliated                            --        --         --         --          --        --
                                      ------      ----       ----       ----      ------      ----
Total common stocks                   $   --      $ --       $249       $(17)     $  249      $(17)
                                      ------      ----       ----       ----      ------      ----
Total stocks                          $   --      $ --       $249       $(17)     $  249      $(17)
                                      ------      ----       ----       ----      ------      ----
Total bonds and stocks                $3,852      $(39)      $970       $(36)     $4,822      $(75)
                                      ======      ====       ====       ====      ======      ====

E. Realized Gains (Losses)
--------------------------------------------------------------------------------

Proceeds from sales and associated gross realized gains (losses) for the years ended December 31, 2018, 2017 and 2016 were as follows:

Years ended December 31         2018               2017               2016
-----------------------  ------------------ ------------------ ------------------
                                   Equity             Equity             Equity
                          Bonds  Securities  Bonds  Securities  Bonds  Securities
                         ------  ---------- ------  ---------- ------  ----------
Proceeds from sales      $2,712     168     $4,855     $417    $5,032     $95
Gross realized gains         16       4        185       26       103      53
Gross realized losses       (24)     --        (31)      --       (38)     --

--------------------------------------------------------------------------------
27 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

F. Derivative Financial Instruments
--------------------------------------------------------------------------------

The Company holds currency as well as interest rate derivative financial instruments in the form of currency swaps, interest rate swaps and currency forwards and futures to manage risk from currency exchange rate fluctuations, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. While not accounted for under hedge accounting, the currency derivatives are economic hedges of the Company's exposure to fluctuations in the value of receipts on certain investments held by the Company denominated in foreign currencies (primarily GBP and EUR), or of the Company's exposure to fluctuations in recorded amounts of loss reserves denominated in foreign currencies (primarily JPY). Additionally, interest rate derivatives were entered into to manage risk from fluctuating interest rates in the market, and the impact of such fluctuations to surplus and cash flows on investments or loss reserves. The interest rate derivatives are cash flow hedges of the company's exposure to fluctuations in LIBOR/EURIBOR rates on investments in collateralized loan obligations.

Market Risk

The Company is exposed under these types of contracts to fluctuations in value of the swaps and forwards and variability of cash flows due to changes in interest rates and exchange rates.

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements

The Company is subject to collateral requirements on its currency and interest rate derivative contracts. Additionally, the Company is required to make currency exchanges on fixed dates and fixed amounts or fixed exchange rates, or make a payment in the amount of foreign currency physically received on certain foreign denominated investments. For interest rate swaps, the Company is required to make payments based on a floating rate (LIBOR/EURIBOR) on a fixed payment date.

The currency and interest rate derivatives do not qualify for hedge accounting. As a result, the Company's currency and interest rate contracts are accounted for at fair value and the changes in fair value are recorded as unrealized gains (losses) in Unassigned surplus within the Statements of Operations and Changes in Capital and Surplus until the contract expires, paid down or is redeemed early. In the event a contract is fully redeemed before its expiration, the related unrealized amounts will be recognized in the Net realized capital gains (losses). Furthermore, if the contract has periodic payments or fully matures, any related unrealized amounts are recognized in net investment income.

The Company did not apply hedge accounting to any of its derivatives for any period in these financial statements. The following tables summarize the outstanding notional amounts, the fair values and the realized and unrealized gains or losses of the derivative financial instruments held by the Company for the years ended December 31, 2018 and 2017.

                                 December 31, 2018    Year ended December 31, 2018
                               --------------------  ------------------------------
                                                        Realized       Unrealized
Derivative Financial             Outstanding   Fair  Capital Gains / Capital Gains /
Instrument                     Notional Amount Value    (Losses)        (Losses)
--------------------           --------------- ----- --------------- ---------------
Swaps                              $2,071       $52       $ --            $  67
Forwards                              152        --         --               (1)
Options                                18        --         --               --
                                   ------       ---       ----            -----
Total                              $2,241       $52       $ --            $  66
                                   ======       ===       ====            =====

                                 December 31, 2017    Year ended December 31, 2017
                               --------------------  ------------------------------
                                                        Realized       Unrealized
Derivative Financial             Outstanding   Fair  Capital Gains / Capital Gains /
Instrument                     Notional Amount Value    (Losses)        (Losses)
--------------------           --------------- ----- --------------- ---------------
Swaps                              $1,774       $(9)      $(23)           $(114)
Forwards                              662        --         --                7
Options                                19        --         --               --
                                   ------       ---       ----            -----
Total                              $2,455       $(9)      $(23)           $(107)
                                   ======       ===       ====            =====

--------------------------------------------------------------------------------
28 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

G. Other Invested Assets
--------------------------------------------------------------------------------

During 2018, 2017 and 2016, the Company recorded OTTI losses on investments in joint ventures and partnerships of $90, $33, and $66, respectively.

H. Investment Income
--------------------------------------------------------------------------------

The Company had no accrued investment income receivables over 90 days past due as of December 31, 2018 or 2017. Investment expenses of $35, $45 and $38 were included in Net investment income earned for the years ended December 31, 2018, 2017 and 2016, respectively.

I. Restricted Assets
--------------------------------------------------------------------------------

The Company had securities deposited with regulatory authorities, as required by law, with a carrying value of $4,478 and $3,785 as of December 31, 2018 and 2017, respectively.

4. Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement as of December 31, 2018 and 2017.

December 31, 2018                               Level 1 Level 2 Level 3  Total
-----------------                               ------- ------- ------- ------
Bonds                                            $ --    $744     $15   $  759
Common stocks                                     185      --      44      229
Derivative assets                                  --      75      --       75
Derivative liabilities                             --     (23)     --      (23)
                                                 ----    ----     ---   ------
Total                                            $185    $796     $59   $1,040
                                                 ====    ====     ===   ======

December 31, 2017                                 Level 1 Level 2 Level 3 Total
-----------------                                 ------- ------- ------- -----
Bonds                                              $ --    $437    $ 78   $515
Common stocks                                       226     129      44    399
Derivative asset                                     --      31      --     31
Derivative liabilities                               --     (40)     --    (40)
                                                   ----    ----    ----   ----
Total                                              $226    $557    $122   $905
                                                   ====    ====    ====   ====

There were no assets carried at fair value that were transferred between Level 1 and Level 2 during 2018 and 2017.

--------------------------------------------------------------------------------
29 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


A. Fair Value Measurements in Level 3 of the Fair Value Hierarchy
--------------------------------------------------------------------------------

The following tables show the balance and activity of financial instruments classified as level 3 in the fair value hierarchy for the years ended December 31, 2018 and 2017.

                                                       Total Realized
                                                       Gains (Losses)                 Purchases,
               Beginning                                included in     Unrealized      Sales,
               Balance at                                   Net       Gains (Losses)  Issuances,   Balance at
               January 1, Transfers into Transfers out   Investment    Included in   Settlements, December 31,
                  2018       Level 3      of Level 3       Income        Surplus         Net          2018
               ---------- -------------- ------------- -------------- -------------- ------------ ------------
Bonds             $ 78         $43           $(79)          $ 1            $(1)          $(27)        $15
Common stocks       44          --             --            --             --             --          44
                  ----         ---           ----           ---            ---           ----         ---
Total             $122         $43           $(79)          $ 1            $(1)          $(27)        $59
                  ====         ===           ====           ===            ===           ====         ===

                                                        Total
                                                      Realized
                                                        Gains
                                                      (Losses)   Unrealized   Purchases,
               Beginning                             included in    Gains       Sales,
               Balance at                                Net      (Losses)    Issuances,   Balance at
               January 1,  Transfers   Transfers out Investment  Included in Settlements, December 31,
                  2017    into Level 3  of Level 3     Income      Surplus       Net          2017
               ---------- ------------ ------------- ----------- ----------- ------------ ------------
Bonds             $44         $18          $(47)         $ 1         $--         $62          $ 78
Common stocks      44          --            --           --          --          --            44
                  ---         ---          ----          ---         ---         ---          ----
Total             $88         $18          $(47)         $ 1         $--         $62          $122
                  ===         ===          ====          ===         ===         ===          ====

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data or when the asset is no longer carried at fair value. This may be due to significant increase in market activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short term and thus observable. Transfers out of Level 3 can also occur due to favorable credit migration resulting in a higher NAIC designation. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the dates of the determination of fair value.

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments, and includes only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models. Because input information from third-parties with respect to certain Level 3 instruments may not be reasonably available to the Company, balances shown below may not equal total amounts reported for such Level 3 assets.

         Fair Value at December 31,
                    2018            Valuation Technique  Unobservable Input Range (Weighted Average)
         -------------------------- -------------------- ------------------ ------------------------
Assets:
Bonds                $4             Discounted cash flow       Yield         4.61% - 5.19% (4.90%)

--------------------------------------------------------------------------------
30 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Fair Value of all Financial Instruments
--------------------------------------------------------------------------------

The table below details the fair value of all financial instruments except for those accounted for under the equity method as of December 31, 2018 and 2017:

                                                                                               Not
                                             Aggregate  Admitted                           Practicable
December 31, 2018                            Fair Value  Assets  Level 1 Level 2  Level 3 (Carry Value)
-----------------                            ---------- -------- ------- -------  ------- -------------
Bonds                                         $13,680   $13,592   $ 18   $12,181  $1,481       $--
Cash equivalents and short term investments       157       157      7       145       5        --
Common stock                                      243       243    185        14      44        --
Derivative assets                                  75        75     --        75      --        --
Derivative liabilities                            (23)      (23)    --       (23)     --        --
Mortgage loans                                  3,638     3,559     --        --   3,638        --
Mutual funds                                       --        --     --        --      --        --
                                              -------   -------   ----   -------  ------       ---
Total                                         $17,770   $17,603   $210   $12,392  $5,168       $--
                                              =======   =======   ====   =======  ======       ===

                                                                                              Not
                                             Aggregate  Admitted                          Practicable
December 31, 2017                            Fair Value  Assets  Level 1 Level 2 Level 3 (Carry Value)
-----------------                            ---------- -------- ------- ------- ------- -------------
Bonds                                         $15,197   $14,845   $ --   $13,045 $2,152       $--
Cash equivalents and short term investments        98        98     95         3     --        --
Common stock                                      408       408    226       138     44        --
Derivative assets                                  31        31     --        31     --        --
Derivative liabilities                            (40)      (40)    --        --    (40)       --
Mortgage loans                                  3,386     3,311     --        --  3,386        --
                                              -------   -------   ----   ------- ------       ---
Total                                         $19,080   $18,653   $321   $13,217 $5,542       $--
                                              -------   -------   ----   ------- ------       ---

5. Reserves for Losses and Loss Adjustment Expenses
--------------------------------------------------------------------------------

A roll forward of the Company's net reserves for losses and LAE as of December 31, 2018, 2017 and 2016, is set forth in the table below:

December 31,                                           2018     2017     2016
------------                                         -------  -------  -------
Reserves for losses and LAE, end of prior year       $11,853  $13,584  $12,856
Incurred losses and LAE related to:
   Current accident year                               3,895    4,577    3,653
   Prior accident year                                   228     (138)   1,434
                                                     -------  -------  -------
   Total incurred losses and LAE                       4,123    4,439    5,087
                                                     -------  -------  -------
Paid losses and LAE related to:
   Current accident year                              (1,166)  (1,121)    (944)
   Prior accident year                                (4,204)  (5,049)  (3,415)
                                                     -------  -------  -------
   Total paid losses and LAE                          (5,370)  (6,170)  (4,359)
                                                     -------  -------  -------
Reserves for losses and LAE, end of current year     $10,606  $11,853  $13,584
                                                     -------  -------  -------

During 2018, after applying the impact of the ADC, the Company reported net unfavorable prior year development on loss and LAE reserves of approximately $228, which includes an increase in loss reserve discount on prior accident years of $22. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior year loss reserve development of $405.

The 2018 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty, driven by the combination of construction defect and construction wrap claims from accident years 2015 and prior where the Company reacted to significant increases in severity and longer claim reporting patterns, as well as higher than expected loss severity in accident years 2016 and 2017, which led to an increase in estimates for these accident years;

--------------------------------------------------------------------------------
31 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


    . Unfavorable prior year development in financial lines, primarily from directors & officers (D&O) and employment practices liability (EPLI) policies covering corporate and national insureds as well as private and not-for-profit insureds. This development was predominantly in accident years 2014-2017 and resulted largely from increases in severity as the frequency of class action lawsuits increased in those years; and

    . Unfavorable prior year development in personal lines reflecting an increase in estimates in respect of the California Wildfires and Hurricane Irma.

During 2017, after applying the impact of the ADC, the Company reported net favorable prior year development on loss and LAE reserves of approximately $138, which includes a decrease in loss reserve discount on prior accident years of $706 of which $641 is due to cession to the ADC. Under the ADC, 80 percent of the reserve risk on substantially all of the Company's commercial long-tail exposures for accident years 2015 and prior is ceded to NICO. Excluding the impact of the ADC, the Company recognized unfavorable prior loss reserve development of $259.

The 2017 unfavorable prior year development is generally a result of the following:

    . Unfavorable prior year development in excess casualty and primarily general liability products within Other Liability - Occurrence line of business, driven primarily by increases in underlying severity and greater than expected loss experience in accident year 2016 as well as increased development from claims related to construction defects and construction wrap business (largely from accident years 2006 and prior);

    . Unfavorable prior year development in excess casualty and directors and officers ("D&O") within Other Liability - Claims-Made line of business, covering privately owned and not-for-profit insureds. The D&O development was predominantly in accident year 2016 and resulted largely from increases in bankruptcy-related claims and fiduciary liability claims for large educational institutions; and

    . Unfavorable prior year development primarily driven by commercial auto business in the program business unit. A significant portion of this development came from accident year 2016 with much of it related to programs that have been terminated over the past year.

During 2016, the Company reported adverse loss and LAE net reserve development of $1,434 which includes a loss reserve discount credit of $74 due to accretion. The adverse development is comprised mainly of development on the Primary Workers Compensation of $574, Primary General Liability of $232, Excess Casualty class of business of $230, Medical Malpractice class of business of $130, Programs of $112 and Primary Commercial Auto class of business of $106. Original estimates are adjusted as additional information becomes known regarding individual claims. In addition, favorable prior year loss development on retrospectively rated policies was $10 as of December 31, 2016, which was offset by additional return premiums.

The Company's reserves for losses and LAE have been reduced for anticipated salvage and subrogation of $249, $252 and $208 for the years ended December 31, 2018, 2017 and 2016, respectively. The Company paid $9, $32 and $31 in the reporting period to settle 204, 233 and 54 claims related to extra contractual obligations or bad faith claims stemming from lawsuits for the years ended December 31, 2018, 2017 and 2016, respectively.

A. Asbestos/Environmental Reserves
--------------------------------------------------------------------------------

The Company has indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1986 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

--------------------------------------------------------------------------------
32 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The Company has exposure to asbestos and/or environmental losses and LAE costs arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                            Asbestos Losses   Environmental Losses
                                           -----------------  -------------------
December 31,                               2018  2017   2016  2018   2017   2016
------------                               ----  ----  -----  ----   ----   ----
   Direct -
Loss and LAE reserves, beginning of year   $796  $717  $ 818  $215   $218   $149
Impact of pooling restructure transaction    --   120     --    --     37     --
Incurred losses and LAE                     (17)    2     32    97      1     78
Calendar year paid losses and LAE           (53)  (43)  (133)  (27)   (41)    (9)
                                           ----  ----  -----  ----   ----   ----
Loss and LAE Reserves, end of year         $726  $796  $ 717  $285   $215   $218
                                           ----  ----  -----  ----   ----   ----
   Assumed reinsurance -
Loss and LAE reserves, beginning of year   $258  $213  $ 263  $ 18   $ 14   $ 15
Impact of pooling restructure transaction    --    36     --    --      1     --
Incurred losses and LAE                      76    27      1    (1)     5     (1)
Calendar year paid losses and LAE           (18)  (18)   (51)   (1)    (2)    --
                                           ----  ----  -----  ----   ----   ----
Loss and LAE Reserves, end of year         $316  $258  $ 213  $ 16   $ 18   $ 14
                                           ----  ----  -----  ----   ----   ----
   Net of reinsurance -
Loss and LAE reserves, beginning of year   $  1  $  1  $  10  $ --   $ --   $ --
Impact of pooling restructure transaction    --    --     --    --     --     --
Incurred losses and LAE                      --    --     --    --     --     --
Calendar year paid losses and LAE            --    --     (9)   --     --     --
                                           ----  ----  -----  ----   ----   ----
Loss and LAE Reserves, end of year         $  1  $  1  $   1  $ --   $ --   $ --
                                           ====  ====  =====  ====   ====   ====

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

Included in the above table are loss and LAE - IBNR and bulk reserves arising from pre-1986 general liability, product liability, commercial multi-peril and excess liability insurance or reinsurance policies as noted below:

                                          Loss Reserves   LAE Reserves
         Asbestos                         -------------- --------------
         December 31,                     2018 2017 2016 2018 2017 2016
         ------------                     ---- ---- ---- ---- ---- ----
         Direct basis:                    $350 $406 $381 $39  $45  $42
         Assumed reinsurance basis:        125   78   58  14    9    6
         Net of ceded reinsurance basis:    --   --   --  --   --   --

                                          Loss Reserves   LAE Reserves
         Environmental                    -------------- --------------
         December 31,                     2018 2017 2016 2018 2017 2016
         ------------                     ---- ---- ---- ---- ---- ----
         Direct basis:                    $112 $68  $77  $48  $29  $33
         Assumed reinsurance basis:          5   3    3    2    1    1
         Net of ceded reinsurance basis:    --  --   --   --   --   --

--------------------------------------------------------------------------------
33 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


B. Loss Portfolio Transfer
--------------------------------------------------------------------------------

On February 12, 2018, the Company and certain AIG affiliated insurers (collectively, the "Reinsureds" (as cedants), each of which is a member of the Combined Pool) commuted certain loss portfolio reinsurance agreements with Eaglestone (as reinsurer). The commuted reinsurance agreements with Eaglestone related to environmental impairment liability and related exposures, pre-1986 environmental, public entity, occupational accident exposures, miscellaneous run-off general liability and workers' compensation exposures, and selected physicians and surgeons professional liability policies. The commutation settlement was equal to the statutory balances as of the January 1, 2017 effective date.

On the same date, the Reinsureds (as cedants), Eaglestone (as original reinsurer), and Fortitude Re (as replacement reinsurer), a wholly owned AIG subsidiary and registered Class 4 and Class E reinsurer in Bermuda, entered into a novation agreement whereby obligations of excess workers' compensation business previously ceded by the Reinsureds to Eaglestone were transferred to Fortitude Re. The novation consideration was equal to the total statutory reserves ceded to Eaglestone as of the January 1, 2017 effective date.

Further, and also on the same date, a book of assumed reinsurance business of the Reinsureds, which was previously embedded in one of the LPTs that was commuted, was ceded back to Eaglestone as a separate LPT ("Re-ceded Portfolio") on a fund transferred basis with settlement equal to the statutory balances as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds.

Finally, the Reinsureds (as cedants) ceded substantially all commuted business as detailed above through various LPT reinsurance agreements to Fortitude Re (as replacement reinsurer). Additionally, at the same time, the Reinsureds also ceded to Fortitude Re additional business related to certain excess workers' compensation (accident years 2011 and 2012), certain pollution legal liability, buffer trucking, some healthcare primary and excess product coverages businesses. The consideration for the above reinsurance agreements is equal to the statutory book value of the ceded liabilities as of the January 1, 2017 effective date, resulting in no gain in surplus to the Reinsureds. The consideration was settled on a funds withheld basis. Interest on the funds withheld is determined by the total return of a certain earmarked portfolio of assets owned by the Reinsureds.

The recording of these transactions by the Reinsureds in the first quarter of 2018 required the reversal of interest expense on funds held due to Eaglestone on the commuted portfolios and the recognition of interest expense due to Fortitude Re on the commuted portfolios and the new cessions, in order to record the effect of the transaction as of the stated effective date of January 1, 2017.

A reconciliation of change in reserves and corresponding consideration (paid) received for the above transactions between Eaglestone, Fortitude Re and the Reinsureds for the effective date of January 1, 2017 are shown below:

                                                                              LPTs
                                                                          (Previously
                                                                            commuted
                                                                          business and
                                                                           2016 Exit   Re-ceded
Company                                              Novation Commutation  Portfolio)  Portfolio  Total
-------                                              -------- ----------- ------------ --------- -------
Reserves
--------
Eaglestone Reinsurance Company                       $(1,577)   $(2,895)    $    --      $ 41    $(4,431)
Fortitude Reinsurance Company                          1,577         --       4,013        --      5,590
Combined Pool Companies:
   National Union Fire Ins. Co. of Pittsburgh, Pa.        --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company                        --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company                            --        869      (1,203)      (13)      (347)
Total Combined Pool                                       --      2,895      (4,013)      (41)    (1,159)
                                                     -------    -------     -------      ----    -------
Consideration (Paid) Received as Funds Held, Cash and Securities
----------------------------------------------------------------
Eaglestone Reinsurance Company                        (1,734)    (2,895)         --        41     (4,588)
Fortitude Reinsurance Company                          1,734         --       4,013        --      5,747
Combined Pool Companies:
   National Union Fire Ins. Co. of Pittsburgh, Pa.        --      1,013      (1,405)      (14)      (406)
   American Home Assurance Company                        --      1,013      (1,405)      (14)      (406)
   Lexington Insurance Company                            --        869      (1,203)      (13)      (347)
Total Combined Pool                                       --      2,895      (4,013)      (41)    (1,159)
                                                     -------    -------     -------      ----    -------

--------------------------------------------------------------------------------
34 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The below table presents the reserves as of December 31, 2017 that were transferred during 2018 between Eaglestone, Fortitude Re and the Reinsureds for the above transactions:

                                                                              LPTs
                                                                          (Previously
                                                                            commuted              Total
                                                                          business and            Change
                                                                           2016 Exit   Re-ceded     in
Company                                              Novation Commutation  Portfolio)  Portfolio Reserves
-------                                              -------- ----------- ------------ --------- --------
Eaglestone Reinsurance Company                       $(1,477)   $(2,567)    $    --      $ 32    $(4,012)
Fortitude Reinsurance Company                          1,477         --       3,442        --      4,919
Combined Pool Companies:
   National Union Fire Ins. Co. of Pittsburgh, Pa.        --        898      (1,205)      (11)      (318)
   American Home Assurance Company                        --        898      (1,205)      (11)      (318)
   Lexington Insurance Company                            --        771      (1,032)      (10)      (271)
Total Combined Pool                                       --      2,567      (3,442)      (32)      (907)
                                                     -------    -------     -------      ----    -------

C. Discounting of Liabilities for Unpaid Losses or Unpaid Loss Adjustment
   Expenses
--------------------------------------------------------------------------------

The Company discounts its workers' compensation (both tabular and non-tabular) reserves.

The calculation of the Company's tabular discount is based upon the mortality table used in the 2007 US Decennial Life Table, and applying a 3.5 percent interest rate. Only case basis reserves are subject to tabular discounting. The December 31, 2018 and 2017 liabilities include $1,627 and $1,929 of such discounted reserves, respectively.

Tabular Reserve Discount
--------------------------------------------------------------------------------

The table below presents the amount of tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016:

Lines of Business                                                2018 2017 2016
-----------------                                                ---- ---- ----
Workers' Compensation
   Case Reserves                                                 $135 $134 $215

As of December 31, 2018 and 2017, the tabular case reserve discount is presented net of the ceded discount related to the ADC of $184 and $162, respectively. As of December 31, 2016 the Company accounted for the ADC as retroactive reinsurance, as such there is no ceded tabular discount related to the ADC.

Non-Tabular Discount
--------------------------------------------------------------------------------

The non-tabular discount rate utilized by the Company is a variable discount rate determined using risk-free rates based on the U.S. Treasury forward yield curve plus a liquidity margin, applicable to IBNR and certain case reserves.

The table below presents the amount of non-tabular discount applied to the Company's reserves as of December 31, 2018, 2017 and 2016:

Lines of Business                                                2018 2017 2016
-----------------                                                ---- ---- ----
Workers' Compensation
   Case Reserves                                                 $ 41 $ 20 $359
   IBNR                                                           283  225  309

As of December 31, 2018, the non-tabular case and IBNR reserve discount is presented net of the ceded discount related to the ADC of $142 and $397, respectively. As of December 31, 2017, the non-tabular case and IBNR reserve discount is presented net of the ceded discount related to the ADC of $97 and $383, respectively. As of December 31, 2016 the Company accounted for the ADC as retroactive reinsurance, as such there is no ceded non-tabular discount related to the ADC.

--------------------------------------------------------------------------------
35 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


6  Related Party Transactions
--------------------------------------------------------------------------------

A. Combined Pooling Agreement
--------------------------------------------------------------------------------

2017 Pooling Restructure Transaction

As described in Note 1, effective January 1, 2017, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during March 2017. APCC distributed to AIG PC US, its parent, an amount of $700, which was a return of capital. Subsequently, AIG PC US made a contribution to National Union in the amount of $700.

The following table shows the changes in assets, liabilities and surplus as a result of the 2017 Pooling Restructure Transaction:

                                                                        Amount
Assets:
   Agents' balances or uncollected premiums                             $  280
   Amounts recoverable from reinsurers                                      44
   Funds held by or deposited with reinsured companies                      25
   Other insurance assets                                                   42
                                                                        ------
       Total Assets                                                     $  391
                                                                        ------
Liabilities
   Unearned premium reserves (net)                                      $  482
   Reinsurance payable on paid losses and loss adjustment expenses          41
   Reserves for losses and loss adjustment expenses (net)                2,411
   Funds held by company under reinsurance treaties                        234
   Ceded reinsurance premiums payable                                       47
   Payable to parent, subsidiaries and affiliates                           26
   Other insurance liabilities                                             (12)
                                                                        ------
       Total Liabilities                                                $3,229
                                                                        ------
Statement of Operations and Changes in Surplus
   Net premiums written                                                 $  482
   Change in unearned premium reserves                                    (482)
                                                                        ------
   Premiums earned                                                      $
                                                                        ------
   Other underwriting expenses incurred                                 $   80
                                                                        ------
   Net loss                                                             $  (80)
                                                                        ------
   Total change in Surplus                                              $  (80)
                                                                        ------
Net Impact Corresponding to Consideration Receivable (Payable)          $2,758
                                                                        ------
Consideration received
   Securities received                                                  $2,182
   Cash received                                                           576
                                                                        ------
Consideration Received                                                  $2,758
                                                                        ------

Other underwriting expenses incurred represent the net expense allowance impact to the Company pursuant to the Combined Pooling Agreement.

--------------------------------------------------------------------------------
36 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Under the terms of the Combined Pooling Agreement, certain insurance assets and liabilities were transferred gross of admissibility, recoverability allowances, provisions and discount amounts. As a result of the transaction, the Company recorded an increase/ (decrease) in its Assets, Liabilities and Surplus related to the following:

                                                   Net Admitted
Line Description                                      Assets    Liabilities Surplus Net Income
----------------                                   ------------ ----------- ------- ----------
Change in nonadmitted assets                           $--          $--      $(19)     $ --
Worker's compensation discount                          --           --       147       147
Discount on ceded retroactive reinsurance reserve       --           --       (87)      (87)
Other allocations                                       --           --       (16)      (11)
                                                       ---          ---      ----      ----
Total                                                  $--          $--      $ 25      $ 49
                                                       ---          ---      ----      ----

The Company became a thirty five percent participant in the Combined Pool pursuant to the aforementioned amendment to the Combined Pooling Agreement. As a result, the special surplus of $47 on the gain from retroactive reinsurance ceded related to the increased pool participation percentage was established as aggregate write-ins for special surplus funds with a corresponding decrease in Unassigned surplus.

2016 Pooling Restructure Transaction

In 2016, the Combined Pooling Agreement was amended and restated among the twelve member companies. In order to rebalance the capital accounts of the companies in the Combined Pool, certain participants of the Combined Pool made distributions or received contributions of capital during February 2016. The change in the Combined Pooling Agreement had no effect on the Company's reported assets, liabilities, surplus, operations or cash flow, as the Company's participation in the pool remained the same.

B. American International Overseas Association
--------------------------------------------------------------------------------

AIG formed the Association, a Bermuda exempted limited partnership, in 1976, as the pooling mechanism for AIG's international general insurance operations. At the time of forming the Association, the member companies entered into a reinsurance agreement to govern the business pooled in the Association. The current participation percentages for the Association Pool member companies are set forth in the table below.

                                                         NAIC Co. Participation
Member Company                                             Code      Percent
--------------                                           -------- -------------
Combined Pool Member companies, as follows:
   National Union                                         19445        78%
   New Hampshire                                          23841        12%
   American Home                                          19380        10%

The Company's participation in the Association is pooled among all Pool members in proportion to their participation in the Combined Pool.

--------------------------------------------------------------------------------
37 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


C. Significant Transactions
--------------------------------------------------------------------------------

The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2018, 2017 and 2016 between the Company and affiliated companies in which the value exceeded one-half of one percent of the Company's admitted assets as of December 31, 2018, 2017 and 2016:

                                                                                             2018
                                                               -----------------------------------------------------------------
                                                                      Assets Received by             Assets Transferred by
                                                                         the Company                      the Company
                                                               -------------------------------- --------------------------------
 Date of
Transaction   Explanation of Transaction    Name of Affiliate  Statement Value   Description    Statement Value   Description
-----------  -----------------------------  -----------------  --------------- ---------------- --------------- ----------------
 05/30/18    Purchase of Securities          AIG, Inc               $150       Securities            $150       Cash
 07/27/18    Return of Capital               AIG PC US                --                              198       Securities
 07/27/18    Dividend                        AIG PC US                --                                1       Securities
 09/25/18    Return of Capital               AIG PC US                --                              274       Securities
 09/25/18    Return of Capital               AIG PC US                --                              113       Cash
 09/25/18    Dividend                        AIG PC US                --                               13       Securities
 12/20/18    Senior Promissory Notes/Loans   AIG PC US               400       Securities             400       Cash

                                                                                             2017
                                                               -----------------------------------------------------------------
                                                                      Assets Received by             Assets Transferred by
                                                                         the Company                      the Company
                                                               -------------------------------- --------------------------------
Date of
Transaction   Explanation of Transaction    Name of Affiliate  Statement Value   Description    Statement Value   Description
-----------  -----------------------------  -----------------  --------------- ---------------- --------------- ----------------
 01/19/17    Purchase of securities          AIG, Inc.              $369       Securities            $369       Cash
 02/17/17    Capital Contribution            AIG PC US                 7       Securities              --
 03/31/17    Capital Contribution            AIG PC US               700       Securities              --
 10/31/17    Purchase and sale of
             securities                      American Home           507       Securities             499       Securities
 10/31/17    Sale of securities              American Home            --                                9       Cash
 10/31/17    Purchase and sale of
             securities                      Lexington               457       Securities             452       Securities
 10/31/17    Sale of securities              Lexington                --                                5       Cash
 Various     PC Tax Refund                   AIG, Inc.               158       Cash                    --

                                                                                             2016
                                                               -----------------------------------------------------------------
                                                                      Assets Received by             Assets Transferred by
                                                                         the Company                      the Company
                                                               -------------------------------- --------------------------------
Date of
Transaction   Explanation of Transaction    Name of Affiliate  Statement Value   Description    Statement Value   Description
-----------  -----------------------------  -----------------  --------------- ---------------- --------------- ----------------
 01/25/16    Receivable               (a)    AIG PC US              $800       Securities            $ --
 06/30/16    Dividend                        AIG PC US                --                              300       Securities
 09/30/16    Dividend                        AIG PC US                --                              300       Securities
 Various     PC Tax Refund                   AIG PC US               210       Securities/Cash         --
 Various     Purchase of securities          American                271       Securities             271       Securities/Cash
                                             General Life
                                             Insurance
                                             Company
 Various     Sale of Securities              AIG PC US               181       Securities/Cash        181       Securities

(a) Refer to Note 11 for more detail

Promissory Note

On December 20, 2018, AIG PC US issued two unsecured promissory notes to the Company totaling $400 in exchange for cash ("2018 Promissory Notes"). The 2018 Promissory Notes are guaranteed by AIG, Inc. and are valued at $200 each with maturity dates of four years and five years, respectively; and interest rates of 4.63% and 4.87%, respectively. The 2018 Promissory Notes are presented within Schedule D of the Company's 2018 Annual Statement and hold an NAIC-2 designation.

--------------------------------------------------------------------------------
38 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


AIG Global Real Estate Investment Corp. ("AIGGRE") Restructure

In 2018, the Company and several of its U.S. insurance company affiliates restructured their respective ownership interests in certain real estate equity investments previously originated by an affiliate, AIGGRE (including its investment management affiliates), by contributing such interests to three separate real estate investment funds managed by AIGGRE - AIGGRE U.S. Real Estate Fund I, LP ("U.S. Fund I"), AIGGRE U.S. Real Estate Fund II, LP ("U.S. Fund II" and, together with U.S. Fund I, the "U.S. Funds"), and AIGGRE Europe Real Estate Fund I S.C.SP ("Europe Fund I"). The U.S. Funds each closed on November 1, 2018. In connection with the closing of U.S. Fund I, the Company made a capital commitment to the fund of up to $276 (representing an approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $255) and received a cash payment from the fund of approximately $70.

In connection with the closing of U.S. Fund II, the Company made a capital commitment to the fund of up to $621 (representing approximately 23% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $425) and cash (approximately $53).

Further, Europe Fund I closed on November 2, 2018. In connection with the closing of Europe Fund I, the Company made a capital commitment to the fund of up to $52.2 (representing an approximately 8% equity interest therein), and contributed to the fund the Company's interests in certain real estate equity investments (with an aggregate fair value of approximately $40.6) and received a cash payment from the fund of approximately $6.3.

As a result of this transaction, the Company received equity in the Funds equaling the fair value of the assets transferred. The transfer is accounted for at fair value with any gain deferred until permanence of transfer of risk and rewards can be established. Any loss is recognized immediately, if any. The difference between the carrying value of the assets transferred and consideration received is recorded as a basis difference, which will be admitted subject to applicable limits and amortized over the duration of the Funds.

At December 31, 2018, the Company's unfunded capital commitment to U.S. Fund I, U.S. Fund II and Europe Fund I, after certain additional capital was called, was approximately $91, $134 and $23, respectively.

As of December 31, 2018 the Company's balance in the U.S. Fund I, U.S. Fund II and Europe Fund I was $126, $358, and $9, respectively.

Lavastone Capital LLC ("Lavastone") Loan Program

During 2017, National Union had a loan program with borrower Lavastone Capital LLC ("Lavastone"), whereby Lavastone had pledged collateral to the Company in the amount of $3,069 for the loans. The loan program had three separate elements - a 15-year "senior term loan" due August 2026 with original principal of $1,087 plus accrued interest at an annual rate of 5.1 percent; a 20-year "junior term loan" due August 2031 for $175 at a rate of 6.8 percent; and a 20-year "revolving loan" component pursuant to which Lavastone may borrow up to $600 for the purpose of keeping its investments in life insurance in force, at a rate of 3.2 percent. Interest on each component was due and payable at maturity, but was prepayable, as was principal, based upon the availability of funds.

As of December 31, 2018 and 2017, the Company's carrying values associated with these loans were $0 as the remaining principle has been fully repaid by Lavastone.

During 2017, the Company recognized $47 of investment income related to this credit facility.

Beginning in 2018, the Company has terminated their loan program with Lavastone.

--------------------------------------------------------------------------------
39 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Amounts Due to or from Related Parties
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the Company reported the following receivables/payables balances from/to its Ultimate Parent, subsidiaries and affiliates (excluding reinsurance transactions). Intercompany agreements have defined settlement terms and related receivables are reported as nonadmitted if balances due remain outstanding more than ninety days past the due date as specified in the agreement.

        December 31,                                          2018  2017
        ------------                                         ------ ----
        Balances with member pool companies                  $  612 $693
        Balances with other affiliates                          279  145
                                                             ------ ----
        Receivable from parent, subsidiaries and affiliates     891  838
                                                             ------ ----
        Balances with member pool companies                     368  231
        Balances with other affiliates                          724  695
                                                             ------ ----
        Payable to parent, subsidiaries and affiliates       $1,092 $926
                                                             ====== ====

Current federal and foreign taxes recoverable under the Tax Sharing Agreement at December 31, 2018 and 2017 were $(20) and $23, respectively.

The Company did not change its methods of establishing terms regarding any transactions with its affiliates during the years ended December 31, 2018 or 2017.

E. Guarantees or Contingencies for Related Parties
--------------------------------------------------------------------------------

The Company has issued guarantees whereby it unconditionally and irrevocably guarantees all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 10.

F. Management, Service Contract and Cost Sharing Arrangements
--------------------------------------------------------------------------------

As an affiliated company of AIG, the Company utilizes centralized services from AIG and its affiliates. The Company is allocated a charge for these services, based on the amount of incremental expense associated with operating the Company as a separate legal entity. The amount of expense allocated to the Company each period was determined based on an analysis of services provided to the Company.

The following table summarizes fees incurred related to affiliates that exceeded one-half of one percent of the Company's admitted assets during 2018, 2017 and 2016:

            Affiliates                               2018 2017 2016
            ----------                               ---- ---- ----
            AIG Claims, Inc.                         $192 $201 $148
                                                     ---- ---- ----
               Total                                 $192 $201 $148
                                                     ==== ==== ====

In 2018, 2017 and 2016 management service costs included severance expenses pertaining to an AIG-wide initiative to centralize work streams into lower cost locations and create a more streamlined organization.

G. Borrowed Money
--------------------------------------------------------------------------------

The Company (among other affiliates) is a borrower under a Loan Agreement, with AIG, as lender, pursuant to which the Company may borrow funds from AIG from time to time (the "Loan Facility"). The aggregate amount of all loans that may be outstanding under the Loan Facility at a given time is $500. As of December 31, 2018 and 2017, the Company had no outstanding liability pursuant to this Loan Facility.

Significant debt terms and covenants include the following

    . The Company must preserve and maintain its legal existence while maintaining all rights, privileges and franchises necessary to the normal conduct of its business;

    . The Company must take, or cause to be taken, all other actions reasonably necessary or desirable to preserve and defend the rights of the Lender to payment hereunder, and to assure to the Lender the benefits hereof; and

--------------------------------------------------------------------------------
40 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

    . The Company must not merge with or into or consolidate with any other person, sell, transfer or dispose of all or substantially all of its assets or undergo any change in the control of its voting stock unless
       (a) such merger or consolidation is with or into a wholly-owned subsidiary of Lender, (b) such sale or transfer is to a wholly-owned subsidiary of the Lender or (c) the Company receives the prior written authorization from the Lender.

There have been no violations of the terms and covenants associated with the debt issuance.

Refer to Note 11E regarding funds borrowed from FHLB.

7. Reinsurance
--------------------------------------------------------------------------------

In the ordinary course of business, the Company may use both treaty and facultative reinsurance to minimize its net loss exposure to a) any single catastrophic loss event; b) an accumulation of losses from a number of smaller events; or c) provide greater risk diversification. Based on the terms of the reinsurance contracts, a portion of expected IBNR losses will be recoverable in accordance with terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and accordingly, is subject to the same uncertainties as the estimate of IBNR. Ceded amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are generally substantially collateralized. The Company remains liable to the extent that the reinsurers do not meet their obligation under the reinsurance contracts after any collateral is exhausted, and as such, the financial condition of the reinsurers is regularly evaluated and monitored for concentration of credit risk. In addition, the Company assumes reinsurance from other insurance companies.

The following table presents direct, assumed reinsurance and ceded reinsurance written and earned premiums for the years ended December 31, 2018, 2017 and 2016:

                                                                                2018            2017            2016
Years Ended December 31,                                                   --------------- --------------- ---------------
                                                                           Written Earned  Written Earned  Written Earned
                                                                           ------- ------- ------- ------- ------- -------
Direct premiums                                                            $ 5,133 $ 5,178 $ 4,972 $ 5,198 $ 5,237 $ 5,535
Reinsurance premiums assumed:
   Affiliates                                                               14,169  14,374  14,364  14,805  16,273  16,507
   Non-affiliates                                                              403     441     468     471     136      44
                                                                           ------- ------- ------- ------- ------- -------
       Gross premiums                                                       19,705  19,993  19,804  20,474  21,646  22,086
                                                                           ------- ------- ------- ------- ------- -------
Reinsurance premiums ceded:
   Affiliates                                                               12,967  13,143  12,383  13,417  15,253  15,567
   Non-affiliates                                                            1,789   1,897   2,021   2,005   1,556   1,419
                                                                           ------- ------- ------- ------- ------- -------
       Net premiums                                                        $ 4,949 $ 4,953 $ 5,400 $ 5,052 $ 4,837 $ 5,100
                                                                           ======= ======= ======= ======= ======= =======

As of December 31, 2018 and 2017, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                            Unearned     Paid Losses and Reserves for Losses
                        Premium Reserves       LAE             and LAE
                        ---------------- --------------- -------------------
    December 31, 2018:
       Affiliates            $7,323           $ 32             $46,726
       Non-affiliates           495            289               8,215
                             ------           ----             -------
       Total                 $7,818           $321             $54,941
                             ------           ----             -------
    December 31, 2017:
       Affiliates            $7,563           $ 11             $46,656
       Non-affiliates           603            265               7,449
                             ------           ----             -------
       Total                 $8,166           $276             $54,105
                             ======           ====             =======

--------------------------------------------------------------------------------
41 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

A. Reinsurance Return Commission
--------------------------------------------------------------------------------

The maximum amount of return commission which would have been due to reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2018 and 2017 with the return of the unearned premium reserve is as follows:

                          Assumed Reinsurance                Ceded Reinsurance                        Net
                   --------------------------------- --------------------------------- --------------------------------
                   Premium Reserve Commission Equity Premium Reserve Commission Equity Premium Reserve Commission Equity
                   --------------- ----------------- --------------- ----------------- --------------- -----------------
December 31, 2018
   Affiliates          $8,786           $1,897           $7,323           $1,436           $1,462            $461
   All Other              253               55              495               97             (242)            (42)
                       ------           ------           ------           ------           ------            ----
Total                  $9,039           $1,952           $7,818           $1,533           $1,220            $419
                       ======           ======           ======           ======           ======            ====
December 31, 2017
   Affiliates          $9,099           $1,828           $7,563           $1,352           $1,536            $476
   All Other              290               58              603              108             (313)            (50)
                       ------           ------           ------           ------           ------            ----
Total                  $9,389           $1,886           $8,166           $1,460           $1,223            $426
                       ======           ======           ======           ======           ======            ====

B. Unsecured Reinsurance Recoverable
--------------------------------------------------------------------------------

The aggregate unsecured reinsurance balances (comprising recoverables for paid and unpaid losses and LAE and unearned premium reserves) in excess of three percent of policyholders' surplus at December 31, 2018 and 2017 with respect to an individual reinsurer, and each of such reinsurer's related group members having an unsecured aggregate reinsurance balance with the company, are as follows:

Reinsurer                                                        2018    2017
---------                                                       ------- -------
Affiliates:
   Combined Pool*                                               $51,795 $52,160
   Eaglestone                                                       645     846
   Other affiliates                                                  10       3
                                                                ------- -------
   Total affiliates                                             $52,450 $53,009
                                                                ------- -------
Swiss Reinsurance Group                                             437     530
Berkshire Hathaway Group                                            711   4,440
                                                                ------- -------
Total Non-affiliates                                              1,148   4,970
                                                                ------- -------
   Total affiliates and non-affiliates                          $53,598 $57,979
                                                                ======= =======

* Includes intercompany pooling impact of $7,202 related to Unearned Premium Reserve, $44,588 related to Reserves for Losses and LAE and $13 related to Paid losses and LAE as of and for the year ended December 31, 2018, and $7,466, $44,686, and $17, respectively, as of and for the year ended December 31, 2017.

C. Reinsurance Recoverable in Dispute
--------------------------------------------------------------------------------

At December 31, 2018 and 2017, the aggregate of all disputed items did not exceed ten percent of capital and surplus and there were no amounts in dispute for any single reinsurer that exceeded five percent of capital and surplus. The total reinsurance recoverable balances in dispute are $46 and $58 as of December 31, 2018 and 2017, respectively.

D. Retroactive Reinsurance
--------------------------------------------------------------------------------

On January 20, 2017, the Combined Pool entered into an adverse development reinsurance agreement with NICO under which the Combined Pool ceded to NICO eighty percent of its reserve risk above an attachment point on substantially all of its U.S. Commercial long-tail exposures for accident years 2015 and prior. Under this agreement, the Combined Pool ceded to NICO eighty percent of net paid losses on subject business on or after January 1, 2016 in excess of $25,000 of net paid losses, up to an aggregate limit of $25,000. At NICO's
80 percent share, NICO's limit of liability under the contract is $20,000. The Combined Pool paid consideration of approximately $10,188 in February 2017, including interest at 4 percent per annum from January 1, 2016 through date of payment. National Union's share of the consideration paid was $3,566. NICO placed the consideration received into a collateral trust account as security for NICO's claim payment obligations, and Berkshire Hathaway Inc. has provided a parental guarantee to secure NICO's obligations under the agreement.

--------------------------------------------------------------------------------
42 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

National Union, Lexington and APCC had previously applied a permitted practice to report this 2017 retroactive reinsurance agreement in the 2016 financial statements. American Home accounted for this transaction as prospective reinsurance, except that the surplus gain associated with the ADC has been reported in a segregated surplus account and does not form a part of the Combined Pool's Unassigned surplus. Beginning in the first quarter of 2017, National Union and Lexington applied a permitted practice to treat the ADC on a prospective basis consistent with American Home. Refer to Notes 1 and 5 for further information.

The total surplus gain recognized by the Combined Pool as of December 31, 2018, 2017 and 2016 was $1,984, $1,426 and $1,113, respectively. National Union's share of this gain as of December 31, 2018, 2017 and 2016 was $573, $397 and $277, respectively. The surplus gain is presented as segregated surplus and subject to the applicable dividend restrictions. This amount must be restricted in surplus until such time as the actual retroactive reinsurance recovered from NICO exceeds the consideration paid for the cession. Because the transaction is accounted for as prospective reinsurance, the segregated surplus is not included in the table below.

The ceded retroactive reinsurance balances for years ended December 31, 2018 and 2017 are as follows:

December 31,                                                        2018  2017
------------                                                        ----  ----
Reserves transferred:
Initial reserves                                                    $ 42  $ 39
Adjustments - prior year(s)                                          (13)  (13)
Adjustments - current year                                            (1)   --
                                                                    ----  ----
Current total                                                         28    26
                                                                    ----  ----
Consideration paid or received:
Initial consideration                                                 47    44
Adjustments - prior year(s)                                           --    --
Adjustments - current year                                            --    --
                                                                    ----  ----
Current total                                                         47    44
                                                                    ----  ----
Paid losses reimbursed or (recovered):
Prior years                                                           33    32
Current year                                                           2     1
                                                                    ----  ----
Current total                                                         35    33
                                                                    ----  ----
Special surplus from retroactive reinsurance:
Initial surplus gain or loss                                          (5)   (5)
Adjustments - prior year(s)                                           20    19
Adjustments - current year                                             1     1
Current year restricted surplus                                     $  5  $  5
                                                                    ----  ----
Cumulative total transferred to unassigned surplus                  $ 10  $ 10
                                                                    ----  ----

E. Reinsurance Agreements Qualifying for Reinsurer Aggregation
--------------------------------------------------------------------------------

In 2011, the Combined Pool companies entered into a loss portfolio transfer reinsurance agreement with Eaglestone, an affiliate, which provides coverage up to a limit of $5,000 for the Pool's net asbestos exposures. Effective the same date, Eaglestone retroceded the majority of this exposure to NICO, an unaffiliated company. NICO provides coverage up to a limit of $3,500 for subject business covered under the agreement. NICO administers claims and pursues amounts recoverable from the Combined Pool companies' reinsurers with respect to paid losses and loss adjustment expenses. To the extent that the prior reinsurers pay, the amounts are collected and retained by NICO. NICO maintains funds in trust for the benefit of Eaglestone under the contract; as of December 31, 2018 and 2017 the amount in trust was $3,291 and $3,703, respectively. The amount of the unexhausted limit under the NICO agreement as of December 31, 2018 and 2017 was $1,198 and $1,295, respectively. The Company has accounted for its cession to Eaglestone as prospective reinsurance.

--------------------------------------------------------------------------------
43 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

8. Income Taxes
--------------------------------------------------------------------------------

U.S. TAX REFORM OVERVIEW

On December 22, 2017, the United States enacted Public Law 115-97, known as the Tax Cuts and Jobs Act ("the Tax Act"). The Tax Act reduced the statutory rate of U.S. federal corporate income tax to 21 percent and enacted numerous other changes impacting the Company.

Consistent with Staff Accounting Bulletin No. 118 released by the Securities and Exchange Commission, the NAIC issued INT 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act ("INT 18-01"), which provided guidance on statutory accounting for the tax effects of the Tax Act. INT 18-01 addressed situations where accounting for certain income tax effects of the Tax Act under SSAP 101, Income Taxes, ("SSAP 101") may be incomplete upon issuance of an entity's financial statements and provides a one-year measurement period from enactment date to complete the accounting under SSAP 101. In accordance with INT 18-01, a company was required to reflect the following:

    . Income tax effects of those aspects of the Tax Act for which accounting under SSAP 101 is complete

    . Provisional estimate of income tax effects of the Tax Act to the extent accounting is incomplete but a reasonable estimate is determinable

    . If a provisional estimate cannot be determined, SSAP 101 should still be applied on the basis of tax law provisions that were in effect immediately before the enactment of the Tax Act.

At December 31, 2017, the Company originally recorded a provisional estimate of income tax effects of the Tax Act of $504 attributable to the reduction in the U.S. corporate income tax rate. The Company's provisional estimate was based in part on a reasonable estimate of the effects of the statutory income tax rate reduction on existing deferred tax balances and of certain provisions of the Tax Act. AIG filed the 2017 consolidated U.S. income tax return and the review of the primary impact of the Tax Act provisions on the Company's deferred taxes has been completed. As a result, the Company considers the accounting for the effects of the rate change on deferred tax balances to be complete and no material measurement period changes were recorded for this item. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The Tax Act includes provisions for Global Intangible Low-Taxed Income ("GILTI"), under which taxes on foreign income are imposed on the excess of a deemed return on tangible assets of foreign corporations and for Base Erosion and Anti-Abuse Tax ("BEAT"), under which taxes are imposed on certain base eroding payments to affiliated foreign companies. There are substantial uncertainties in the interpretation of BEAT and GILTI and while certain formal guidance was issued by the U.S. tax authority, there are still aspects of the Tax Act that remain unclear and additional guidance is expected in 2019. Such guidance may result in changes to the interpretations and assumptions the Company made and actions the Company may take, which may impact amounts recorded with respect to international provisions of the Tax Act, possibly materially. Consistent with accounting guidance, the Company treats BEAT as a period tax charge in the period the tax is incurred and have made an accounting policy election to treat GILTI taxes in a similar manner. No provision for income tax related to GILTI or BEAT was recorded as of December 31, 2018.

Tax effects for which a reasonable estimate can be determined

Provisions Impacting Property and Casualty Insurance Companies

The Tax Act modified computations of insurance reserves for property and casualty insurance companies. Specifically, the Act extends the discount period for certain long-tail lines of business from 10 years to 24 years and increases the discount rate, replacing the applicable federal rate for a higher-yield corporate bond rate, and eliminates the election allowing companies to use their historical loss payment patterns for loss reserve discounting. Adjustments related to the differences in insurance reserves balances computed historically versus the Tax Act have to be taken into income over eight years. Accordingly, these changes give rise to a new deferred tax liability. At December 31, 2017, the Company recorded a provisional estimate of $57 with respect to this deferred tax liability. This increase in deferred tax liability was offset by an increase in the deferred tax asset related to insurance reserves as a result of applying the new provisions of the Tax Act.

As of December 31, 2018, the Company has completed the review and accounting of the tax reserve computation and recorded offsetting decreases of $16 to both the deferred tax liability and deferred tax asset.

--------------------------------------------------------------------------------
44 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


Provisions Impacting Projections of Taxable Income and Admissibility of Deferred Tax Assets

Certain provisions of the Tax Act impact the Company's projections of future taxable income used in analyzing realizability of the Company's deferred tax assets. In certain instances, provisional estimates have been included in the Company's future taxable income projections for these specific provisions to reflect application of the new tax law. The Company does not currently anticipate that its reliance on provisional estimates would have a material impact on the Company's determination of realizability of its deferred tax assets.

Tax effects for which no estimate can be determined

The Tax Act may affect the results in certain investments and partnerships in which the Company is a non-controlling interest owner. At December 31, 2017, the information needed to determine a provisional estimate was not available (such as for interest deduction limitations in those entities and the changed definition of a U.S. Shareholder), and accordingly, no provisional estimates were recorded. The Company has since completed the review of these investments and partnerships. The Company considers the accounting for this item to be complete and no measurement period change was recorded.

U.S. Tax Reform - INT 18-01 Measurement Period Completion

As of December 31, 2018, the Company has fully completed accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in the Company's estimates will be treated in accordance with the relevant accounting guidance.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2018 and 2017 are as follows:

                                     12/31/2018              12/31/2017                Change
                               ----------------------- ----------------------- ----------------------
                               Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                               -------- ------- ------ -------- ------- ------ -------- ------- -----
Gross DTA                        $935    $204   $1,139   $879    $149   $1,028   $ 56     $55   $111
Statutory Valuation Allowance      --      --       --     --      --       --     --      --     --
                                 ----    ----   ------   ----    ----   ------   ----     ---   ----
Adjusted Gross DTA                935     204    1,139    879     149    1,028     56      55    111
Nonadmitted DTA                    86      --       86     29      --       29     57      --     57
                                 ----    ----   ------   ----    ----   ------   ----     ---   ----
Subtotal Admitted DTA             849     204    1,053    850     149      999     (1)     55     54
DTL                               103     231      334    124     193      317    (21)     38     17
                                 ----    ----   ------   ----    ----   ------   ----     ---   ----
Net Admitted DTA (DTL)           $746    $(27)  $  719   $726    $(44)  $  682   $ 20     $17   $ 37
                                 ====    ====   ======   ====    ====   ======   ====     ===   ====

At December 31, 2018, the Company recorded gross deferred tax assets ("DTA") of $1,139. Management believes that it is more likely than not that these assets will be realized in the foreseeable future, therefore, the Company has not recorded a valuation allowance against its deferred tax assets. Tax planning strategies had no impact on the determination of the net admitted DTA.

The following table shows the summary of the calculation for the net admitted DTA as of December 31, 2018 and 2017:

                                                             12/31/2018              12/31/2017               Change
                                                       ----------------------- ---------------------- ----------------------
                                                       Ordinary Capital Total  Ordinary Capital Total Ordinary Capital Total
                                                       -------- ------- ------ -------- ------- ----- -------- ------- -----
Adjusted gross DTAs realizable within 36 months
  or 15 percent of statutory surplus (the lesser of 1
  and 2 below)                                           $719    $ --   $  719   $682    $ --   $682    $ 37    $ --   $  37
1. Adjusted gross DTAs realizable within 36
  months                                                  719      --      719    682      --    682      37      --      37
2. 15 percent of statutory surplus                        N/A     N/A      720    N/A     N/A    862     N/A     N/A    (142)
Adjusted gross DTAs that can be offset against
  DTLs                                                    131     204      335    168     149    317     (37)     55      18
                                                         ----    ----   ------   ----    ----   ----    ----    ----   -----
Total DTA admitted as the result of application
  of SSAP 101                                            $850     204    1,054   $850    $149   $999    $ --    $ 55   $  55
                                                         ====    ====   ======   ====    ====   ====    ====    ====   =====

--------------------------------------------------------------------------------
45 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


                                                                 2018    2017
                                                                ------  ------
Ratio percentage used to determine recovery period and
  threshold limitation amount                                      358%    382%
Amount of adjusted capital and surplus used to determine
  recovery period and threshold limitation in (2) above         $4,800  $5,748

The following table shows the components of the current income tax expense (benefit) for the periods listed:

       For the years ended December 31,            2018   2017   Change
                                                  -----  -----  -------
       Federal income tax                         $ (36) $ (34) $    (2)
       Foreign income tax                             6      7       (1)
                                                  -----  -----  -------
       Subtotal                                   $ (30) $ (27) $    (3)
                                                  -----  -----  -------
       Federal income tax on net capital gains       36     38       (2)
                                                  -----  -----  -------
       Federal and foreign income taxes incurred  $   6  $  11  $    (5)
                                                  -----  -----  -------

The following table shows the components of the DTA split between ordinary and capital DTA as of December 31, 2018 and 2017:

                                                   2018  2017 Change
                                                  ------ ---- ------
           Ordinary
           Discounting of unpaid losses           $  128 $161  $(33)
           Nonadmitted assets                         19   24    (5)
           Unearned premium reserve                  158  171   (13)
           Bad debt expense                           11   15    (4)
           Net operating loss carry forward          446  348    98
           Foreign tax credit carry forward           31   23     8
           Alternative minimum tax carry forward       1    1    --
           Investments                                53   52     1
           Mortgage Contingency Reserve               29   22     7
           Intangible Assets                          19   19    --
           Other temporary differences                40   43    (3)
                                                  ------ ----  ----
           Subtotal                               $  935 $879  $ 56
           Nonadmitted                                86   29    57
                                                  ------ ----  ----
           Admitted ordinary deferred tax assets  $  849 $850  $ (1)
                                                  ====== ====  ====
           Capital
           Investments                            $  184 $138  $ 46
           Unrealized capital losses                  19   10     9
           Other temporary difference                  1    1    --
                                                  ------ ----  ----
           Subtotal                               $  204 $149  $ 55
                                                  ------ ----  ----
           Statutory valuation allowance          $   -- $ --  $ --
                                                  ------ ----  ----
           Admitted capital deferred tax assets   $  204 $149  $ 55
                                                  ------ ----  ----
           Admitted deferred tax assets           $1,053 $999  $ 54
                                                  ====== ====  ====

--------------------------------------------------------------------------------
46 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The following table shows the components of the DTL split between ordinary and capital DTL as of December 31, 2018 and 2017:

                                                          2018 2017 Change
                                                          ---- ---- ------
      Ordinary
      Investments                                         $ 57 $ 54  $  3
      Tax Act adjustment to discounting of unpaid losses    36   57   (21)
      Section 481(a) adjustment                              3    5    (2)
      Other temporary differences                            7    8    (1)
                                                          ---- ----  ----
      Subtotal                                             103  124   (21)
                                                          ---- ----  ----
      Capital
      Investments                                          145  115    30
      Unrealized capital gains                              86   78     8
                                                          ---- ----  ----
      Subtotal                                             231  193    38
                                                          ---- ----  ----
      Deferred tax liabilities                            $334 $317  $ 17
                                                          ---- ----  ----
      Net deferred tax assets (liabilities)               $719 $682  $ 37
                                                          ==== ====  ====

The change in net deferred tax assets is comprised of the following:

                                                     2018    2017   Change
                                                    ------  ------  ------
      Adjusted gross deferred tax assets            $1,140  $1,028   $112
      Total deferred tax liabilities                  (335)   (317)   (18)
                                                    ------  ------   ----
      Net deferred tax assets (liabilities)         $  805  $  711   $ 94
      Tax effect of unrealized gains (losses)                           3
                                                    ------  ------   ----
      Total change in deferred tax                                   $ 91
                                                    ======  ======   ====
      Change in deferred tax - current year                          $107
      Change in deferred tax - current year -
        other surplus items                                            (5)
                                                    ------  ------   ----
         Change in deferred tax - current year -
           total                                                     $102
                                                    ======  ======   ====
      Change in deferred tax - prior period
        correction                                                    (11)
                                                    ======  ======   ====
         Total change in deferred tax                                $ 91
                                                    ======  ======   ====

The following table shows the components of opening surplus adjustments on current and deferred taxes for the year ended December 31, 2018:

                                                    Current Deferred Total
                                                    ------- -------- -----
      SSAP 3 impact:
      SSAP 3 - general items                          $ 1     $(11)  $(10)
      SSAP 3 - statutory valuation allowance          $--     $ --   $ --
                                                      ---     ----   ----
      Subtotal SSAP 3                                 $ 1     $(11)  $(10)
      SSAP 3 - unrealized gain/loss                   $--     $  1   $  1
                                                      ---     ----   ----
      SSAP 3 - adjusted tax assets and liabilities    $ 1     $(10)  $ (9)
      SSAP 3 - non-admitted impact                    $--     $  5   $  5
                                                      ---     ----   ----
      Total SSAP 3 impact                             $ 1     $ (5)  $ (4)
                                                      ===     ====   ====

--------------------------------------------------------------------------------
47 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

The provision for federal and foreign income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The following table presents a reconciliation of such differences in arriving at total taxes related to the Company for the years ended December 31, 2018, 2017 and 2016:

                                                                       2018              2017              2016
                                                                 ----------------  ----------------  ----------------
Description                                                      Amount Tax Effect Amount Tax Effect Amount Tax Effect
-----------                                                      ------ ---------- ------ ---------- ------ ----------
Net Income (Loss) Before Federal Income Taxes and Capital Gains
  Taxes                                                          $(397)   $ (83)   $(345)   $(121)   $ (58)    $(20)
Tax Exempt Income, net of proration                                (50)     (11)     (67)     (23)     (91)     (32)
Impact of Tax Act                                                   --       --       --      504       --       --
Transfer Pricing                                                    --       --       --       --       (4)      (1)
Stock Options and Other Compensation                                (1)      --       (7)      (2)      --       --
Change in Nonadmitted Assets                                        25        5       98       34       37       13
Change in Tax Position                                              --        1       --        3       --       13
Statutory Valuation Allowance                                       --       --       --      (44)      --       40
Real Estate Redemptions                                             --       --       25        9       --       --
Return to Provision                                                 --       (6)      --       (2)      --        2
Change in Contingency Reserve                                      (31)      (7)     (49)     (17)     (35)     (12)
Other                                                               24        6      (14)      (5)      --       --
                                                                 -----    -----    -----    -----    -----     ----
Total Book to Tax Adjustments                                    $ (33)   $ (12)   $ (14)   $ 457    $ (93)    $ 23
                                                                 -----    -----    -----    -----    -----     ----
Total Income Tax                                                 $(430)   $ (95)   $(359)   $ 336    $(151)    $  3
                                                                 =====    =====    =====    =====    =====     ====
Federal and Foreign Income Taxes Incurred                           --      (29)      --      (27)      --       14
Federal Income Tax on Net Capital Gains                             --       36       --       38       --        1
Change in Net Deferred Income Taxes                                 --     (102)      --      325       --      (36)
Less: Change in Deferred Tax - Other Surplus Items                  --       --       --       --       --       24
                                                                 -----    -----    -----    -----    -----     ----
Total Income Tax                                                 $  --    $ (95)   $  --    $ 336    $  --     $  3
                                                                 =====    =====    =====    =====    =====     ====

Operating loss and tax credit carry-forwards

At December 31, 2018, the Company had net operating loss carry-forwards originating during the years 2011 to
  2018 and expiring through 2038 of:                                                                          $2,122
At December 31, 2018, the Company had no capital loss carry-forwards.                                         $   --
At December 31, 2018, the Company had AMT credit carry-forwards, which do not expire, in the amount of:       $    1
At December 31, 2018, the Company had foreign tax credits originating during the years 2012 to 2018 and
  expiring through 2028 of:                                                                                   $   31

There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Service (IRS) Code as of December 31, 2018. The Company does not believe that the liability related to any federal or foreign tax loss contingencies will significantly change within the next 12 months. A reasonable estimate of such change cannot be made at this time.

As of December 31, 2018, there was a $20 liability related to uncertain tax positions.

The U.S is the only major tax jurisdiction of the Company. The statute of limitations for all tax years prior to 2000 has expired for the consolidated federal income tax return. The Company is currently under examination for the tax years 2000 through 2013 and open to examination through 2017.

The following table lists those companies that form part of the 2018 AIG consolidated federal income tax return:

--------------------------------------------------------------------------------
48 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------- ------------------------- ------------------------
245 LGC Hotel Owner LLC   A.I. Credit Consumer      A.I. Credit Corp.         ABI Holdings LLC          AGC Life Insurance
                          Discount Company                                                              Company
AGLIC GRE Harrison        AH Land 1470 Palmetto,    AH SubGP 1000 Woodwind    AH SubGP 1007 Highland    AH SubGP 1008 Castle
Investor, LLC             LLC                       Lakes, LLC                Meadow, LLC               Highlands, LLC
AH SubGP 1020             AH SubGP 1045             AH SubGP 1098 Green       AH SubGP 1120 Camp        AH SubGP 1122 English
Collingham, LLC           Montgomery, LLC           Pines, LLC                Verde, LLC                Oaks, LLC
AH SubGP 1158 Flat Iron,  AH SubGP 1167             AH SubGP 1199 Rancho Del  AH SubGP 1207 Park        AH SubGP 1209
LLC                       Steeplechase, LLC         Sol, LLC                  Place, LLC                Honeycreek, LLC
AH SubGP 1210 Geronimo,   AH SubGP 1211 Mision Del  AH SubGP 1212 Painted     AH SubGP 1248 North       AH SubGP 1263 West
LLC                       Valle, LLC                Desert, LLC               Vista, LLC                Virginia, LLC
AH SubGP 1324 Crossings   AH SubGP 1371 University  AH SubGP 1384 Woodglen,   AH SubGP 1422 Gardens at  AH SubGP 1433 Magnolia,
at Heritage, LLC          Square, LLC               LLC                       Stafford, LLC             LLC
AH SubGP 1470 Palmetto,   AH SubGP 1535 Hunter's    AH SubGP 1548 Walnut, LLC AH SubGP 1551 Spanish     AH SubGP 1597 Broadmoor,
LLC                       Run, LLC                                            Creek, LLC                LLC
AH SubGP 1600 Rainer, LLC AH SubGP 1631 Broadway,   AH SubGP 1661 Woodchase,  AH SubGP 1694 Sonoma, LLC AH SubGP 206 West Park,
                          LLC                       LLC                                                 LLC
AH SubGP 245 Garland, LLC AH SubGP 306 Piedmont,    AH SubGP 348 River Run,   AH SubGP 39 Wellington    AH SubGP 472 Carolina
                          LLC                       LLC                       Place, LLC                Spring, LLC
AH SubGP 474 Arrowhead    AH SubGP 479 Sunrise, LLC AH SubGP 503 Southgate    AH SubGP 516              AH SubGP 585 St. Clair,
Ridge, LLC                                          II, LLC                   Merrilltown, LLC          LLC
AH SubGP 586 Charlotte    AH SubGP 592 Waterford    AH SubGP 603 Casa         AH SubGP 672 Kings        AH SubGP 675 Greenbrier,
Spring, LLC               at Summit View, LLC       Grande, LLC               Crest, LLC                LLC
AH SubGP 706 River Run    AH SubGP 716 Villas of    AH SubGP 757 Argyle       AH SubGP 785 Mayfield,    AH SubGP 787 North
II, LLC                   Mission Bend, LLC         Avenue, LLC               LLC                       Knoll, LLC
AH SubGP 821 San Luis     AH SubGP 835 Whispering,  AH SubGP 911 Mainland,    AH SubGP 914 Grand        AH SubGP 919 MS
Bay, LLC                  LLC                       LLC                       Pointe II, LLC            Loveland, LLC
AH SubGP 929 Collinwood,  AH SubGP 935 Dunlop       AH SubGP 936 Emmaus, LLC  AH SubGP 940 Crescent     AH SubGP 943 Southcreek,
LLC                       farms, LLC                                          Pointe, LLC               LLC
AH SubGP 997 Maxey, LLC   AH SubGP GAG Gandolf, LLC AH SubGP MDL, LLC         AHAC GRE Harrison         AICCO, Inc. [Delaware]
                                                                              Investor, LLC
AIG Aerospace Adjustment  AIG Aerospace Insurance   AIG Asset Management      AIG Assurance Company     AIG BG Holdings LLC
Services, Inc.            Services, Inc.            (U.S.), LLC
AIG Capital Corporation   AIG Capital Services,     AIG Castle Holdings II    AIG Castle Holdings LLC   AIG Central Europe & CIS
                          Inc.                      LLC                                                 Insurance Holdings
                                                                                                        Corporation
AIG Century               AIG Claims, Inc.          AIG Commercial Equipment  AIG Commercial Equipment  AIG Consumer Finance
Verwaltungsgesellschaft                             Finance Company, Canada   Finance, Inc.             Group, Inc.
mbH
AIG Credit (Europe)       AIG Credit Corp.          AIG Direct Insurance      AIG Employee Services,    AIG Equipment Finance
Corporation                                         Services, Inc.            Inc.                      Holdings, Inc.
AIG Europe Holdings       AIG FCOE, Inc.            AIG Federal Savings Bank  AIG Financial Advisor     AIG Financial Products
Limited                                                                       Services, Inc.            Corp.
AIG Fund Services, Inc.   AIG G5, Inc.              AIG Global Asset          AIG Global Capital        AIG Global Real Estate
                                                    Management Holdings Corp. Markets Securities, LLC   Investment (Europe)
                                                                                                        Limited
AIG Global Real Estate    AIG Global Real Estate    AIG Global Real Estate    AIG Home Loan 1, LLC      AIG Home Loan 2, LLC
Investment Corp.          Investment Corp. [Russia] Investment de Mexico, S.
                                                    de R.L. de C.V.
AIG Home Loan 3, LLC      AIG Home Loan 4, LLC      AIG Home Loan 5, LLC      AIG Insurance Management  AIG International Inc.
                                                                              Services, Inc.
AIG Kirkwood, Inc.        AIG Korean Real Estate    AIG Life Holdings, Inc.   AIG Life of Bermuda, Ltd. AIG Lodging
                          Development YH                                                                Opportunities, Inc.

--------------------------------------------------------------------------------
49 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------- ------------------------  ------------------------  -------------------------
AIG Markets, Inc.         AIG Matched Funding Corp. AIG MEA Investments and   AIG MEA Investments and   AIG Mortgage Capital, LLC
                                                    Services, Inc. [Dubai     Services, LLC
                                                    Airport Free Zone]
AIG North America, Inc.   AIG Offshore Systems      AIG PC European           AIG PC Global Services,   AIG PC Global Services,
                          Services, Inc.            Insurance Investments     Inc.                      Inc. United Kingdom
                                                    Inc.                                                branch
AIG Portfolio Solutions   AIG Procurement           AIG Property Casualty     AIG Property Casualty     AIG Property Casualty
LLC                       Services, Inc.            Company                   Europe Financing Limited  Inc.
AIG Property Casualty     AIG Property Casualty     AIG Realty, Inc.          AIG Relocation, Inc.      AIG S1, Inc.
International, LLC        U.S., Inc.
AIG Securities Lending    AIG Shared Services       AIG Shared Services       AIG Shared Services       AIG Specialty Insurance
Corp.                     Corporation               Corporation - Management  Corporation               Company
                                                    Services                  (Philippnines Branch)
AIG Spring Ridge I, Inc.  AIG Technologies, Inc.    AIG Trading Group Inc.    AIG Travel Assist, Inc.   AIG Travel EMEA Limited
AIG Travel Europe Limited AIG Travel, Inc.          AIG United Guaranty       AIG United Guaranty,      AIG Warranty Services of
                                                    Agenzia Di Assicurazione  Sociedad Limitada         Florida, Inc.
                                                    S.R.L.
AIG Warranty Services,    AIG WarrantyGuard, Inc.   AIG.COM, Inc.             AIG-FP Capital            AIG-FP Matched Funding
Inc.                                                                          Preservation Corp.        Corp.
AIG-FP Pinestead          AIG-FP Private Funding    AIG-FP Structured         AIGGRE 19 Chapin          AIGGRE 251 West 30th
Holdings Corp.            (Cayman) Limited          Finance (Cayman) Limited  Investor LLC              Street Investor LLC
AIGGRE 401 Hennepin       AIGGRE 520 Eola Investor  AIGGRE 5th and Summit     AIGGRE 6037 Investor LLC  AIGGRE 950 Second
Investor LLC              LLC                       Investor LLC                                        Investor, LLC
AIGGRE Bartlett Investor  AIGGRE Bartlett Investor  AIGGRE Beachwalk          AIGGRE Bellevue II        AIGGRE Bellevue
I LLC                     II LLC                    Investor LLC              Investor LLC              Investor, LLC
AIGGRE Bonita Springs     AIGGRE Bridges/Angeline   AIGGRE Carrollton         AIGGRE Cherry Creek       AIGGRE City Center
Investor LLC              Investor, LLC             Investor LLC              Investor, LLC             Investor LLC
AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe     AIGGRE Clarity Pointe
Coconut Creek Investor    Investor LLC              Platform LLC              Stuart Investor LLC       Tallahassee Investor LLC
LLC
AIGGRE Columbia Hotel     AIGGRE Columbia Pike, LLC AIGGRE Consolidated       AIGGRE Corte Madera, LLC  AIGGRE Crescent Bellevue
Investor LLC                                        Retail Holdco LLC                                   Investor LLC
AIGGRE Crest Ridge        AIGGRE D36 Investor LLC   AIGGRE Dakota Springs     AIGGRE DC Ballpark        AIGGRE Dunwoody
Senior Housing Investor                             Investor LLC              Investor, LLC             Investor, LLC
LLC
AIGGRE Edgewater          AIGGRE Emerald Bay Club   AIGGRE EOLA, LLC          AIGGRE Fairfax, LLC       AIGGRE Fairways Investor
Investor LLC              Investor LLC                                                                  LLC
AIGGRE Forest City West   AIGGRE Foundry Investor   AIGGRE Gainesville West   AIGGRE Gardens Investor,  AIGGRE GT Assisted
Village Investor, LLC     LLC                       38 Investor LLC           LLC                       Living Investor, LLC
AIGGRE Hazel Dell         AIGGRE Hill7 Investor LLC AIGGRE Hyde Park, LLC     AIGGRE Island Club        AIGGRE King's Crossing
Investor LLC                                                                  Investor LLC              Investor LLC
AIGGRE Lake Norman        AIGGRE Lane Field         AIGGRE Laurel Towne       AIGGRE Lexington Hotel    AIGGRE Livermore
Investor LLC              Investor LLC              Centre Investor LLC       Investor LLC              Longfellow Investor LLC
AIGGRE LSU Baton Rouge,   AIGGRE Maple, LLC         AIGGRE Market Street II   AIGGRE Market Street LLC  AIGGRE Metro Place, LLC
LLC                                                 LLC
AIGGRE Mills Investor LLC AIGGRE MXIP-OD l LLC      AIGGRE MXIP-OD ll LLC     AIGGRE Mystic, LLC        AIGGRE Naples Investor
                                                                                                        LLC
AIGGRE Nashville Hotel    AIGGRE North Central      AIGGRE North Getty        AIGGRE Oakland Investor   AIGGRE Papermill
Investor LLC              Investor LLC              Investor LLC              LLC                       Investor I LLC
AIGGRE Papermill          AIGGRE Park Central II    AIGGRE Park Central, LLC  AIGGRE Paterson Investor  AIGGRE Peachtree, LLC
Investor II LLC           Investor LLC                                        LLC
AIGGRE Pearl Block 136    AIGGRE Rancho Dominguez   AIGGRE Redmond Investor,  AIGGRE Retail Investor    AIGGRE Retail Investor
Investor LLC              Investor LLC              LLC                       I, LLC                    II, LLC

--------------------------------------------------------------------------------
50 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

        Company                   Company                   Company                   Company                   Company
------------------------- ------------------------  ------------------------- ------------------------- -------------------------
AIGGRE Ritz Block         AIGGRE Riverfront, LLC    AIGGRE Riverhouse         AIGGRE San Pedro          AIGGRE Solana Olde Town
Investor LLC                                        Investor LLC              Industrial Owner LLC      Investor LLC
AIGGRE St. Charles        AIGGRE St. Simons         AIGGRE ST. Tropez         AIGGRE SWII Investor LLC  AIGGRE Tampa Parkland
Investor LLC              Investor LLC              Investor LLC                                        GP, LLC
AIGGRE Tampa Parkland,    AIGGRE Toringdon          AIGGRE Torrance II LLC    AIGGRE Torrance, LLC      AIGGRE UMN Hotel
LLC                       Investor LLC                                                                  Investor LLC
AIGGRE Uptown Village     AIGGRE Vantage Point      AIGGRE Vista, LLC         AIGGRE Williamsburg LLC   AIGGRE Windy Ridge
Investor LLC              Investor LLC                                                                  Investor LLC
AIU Insurance Company     AIUH LLC                  Akita, Inc.               Alabaster Capital LLC     AM Holdings LLC
Ambler Holding Corp.      American Athletic Club,   American General Annuity  American General          American General
                          Inc.                      Service Corporation       Assignment Corporation    Assignment Corporation
                                                                                                        of New York
American General          American General Life     American General Life     American General Life     American General Realty
Insurance Agency, Inc.    Insurance Co.             Insurance Company         Services Company, LLC     Investment Corporation
American Home Assurance   American International    American International    American International    American International
Company                   Facilities Management,    Group, Inc.               Realty Corporation        Reinsurance Company, Ltd.
                          LLC
Applewood Funding Corp.   Barnegat Funding Corp.    Barnegat Funding Trust    Blackbird Investments LLC Blackcap Investments LLC
                                                    2016-1
Bluewood Investments LLC  Branch Retail Partners    C&I UK Investments Ltd.   CAP Investor 1, LLC       CAP Investor 10, LLC
                          Consolidated, L.P.
CAP Investor 2, LLC       CAP Investor 4, LLC       CAP Investor 5, LLC       CAP Investor 8, LLC       Castle 2003-2 Trust
Castle US Inc.            CEF Lease Holding, LLC    Charleston Bay SAHP Corp. Chartis Excess Limited    Cherrywood Investments
                                                                                                        LLC
Commerce and Industry     Connective Mortgage       Crossings SAHP Corp.      Curzon Funding Limited    Curzon Funding LLC
Insurance Company         Advisory Company
Curzon Street Funding     Deerfield Gillete, LLC    Design Professionals      DIL/SAHP Corp.            Eaglestone Reinsurance
Designated Activity                                 Association Risk                                    Company
Company                                             Purchasing Group, Inc.
Eastcheap Investments     Eastgreen, Inc.           F 2000, Inc.              Falls Church Corporate    First Principles Capital
(Cayman) Limited                                                              Center LLC                Management, LLC
Fischbach L.L.C.          Flamebright Investment    Forest SAHP Corp.         FQA Master Tenant MM, LLC French Quarter
                          Limited                                                                       Apartments Manager, LLC
Global Loss Prevention,   Global Loss Prevention,   Grand Savannah SAHP Corp. Granite State Insurance   Graphite Management LLC
Inc.                      Inc. [Canada]                                       Company
Hamilton Customer Care    Hamilton Insurance        Hamilton Services, LLC    Hamilton Specialty        Hamilton U.S. Holdings,
Insurance Services, LLC   Company                                             Insurance Company         Inc.
Health Direct, Inc.       HPIS Limited              HPSC Hotel Owner LLC      HUMAN CONDITION SAFETY,   Illinois National
                                                                              INC.                      Insurance Co.
Knickerbocker Corporation Lavastone Capital LLC     Lexington Insurance       Livetravel, Inc.          Lower Makefield Investor
                                                    Company                                             LLC
LSTREET I, LLC            LSTREET II, LLC           MG Reinsurance Limited    MIP Mezzanine, LLC        MIP PE Holdings, LLC
Morefar Marketing, Inc.   Mt. Mansfield Company,    National Union Fire       National Union Fire       New Hampshire Insurance
                          Inc.                      Insurance Company Of      Insurance Company Of      Company
                                                    Pittsburgh                Vermont
Nightingale Finance       Nightingale Finance LLC   NSM Holdings, Inc.        NSM Investments, Inc.     OHCAP Investor 12, LLC
Limited
Orangewood Investments    Peachwood, LLC            Pearce & Pearce, Inc.     Persimmon LLC             Pine Street Real Estate
LLC                                                                                                     Holdings Corp.
Plumwood, LLC             Prairie SAHP Corp.        Quartz Holdings LLC       Raptor Funding Corp.      Rialto Melbourne
                                                                                                        Investor LLC
Risk Specialists          Rokland Limited           SA Affordable Housing,    SA Investment Group, Inc. SAAHP GP Corp.
Companies Insurance                                 LLC
Agency, Inc.

--------------------------------------------------------------------------------
51 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

        Company                   Company                   Company                   Company                   Company
------------------------  ------------------------  ------------------------- ------------------------- -------------------------
SAFG Retirement           SAHP GA III - SC LLC      SAHP NCCAP 18, LLC        SAHP NCCAP 19, LLC        SAI Deferred
Services, Inc.                                                                                          Compensation Holdings,
                                                                                                        Inc.
Sandstone (2017) Ltd.     SCSP Corp.                Service Net Solutions of  Service Net Warranty, LLC Seventh Street Funding
                                                    Florida, LLC                                        LLC
Slate Capital LLC         SLP Housing GPDNAC, LLC   SNW Insurance Agency, LLC SPIA I LLC                Spicer Energy LLC
Spicer Holding Corp.      Spruce Peak Realty, LLC   Stoneland Limited         Stowe Country Club LLC    Stowe Mountain Holdings,
                                                                                                        Inc.
SubGen NT, Inc.           SunAmerica Affordable     SunAmerica Asset          SunAmerica Fund Assets    SunAmerica Fund Assets
                          Housing Partners, Inc.    Management, LLC           101, LLC                  107, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
115, LLC                  123, LLC                  125, LLC                  127, LLC                  130, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
133, LLC                  134, LLC                  138, LLC                  155, LLC                  167, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
46, LLC                   47, LLC                   48, LLC                   51, LLC                   52, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
53, LLC                   54, LLC                   56, LLC                   57, LLC                   58, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
59, LLC                   60, LLC                   62, LLC                   63, LLC                   64, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
65, LLC                   67, LLC                   68, LLC                   69. LLC                   70, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
71, LLC                   72, LLC                   73, LLC                   74 LLC                    75, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
76, LLC                   77, LLC                   78, LLC                   79, LLC                   80, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
82, LLC                   85, LLC                   86, LLC                   88, LLC                   90, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
92, LLC                   95, LLC                   96, LLC                   II, LLC                   VII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
VIII, LLC                 XI, LLC                   XIII, LLC                 XIX, LLC                  XL, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XLI, LLC                  XLII, LLC                 XLIII, LLC                XVII, LLC                 XVIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXIV, LLC                 XXIX, LLC                 XXV, LLC                  XXVI, LLC                 XXVII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXVIII, LLC               XXX, LLC                  XXXI, LLC                 XXXII, LLC                XXXIII, LLC
SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets    SunAmerica Fund Assets
XXXIV, LLC                XXXIX, LLC                XXXVI, LLC                XXXVII, LLC               XXXVIII, LLC
SunAmerica Fund Assets,   SunAmerica Georgia        SunAmerica Life           SunAmerica Retirement     The Insurance Company of
LLC                       Investors III, LLC        Reinsurance Company       Markets, Inc.             the State of Pennsylvania
The United States Life    The United States Life    The Variable Annuity      The Variable Annuity      Travel Guard Americas LLC
Insurance Company in the  Insurance Company in the  Life Ins. S/A             Life Insurance Company
City of New York          City of NY
Travel Guard Group, Inc.  U G Corporation           United Guaranty Corp.     VALIC Financial           VALIC Retirement
                                                                              Advisors, Inc.            Services Company
Webatuck Corp.            Yellowwood Investments
                          LLC

--------------------------------------------------------------------------------
52 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


9. Capital and Surplus and Dividend Restrictions
--------------------------------------------------------------------------------

A. Dividend Restrictions
--------------------------------------------------------------------------------

Under Pennsylvania law, the Company may pay cash dividends only from Unassigned surplus determined on a statutory basis.

Pennsylvania domiciled companies are restricted (on the basis of the greater of 10 percent of statutory surplus, inclusive of unrealized gains, as of December 31, 2018, or 100 percent of net income for the preceding twelve month period ended December 31, 2018) as to the amount of ordinary dividends they may declare or pay in any twelve-month period without the prior approval of the PA DOI. The maximum dividend payment which may be paid by the Company, during 2019 is $0.

Other than the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to the stockholders.

The Company paid the following dividends during 2018:

              2018                                State approval
              ----                               -----------------
              Date paid  Amount Type of Dividend Required Obtained
              ---------  ------ ---------------- -------- --------
              7/27/2018   $ 1    Extraordinary     Yes      Yes
              9/25/2018    13    Extraordinary     Yes      Yes
                          ---
              Total       $14
                          ===

The Company did not pay any dividends in 2017.

B. Capital & Surplus
--------------------------------------------------------------------------------

Changes in balances of special surplus funds are due to adjustments in the amounts of reserves transferred under retroactive reinsurance agreements and when cash recoveries exceed the consideration paid.

The portion of Unassigned surplus at December 31, 2018 and 2017 represented or reduced by each item below is as follows:

                                                       As Adjusted *
    Years Ended December 31,                     2018      2017       2017
    ------------------------                    -----  ------------- -----
    Unrealized gains and losses (net of taxes)  $ 160      $ 194     $ 193
    Nonadmitted asset values                     (177)      (140)     (145)
    Provision for reinsurance                     (19)       (18)      (18)

* As Adjusted includes SSAP 3 prior year adjustments

The Company exceeded minimum RBC requirements at both December 31, 2018 and 2017.

--------------------------------------------------------------------------------
53 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


10. Contingencies
--------------------------------------------------------------------------------

A. Legal Proceedings
--------------------------------------------------------------------------------

In the normal course of business, AIG and its subsidiaries are, like others in the insurance and financial services industries in general, subject to regulatory and government investigations and actions, and litigation and other forms of dispute resolution in a large number of proceedings pending in various domestic and foreign jurisdictions. Certain of these matters involve potentially significant risk of loss due to potential for significant jury awards and settlements, punitive damages or other penalties. Many of these matters are also highly complex and seek recovery on behalf of a class or similarly large number of plaintiffs. It is therefore inherently difficult to predict the size or scope of potential future losses arising from these matters. In AIG's insurance and reinsurance operations, litigation and arbitration concerning the scope of coverage under insurance and reinsurance contracts, and litigation and arbitration in which its subsidiaries defend or indemnify their insureds under insurance contracts, are generally considered in the establishment of loss reserves. Separate and apart from the foregoing matters involving insurance and reinsurance coverage, AIG, its subsidiaries and their respective officers and directors are subject to a variety of additional types of legal proceedings brought by holders of AIG securities, customers, employees and others, alleging, among other things, breach of contractual or fiduciary duties, bad faith and violations of federal and state statutes and regulations. With respect to these other categories of matters not arising out of claims for insurance or reinsurance coverage, the Company establishes reserves for loss contingencies when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from legal proceedings may exceed the amount of liabilities that has been recorded in its financial statements covering these matters. While such potential future charges could be material, based on information currently known to management, management does not believe, other than may be discussed below, that any such charges are likely to have a material adverse effect on the Company's financial position or results of operation.

Additionally, from time to time, various regulatory and governmental agencies review the transactions and practices of AIG and its subsidiaries in connection with industry-wide and other inquiries into, among other matters, the business practices of current and former operating insurance subsidiaries. The Company has cooperated, and will continue to cooperate, in producing documents and other information in response to such requests.

B. Leases
--------------------------------------------------------------------------------

National Union is the lessee for office space occupied by it and several affiliates under various noncancellable operating lease agreements that expire through September 2029. Rental expense under these leases is allocated to each affiliate based upon the percentage of space occupied. The total lease expense was $49, $69 and $88 in 2018, 2017 and 2016, respectively. Certain rental commitments have renewal options extending through the year 2035. Some of these renewals are subject to adjustments in future periods.

At December 31, 2018, the minimum aggregate rental commitments were as follows:

                                                  Operating
                                                   Leases
                                                  ---------
                    2019                            $ 46
                    2020                              44
                    2021                              38
                    2022                              18
                    2023 and thereafter               42
                                                    ----
                    Total minimum lease payments    $188
                                                    ====

C. Other Commitments
--------------------------------------------------------------------------------

As part of its hedge fund, private equity and real estate equity portfolio investments, as of December 31, 2018, the Company may be called upon for additional capital investments of up to $535.

At December 31, 2018, the Company had $262 of outstanding commitments related to various funding obligations associated with investments in commercial and residential mortgage loans.

--------------------------------------------------------------------------------
54 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------


D. Guarantees
--------------------------------------------------------------------------------

The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that a guaranteed entity failed to make payments due under policies of insurance issued during the period of the guarantee. The Company has not been required to perform under any of the guarantees. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entity during the period in which the guarantee was in force.

Each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with hold harmless agreements relative to the guarantee of the divested affiliate. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

The following schedule sets forth the effective and termination dates (agreements with guarantees in run off), of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets and policyholder surplus for each guaranteed entity as of December 31, 2018:

                                                               Policyholder                                     Policyholders'
                                            Date       Date    Obligations @ Invested Assets @ Estimated Loss @    Surplus
Guaranteed Company                         Issued   Terminated  12/31/2018      12/31/2018        12/31/2018      12/31/2018
------------------                       ---------- ---------- ------------- ----------------- ---------------- --------------
21st Century Security Insurance Company
  (f/k/a New Hampshire Indemnity
  Company, Inc.)                         12/15/1997  8/31/2009   $     --        $      --           $ --          $     --
AHICO First American-Hungarian
  Insurance Company (n/k/a MetLife
  Europe d.a.c.)                          9/15/1998  1/30/2009         38              349             --                39
AIG Insurance Company - Puerto Rico
  (f/k/a Chartis Insurance Company -
  Puerto Rico) *                          11/5/1997 12/31/2009         16              101             --                94
American General Life Insurance Company
  of Delaware (f/k/a AIG Life Insurance
  Company) *                              7/13/1998 12/29/2006      2,996          171,697             --             6,350
American International Assurance
  Company (Bermuda) Limited **            8/23/1999  1/31/2008     21,647           41,595             --             3,108
American International Life Assurance
  Company of New York *                   7/13/1998  4/30/2010      2,430           27,590             --             1,278
Chartis Excess Limited (f/k/a AIG
  Excess Liability Insurance
  International Limited) *                5/28/1998  6/30/2014        162            2,412             --               985
Chartis Excess Limited (f/k/a AIG
  Excess Liability Insurance
  International Limited) *                5/28/1998  6/30/2014        184           12,972             --             4,025
Chartis Insurance Ireland Limited
  (f/k/a AIG Europe (Ireland) Limited) * 12/15/1997  1/31/2012         13           12,972             --             4,025
Chartis Select Insurance Company (f/k/a
  AIG Excess Liability Insurance
  Company, Ltd.) *                        7/29/1998  4/30/2012          5           16,839             --             4,623
Chartis Ukraine Insurance Company (f/k/
  a AIG Ukraine) (rating withdrawn
  2/13/03) *                              10/1/2000 10/31/2012         --               --             --                 3
CJSC AIG Life Insurance Company
  (Russia) [n/k/a Joint Stock Company
  MetLife Insurance Company]              9/15/1998  1/30/2009        122              273             --                67
First American Czech Insurance Company,
  A.S. (n/k/a MetLife Europe d.a.c.)      9/15/1998  1/30/2009        233              566             --                90
La Meridional Compania Argentina de
  Seguros S.A. *                           1/6/1998 11/30/2016        192               78             --                44
                                                                 --------        ---------           ----          --------
   Total                                                         $ 28,038        $ 287,444           $ --          $ 24,731
                                                                 ========        =========           ====          ========
*  Current Affiliates
** AIA was formerly as subsidiary of AIG, Inc. In previous years AIA provided the direct policyholder obligations as of each year end. However, starting in 2014 AIA declined to provide financial information related to these guarantees. The financial information reflects amounts as of December 31, 2012, at which time the guaranteed entities had invested assets in excess of direct policyholder obligations and were in a positive surplus position. Such amounts continue to remain the
   Company's best estimate given available financial information. The guaranteed policyholder obligations will decline as the policies expire.

--------------------------------------------------------------------------------
55 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

E. Joint and Several Liabilities
--------------------------------------------------------------------------------

AIU and American Home are jointly and severally obligated to policyholders of their Japan branches, in connection with transfers of the business of those Japan branches to Japan-domiciled affiliates in 2013 and 2014, respectively. Under the terms of the transfer agreement, the Japan affiliates have agreed to be responsible for 100% of the obligations associated with such policies, and management expects such companies to satisfy their obligation. The Company carries no reserves with respect to such liabilities. The Japanese affiliates carried $20 and $26 of loss reserves in respect of such policies as of December 31, 2018 and 2017, respectively. As of December 31, 2018, if the Japan affiliates were to fail to satisfy their obligations, the Company's share of the aggregate exposure under the pooling agreement is $4.

Each Pool member is also jointly and severally obligated to the other Pool members, in proportion to their pool share, in the event any other Pool member fails.

11. Other Significant Matters
--------------------------------------------------------------------------------

A. Other Assets
--------------------------------------------------------------------------------

As of December 31, 2018 and 2017, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

Other admitted assets                                                2018  2017
---------------------                                                ----  ----
Deposit accounting assets                                            $ 11  $ 13
Guaranty funds receivable on deposit                                    9     9
Loss funds on deposit                                                  72    54
Retroactive reinsurance recoverable                                    --     1
Other assets                                                           65    93
Equities in underwriting pools and associations                       (11)    8
                                                                     ----  ----
Total other admitted assets                                          $146  $178
                                                                     ====  ====

B. Other Liabilities
--------------------------------------------------------------------------------

As of December 31, 2018 and 2017, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

Other liabilities                                                    2018  2017
-----------------                                                    ----  ----
Accrued retrospective premiums                                       $ 24  $ 25
Paid loss clearing contra liability (loss reserve offset for paid
  claims)                                                             (36)  (77)
Deferred commission earnings                                           44    61
Deposit accounting liabilities                                          4    32
Deferred gain liability                                                --     6
Collateral on derivative assets                                        61     7
Remittances and items not allocated                                    12    10
Servicing carrier liability                                             8     9
Escrow funds (NICO)                                                    32    18
Statutory contingency reserve                                         137   105
Other accrued liabilities                                             261   198
Retroactive reinsurance reserves - ceded                              (29)  (26)
                                                                     ----  ----
Total other liabilities                                              $518  $368
                                                                     ====  ====

--------------------------------------------------------------------------------
56 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

C. Other (Expense) Income
--------------------------------------------------------------------------------

For the years ended December 31, 2018, 2017 and 2016, other (expense) income as reported in the accompanying Statements of Operations and Changes in Capital and Surplus were comprised of the following balances:

      Other (expense) income                            2018  2017  2016
      ----------------------                           -----  ----  ----
      Other (expense) income                           $  11  $ (3) $ 16
      Fee income on deposit programs                       1     4     6
      Equities and deposits in pools and associations     --     1     1
      Gain on sale of medical stop-loss business          --    91    --
      Interest expense on reinsurance program           (148)  (54)  (41)
                                                       -----  ----  ----
      Total other (expense) income                     $(136) $ 39  $(18)
                                                       =====  ====  ====

D. Non- Cash items
--------------------------------------------------------------------------------

For the years ended December 31, 2018, 2017 and 2016, the amounts reported in the Statements of Cash Flow are net of the following non-cash items:

       Non-cash transactions                    2018     2017     2016
       ---------------------                  -------  -------  -------
       Capital contribution from parent:
          Pooling Restructure Transaction     $    --  $   700  $    --
          Tax Sharing Agreement                    --        7       --
          Receivable                               60       --       --
          Return of Capital                      (472)      --       --
       Receivable
          Securities                               14       --     (600)
       Funds Held:
          Premiums collected                      (62)    (313)    (378)
          Benefit and loss related payments       (15)     229      209
          Commissions                              23      114      111
          Interest                               (146)     (60)     (40)
          Funds Held                              200       30       98
       Securities received/ transferred:
          Securities received                   1,641    3,348    1,293
          Securities transferred               (1,341)  (1,881)  (2,072)
       Other
          Securities*                              --       --      800

* 2015 Capital Contribution recorded as a receivable was settled in 2016 in the form of cash and securities.

E. Federal Home Loan Bank ("FHLB") Agreements
--------------------------------------------------------------------------------

The Company is a member of the FHLB of Pittsburgh. Such membership requires ownership of stock in the FHLB. The Company owned an aggregate of $15 and $9 of stock in the FHLB at December 31, 2018 and 2017, respectively.

Through its membership, the Company has conducted business activity (borrowings) with the FHLB. The Company utilizes the FHLB facility to supplement liquidity or for other uses deemed appropriate by management. The outstanding borrowings are being used primarily for interest rate risk management purposes in connection with certain reinsurance arrangements, and the balances are expected to decline as underlying premiums are collected. The Company is required to pledge certain mortgage-backed securities, government and agency securities and other qualifying assets to secure advances obtained from the FHLB. The FHLB applies a haircut to collateral pledged to determine the amount of borrowing capacity it will provide to its member. As of December 31, 2018, the Company had an actual borrowing capacity of $1,181 based on qualified pledged collateral. At December 31, 2018, the Company had borrowings of $0 from the FHLB.

--------------------------------------------------------------------------------
57 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

National Union Fire Insurance Company of Pittsburgh, Pa.
Statutory Basis Financial Statements
(Dollars in Millions)
--------------------------------------------------------------------------------

F. Insurance-Linked Securities
--------------------------------------------------------------------------------

As of December 31, 2018, the Company was not a ceding insurer in catastrophe bond reinsurance transactions in force. As of December 31, 2017, the Company was a ceding insurer in three catastrophe bond reinsurance transactions in force covering the Company's direct and assumed property exposures. As of December 31, 2017, the aggregate amount the Company may have received under these arrangements in the event of catastrophic events that exceeded the related attachment points for each applicable bond was $184.

G. Sale of Medical Stop-loss and Organ Transplant Business
--------------------------------------------------------------------------------

On October 15, 2017, the Pool sold its medical stop-loss and organ transplant business and renewal rights to Tokio Marine HCC Life Insurance Company. The sale of the renewal rights resulted in a gain of $91 for the Company. In addition to the sale of the renewal rights, the Pool entered into a 100 percent quota share reinsurance agreement to cede the in-force liabilities of these businesses as of the transaction date, which resulted in a gain of $6.5 for the Company.

12. Subsequent Events
--------------------------------------------------------------------------------

Subsequent events have been considered through April 22, 2019 for these Financial Statements issued on April 22, 2019.

Type I - Recognized Subsequent Events:

In February 2019, the PA DOI approved the Company's request to record a $60 contribution from AIG PC US, settled in the form of cash, in its 2018 Financial Statement. The contribution was reflected as a receivable as of December 31, 2018 and as gross paid in and contributed surplus pursuant to SSAP No. 9, Subsequent Events, and SSAP No. 72, Surplus and Quasi-Reorganizations.

Type II - Nonrecognized Subsequent Events:

AIGGRE Restructure

In 2019, the Company and several of its U.S. insurance company affiliates established AIGGRE US Real Estate Fund III LP (US Fund III), a real estate investment fund managed AIGGRE. At the closing of US Fund III, on January 2, 2019, the Company made a capital commitment to the fund of up to $146 (representing an approximately 9.73% equity interest therein). In connection with the closing of US Fund III, the Company contributed cash (approximately $23) to the fund. The Company's unfunded capital commitment to U.S. Fund III, after certain additional capital was called, was approximately $116.

--------------------------------------------------------------------------------
58 NOTES TO FINANCIAL STATEMENTS - As of December 31, 2018 and 2017 and for years ended December 31, 2018, 2017 and 2016.

                           PART C: OTHER INFORMATION

Item 26. Exhibits

(a)  Board of Directors Resolution.
     ------------------------------

     (1) Resolutions of the Board of Directors of The United States Life Insurance Company in the City of New York authorizing the establishment of Separate Account USL VL-R. (24)

     (2) Resolution of the Board of Directors of The United States Life Insurance Company in the City of New York authorizing the consolidation of the Separate Account. (Filed herewith)

(b)  Custodian Agreements.       Inapplicable.
     ---------------------

(c)  Underwriting Contracts.
     -----------------------

     (1) Specimen form of Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (17)

     (2) Form of Schedule A as of January 1, 2011 to Amended and Restated Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, dated September 22, 2009. (17)

     (3)  Form of Selling Group Agreement. (17)

     (4) Distribution Agreement between The United States Life Insurance Company in the City of New York and AIG Capital Services, Inc., entered into as of December 31, 2018. (26)

(d)  Contracts.
     ----------

     (1) Form of Group Flexible Premium Variable Life Insurance Policy - Non-Participating (Policy Form No. 21GVULD997). (10)

     (2) Form of Group Flexible Premium Variable Life Insurance Certificate (Certificate Form No. 26GVULD997). (11)

     (3) Specimen form of Merger Endorsement for owners and participants residing in New York. (17)

(e)  Applications.
     -------------

     (1) Form of Application for Group Flexible Premium Variable Life Insurance Policy, Form No. 24COLI400NY. (3)

     (2) Form of Supplemental Application for Life Insurance, Form No. 24GVSUP997NY. (19)

     (3)  Form of Subaccount Transfer Request Form. (19)

     (4)  Form of Premium Allocation Form. (19)

     (5)  Form of Loan/Surrender Request Form. (19)

     (6)  Form of Dollar Cost Averaging Request Form. (19)

     (7)  Form of Change Request form. (5)

     (8)  Form of Reallocation and Rebalancing Request Form. (19)

     (9)  Form of Automatic Rebalancing Request. (19)

(f)  Depositor's Certificate of Incorporation and By-Laws.
     -----------------------------------------------------

     (1) Charter of The United States Life Insurance Company in the City of New York, Restated as of December 31, 2011. (18)

     (2) Copy of the Bylaws of The United States Life Insurance Company in the City of New York, amended and restated December 14, 2010. (12)

     (3) Specimen form of Agreement and Plan of Merger including the Charter of The United States Life Insurance Company in the City of New York as the Surviving Corporation. (17)

(g)  Reinsurance Contracts.
     ----------------------

     (1) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and General & Cologne Life Re of America. (7)

     (2) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Munich American Reassurance Company. (7)

     (3) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and RGA Reinsurance Company. (7)

     (4) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Swiss Re
             Life & Health America, Inc. (7)

     (5) Automatic and Facultative Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Generali USA Life Reinsurance Company. (22)

(h)  Participation Agreements.
     -------------------------

     (1)(a) Form of Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.). (17)

     (1)(b) Form of Amendment No.1 to Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (formerly AIM Variable Insurance Funds, Inc.), American International Life Assurance Company of New York and American General Equity Services Corporation (formerly AIG Equity Sales Corp.). (17)

     (1)(c) Form of Letter of Consent among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American International Life Assurance Company of New York, The United States Life Insurance Company in the City of New York and American General Equity Services Corporation. (17)

     (2)(a) Form of Participation Agreement among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc. and American International Life Assurance Company of New York. (3)

     (2)(b) Form of Letter of Consent among AllianceBernstein Variable Products Series Fund, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

     (3)(a) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (1)

     (3)(b) Form of Amendment No. 2 to Shareholder Services Agreement by and among American Century Investment Services, Inc. and The United States Life Insurance Company in the City of New York. (17)

       (4)(a) Form of Amended and Restated Fund Participation Agreement by and among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC, American General Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York. (12)

       (5)(a) Form of Amended and Restated Participation Agreement by and among Variable Insurance Products Funds, Fidelity
               Distributors Corporation and The United States Life Insurance Company in the City of New York dated April 27, 2012. (19)

       (6)(a) Form of Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of September 5, 2003. (8)

       (6)(b)  Form of Amendment No. 1 to Amended and Restated
               Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton
               Distributors, Inc. (8)

       (6)(c)  Form of Amendment to Participation Agreement, effective
               June 5, 2007 by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (13)

       (6)(d)  Form of Amendment No. 3 to Amended and Restated
               Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton
               Distributors, Inc. (8)

       (6)(e)  Form of Amendment No. 4 to Amended and Restated
               Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin/ Templeton
               Distributors, Inc. effective December 31, 2010. (17)

       (6)(f)  Form of Amendment No. 5 to Amended and Restated
               Participation Agreement by and among The United States Life Insurance Company in the City of New York, SunAmerica Capital Services, Inc., Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton
               Distributors, Inc. (23)

       (7)(a) Form of Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and American International Life Assurance Company of New York. (5)

       (7)(b) Form of Letter of Consent among Goldman Sachs Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

       (8)(a) Form of Fund Participation Agreement by and among The United States Life Insurance Company in the City of New York, JPMorgan Insurance Trust, JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc. and JPMorgan Funds Management, Inc. effective as of April 24, 2009. (9)

       (8)(b) Form of Fund/SERV Amendment to Participation Agreement by and between The United States Life Insurance Company of in the City of New York and J.P. Morgan Series Trust II dated as of October 1, 2007. (9)

       (8)(c) Form of Amendment No. 1 to Fund Participation Agreement between The United States Life Insurance Company in the City of New York, JPMorgan Insurance Trust, J.P. Morgan Investment Management Inc. and JPMorgan Funds Management, Inc. dated December 31, 2010. (12)

       (8)(d) Form of Indemnification Letter by and between J.P. Morgan Investment Management Inc. and The United States Life Insurance Company in the City of New York. (8)

       (9)(a) Form of Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP and American International Life Assurance Company of New York. (2)

       (9)(b) Form of Amendment to Participation Agreement among The Universal Institutional Funds, Inc. (formerly Morgan Stanley Universal Funds, Inc.), Morgan Stanley Investment Management Inc. (formerly Morgan Stanley Asset Management Inc.), Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd,
                LLP) and American International Life Assurance Company of New York. (3)

       (9)(c) Form of Letter of Consent among The Universal Institutional Funds, Inc., American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

       (10)(a)  Form of Fund Participation Agreement by and among
                Neuberger & Berman Advisers Management Trust, Advisers Managers Trust,

           Neuberger & Berman Management Incorporated and American International Life Assurance Company of New York. (5)

  (10)(b) Form of Amendment to Fund Participation Agreement by and among Neuberger & Berman Advisers Management Trust, Advisers Managers Trust, Neuberger & Berman Management Incorporated and American International Life Assurance Company of New York. (5)

  (10)(c) Form of Letter of Consent among Neuberger Berman Advisers Management Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

  (11)(a) Form of Participation Agreement by and among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and American International Life Assurance Company of New York. (4)

  (11)(b) Form of Letter of Consent among PIMCO Variable Insurance Trust, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

  (11)(c) Form of Novation of and Amendment to Participation Agreement by and among Allianz Global Investors Distributors LLC,
           PIMCO Investments LLC, PIMCO Variable Insurance Trust, The United States Life Insurance Company in the City of New
           York, as successor to American International Life Assurance Company of New York, American General Life Insurance Company and American General Life Insurance Company of Delaware. (18)

  (12)(a) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation (formerly American General Securities Incorporated), VALIC Company I (formerly American General Series Portfolio Company) and The Variable Annuity Life Insurance Company. (15)

  (12)(b) Form of Second Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation (formerly American General Securities Incorporated), VALIC Company I (formerly American General Series Portfolio Company) and The Variable Annuity Life Insurance Company. (16)

  (12)(c) Form of Third Amendment to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, VALIC Company I and The Variable Annuity Life Insurance Company.
           (17)

  (13)(a)  Form of Participation Agreement by and among Vanguard
           Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (20)

  (13)(b) Form of Amendment No. 6 to Participation Agreement by and among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (23)

  (13)(c) Form of Letter of Consent among The Vanguard Group, Inc., Vanguard Variable Insurance Fund, American International Life Assurance Company of New York and The United States Life Insurance Company in the City of New York. (17)

  (14)(a) Form of Administrative Services Agreement between American International Life Assurance Company of New York and A I M Advisors, Inc. (17)

  (15)(a) Amended and Restated Administrative Services Agreement between BlackRock Advisors, LLC and The United States Life Insurance Company in the City of New York. (12)

  (16)(a) Form of Amended and Restated Service Contract among Fidelity Variable Insurance Products Funds, American General Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York effective May 1, 2012. (19)

  (17)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (14)

  (17)(b) Form of Amendment No. 4 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. effective December 31, 2010. (17)

  (18)(a) Form of PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and American
           International Life Assurance Company of New York. (17)

  (19)(a)  Form of Services Agreement between Pacific Investment
           Management Company and American International Life Assurance Company of New York. (17)

  (20)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM Investment Services, Inc. and American International Life Assurance Company of New York. (17)

  (21)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AllianceBernstein and American International Life Assurance Company of New York. (6)

  (22)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American International Life Assurance Company of New York. (6)

  (23)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American International Life Assurance Company of New York. (6)

  (24)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American International Life Assurance Company of New York. (6)

  (25)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Goldman Sachs and American International Life Assurance Company of New York. (6)

  (26)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and The United States Life
           Insurance Company in the City of New York. (9)

  (27)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Merrill Lynch (BlackRock) and American International Life Assurance Company of New York. (6)

  (28)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American International Life Assurance Company of New York. (6)

  (29)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American International Life Assurance Company of New York. (6)

  (30)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between UIF Morgan Stanley and American International Life Assurance Company of New York. (6)

     (31)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American International Life Assurance Company of New York. (6)

     (32)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American International Life Assurance Company of New York. (6)

     (33)(a) Form of Consent to Assignment of Fund Participation and other Agreements with regard to the change in distributor for the products to AIG Capital Services, Inc. (21)

(i)  Administrative Contracts.
     -------------------------

     (1) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and American General Life Companies, effective February 1, 2004. (8)

     (2)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York. (8)

     (2)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated May 21, 1975. (8)

     (2)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated September 23, 1975. (8)

     (2)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated December 30, 1998. (8)

     (2)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York and American General Life Companies, effective January 1, 2002. (8)

     (2)(f) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of

             New York, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004.
             (8)

     (2)(g) Form of Addendum No. 34 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective September 1, 2003. (8)

     (2)(h) Form of Letter of Understanding between The United States Life Insurance Company in the City of New York and American International Group, Inc. Re: Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, effective September 1, 2003. (8)

(j)  Other Material Contracts.
     -------------------------

     (1)     General Guarantee Agreement from National Union Fire
             Insurance Company of Pittsburgh, Pa. on behalf of American International Life Assurance Company of New York. (17)

     (2) Notice of Termination of Guarantee as Published in the Wall Street Journal on March 31, 2010. (17)

     (3) Notice of Termination of AIG Support Agreement between American International Life Assurance Company of New York and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I. (17)

     (4) Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and The United States Life Insurance Company in the City of New York. (22)

     (5)     Termination Agreement of the Amended and Restated
             Unconditional Capital Maintenance Agreement Between American International Group, Inc. and The United States Life
             Insurance Company in the City of New York. (25)

(k)  Legal Opinion.
     --------------

     (1) Opinion and Consent of Saul Ewing LLP, Counsel to National Union Fire Insurance Company of Pittsburgh, Pa. (27)

     (2) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to National Union Fire Insurance Company of Pittsburgh, Pa. (27)

     (3)  Opinion of Counsel and Consent of Depositor. (Filed herewith)

(l)  Actuarial Opinion.       Not applicable.
     ------------------

(m)  Calculation.       None
     ------------

(n)  Other Opinions.
     ---------------

     (1)  Consent.       (Filed herewith)

(o)  Omitted Financial Statements.       None
     -----------------------------

(p)  Initial Capital Agreements.       None
     ----------------------------

(q)  Redeemability Exemption.
     ------------------------

     (1) Description of The United States Life Insurance Company in the City of New York's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2013. (20)

(r)  Powers of Attorney.

     (1) Power of Attorney - The United States Life Insurance Company in the City of New York. (Filed herewith)

     (2) Power of Attorney - National Union Fire Insurance Company of Pittsburgh, Pa. (Filed herewith)
-----------------
(1) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-63412) of Variable Account A of American International Life Assurance Company of New York filed on December 28, 2001.

(3) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on April 25, 2003.

(4) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on June 16, 2003.

(5) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 2, 2005.

(6) Incorporated by reference to Post-Effective Amendment No. 16 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on May 1, 2007.

(7) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(8) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2009.

(9) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 3, 2010.

(10)Incorporated by reference to Post-Effective Amendment No. 4 of Form S-6 Registration Statement (File No. 033-90686) of Variable Account B of American International Life Assurance Company of New York filed on October 27, 1998.

(11)Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on March 23, 1998.

(12)Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on May 2, 2011.

(13)Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-149403) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 23, 2008.

(14)Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(15)Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(16)Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-109499) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on December 18, 2003.

(17)Incorporated by reference to Initial filing of Form N-4 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on January 3, 2011.

(18)Incorporated by reference to Post-Effective Amendment No. 2 of N-6 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on April 30, 2012.

(19)Incorporated by reference to Post-Effective Amendment No. 3 of N-6 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on April 30, 2013.

(20)Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(21)Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2014.

(22)Incorporated by reference to Post-Effective Amendment No. 5 to Form N-6 Registration Statement (File No. 333-151575) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 30, 2014.

(23)Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-171493) of The United States Life Insurance Company in the City of New York Separate Account USL B filed on April 30, 2014.

(24)Incorporated by reference to Initial Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 27, 1999.

(25)Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-178841) of The United States Life Insurance Company in the City of New York FS Variable Separate Account filed on April 29, 2015.

(26)Incorporated by reference to Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-178841) of The United States Life Insurance Company in the City of New York FS Variable Separate Account filed on April 25, 2019.

(27)Incorporated by reference to Post-Effective Amendment No. 12 to Form N-6 Registration Statement (File No. 333-48457) of Variable Account B of American International Life Assurance Company of New York filed on October 24, 2005.

Item 27. Directors and Officers of the Depositor

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Kevin T. Hogan (3)           Director, Chairman of the Board, Chief
                             Executive Officer, and President
William J. Carr              Director
Glen D. Keller               Director
Thomas J. Diemer             Director, Executive Vice President and Chief
                             Financial Officer
Katherine A. Anderson        Director, Senior Vice President and Chief Risk
                             Officer
Michael P. Harwood           Director, Senior Vice President, Chief Actuary
                             and Corporate Illustration Actuary
Craig A. Sabal (6)           Director, Senior Vice President and Chief
                             Investment Officer
Alireza Vaseghi (3)          Director, Managing Director and Chief Operating
                             Officer, Institutional Markets
Jonathan J. Novak (5)        Chief Executive Officer, Institutional Markets
Todd P. Solash (1)           Chief Executive Officer, Individual Retirement
Adam C. Winslow (3)          Chief Executive Officer, Life Insurance
James Bracken (3)            Executive Vice President, Head of Legacy
                             Portfolio
Craig A. Anderson            Senior Vice President and Life Controller
Axel P. Andre (5)            Senior Vice President, Market Risk Management
Terri N. Fiedler             Senior Vice President and Chief Distribution
                             Officer
Timothy M. Heslin (2)        Senior Vice President, Chief Life Product and
                             Underwriting Officer
Kyle L. Jennings             Senior Vice President and Chief Compliance
                             Officer
William C. Kolbert (4)       Senior Vice President and Business Information
                             Officer
Gabriel A. Lopez (1)         Senior Vice President, Operations Individual
                             Retirement
Christopher V. Muchmore (1)  Senior Vice President, Market Risk Management
Christine A. Nixon (1)       Senior Vice President

Bryan A. Pinsky (1)        Senior Vice President, Individual Retirement
                           Products
Sai P. Raman (4)           Senior Vice President, Institutional Markets
Sabyasachi Ray (3)         Senior Vice President and Chief Operating
                           Officer
Justin J.W. Caulfield (3)  Vice President and Treasurer
Lisa K. Gerhart            Vice President and Assistant Life Controller
Julie Cotton Hearne        Vice President and Secretary
Mallary L. Reznik (1)      Vice President, General Counsel and Assistant
                           Secretary
Mark A. Peterson (2)       Vice President, Distribution
Michael E. Treske (1)      Vice President, Distribution
Leo W. Grace               Vice President, Product Filing
Christina M. Haley (1)     Vice President, Product Filing
Tracey E. Harris           Vice President, Product Filing
Mary M. Newitt (1)         Vice President, Product Filing
Daniel R. Cricks           Vice President and Tax Officer
Stephen G. Lunanuova (6)   Vice President and Tax Officer
Barbara J. Moore           Vice President and Tax Officer
T. Clay Spires             Vice President and Tax Officer
Frank Kophamel             Vice President and Appointed Actuary
Michelle D. Campion (5)    Vice President
Jeffrey S. Flinn           Vice President
Manda Ghaferi (1)          Vice President
William L. Mask            Vice President
Jennifer N. Miller (5)     Vice President
Stewart R. Polakov (1)     Vice President
Jennifer A. Roth (1)       Vice President, 38a-1 Compliance Officer
Edward P. Voit (7)         Vice President
Amanda K. Ouslander        Anti-Money Laundering and Economic Sanctions
                           Compliance Officer
Rosemary Foster            Assistant Secretary
David J. Kumatz (2)        Assistant Secretary
Virginia N. Puzon (1)      Assistant Secretary
Grace D. Harvey (2)        Illustration Actuary
Laszlo Kulin (6)           Investment Tax Officer
Melissa H. Cozart          Privacy Officer

(1)  21650 Oxnard Street, Woodland Hills, CA 91367
(2)  340 Seven Springs Way, Brentwood, TN 37027
(3)  175 Water Street, New York, NY 10038
(4)  50 Danbury Road, Wilton, CT 06897
(5)  777 S. Figueroa Street, Los Angeles, CA 90017

(6)  80 Pine Street, New York, NY 10005
(7)  301 Grant Street, Pittsburgh, PA 15219

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0000005272-19-000023, filed
February 15, 2019. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of The United States Life Insurance Company in the City of New York (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The United States Life Insurance Company in the City of New York
----------------------------------------------------------------

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether, criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Item 30. Principal Underwriters

(a)  Other Activity. Registrant's principal underwriter, AIG Capital Services,
     ---------------
     Inc., also acts as principal underwriter for the following investment companies:

  American General Life Insurance Company
  Variable Separate Account
  Variable Annuity Account Five
  Variable Annuity Account Seven
  Variable Annuity Account Nine
  Separate Account D
  Separate Account I
  Separate Account VL-R

  The United States Life Insurance Company in the City of New York FS Variable Separate Account
  FS Variable Annuity Account Five
  Separate Account USL VL-R
  Separate Account USL A

  The Variable Annuity Life Insurance Company
  Separate Account A

(b)  Management. The following information is provided for each director and
     -----------
     officer of the principal underwriter.

      Name and Principal            Positions and Offices with Underwriter
      Business Address*                   AIG Capital Services, Inc.
      ------------------            --------------------------------------
      Terri N. Fiedler (2)     Director
      James T. Nichols (1)     Director, President and Chief Executive Officer
      Michael E. Treske        Chief Distribution Officer, Mutual Funds and
                               Variable Annuities
      Michael Fortey (2)       Chief Compliance Officer
      Frank Curran (1)         Vice President, Chief Financial Officer, Chief
                               Operating Officer, Controller and Treasurer
      John T. Genoy (1)        Vice President
      Mallary L. Reznik        Vice President
      Julie Cotton Hearne (2)  Vice President and Secretary
      Daniel R. Cricks (2)     Vice President, Tax Officer
      T. Clay Spires (2)       Vice President, Tax Officer
      Virginia Puzon           Assistant Secretary
      Rosemary Foster (2)      Assistant Secretary
    * Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.

    (1) Principal business address is Harborside 5, 185 Hudson Street, Jersey City, NJ 07311.

    (2)  Principal business address is 2919 Allen Parkway, Houston, TX 77019.

(c)  Compensation From the Registrant. AIG Capital Services, Inc. retains no
     ---------------------------------
     compensation or commissions from the Registrant.

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 175 Water Street, New York, New York 10038 or at The United States Life Insurance Company in the City of New York's Administrative Office located at 2929 Allen Parkway - A35-50, Houston, Texas 77019

Item 32. Management Services

Not applicable.

Item 33. Fee Representation

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union Guarantee Period"), filed as an exhibit to this Registration Statement (the "National Union Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the National Union Guarantee promptly after the happening of significant events related to the National Union Guarantee.

These significant events include: (i) termination of the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; (ii) a default under the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; or (iii) the insolvency of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union").

Depositor hereby undertakes during the National Union Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of National Union in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of National Union regarding such financial statements.

During the National Union Guarantee Period, the Depositor hereby undertakes to include in the prospectuses to policy owners, an offer to supply the annual audited statutory financial statements of National Union, free of charge upon a policy owner's request.

As of April 30, 2010 at 4:00 p.m. Eastern time (the "Point of Termination"), the National Union Guarantee was terminated for prospectively issued Policies. The National Union Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

Effective December 31, 2010, American International Life Assurance Company of New York, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for policies and other contracts and certificates issued prior to a merger. Therefore, the National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R has duly caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of New York, and State of New York on this 29th day of November, 2019.


                                 THE UNITED STATES LIFE INSURANCE COMPANY IN
                                 THE CITY OF NEW YORK SEPARATE ACCOUNT USL VL-R (Registrant)

                                 BY: THE UNITED STATES LIFE INSURANCE COMPANY
                                 IN THE CITY OF NEW YORK
                                 (On behalf of the Registrant and itself)

                                 BY:  /s/ CRAIG A. ANDERSON
                                      ------------------------------------------
                                      CRAIG A. ANDERSON
                                      SENIOR VICE PRESIDENT AND LIFE CONTROLLER

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated.


Signature                               Title                       Date
---------                               -----                       ----

*KEVIN T. HOGAN           Director, Chairman, Chief           November 29, 2019
------------------------  Executive Officer, and President
KEVIN T. HOGAN

*KATHERINE A. ANDERSON    Director, Senior Vice President     November 29, 2019
------------------------  and Chief Risk Officer
KATHERINE A. ANDERSON

*WILLIAM J. CARR          Director                            November 29, 2019
------------------------
WILLIAM J. CARR

*THOMAS J. DIEMER         Director, Executive Vice President  November 29, 2019
------------------------  and Chief Financial Officer
THOMAS J. DIEMER

*MICHAEL P. HARWOOD       Director, Senior Vice President,    November 29, 2019
------------------------  Chief Actuary and Corporate
MICHAEL P. HARWOOD        Illustration Actuary

*GLEN D. KELLER           Director                            November 29, 2019
------------------------
GLEN D. KELLER

*CRAIG A. SABAL           Director, Senior Vice President     November 29, 2019
------------------------  and Chief Investment Officer
CRAIG A. SABAL

*TODD P. SOLASH           Chief Executive Officer,            November 29, 2019
------------------------  Individual Retirement
TODD P. SOLASH

*ALIREZA VASEGHI          Director, Managing Director and     November 29, 2019
------------------------  Chief Operating Officer,
ALIREZA VASEGHI           Institutional Markets

*ADAM C. WINSLOW          Chief Executive Officer, Life       November 29, 2019
------------------------  Insurance
ADAM C. WINSLOW

/s/ CRAIG A. ANDERSON     Senior Vice President and Life      November 29, 2019
------------------------  Controller
CRAIG A. ANDERSON

/s/ MANDA GHAFERI         Attorney-in-Fact                    November 29, 2019
------------------------
*MANDA GHAFERI

                                  SIGNATURES


National Union Fire Insurance Company of Pittsburgh, Pa. has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 29th day of November, 2019.


                                 NATIONAL UNION FIRE INSURANCE COMPANY OF
                                 PITTSBURGH, PA.

                                 BY:  /s/ BRIAN GREENSPAN
                                      ------------------------------------------
                                      BRIAN GREENSPAN
                                      STATUTORY CONTROLLER AND SENIOR VICE
                                      PRESIDENT

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                 Title                    Date
---------                                 -----                    ----

/s/ DAVID H. McELROY          Director, President, CEO and   November 29, 2019
----------------------------  Chairman of the Board of
DAVID H. McELROY              Directors

/s/ ALEXANDER R. BAUGH        Director                       November 29, 2019
----------------------------
ALEXANDER R. BAUGH

/s/ THOMAS A. BOLT            Director                       November 29, 2019
----------------------------
THOMAS A. BOLT

/s/ RICHARD A. BRASSINGTON    Director                       November 29, 2019
----------------------------
RICHARD A. BRASSINGTON

/s/ ELIAS F. HABAYEB          Director and Chief Financial   November 29, 2019
----------------------------  Officer
ELIAS F. HABAYEB

/s/ ANTHONY TATULLI           Director                       November 29, 2019
----------------------------
ANTHONY TATULLI

/s/ ANTHONY VIDOVICH          Director                       November 29, 2019
----------------------------
ANTHONY VIDOVICH


*BY:  /s/ BRIAN GREENSPAN
      --------------------------
      BRIAN GREENSPAN
      ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

Item 26. Exhibits

(a)(2) Resolution of the Board of Directors of The United States Life
       Insurance Company in the City of New York authorizing the consolidation of the Separate Account.
(k)(3) Opinion of Counsel and Consent of Depositor.
(n)(1) Consent.
(r)(1) Power of Attorney - The United States Life Insurance Company in the
       City of New York.
(r)(2) Power of Attorney - National Union Fire Insurance Company of
       Pittsburgh, Pa.

                                      E-1